Form 20-F
period 2008-03-31
LONGTOP FINANCIAL TECHNOLOGIES LTD
filed 2008-07-01
CIK 1412494

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-33722

Longtop Financial Technologies Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)
15/F, Block A, Chuangxin Building
Software Park
Xiamen, 361005
People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary shares, par value US$0.01 per share.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2008:
50,274,126 ordinary shares, par value US$0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

In this annual report on Form 20-F, unless the context otherwise requires, “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries and affiliated entities; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “shares” or “ordinary shares” refers to our ordinary shares par value US$0.01 per share; “ADSs” refers to American depositary shares, each representing one ordinary share; “Renminbi” or “RMB “ refers to the legal currency of China; and “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.
We have eight trademark applications currently pending with the Trademark Office of the State Administration for Industry and Commerce of China . These include seven Chinese trademarks for our logo, “Longtop Group”, “,” “Longtop”, “E@ble”, “IntelliFlow”, “IntelliRule”, “IntelliWeb” and one international trademark for our logo, “,”. We have two registered trademarks, “Longtop Group” and “Longtop”, with the International Bureau of the World Intellectual Property Organization (WIPO). This annual report also contains product and service names of companies other than Longtop that are trademarks of their respective owners.
We intend to make this annual report and other periodic reports publicly available on our website, www.longtop.com, immediately following their filing with the U.S. Securities and Exchange Commission (or SEC). None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless we are required to do so by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•	our goals and strategies;
•	our expansion plans;
•	our future business development, financial conditions and results of operations;
•	the expected growth of the financial services, software development and IT services market in China and internationally;
•	our expectations regarding demand for our products and services;
•	our expectations regarding keeping and strengthening our relationships with key clients;
•	our ability to stay abreast of market trends and technological advances;
•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to implement our know-how, modules and design;
•	our ability to attract and retain quality employees;
•	our ability to pursue strategic acquisitions and alliances;
•	our plans to invest in research and development to enhance our solution and service offerings;
•	competition in our industry in China and internationally;
•	general economic and business conditions in the regions and countries we provide our solutions and services;
•	relevant government policies and regulations relating to our industry; and
•	market acceptance of our solutions and services.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Government Regulation,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance.
The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I
Item 1: Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2: Offer Statistics and Expected Timetable
Not applicable.
Item 3: Key Information
Selected Consolidated Financial and Statistical Data
The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this annaul report on Form 20-F and Item 5, “Operating and Financial Review and Prospects.”
Our selected consolidated income statement data presented below for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008 and our selected consolidated balance sheet data as of March 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated income statement data for the year ended December 31, 2004 and the three months ended March 31, 2006 and our selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our audited consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.
Effective April 1, 2007, we changed our fiscal year from a calendar year to a fiscal year ending March 31. As a result, we prepared audited financial statements for the three months ended March 31, 2007.
We have not included financial information for the year ended December 31, 2003, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2004, 2005, and 2006, the three months ended March 31, 2006 and 2007, and the year ended March 31, 2008 and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

SELECTED CONSOLIDATED FINANCIAL DATA

						Year Ended
	Year Ended December 31,			Three Months Ended March 31,		March 31,
	2004	2005	2006	2006	2007	2008
	($ in thousands, except share and per share or ADS data)

Consolidated Statement of Operations Data:

Revenues:
Software development	13,263	21,568	33,312	4,545	5,869	55,729
Other services (1)	1,968	3,718	9,868	1,825	1,881	10,961

Total revenues	15,231	25,286	43,180	6,370	7,750	66,690
Less business taxes	(111)	(204)	(534)	(90)	(105)	(774)

Net revenues	15,120	25,082	42,646	6,280	7,645	65,916

Cost of revenues:
Software development	1,921	1,804	4,092	370	1,831	21,138
Other services	646	1,515	3,037	548	570	4,517

Total cost of revenues	2,567	3,319	7,129	918	2,401	25,655

Gross profit	12,553	21,763	35,517	5,362	5,244	40,261

Operating expenses (2)	4,182	6,522	22,921	10,986	3,614	33,864

Income from operations	8,371	15,241	12,596	(5,624)	1,630	6,397

Net income	6,621	12,540	8,308	(4,070)	768	2,927

Net income (loss) per share/ADS:
Basic ordinary share	0.29	0.42	0.25	(0.14)	0.02	(0.04)

Diluted	0.29	0.41	0.22	(0.14)	0.02	(0.04)

Shares used in computation of net income (loss) per share:
Basic ordinary share	23,125,000	30,000,000	29,761,901	30,000,000	29,705,267	38,692,405
Diluted	23,125,000	30,920,822	37,874,254	30,000,000	40,326,496	38,692,405
Cash dividends declared per ordinary share	0.08	0.03	—	—	—	0.93

Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1,006	4,543

Includes share-based compensation expenses as follows:
Cost of revenues	—	—	839	1	3	8,061
Operating expenses	—	37	12,044	7,823	232	20,127

						Year
						Ended
	Year Ended December 31,			Three Months Ended March 31,		March 31,
	2004	2005	2006	2006	2007	2008
	($ in thousands, except share and per share or ADS data)

Software development gross profit margins	84.8%	90.8%	86.5%	90.5%	67.4%	60.9%
Other services gross profit margins	66.5%	58.5%	68.0%	68.6%	68.3%	57.6%
Gross profit margins	82.4%	86.1%	82.3%	84.2%	67.7%	60.4%
Income from operations margins	55.0%	60.3%	29.2%	(88.3%)	21.0%	9.6%
Net income margins	43.5%	49.6%	19.2%	(63.9%)	9.9%	4.4%

					As of
	As of December 31,			As of March 31,	March 31,
	2004	2005	2006	2007	2008

Consolidated Balance Sheet Data:

Cash and cash equivalents	9,385	24,894	81,319	69,920	204,526
Accounts receivable, net	8,746	9,120	17,294	19,495	21,254
Total current assets	26,314	40,098	107,047	97,766	239,224
Total current liabilities	23,177	29,371	31,621	27,689	33,460
Total mezzanine equity	—	—	47,887	47,887	—
Total shareholders’ equity	9,617	23,450	42,426	44,020	234,890

Total liabilities, mezzanine equity and shareholders’ equity	32,905	52,937	122,426	120,432	270,891
Exchange Rate Information
Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report have been made at the rate of RMB7.0120 to $1.00, which was the noon buying rate as of March 31, 2008 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may reduce the market value of our ADSs.” On May 30, 2008, the noon buying rate was RMB6.9400 to $1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.
The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month of the years shown.
Average exchange rates of Renminbi per U.S. Dollar

Average

Year ended December 31, 2003	8.2771

Year ended December 31, 2004	8.2768

Year ended December 31, 2005	8.1826

Year ended December 31, 2006	7.9579

Year ended December 31, 2007	7.5806

The table below shows the high and low exchange rate of U.S. dollars per Renminbi for each of the six months from December 2007 to May 2008:
Recent exchange rates of Renminbi per U.S. Dollar

Renminbi per U.S. Dollar Noon Buying Rate

	High	Low

December 2007	7.4120	7.2946

January 2008	7.2946	7.1818

February 2008	7.1973	7.1100

March 2008	7.1110	7.0105

April 2008	7.0185	6.9840

May 2008	6.9943	6.9377
Risk Factors
An investment of our ADSs involves significant risks. You should consider carefully all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We focus mostly on the financial services industry. Our growth depends on the growth of financial services companies in China and their IT investment. The recent growth of financial services companies in China and their IT investment may not continue, and our revenues may not grow or may even decline.
We derive substantially all our revenues from the financial services industry, and our recent revenue growth has been driven by growth in both China’s financial services industry and related ITsolutions and service spending by industry participants. This growth may not continue at the same rate or at all. We believe substantial changes in the financial services industry, including decreasing profit margins in certain sectors, regulatory and technological changes and other trends, in recent years have led to increased IT solutions and services spending. A reduction in the rate of change could reduce demand for our software solutions and services. The financial services industry is also sensitive to changes in economic conditions and unforeseen events, including political instability, recession, inflation or other adverse occurrences. Any event that results in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house, could harm our results of operations and business prospects.

We depend on a few clients for a significant portion of our revenues and this dependence is likely to continue. If we fail to obtain business from these key existing clients, our revenues will decline.
Historically we have depended on two of the four state-controlled national banks, or Big Four banks, for the majority of our revenues. In the years ended December 31, 2005 and 2006, two of the Big Four banks together accounted for 80% and 72% of our total revenues. In 2008, we increased our business with a third Big Four bank whose revenues increased to over 10% of our revenues in 2008. In 2008, three of the Big Four Banks accounted for 51.0% of our revenues. We do not have long-term contracts with these banks. We enter into contracts with bank headquarters or branches with independent procurement authority. Each contract is for the provision of solutions or services for the duration of the relevant project or services. We expect that a significant portion of our sales will continue to be generated by a small number of clients.
To anticipate our client’s future IT needs, build their trust and develop suitable solutions, we must maintain close relationships with our key clients. Any failure to maintain one of these close relationships, due to unsuccessful sales and marketing efforts, lack of suitable solutions, unsatisfactory performance or other reasons, could result in our losing a client and its business. If we lose a key client, a key client significantly reduces its purchasing levels or delays a major purchase or we fail to attract additional major clients, our revenues could decline.
We may lose our clients and our financial results would suffer if our clients change the decision-making body for their IT procurement or investment, merge with or are acquired by other financial services companies, develop their own in-house capabilities or fail to expand.
Our business may be adversely affected if our business with our clients is reduced due to the following reasons:
•	Our clients may change their decision-making body for making IT investments and key decision makers may change. The decision to purchase our software solutions and services is in some cases made by bank headquarters and in other cases by local bank branch offices. For each key client, we use a sales team dedicated to maintaining close relationships with the relevant IT procurement decision-makers. We build these extensive relationships over the course of several years. However, IT purchasing authority may become more centralized or transferred to different bodies. If a bank centralizes purchasing decisions or otherwise changes the decision making body or level within the bank at which the purchase decision is made or a key decision-maker is replaced, transferred or leaves the bank, our client relationships may be disrupted and we may be unable to effectively and timely restore these relationships.
•	Consolidation of our clients and growth of in-house capabilities. There is a growing trend for financial institutions in China to consolidate. As these institutions grow in size, they may exert pricing pressure on vendors, and/or find it more cost-effective to set up their own IT departments or divisions to meet their IT needs, instead of relying on third-party companies for solutions and services. In addition, as restrictions against foreign ownership in financial and insurance industries ease, more foreign investors may acquire stakes in or form strategic alliances with PRC financial institutions, and may direct or influence management to use IT vendors recommended or favored by the investor, leading to lost or reduced business with these existing clients.
•	Our clients fail to expand. The financial services industry in China is becoming increasingly competitive. Our clients may not successfully compete with their domestic and foreign competitors in the future. If our key clients suffer a reduced market share or their results of operations and financial condition are otherwise adversely affected, they may reduce their IT spending and change expansion plans for their IT systems, which in turn may materially and adversely affect our growth and results of operations.

We have transferred intellectual property rights to a number of our customized software solutions and a small number of our standardized solutions to our clients and may not own all the intellectual property rights to our software solutions. We may be subject to intellectual property infringement claims from these clients and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business and materially affect our gross margin and net income.
Over half of our contracts for custom-designed projects between December 2006 and September 2007 and some of our contracts for custom-designed projects prior to December 2006 provided that our clients own intellectual property rights to software solutions developed under such contracts. Subsequent to September 2007, substantially all of our custom-designed projects provide that Longtop has the rights to use and commercialise the intellectual properties under the subject contracts. Most of these affected contracts provided that we have the rights to own and commercialize any substantial improvements we make to the software solutions developed for clients under these contracts. A small number of these affected contracts either do not explicitly provide for such rights or provide that we have no such rights. Furthermore, a small number of our existing standardized solutions were based on, and our future standardized solutions may be derived, at least in part, from customized software solutions developed under these contracts.
The total contract value of these affected custom-designed projects between December 2006 and September 2007 was $17.1 million and the total contract value of these affected custom-designed projects prior to December 2006 was $2.5 million. The total contract value of our existing standardized solutions based on the affected customized software solutions was $874,000 as of May 31, 2008. We have also sold, and may sell in the future, variations of these software solutions to other clients. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).
Furthermore, due to the lack of clarity in a client contract for one of our important standardized software solutions, it may be interpreted that we have transferred to the client intellectual property rights to this software solution. We have sold the same software solutions to a small number of our clients for $700,000 as of May 31, 2008 and will continue to sell the same solutions to other clients. As a result of this practice, we may be subject to intellectual property right infringement claims from the client to whom we may have transferred the intellectual property rights to this software.
In addition, in a small number of our software sales contracts, our clients and us have joint ownership rights to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, these clients may have a profit-sharing claim to our later developed solutions that may arguably be deemed “improvements” to solutions we developed for them earlier.
If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we typically provide indemnification to clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions, and are therefore subject to the risk of indemnity claims. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margin and net income.
We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of May 31, 2008, we had one pending patent application in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current lack of patent protection may prevent us from being able to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement.

Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.
We may be unable to effectively execute projects, maintain, expand or renew existing client engagements and obtain new clients if we fail to attract, train, motivate and retain quality employees, particularly highly skilled engineers and mid-level managers, who can effectively perform the services offered by us.
We depend on highly skilled engineers and mid-level managers, constituting the bulk of our employee base, to effectively develop and deliver our solutions and services. Recently, the growth of our business has been and may continue to be limited by our ability to attract, train and retain these qualified individuals. The market for qualified and experienced engineers throughout China is highly competitive, particularly in the areas of software programming and system engineering. We may be unable to retain our current workforce or hire additional personnel as planned. If we cannot hire these additional employees, or if we fail to provide appropriate training, career opportunities and otherwise motivate and retain our quality employees, we may not be able to execute our growth strategies and our business could suffer.
Increases in wages for IT professionals will increase our net cash outflow and our gross margin and profit margin may decline.
Historically, wages for comparably skilled technical personnel in the Chinese IT services industry have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s IT services industry have increased and may continue to increase at faster rates. Wage increases will increase our cost of software solutions and IT services of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.
Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.
Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. Most of our clients in the financial services industry determine their annual IT investment plans and budgets in the last quarter of each calendar year and do not finalize their annual spending plans until the first quarter of the following year. For our customized solutions, we generally incur costs evenly during the project life while most of the related revenues are generated later in the project as we reach project milestones and complete projects. Also, the Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts signed and completed in the third and fourth calendar quarters. Due to the annual budget cycles of most of our clients, we also may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our clients’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

A significant portion of the software development revenues we generate are fixed amounts according to our sales contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.
A significant portion of the software development revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required we may experience cost overruns and mismatches in project staffing. Conversely, if we over estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.
We may be forced to reduce the prices of our software products due to shortened product life cycles, increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.
The software and IT services industry in China is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products and services, shortening product life cycles and significant price competition from our competitors. As the life cycle of a software product matures, the average selling price of the same product generally declines. A shortening life cycle of our software products generally could result in price erosion for these products if we are unable to introduce new products, or if our new products are not favorably received by our clients. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our software products in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our software products.
Any decrease in our level of standardized software solutions, including as a result of the unpredictable development cycle of our standardized software solutions, may cause our revenues and gross profit to decline.
Revenues from sales of our standardized software constituted 25.5%, 52.5%, 23.1% and 33.4% of our total software development revenues for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008, respectively, representing a substantial portion of our total revenues. Almost all of our software development cost of revenue relates to our customized software solutions. The development cycle of our standardized software can be unpredictable. If we experience a change in the sales levels for our standardized software solutions, due to delays in the development process for a significant number of standardized solutions or otherwise, our revenues and gross profit could be materially and adversely affected as a result.
The software and IT-related services market for financial institutions in China is highly competitive, and we may fail to compete successfully, thereby resulting in loss of clients and decline in our revenues and profit margins.
The software and IT-related services market for financial institutions in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. Our most significant competition comes from the in-house IT departments of our customers. We also face competition from well-funded international platform providers, such as Bearing Point and IBM, domestic IT solution providers for the financial service industry, such as Digital China Holdings Limited, and other targeted solutions providers in certain market segments in which we operate. We expect competition to increase from domestic and international competitors as additional companies compete to meet the IT requirements of financial institutions in China. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

Changes in technology could adversely affect our business by increasing our costs, reducing our profit margins and causing a decline in our competitiveness.
The markets for our software and IT-related services change rapidly because of technological innovation, new product introductions, declining prices and evolving industry standards, among other factors. New solutions and new technology often render existing solutions and services obsolete, excessively costly or otherwise unmarketable. As a result, our success depends on our ability to keep up with the latest technological progress and to develop or acquire and integrate new technologies into our software and IT-related services. Advances in technology also require us to commit substantial resources to developing or acquiring and then deploying new technologies for use in our operations. We must continuously train personnel in new technologies and in how to integrate existing hardware and software systems with these new technologies. We may be unable to continue to commit the resources necessary to keep our competitive technological advantages and our ability to effectively compete in the market may suffer as a result.
We are relatively new to the insurance and corporate areas in China and our experience in the banking industry in China may not be transferable to these areas.
We are relatively new to the insurance and corporate areas in China. Our knowledge and experience in the banking industry may not be transferable to the insurance and corporate areas. If we do not possess or if we fail to develop the required expertise in these new areas, our growth may be adversely affected.
If we fail to manage our growth effectively, our business may be adversely affected.
We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our client relationships. Moreover, as we introduce new solutions and services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar. All of these endeavors will involve risks and require substantial management effort and skill. We may be unable to manage our growth effectively and any failure to do so may have a material adverse effect on our business.
We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.
Historically, we have added new solutions or services and acquired additional clients through selected acquisitions. We expect selective acquisitions of high-quality financial IT services companies will contribute to our future growth. We may not be able, however, to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our growth strategies effectively or efficiently. In addition, our management attention may be diverted by the acquisition and integration process. As a result, our earnings, revenues growth and business could be negatively affected.

We face risks once a business is acquired and the acquired companies may not perform to our expectations, either of which may adversely affect our results of operations.
We face risks when we acquire other businesses. These risks include:
•	difficulties in the integration of acquired operations and retention of personnel,
•	entry into unfamiliar markets,
•	unforeseen or hidden liabilities,
•	tax and accounting issues, and
•	inability to generate sufficient revenues to offset acquisition costs.
Acquired companies may not perform to our expectations for various reasons, including the loss of key personnel or, as a result, key clients, and our strategic focus may change. As a result, we may not realize the benefit we anticipated. If we fail to integrate acquired businesses or realize the expected benefit, we may lose the return on the investment in these acquisitions, incur transaction costs and our operations may be negatively impacted as a result.
Defects in our software, errors in our systems integration or maintenance services or our failure to perform our professional services could result in a loss of clients and decrease in revenues, unexpected expenses and a reduction in market share.
Our software solutions are complex and may contain defects, errors and bugs when first introduced to the market or to a particular client, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed and we may not be able to correct these problems on a timely basis. These defects, errors or bugs could interrupt or delay completion of projects or sales to our clients. In addition, our reputation may be damaged and we may fail to obtain new projects from existing clients or new clients. We may make mistakes when we provide systems integration and maintenance services.
We also provide a range of IT services, including ATM maintenance, system integration and other ancillary services, and must meet stringent quality requirements for performing these services. If we fail to meet these requirements, we may be subject to claims for breach of contracts with our clients. Any such claim or adverse resolution of such claim against us may hurt our reputation and have a material adverse effect on our business.
Our costs could increase substantially if we suffer a significant number of warranty claims for third party hardware and software procured on behalf of our clients and the manufacturers or their agents do not provide the back-to-back warranties that they have contracted to provide to us.
With our system integration services, we assist clients with the procurement and installation of hardware and software which best meets their system requirements. We assist our clients in managing the equipment manufacturers, obtaining bids and proposals on their behalf, negotiating terms and where required monitoring the installation and testing, which is normally provided by the manufacturers. In some contracts, we may also provide financing to our clients. Where warranty is required, we obtain, on behalf of our clients, manufacturers’ warranties and support for the third party hardware and software. On behalf of our clients we procure equipment from major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, IBM, Microsoft, Nortel and Oracle.
Our warranties include service for both hardware and our and third-party software solutions. Although we arrange back-to-back warranties with hardware and software vendors, we have the contractual responsibility to maintain the installed hardware and software. Most of our contracts do not have disclaimers or limitations on liability for special, consequential and incidental damages nor do we cap the amounts recoverable for damages.

We may incur losses due to business interruptions resulting from occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.
We currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Xiamen, where our head office is located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.
Some of our contracts with clients contain termination clauses and expose us to penalties or other contractual liabilities, which could result in unexpected expenses or declined revenues.
Some of our contracts with clients permit termination in the event our performance is not consistent with the quality and other standards specified in those contracts. The ability of our clients to terminate contracts creates an uncertain revenue stream. If our clients are not satisfied with our level of performance, our reputation in the industry may suffer, which may also materially and adversely affect our business, results of operations and financial condition.
Some of our contracts provide for penalties upon the occurrence of certain events such as if we failed to meet a specified timetable or failed to achieve certain quality or other standards. As a result, we are exposed to the risk that we will incur significant penalties in performing these contracts. In addition, the failure of our technology suppliers to deliver the necessary hardware and components in accordance with our specifications could result in our default under our contracts with our clients, which could have a material adverse effect on our business, results of operations and financial condition.
We depend on third-party technologies and third-party technology suppliers. If these technologies and suppliers are not available to us at reasonable costs or at all, our expenses may increase, our profit margins may decline and any resulting contractual defaults may harm our reputation, result in a loss of clients and decreased revenues.
Our solutions are designed to work on or in conjunction with third-party hardware and software solutions. If any third party were to discontinue making their solutions available to us or our clients on a timely basis, or increase materially the cost of their solutions, or if our solutions failed to properly use or interoperate with their hardware or software solutions, our solutions would have to be redesigned to function with or on alternative third-party solutions, or we may be precluded from selling the solutions. An alternative source of suitable technology may not be available on terms acceptable to us or at all, and we may be unable to develop an alternative product on a timely basis or at a reasonable cost. Our failure or inability to license, acquire or develop alternative technologies or solutions on a timely basis or at a reasonable cost could have a material adverse effect on our business, results of operations and financial condition.
In addition, our technology suppliers’ failure to deliver the necessary hardware and components in accordance with our specifications could result in our default under our contracts with our clients, which in turn could materially and adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.
Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Ka Hiu Kung (Xiaogong Jia), our chairman of the board of directors, Lin Wai Chau (Weizhou Lian), our chief executive officer, and Derek Palaschuk, our chief financial officer. If one or more of our management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel.
If any of our management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members. Our chief executive officer and chief financial officer have signed employment agreements with us and the rest of the executive officers have entered into employment agreements with Longtop System. While the employment agreements with us contain non-competition provisions, the employment agreements with Longtop System do not contain such provisions. Moreover, if any dispute arises between our chief executive officer or chief financial officer and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.
Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will reduce our net income.
The PRC government has provided various incentives to domestic companies in the software industry in order to encourage development of the software industry in China. A number of our PRC subsidiaries currently receive rebates, business tax exemptions and are eligible for government incentives in the form of reduced enterprise income tax as described below. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyright for these solutions and met government authorities’ requirements. In addition, we are currently exempted from business tax for revenues generated from technology development, transfer and related consulting services. We receive these government incentives because our PRC subsidiaries are domestic software companies in China, our headquarters are located in Xiamen or our services fall into specified categories. The PRC government authorities may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on our gross revenues.
The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.
Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of preferential tax treatments we enjoyed prior to January 1, 2008 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.
Prior to January 1, 2008, our company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-owned foreign enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as a “new technology enterprise”. Furthermore, new technology enterprises were exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and were entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter. During the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2007 and the nine months ended December 31,2007, substantially all of the operations of our company in the PRC were subject to tax at 15% as they were located in a special economic zone or classified as “software enterprises” or “high technology enterprises.”

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. New technology enterprises will still enjoy a favorable tax rate of 15%. The qualifying criteria for a new technology enterprise under the Corporate Income Tax Law were released in April 2008. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.
In addition, the Corporate Income Tax Law provides grandfather treatment for companies qualified as new technology enterprises under the previous income tax laws and rules and established before March 16, 2007 if they continue in the period after January 1, 2008 to meet the criteria for new technology enterprises under the previous income tax laws and rules. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Longtop has not yet completed its application to be qualified as a “high and new technology enterprise nor had Longtop obtained this status in the past for its Xiamen based operating subsidiaries which account for substantially most of our operating profit. The status of any of our PRC subsidiaries as a “high and new technology enterprise” will be subject to an annual assessment by the relevant PRC government authority before they can continue to enjoy the preferential tax rate of 15%; otherwise, our PRC subsidiaries will be subject to taxation at 18% for the nine months ended December 31, 2008 and 20% for the three months ended March 31, 2009. For future periods, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013. We cannot assure you that any of our PRC subsidiaries will qualify as a “high and new technology enterprise” in future periods. If any of our PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.
Currently, there are divergent views on how the Enterprise Income Tax Law will be implemented. Our company’s ultimate applicable effective tax rate in 2008 and beyond will depend on many factors, including but not limited to whether certain of its legal entities will obtain an approval of their new technology enterprise status under the Enterprise Income Tax Law, whether they can continue to enjoy the unexpired tax holidays and how the withholding tax on dividends will be applied. If any of our company’s subsidiaries cannot obtain an approval on their new technology enterprise status under the Enterprise Income Tax Law and/or cannot continue to enjoy the unexpired tax holidays or if the withholding tax on dividends is applied in a manner different from our understanding, our effective tax rate will be increased significantly.
We may be deemed a PRC resident enterprise under the Corporate Income Tax Law and be subject to the PRC taxation on our worldwide income.
The Corporate Income Tax Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the Corporate Income Tax Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
Under the Corporate Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our Hong Kong company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders who are PRC domestic residents would be subject to PRC individual income tax at 20%. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2008, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.
If we are required under the Corporate Income Tax Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.
Any significant failure in our information technology systems could subject us to contractual liabilities to our clients, harm our reputation and adversely affect our results of operations.
Our business and operations are highly dependent on the ability of our information technology systems to timely process various transactions across different markets and solutions. The proper functioning of our financial control, accounting, customer service and other data processing systems, together with the communication systems between our various subsidiaries and delivery centers and our main offices in Xiamen, is critical to our business and to our ability to compete effectively. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. We could also experience system interruptions due to the failure of their systems to function as intended or the failure of the systems relied upon to deliver services such as ATM networks, the Internet, or the systems of financial institutions, processors that integrate with other systems and networks and systems of third parties. Loss of all or part of the systems for a period of time could have a material adverse effect on our business and business reputation. We may be liable to our clients for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.
Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter financial services providers and consumers from using our solutions or services. As a result, we maybe required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.
Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could divert our customers’ funds, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.
Historically there has been a material weakness and there have been two significant deficiencies and numerous deficiencies in our internal controls over financial reporting, and there remain areas of our internal controls that require improvement. If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.
Beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2009, we will be required by Section 404 of the Sarbanes-Oxley Act and rules of the SEC under the Sarbanes-Oxley Act to prepare a management report on our internal controls over financial reporting. In addition, our independent registered public accountant will be required to audit the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the year ended December 31, 2006 and the three months ended March 31, 2007, we identified one material weakness for 2006 and, for both 2006 and the three months ended March 31, 2007, one significant deficiency and a large number of deficiencies in our internal control over financial reporting. For the year ended March 31, 2008, we identified two significant deficiencies and a large number of deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in a company’s financial statements will not be prevented or detected on a timely basis.”.

The material weakness identified for 2006 related to insufficient resources in our accounting department to properly identify and analyze transactions and prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. The significant deficiencies and deficiencies noted for 2006, the three months ended March 31, 2007, and the year ended March 31, 2008 included a lack of sufficiently detailed accounting policies and procedures, insufficient spreadsheet controls and lack of adequate management review over certain transactions.
To prevent a recurrence of the 2006 material weakness and to remedy the remaining significant deficiencies and deficiencies, we have, among other things, begun to adopt measures to improve our internal control over financial reporting. To strengthen our accounting resources, we hired additional accounting personnel in 2007 with U.S. GAAP experience. We have also developed and are rolling out procedures to address key relevant accounting areas for routine and non-routine transactions. Related efforts also include establishing a U.S. GAAP based accounting system and implementing procedures to more quickly convert our accounts from PRC GAAP to U.S. GAAP.
We will continue to implement measures to monitor the material weakness identified for 2006, and to remedy the significant deficiencies and deficiencies identified for 2006, the three months ended March 31, 2007 and the year ended March 31, 2008, to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to maintain the adequacy of our internal controls sufficiently to prevent any material weaknesses, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
We have granted, and may continue to grant, stock options and restricted share units under our share incentive plan, resulting in increased share-based compensation expenses and, therefore, reduced net income.
We adopted a share incentive plan in 2005 and for the year ended March 31, 2008 recorded $28.2 million as share-based compensation expenses.
Under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options and restricted stock units under our share incentive plan. However, if we do not grant stock options or restricted stock units or reduce the number of stock options and restricted stock units that we grant, we may not be able to attract and retain key personnel. If we grant more stock options and restricted stock units to attract and retain key personnel, the expenses associated with share-based compensation will reduce our net income.
Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our solutions and adversely affect our competitive position.
Substantially all of our operations are conducted in China and substantially all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:
•	the amount of government involvement;
•	the level of development;

•	the growth rate;
•	the control of foreign exchange; and
•	allocation of resources.
While the PRC economy has grown significantly over the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy, which has occurred from time to time, could result in a decrease in the country’s average income level, which in turn could reduce demand for our solutions.
Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our solutions and consequently have a material adverse effect on our business.
Uncertainties with respect to the PRC legal system could limit legal protections available to us.
We conduct substantially all of our business through our operating subsidiaries in China. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have no precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.
We are a holding company and conduct substantially all of our business through our operating subsidiaries, which are limited liability companies established in China. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations.

Our Chinese subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, they are required to allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their respective boards of directors. Moreover, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
In utilizing the proceeds of our initial public offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.
We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Substantially all of our revenues and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC governmental authorities, including SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the National Development and Reform Commission or the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may reduce the value of an investment in our ADSs.
The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. From January 1, 2005 to May 31, 2008, the Renminbi cumulatively appreciated approximately 19.3% over the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars that we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.
SAFE issued a public notice in October 2005 requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Some of our PRC resident beneficial owners may have not registered with the local SAFE branch as required under SAFE regulations. The failure or inability of these PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.
On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants. Any failure to comply with the relevant registration procedures may affect the effectiveness of our employee stock ownership plans or share option plans and subject the plan participants, the companies offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. These penalties may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends.

In addition, the NDRC promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals must be implemented with reference to this rule. However, there exist extensive uncertainties as to interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment and, in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.
Any health epidemics and other outbreaks could severely disrupt our business operations.
Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or prevent our staff from traveling to our clients’ offices to provide on site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.
Risks Related to Our ADSs
The market price for our ADSs may be volatile.
The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar;
•	intellectual property litigation;
•	sales of additional ADSs; and
•	general economic or political conditions in China.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
All of the approximately 12 million ADSs sold in our initial public offering are freely tradable in the U.S. public market, subject only to volume and manner of sale restrictions that generally are applicable to those holders of ADSs who are deemed to be our affiliates. Approximately 50.5 million of our ordinary shares, or 81% of our ordinary shares outstanding as of May 31, 2008, were not sold in our initial public offering. Such ordinary shares may be converted from time to time by the holders into ADSs, and such ADSs in most cases also will be freely tradable in the public market upon issuance, subject only to restrictions applicable to affiliates. Additional ordinary shares subject to conversion into ADSs and trading in the public market will be issued from time to time upon exercise of options for the purchase of our ADSs and upon settlement of restricted share units, or RSUs. As of May 31, 2008, there were outstanding approximately 610,000 RSUs, and options to purchase approximately 3.25 million ordinary shares.

Certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act, which would result in those shares becoming freely tradable without restriction, even in the case of shares held by persons and entities deemed to be our affiliates.
Sales of additional ADSs into the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Such sales also could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
Holders of ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.
Except as described in this annual report and [in the deposit agreement], holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that such holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend cash that we raised in our initial public offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
You may not be able to participate in rights offerings and may experience dilution of your holdings and you may not receive cash dividends if it is impractical to make them available to you.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933 or exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act of 1933. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of ADSs will not receive such distribution.
You may be subject to limitations on transfer of your ADSs.
Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
A small group of shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our ordinary shares and ADSs.
A small number of shareholders, namely, Mr. Ka Hiu Kung, our co-founder and chairman of our board of directors, Mr. Lin Wai Chau, our co-founder and chief executive officer, Cathay ITfinancial Services Ltd., or Cathay ITFinancial, Tiger Global Private Investment Partners III, L.P. and Tiger Global Private Investment Partners IV, L.P., or Tiger, currently beneficially own approximately 70.3% of our outstanding share capital. As a result, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.
We currently do not intend to follow the New York Stock Exchange requirements that a majority of our directors consist of independent directors or that we implement a nominating committee. This may afford less protection to our holders of ordinary shares and ADSs.
Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among others, a majority of its board members be independent and a nominating committee. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating committee. Since a majority of our board of directors will not consist of independent directors and we will not have a separate nominating committee to identify individuals qualified to become board or committee members or set corporate governance guidelines as long as we rely on the foreign private issuer exemption, there will be fewer board members exercising independent judgment and the level of board oversight on the management of our company may decrease as result. The board members who are not independent may cause a merger, consolidation or change of control transactions without the consent of the independent directors, which may lead to a conflict of interest with the interest of holders of our ordinary shares and ADSs.

Our articles of association contain anti-takeover provisions, and we may adopt additional anti- takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
Our articles of association create a board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year. Our articles of association also contain provisions that authorize our board of directors, without further action by our shareholders, to issue shares pursuant to a shareholder rights agreement or otherwise in one or more series and to designate the price, rights, preferences, privileges and restrictions of shares. Under these anti-takeover provisions, shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Furthermore, we may in the future amend our articles of association to adopt additional provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These anti-takeover provisions may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. If our board of directors decides to issue shares in reliance of the provisions described above, or adopt additional anti-takeover provisions, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our wholly-owned subsidiaries in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for our shareholders to bring actions against us or against these individuals in the Cayman Islands or in China in the event that shareholders believe that their rights have been infringed under the securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may make it difficult or impossible for such shareholders to enforce judgments against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (as amended) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not necessarily binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a public company of the United States.
We incur significant costs as a result of being a public company.
As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and SEC rules promulgated under the Sarbanes-Oxley Act, as well as rules of the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of Sarbanes-Oxley, which relates to internal controls over financial reporting. These requirements can increase our accounting, legal and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we incur costs associated with our public company reporting requirements.
Item 4: Information on the Company
A. Corporate History
Longtop Financial Technologies Limited, which is a Cayman islands company, was originally organized in the British Virgin Islands, on October 18, 2000, under the name Latest New Technology Limited, which was subsequently changed to Longtop Financial Technologies Limited (“Longtop BVI”). Effective September 5, 2007, Longtop BVI became a wholly-owned subsidiary of Longtop, and the former shareholders of Longtop BVI became the sole shareholders of Longtop, in the same proportions, and holding the same classes of shares, as they had held of the equity share capital of Longtop BVI. This restructuring has been accounted for as a legal reorganization, as the restructuring did not result in any change in the beneficial ownership of Longtop BVI.
Longtop was listed on the New York Stock Exchange and completed its initial public offering on October 23, 2007.
Our principal executive office is located at 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China. Our telephone number is: +86-592-2396888. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, NY 10011.
B. Business
Overview
We are a leading software developer and information technology, or IT, services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to IDC, an independent market research company, we were the third largest “banking IT solution provider” in China measured by market share in 2006.
We offer select software solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China.
•	Our channel-related solutions enable banks to interact with their customers through various channels such as ATMs, bank tellers, call centers and online banking.

•	Our business-related solutions are directed at executing banking transactions such as international trade finance, payments and settlements and credit card operations.

•	Our management-related solutions support a financial institution’s internal operations and management, such as business intelligence, enterprise resource management, work-flow management and credit and risk management.

•	Our other value-added solutions address our banking and non-banking clients’ various IT needs such as payroll management for public sector employees.

We provide both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.
Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, namely China Construction Bank, Agricultural Bank of China and Bank of China. We have provided in recent years services to eleven of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks in China, and two of the largest life insurance companies in China, namely New China Life Insurance and China Pacific Insurance Group.
We operate five delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou, three research centers located in Xiamen, Shanghai and Guangzhou and 34 ATM service centers located in 20 out of 31 provinces in China. We have sales offices in Xiamen, Beijing , Shanghai and Guangzhou. As of March 31, 2008, we had 1,659 employees in China.
Consistent with our growth strategy to enhance our solution and service offerings and access additional clients, we acquired in 2006 Advanced Business Services (Beijing) Co., Ltd., or ABS, an integration services provider located in Beijing. In October 2007, we acquired the business of FEnet Co., Ltd., or FEnet, a software developer focused on business intelligence. We believe we are well-positioned to serve the evolving needs of our clients and capitalize on the growth opportunities in China’s financial services IT market.
Our Competitive Strengths
We believe the following strengths differentiate us from our competitors and enable us to attain a leadership position in the financial services IT market in China.
Market leader with extensive financial services expertise. We were the third largest “banking IT solution provider” in China in 2006 measured by market share, according to IDC. Since inception, we have focused on the financial services industry and have over ten years of experience navigating the complex and rapidly changing financial services environment in China. We believe our recognition as a market leader, our deep industry knowledge, our consistent focus on the financial services industry, and our broad solution and service offerings combine to provide us a unique advantage over competitors that lack our market focus, industry expertise or sizable range of solutions and services.
Strong solution and service development capability. Our solution development efforts are led by our senior management, most of whom have computer science, mathematics or engineering backgrounds. As of March 31, 2008, our software development engineers constituted 913, or 55.0%, of our work force. Our engineers work primarily in our five solution delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou. Our software development has reached level four out of the five levels certified under CMMI, the de facto standard for software integration and development capabilities. Our quality control process is ISO9001 certified. We use a component-based platform in the software development process that enables us to redeploy relevant modules for future solutions or to repackage them as stand-alone standardized solutions.
The primary goal of our research efforts is to develop solutions that may be strategically implemented and commercialized. As an investment in our long-term growth, we fund and operate three research centers that focus on the core technologies underlying our solutions and solution protocols, with 164 engineers dedicated to the research conducted by the centers. In 2002, we partnered with the National Defense Technology University, a leading university in computer science in China, to launch a research lab for designing a conceptual framework upon which our workflow software solutions are built. In January 2007, we collaborated with Xiamen University, a leading university in finance in China, on the research of trends in the financial services industry. Our commitment to research and development and our focus on commercializing our research results enable us to become a leader in a competitive market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.

Established relationships with leading financial institutions in China. We count among our clients three of the four largest state-controlled national banks, eleven of the 13 national commercial banks and two of the five major life insurance companies in China. Our relationships with market leaders in the Chinese financial services industry provide us the reputation, industry knowledge, operational expertise and credibility that we can leverage in marketing to other market participants. These relationships also afford us opportunities to work on cutting-edge solutions that we can subsequently adapt for broader commercialization. As our clients generally prefer to maintain continuity and compatibility among their various systems, we believe our existing relationships favorably position us for selection to address our clients’ future IT needs. We further believe that our continued client relationships allow us to build client trust, anticipate their information technology needs and allow us to better direct our research and development efforts and effectively market to them our solutions and services.
Comprehensive solution and service offerings. We offer a broad range of customized and standardized software solutions addressing major categories of information technology needs of financial institutions in China. We offer consulting, implementation and customer support services related to our software solutions to our clients. We additionally offer system integration, IT system management and ATM maintenance services. Our broad solution and services offerings provide us multiple access points for us to engage our clients and build long-term relationships over the various stages of their information system development. We believe this in turn generates valuable opportunities to cross-sell our other solutions and services.
Scalable, nationwide delivery and service platform. We operate five delivery centers located in Xiamen, Beijing, Shanghai, Chengdu and Guangzhou and 34 centers primarily for ATM services throughout 20 provinces in China. Our nationwide delivery and service platform allows us to tap into local talent pools, manage development and service costs, shorten service response time and build closer relationships with clients locally. At the same time, our closely integrated delivery and service centers allow us to leverage a multitude of talent within our entire network and build development and service teams across regions based on the combination of skills demanded by a particular project.
Proven management with successful track record. Our senior management team consists of computer scientists and engineers with extensive management experience in the IT industry ranging from 16 years to 25 years. Our management team brings us complementary skills in the areas of software development, operations, finance, and sales and marketing. Under the leadership of our senior management team, we have substantially expanded our operations and solution lines, and achieved significant revenue growth.
Our Strategy
Our goal is to become the dominant leader in software development and IT services for the financial services industry in China and expand globally. We intend to achieve this goal by implementing the following strategies:
Strengthen relationships with key clients. Our clients include leaders in the financial services industry in China. We expect our clients’ IT needs to evolve as they address an increasingly competitive market, continue their modernization process and offer their customers progressively more sophisticated and innovative solutions and services. This requires substantial IT investments to revamp legacy systems, build new infrastructures and meet increased demands on internal management of work processes, resources and risk. We intend to address IT demand from these large financial institutions and increase the sales of our solutions and services by implementing, among others, the following measures:
•	Maintain high level of client satisfaction. We aim to maintain a high level of client satisfaction by continuing to exceed our clients’ expectations in the projects we undertake and provide quality services on an on-going basis.

•	Anticipate client needs. We will leverage our industry know-how and long-term client relationships to understand our clients’ development and spending initiatives, so as to best coordinate our research and development and marketing efforts. We offer value-added services such as business and technical architecture consulting beyond our normal business.

•	Organically expand with our clients. As our clients’ IT needs evolve and as our clients expand geographically, we plan to expand our offerings and geographic coverage.

•	Actively identify cross-selling opportunities. Our solutions and services cover all major banking information systems and we believe there are substantial opportunities for us to cross- sell our wide range of solutions and services to our existing client base. We will continue to leverage existing client relationships and our on-going projects to actively identify opportunities to market additional solutions and services to our clients.
Diversify our client base and service offerings to capture new growth opportunities. We believe our technological know-how, our cost-effective modular and streamlined design and implementation approach, our broad solution and service offerings and our deep industry knowledge will be attractive to potential financial services clients in banking, insurance and other financial services sectors in China and globally. We plan to capture growth opportunities in these and other areas:
•	Big Four Banks. We plan to continue to provide more service offerings to our main customers such as China Construction Bank, Agricultural Bank of China and Bank of China.

•	National and city commercial banks. According to IDC, national and city commercial banks in China will experience rapid growth in the next few years. In addition, many of these banks have raised or are raising capital in domestic and overseas capital markets. We plan to focus on the marketing of our standardized software to address the particular needs of this group of financial institutions. Our October 2007 acquisition of the business of FEnet, a software developer focused on business intelligence is also part of our strategy to expand into national commercial banks.

•	Insurance providers. We are well-positioned to capture growth opportunities in the rapidly evolving insurance IT market by leveraging our current leadership position and know-how in the banking industry. We plan to continue to invest in research and development of new solution offerings to satisfy the growing information technology needs of this market segment.

•	Other enterprises. We have offered our solutions and services to support the corporate treasury, finance and other related functions of other enterprises such as tobacco and oil companies. We plan to further leverage these finance-related solutions and services to enter the IT solutions and services market for non-financial enterprises.

•	International financial services providers. We plan to leverage our knowledge of the Chinese market and the overseas market to provide solutions and services to international financial institutions that are or will be doing business in China and to Chinese financial institutions when they are ready to expand overseas.
Continue to enhance our development and delivery capabilities. We will continue to commit significant financial and human resources to solution development and research and improve on our development process. In our development effort, we will continue to emphasize the exploitation of research results to create commercially viable solutions. We will further leverage the know-how from our custom-design and implementation process to develop and introduce standardized solutions with higher profit margins for a wider market. We will continue to fund basic research at our research centers and labs and increase our collaboration with universities and research facilities. We will expand our product lines by leveraging our domestic relationship as well as through co-operations with international players. We will also enhance support for our development and delivery initiatives by introducing sales teams dedicated to product lines.
Attract and retain quality employees. To enhance our development efforts and to support our growth objectives, we intend to continue to attract additional skilled and experienced software engineering and project management personnel. We also intend to hire and retain additional sales and service personnel with client and industry knowledge. We will continue to build a strong management team with in-house talent and recruit additional management talent as needed. We will continue to leverage our research centers and external resources to provide training programs for our employees.

Pursue strategic acquisitions and alliances that fit with our core competencies and growth strategy. The current financial services software solution and IT services market is fragmented, presenting consolidation opportunities. We have completed seven strategic transactions since 2003. We acquired ABS, to expand our relationship with Bank of China, and acquired FEnet, to expand our business intelligence capabilities and national commercial bank relationships. We intend to selectively pursue additional acquisitions to access new sectors or new clients, expand our solution and service offerings and/or strengthen our market leadership position. We may also seek overseas acquisitions in the financial services IT market. We also plan to continue forging strategic alliances with complementary businesses and technologies.
Our Solutions and Services
We design and develop software solutions and provide support and maintenance services primarily targeting the financial services industry in China.
Software Development
We have over ten years of experience developing software for banks and other financial institutions in China. Since 2004, revenues from software development have consistently accounted for a substantial majority of our total revenues, contributing 85.3% and 77.1% to our revenues in 2005 and 2006, respectively, and 75.7 and 83.6% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. Our software development operation consists of the following:
•	Custom-designed software development. We provide custom-designed software solutions to address a comprehensive range of financial institution IT needs. Our primary clients for custom-designed solutions are large national banks. Our development team consults with clients and works independently or with a client team to translate their business needs into software protocols and, after repeated testing, into workable solutions. Our project management team oversees and ensures the quality of the entire development process. On average, it takes approximately six months to complete a customized software project from design to implementation. Custom-designed software development accounted for approximately 71.2% and 40.5% of our revenues from software in 2005 and 2006, respectively, and 65.7% and 59.8% during the three months ending March 31, 2007 and for the year ended March 31, 2008, respectively.

•	Standardized software development. We leverage our customized software development efforts, including related platforms, modules, or elements, and our internal research and development efforts, to develop standardized solutions. We have successfully marketed these solutions to financial institutions of varying sizes and needs. Typically, it takes one to two months to implement our standardized software solutions. Sales of our standardized software solutions contributed to 25.5% and 52.5% of our revenues from software development in 2005 and 2006 and 23.1% and 33.4% during the three months ending March 31, 2007 and for the year ended March 31, 2008, respectively.

•	Software maintenance. Beyond our standard twelve-month warranty covering maintenance and repairs for any software solution defects, we offer fee-based, stand-alone supplemental warranty and service contracts that are typically for a duration of twelve months. Our revenues from these stand-alone maintenance services contributed 3.3% and 7.0% of our revenues from software development in 2005 and 2006, respectively and 11.2% and 6.8% during the three months ending March 31, 2007 and for the year ended March 31, 2008, respectively.
The solutions and services we offer to our financial institution clients, based on a combination of custom-designed software, standardized software and third-party software, cover all major categories of their information technology needs. We offer select solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions.

The following chart illustrates select solutions we have provided in each of these broad categories.

Channel-Related Solutions	ATM Teller system Online banking Call center Channel management

Business-Related Solutions	International trade finance Payment and settlement Credit card operations Intermediary business

Management-Related Solutions	Decision support system / Business intelligence Enterprise resources management Credit and risk management

Other Value-Added Solutions	Payroll management for public sector employees
Channel-Related Solutions
Revenues from our channel-related solutions constituted approximately 20.3% and 24.1% of our software development revenues in 2005 and 2006, respectively and 15.7% and 15.9% during the three months ending March 31, 2007 and for the year ended March 31, 2008, respectively. These solutions enable banks to service their customers through a combination of ATMs, traditional bank tellers, call centers, and online banking.
According to IDC, in 2006, we ranked number seven in channel-management solutions in China and ranked number three in customer relationship management solutions in China, as measured by market share. FEnet ranked second in customer relationship management solutions in 2006. We believe our solutions enable financial institutions to remain competitive through enhanced service offerings to their customers.
For example, we provided a customized solution in first half 2007 to assist a client in replacing its ATM transaction operation system to keep pace with its growing business. Our solution allows the client to offer standard services, improve security and increase customer service offerings. Another example of our channel solutions is our standardized ATM cross-platform software which allows our clients to manage ATMs from multiple vendors.
Business-Related Solutions
Our business-related solutions constituted approximately 30.4% and 22.7% of our software development revenues in 2005, 2006, respectively, and 27.5% and 20.6% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. Our strong suit is in payment and settlement system solutions, where we ranked the second largest in China in market share in 2005 and first in 2006, according to IDC. These include solutions for international trade finance system, SWIFT (payment and settlement), and factoring. As the level of automation and interface increases between payment and settlement systems, we expect greater demand for our highly reliable and scalable software solutions for this segment of the market. We are also competitive in the area of intermediary business solutions. According to IDC, we ranked among the top 10 of providers of intermediary business solutions in 2006 in China.

One example of our business-related solutions is an international settlement solution we customized for a large national bank to replace its existing settlement system. The client’s then existing settlement system became outdated after its core system was centralized. Our next-generation international settlement system centralized the client’s settlement activities and improved settlement efficiency.
Another example of our business-related solutions is our standardized international trade documentation system. Our trade documentation system allows clients to centralize management of international trade documentation for increasingly complex international trade activities and to implement a new and more efficient process.
Management-Related Solutions
Our management-related solutions, other than business intelligence solutions, constituted approximately 24.8% and 31.9% of our software development revenues in 2005 and 2006, respectively, and 33.8% and 34.0% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. Our business intelligence solutions constituted approximately 6.8% and 9.7% of our software development revenues in 2005 and 2006 and 11.7% and 27.8% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively.
As bank functions and systems grow, there is an increasing demand for tools to effectively manage their internal operations and centralize their management. These tools include solutions for enterprise resource management and credit/risk management.
Our solution coverage includes business intelligence systems, enterprise resources management and risk management that are classified as management-related solutions. We provide business intelligence solutions such as anti-money laundering software and data analysis software. We ranked second in business intelligence solutions by market share in 2006. We ranked fourth in enterprise resources management solutions by market share in 2006. These include credit management solutions that assist banks in managing, and minimizing risk associated with, a broad range of loan solutions, including commercial loans, housing loans and personal loans. We also offer other management solutions such as human resource management and work-flow management. We intend to leverage our research to bring to market more innovative solutions and become a market leader in those areas.
An example of management-related solutions is we are implementing a centralized customer information database for a large national bank. The database contains several hundred million pieces of customer and account information. Our solution enhanced our client’s ability to share customer information across business departments and its customer management capabilities.
Another example of our management-related solutions is our business intelligence platform software, which allows our clients to analyze real-time data using different arrays of variables.
Other Value-Added Solutions
Our other value-added solutions constituted approximately 17.7% and 11.6% of our software development revenues in 2005 and 2006, respectively, and 11.3% and 1.7% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. We offer to our banking and non- banking clients various solutions such as payroll management for public sector employees.
Other Services
We also offer other services to address IT needs unrelated to software development. Revenues from these services accounted for 14.7% and 22.9% of our revenues in 2005 and 2006, respectively, and 24.3% and 16.4% during the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. Our other service revenues for financial reporting purposes are divided into two segments: ATM maintenance services and ancillary services. Ancillary services include system integration services and miscellaneous services such as consulting, IT system management and other supplementary technology-related services.

•	ATM maintenance services. We provide ATM maintenance and support services to banks. Our contracts are usually for one-year terms with annual renewal options. As of March 31, 2008, we were under contracts to maintain and support approximately 6,400 ATMs. We service all major brands of ATMs, including those manufactured by Diebold, Fujitsu, NCR, Nixdorf and Wincor.

•	System integration services. We have since inception provided integration services to our clients to assist them in the procurement and installation of hardware and software that best meet their system requirements. Our tasks include providing consulting services to clients to assess their system requirements, management of supplier relationships and bidding processes, contract negotiations and testing and acceptance of third party software and hardware. We sometimes provide trade credit as a value-added service to our clients. We have technical certifications to install and implement third-party products from many major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, IBM, Microsoft, Nortel and Oracle.

•	Miscellaneous services. In response to our clients’ needs to centralize the management of their support and core business functions, in 2004 we began to offer information technology service management, or ITSM, of our clients’ information technology infrastructures. We work closely with our clients on systems development, testing and after-sales systems maintenance. Through our ITSM services, we offer our clients value-added consulting services regarding configuration and system change management, security management, crisis management and information technology asset management. We also offer various consulting and supplementary technology-related services.
Project Management
Software Development and Testing
The development cycle of our custom-designed software typically involves the following steps:
•	Assessing client’s needs. We first consult with the client to determine the client’s business needs and prepare a needs analysis report.

•	Converting needs into an overall design. The development department then translates the client’s needs into a design concept built on our existing technology platforms. The testing department meanwhile prepares a system testing plan.

•	Preparing a detailed design. The initial conceptual design and testing plans are then expanded into more detailed designs and testing procedures.

•	Writing program code. Our development department next writes the initial program code.

•	Software implementation and testing. The development and testing departments work together to test the software and prepare a system inspection report.

•	System maintenance. After the software development is completed, our development and testing departments stay involved to improve on the solution, provide needed customer support and to correct any design defects. We provide one year of maintenance with our development contracts.
Our development process achieves high efficiency by following the above proven process. We manage our development costs through careful budgeting and cost controls along the development process. We realize further efficiencies and cost-savings by using an interactive development method and component-based platform. Our component-based platform uses fully tested and optimized packages and libraries and various management tools to achieve high efficiency in the software development process with high quality and increased reusability of codes.

Quality Control
Throughout the development cycle, our project management department oversees the development process to ensure that the project progresses according to schedule and that the process meets our quality control standards. The functional separation of the development department, the testing department and the project management department builds checks and balances into the development process and provides structural assurance of quality control.
We also follow a set of quality control procedures and software development protocols in our development processes. As a result of our extensive control mechanisms and our strict compliance, we received ISO 9001:2000 certification in July 2003 and obtained level three certification of CMMI for our software development in December 2004 and level four certification of CMMI in December 2006. We are in the process of preparing for level five certification of CMMI and ISO27001 and ISO17025 certifications.
Sales and Marketing
We rely on our own sales force to market and sell our solutions and services nationwide. We do not rely on any third party distributors to sell our product. As of March 31, 2008, we had 129 sales and marketing staff based in Xiamen, Beijing, Shanghai and Guangzhou. We also maintain dedicated sales teams for large clients and plan to add sales teams for specific solutions. Our sales staff receive a significant portion of their compensation from performance-based bonuses and some of our senior sales staff have received option grants under our 2005 share incentive plan.
We employ different sales strategies in approaching different types of clients. For large financial institutions, we focus on maintaining long-term relationships and targeting growth areas through dedicated sales teams and cross-selling. For mid-sized to small clients, we focus on leveraging our proven and mature solutions that address a comprehensive range of needs and offer packaged solutions. We also aim to increase our sales of customized and standardized solutions and services to insurance companies and the treasury and finance arms of large corporations.
Our clients’ procurement processes vary by client and nature of the project. Our large financial institution clients generally plan and budget for their annual information technology needs by the end of the previous year. Key software solutions are centrally planned and procured by headquarters according to the budget and annual plan, which is finalized in the first calendar quarter of the following year. Frequently, branches have procurement discretion if their procurement proposals meet internal feasibility standards and scope limitations. By contrast, our mid-sized and smaller banking clients generally plan and budget for the information technology needs in the last calendar quarter and give branches more discretion in making procurement choices.
Frequently, a competitive selection process is conducted by both larger and smaller banks before a project is awarded to a software solution provider. We believe the winning bidder is chosen based on reputation, historical track record with the client, quality of the proposed solution and estimated cost. We have long history with some of our key clients and are on their preferred vendor lists. When we evaluate whether to bid on a project or are invited to provide a cost estimate on a proposed solution, we evaluate our resources, the cost-effectiveness of the project, the strategic value of the project and potential cross-selling opportunities before submitting a bid. Our pricing varies by types of solutions and services. We generally charge a fixed price for software development and charge extra for upgrades and services beyond our standard warranty typically of twelve months.
Our sales and marketing expenses were $1.5 million and $3.2 million for 2005 and 2006, respectively, and $711,000 and $10.4 million (including $4.7 million of share-based compensation expenses) for the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively, consisting mainly of compensation expenses.

Customer Support
ATM Support Services
We provide ATM support services from our 34 service centers located in 20 provinces throughout China. We maintain two toll-free service hotlines as well as email client support. Our commitment to customer support for our clients includes prompt responses to our clients’ complaints, reports of any system malfunctions or any other technical or service problems. We aim to respond on-site to reported problems within one to two hours if the client is located within the same city, four to eight hours if the client is located within the same province, and 24 to 48 hours if the client is otherwise located in a major city in China. Our service commitment is made possible by our extensive nationwide network.
We electronically track the progress of any open service issue and follow through on client service requests. Our customer support teams work closely with our engineers to ensure that non-routine issues are resolved quickly and efficiently. We aim to follow up every resolved issue with a survey to ensure quality and receive feedback on ways to improve our customer support services.
Other Client Support Services
We leverage our nationwide service centers to provide first responses to clients within those regions on non-ATM service inquiries. Our engineers on the project team for the relevant client will coordinate with our sales teams dedicated to that client to promptly provide services specified in our client contract. We similarly provide opportunities for client feedback on all our completed services.
Our Clients
In the years ended December 31, 2005 and 2006, our two largest clients accounted for a significant portion of our total revenues. In the year ended March 31, 2008, we had three clients which each accounted for over 10% of our revenues:
We do not have long-term contracts with any of our clients. We enter into contracts with the headquarters or branches to provide solutions or services for the duration of the relevant projects or the services. For instance, we had provided and contracted to provide solutions under contracts with 33 counterparties, including headquarters and branches affiliated with Big Four Client A, and 20 similar counterparties affiliated with Big Four Client B during the year ended March 31, 2008.
Our Suppliers
We develop most of our software solutions in-house and do not rely on outside suppliers. We perform maintenance of ATMs in-house and accordingly also do not rely on outside suppliers. In our systems integration business, we procure hardware and software on behalf of our clients through the original equipment manufacturer’s approved distributors in China, such as Digital China. As of March 31, 2008, none of our directors, their associates, or any shareholder (who to our knowledge owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.
Solution Development
Our research effort focuses on projects that match our strategic plan and can be successfully commercialized. This focus allows us to maintain long-term growth while capitalizing on our research to gain a competitive advantage. We place great emphasis on building a strong and stable research and development team and continuously seek out experts and talented researchers to join our research and development team.
We fund and operate a research and development center with 164 researchers. The research and development center focuses on the platforms underlying our software solutions. In addition, in 2002, we established a joint research laboratory with the National Defense Technology University to conduct basic research on cutting edge software technology. Additionally, we have established a field station for post-doctoral research at our facilities. Our collaboration with the National Defense Technology University resulted in the development of our Longtop Flexible Platform, or LTFP solutions. LTFP is designed as a scalable platform on which we and our clients can build application modules with ease. The platform-and-module approach simplifies design cycles, increases efficiency and lowers implementation costs.

In January 2007, we partnered with the Finance Research Institute of Xiamen University to conduct research on innovative financial solutions.
We have received numerous awards for our technology from both industry organizations and the national government. These awards include, among others, our designation as a “Significant High- Tech Enterprise” under the “Torch Plan,” an initiative launched by the Ministry of Science and Technology to encourage innovation in key technologies. The national government also designated us a “Major Software Enterprise within the State Plan.” We have also received grants from regional and provincial governments in recognition of our technological achievements.
We spent approximately $1.1 million and $1.8 million on research and development during 2005 and 2006, respectively, $341,000 during the three months ended March 31, 2007, and $3.8 million (including share-based compensation expenses of $1.5 million) during the year ended March 31, 2008.
Intellectual Property
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights.
We have five trademark applications currently pending with the Trademark Office of the State Administration for Industry and Commerce of China. These are for our logo, “LONGTOP,” “LONGTOP GROUP,” “,” and “INTELLIFLOW.” We also have applied for a patent and have received preliminary patent approval for our workflow platform software technology. Our main websites are located at www.longtop.com and www.longtop.cn. In addition, we have registered more than 15 domain names.
Over half of our contracts for custom-designed projects between December 2006 and September 2007 and some of our contracts for custom-designed projects prior to December 2006 provided that our clients own intellectual property rights to software solutions developed under such contracts. Most of these affected contracts provided that we have the rights to own and commercialize any substantial improvements we make to the software solutions developed for clients under these contracts. A small number of these affected contracts either do not explicitly provide for such rights or provide that we have no such rights. Furthermore, a small number of our existing standardized solutions were based on, and our future standardized solutions may be derived from, at least in part, customized software solutions developed under these contracts.
The total contract value of these affected custom-designed projects between December 2006 and September 2007 was $17.1 million and the total contract value of these affected custom-designed projects prior to December 2006 was $2.5 million. The total contract value of our existing standardized solutions based on the affected customized software solutions was $874,000 as of May 31, 2008. We have also sold, and may sell in the future, variations of these software solutions to other clients. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).
Furthermore, due to the lack of clarity in a client contract for one of our important standardized software solutions, it may be interpreted that we have transferred to the client intellectual property rights to this software solution. We have sold the same software solutions to a small number of our clients and will continue to sell the same solutions to other clients. As a result of this practice, we may be subject to intellectual property right infringement claims from the client to whom we may have transferred the intellectual property rights to this software
In addition, in a small number of our software sales contracts, our clients and us have joint ownership rights to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, these clients may have a profit-sharing claim to our later developed solutions that may arguably be deemed “improvements” to solutions we developed for them earlier.

If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margins and net income. However, we believe that the possibility of our clients filing intellectual property rights infringement claims against us on the basis of their intellectual property rights ownership of the customized solutions is low because the process by which we convert a customized solution to a standardized solution involves substantial changes to the underlying code. As a result, given that most of the contracts, in which our clients own the intellectual property to the software solutions developed under such contracts, provide that we have the rights to own and commercialize any substantive improvements we make to the software solutions developed for clients under such contracts, it would be difficult for our would-be claimant to establish that standardized solutions are infringing their intellectual property rights. Our clients of standardized software generally receive license rights to use the standardized software and generally do not possess ownership rights to the underlying intellectual properties. As the conversion from a customized software into a standardized software typically involves substantial changes to the underlying code, we believe we have the right to sell, and are entitled to the economic benefits under, standardized software converted from customized software.
We provide indemnification to clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions. We currently do not have other plans to provide assurances to these clients that they will receive the full benefits of purchases. We believe the substantial modification involved in the implementation of our software solutions gives us the right to sell and accrue economic benefits under these sales.
Competition
The financial services IT market in China is highly fragmented and competitive. Competition in the financial services IT market depends in large part on industry experience, quality of solutions and services offered, reputation and price. No single participant or group of participants dominate the entire market or any segment within the four major solutions markets, namely, markets for channel-related solutions, business-related solutions, management-related solutions and other value-added solutions.
Market access to the dominant Chinese financial institutions depends in large part on pre-existing relationships and past track records with these financial institutions. When we compete for software projects for our existing clients, our competitors are relatively few. When we compete for projects for financial institutions with whom we do not have strong pre-existing relationships, the number of our competitors increases and those competitors with stronger relationships with these financial institutions are more likely to have an entrenched position and competitive advantage.
Our most significant competition comes from international platform providers, such as Accenture, BearingPoint Inc., IBM Corporation Global Solutions and TCS/FNS that put in place core banking system. We also compete on a nationwide basis with domestic IT solution providers targeting the financial service industry, such as Digital China Holdings Limited. Moreover, other targeted solutions providers compete with us in certain market segments. These competitors include Yucheng Technology, Huateng Software and Sunyard. Lastly, to a lesser extent, we also face competition from the in-house development departments of our customers.
We believe many of our competitors do not have the breadth of solutions and services, extensive pre-existing client relationships and industry experiences that we do. While we believe we will meet more competition from international companies in the future, we believe our international competitors generally lack local relationships or solutions that are adapted to the local market.
The market for ATM maintenance, ITSM and integration services is highly fragmented. With respect to ATM maintenance and ITSM services, we face competition from local service providers and international companies that provide service in conjunction with the solutions they provide. These include Diebold, Digital China Holdings Limited, The GRG Yuntong Banking Equipment Co., Ltd., IBM, Nantian Electronic Information Co., Ltd. and NCR. Our competitors in the market for systems integration include Beijing Sihitech Co., Ltd. and Shenzhen Huayuchang International Scientific & Educational Development Co., Ltd. as well as original equipment manufacturers and their distributors.

Facilities
Our headquarters are located at 12-15/F, Block A, Chuangxin Building, Software Park, Xiamen, where we lease approximately 4,900 square meters of office space. As of March 31, 2008, our offices in Beijing, Shanghai, Chengdu and Guangzhou occupy an aggregate of approximately 6,451.5 square meters of leased space.
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Government Regulation
Regulations on the Software and Systems Integration Industries
China’s State Council and a number of ministries and agencies issued a series of rules and regulations aimed at stimulating the growth of the software and systems integration industries in China. The principal regulations governing the software and systems integration industries include:
•	Interim Administration Measures for Qualification of Systems Integration of Computer Information (1999);

•	Certification Standards and Administration Measures of Software Enterprises (2000);

•	Interim Appraisal Condition for Qualification Grade of Systems Integration of Computer Information (2000);

•	Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);

•	Software Products Administration Measures (2000);

•	Interim Administration Measures for Qualification of Systems Integration of Computer Information Concerning State Secrete (2001); and

•	Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005).
Under these regulations, except for software developed for self-use, software products developed in China are subject to a registration system administered by the Ministry of Information Industry, or MII, and its local branches or agencies empowered by it. This registration system requires software developers to obtain registration certificates for their software products. A software product cannot be sold in China without such registration.
Companies in China engaged in systems integration are required to obtain qualification certificates from MII. Companies planning to set up computer information systems are required to engage only systems integration companies with appropriate qualification certificates. The qualification certificate is subject to bi-annual review and is renewable every four years.
The Qualification Certificate for Integration of Computer Information Systems concerning State Secrets granted by the State Secrecy Bureau will be required for a company to engage in computer systems integration activities involving state secrets. In principle, the State Secrecy Bureau will only issue special qualification certificate to Chinese domestic companies. Foreign invested companies, including Sino-foreign joint ventures and wholly foreign-owned enterprises, are generally not allowed to engage in any computer systems integration activities that involve state secrets.

We generally register our software solutions and have obtained or are in the process of obtaining from MII or other regulatory agencies all the certificates, permits or licenses necessary for conducting our business.
PRC Taxation
We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there.
Taxable Presence Exposure in the PRC
The Corporate Income Tax Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Corporate Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Corporate Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our Hong Kong, BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders who are PRC domestic residents would be subject to PRC individual income tax at 20%.
Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. According to the Foreign-invested Enterprises and Foreign Enterprises Income Tax Law, or the FIE Income Tax Law, and the related implementing rules, both of which were issued in 1991 and effective until December 31, 2007, foreign-invested enterprises established in China were generally subject to an income tax rate of 33% (consisting of 30% enterprise income tax and 3% local income tax). The FIE Income Tax Law and the related implementing rules provided certain favorable tax treatments to qualified foreign invested enterprises. For instance, the enterprise income tax rate was lowered to 15% for a foreign-invested enterprise located in a special economic zone or if it is classified as a “high-technology enterprise” located in a national high-tech zone. Chinese domestic companies were governed by the Enterprise Income Tax Provisional Regulations of the PRC and were generally subject to an enterprise income tax rate of 33%.
Pursuant to Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry, issued in 2000, an enterprise qualified as “software enterprise” is entitled to a two-year income tax exemption for the first two profitable years and a 50% reduction of its applicable income tax rate for the subsequent three years. Furthermore, a software company that is clarified as a “major software enterprise within the state plan” enjoys a preferential 10% income tax rate. Except for FEnet, which is subject to an enterprise income tax rate of 33%, all of our subsidiaries in China were subject to the enterprise income tax at the reduced applicable rate of 15% for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the nine months ended December 31, 2007, as they were located in special economic zones or classified as “software enterprises” or “high technology enterprises.”.
In March 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law, which became effective on January 1, 2008. Under the Corporate Income Tax Law, a unified enterprise income tax rate of 25% and unified tax deduction standards is to be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment according to the currently prevailing tax laws and administrative regulations shall, under the regulations of the State Council, gradually become subject to the Corporate Income Tax Law rate over a five-year transition period starting from the date of effectiveness of the Corporate Income Tax Law.

The Corporate Income Tax Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.
Under the new EIT, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.
We will need to have our Xiamen operating subsidiaries which generate most of our taxable income apply and qualify for new and high technology enterprises. If we are unable to obtain the high technology status, most of our operating profits in China would be subject to taxation at 18% for the nine months ended December 31,2008 and 20% for the three months ended March 31, 2009. For future periods, the applicable tax rate of our PRC subsidiaries may gradually increase to the unified tax rate of 25% by January 1, 2013. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.
Value-added Tax
Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.

Business Tax
Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 1999.
Regulations on Foreign Exchange
The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997. Under these regulations, Renminbi is freely convertible under the current account. For foreign exchange transactions under the capital account, such as making inbound and outbound direct investment, borrowing foreign loan, repatriation of investment and investment in securities outside China, prior approval of or registration with the State Administration of Foreign Exchange of China, or SAFE, is required.
Pursuant to the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the NDRC or their local counterparts.
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular 75, issued on October 21, 2005, (i) a legal person entity incorporated in the PRC, a PRC citizen, or an individual with habitual residence in the PRC, who is referred to as an onshore resident under SAFE Circular 75, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when an PRC resident contributes the assets or equity interests it holds in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall modify its SAFE registration in light of its interest in the SPV and any change thereof; and (iii) where an SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges or shares, mergers or divisions, long-term equity or debt investments, or external guarantees, or other material events that do not involve return investments, such PRC resident shall, within 30 days from the occurrence of such material event, apply to the local branch of SAFE to amend or file the registration of foreign exchange of overseas investment. Onshore residents who have established or controlled SPVs and completed return investments before November 1, 2005, the effective date of SAFE Circular No. 75, were also required to register with the local SAFE branch before March 31, 2006.
To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106, on November 24, 2005 and May 29, 2007, respectively. These circulars distinguish between various common/likely scenarios in offshore financing and roundtrip investment, and the SAFE’s corresponding positions thereon. The overall theme is still on strengthening control over offshore financing routes by way of enhancing the thresholds in certain areas. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007 SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company.
On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime.
Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries
An offshore company may make equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.
Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.
Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.
Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Regulations on Dividend Distribution
The PRC Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001 are the principal regulations governing distribution of dividends of wholly foreign-owned enterprises.
Under these regulations, wholly foreign-owned enterprises in China may distribute dividends only out of their accumulated profits determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to contribute at least 10% of their after-tax profits based on PRC accounting standards each year to its general reserves fund until the accumulative amount of the reserve fund reaches 50% of the registered capital of such wholly foreign-owned enterprise. The reserve fund cannot be distributed as cash dividends. A wholly foreign-owned enterprise is also required to allocate a portion, as determined at its discretion, of its after-tax profits to its staff welfare and bonus fund, which may not be distributed to the investors, either.
C. Organizational Structure
Longtop is incorporated in the Cayman Islands, which provides a comprehensive range of software solutions and services primarily to financial institutions in the PRC. As of March 31, 2008, Longtop operates primarily through the following wholly-owned subsidiaries:
•	Longtop Financial Technologies Limited, incorporated in the British Virgin Islands

•	Xiamen Longtop System Co., Ltd. (“Longtop System”), incorporated in the PRC

•	Xiamen Longtop Science and Technology Co., Ltd. (“XLT”), incorporated in the PRC

•	Xiamen Longtop Information Technology Service Co., Ltd. (“XLI”), incorporated in the PRC

•	State Prime Technology Limited (“State Prime”), incorporated in Hong Kong

•	Advanced Business Services (Beijing) Co., Ltd (“ABS”), incorporated in the PRC

•	Guangzhou FEnet Information Technologies Co., Ltd. (“FEnet”), incorporated in the PRC
In addition to the above, Longtop has a number of wholly -owned subsidiaries in the PRC, Hong Kong and the British Virgin Islands.
Item 5: Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a leading software developer and IT services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. According to IDC, an independent market research company, we were the third largest “banking IT solution provider” in China measured by market share in 2006.
Our software solutions may be broadly classified into four categories: channel-related solutions, business-related solutions, management-related solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.

Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, or Big Four banks, namely, China Construction Bank, Agricultural Bank of China and, as a result of our acquisition of ABS, Bank of China. We have completed, or contracted to complete, projects with 32 and 27 branches and entities affiliated with our largest client and our second largest client, respectively. We also provided services to eight of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks, and two of the largest life insurance companies in China, namely, New China Life Insurance and China Pacific Insurance Group.
Our total revenues grew from $25.3 million in 2005 to $43.2 million in 2006 and our net income declined from $12.5 million in 2005 to $8.3 million in 2006. Our total revenues and net income for the three months ended March 31, 2007 were $7.8 million and $768,000, respectively. Our total revenues and net income for the year ended March 31. 2008 were $66.7 million and $2.9 million, respectively. Our total share-based compensation costs in 2005 and 2006 and for the three months ended March 31, 2007 and the year ended March 31. 2008 were $37,000, $12.9 million, $235,000 and $28.2 million, respectively.
Our growth has been and will continue to be driven in large part by the sales of software solutions to banks and other clients. In evaluating our performance, we consider the following factors:
•	Our ability to timely provide solutions meeting the IT needs of Big Four bank clients. Software development revenues from Big Four Banks increased from $26.5 million in 2006 to $27.7 million in fiscal 2008 and accounted for 79.4% and 49.7% of our software development revenues respectively, as a result of our offering new software solutions to existing clients.

•	Our ability to increase our client base within the financial industry and outside the financial industry. In fiscal 2008, we were able to increase our software development revenues from Other Banks and Insurance. Other Banks accounted for 32.1% of software development revenues in 2008, as compared to 17.0% in 2006. Revenue from Other Banks in 2008 was $17.8 million and grew 216.3% from 2006. During 2008 Insurance clients accounted for 9.8% of software development revenues, as compared to 1.2% in 2006. Revenue from Insurance clients in 2008 was $5.5 million and grew 1,250.1% from 2006.

•	The portion of our overall revenues attributable to standardized software solutions which deliver substantially higher gross margins. We introduced our first suite of standardized software solutions in 2003 and are in the process of developing our next generation of standardized software solutions. These standardized solutions contributed substantially to our revenue growth from 2005 to 2006 and for the three months ended March 31, 2007 and the year ended March 31, 2008. In the near term, we expect our revenue growth to be driven by our customized software solutions in response to changes in client demands.

•	Expansion of our research capabilities. Our research headcount increased from 62 as of December 31, 2006 to 164 as of March 31, 2008. Our research abilities directly affect our ability to develop customized and standardized solutions as drivers for our revenue growth.

•	Attracting and retaining sufficient software development engineers to ensure our solutions can be delivered efficiently and effectively. Our software development headcount increased from 267 as of December 31, 2006 to 913 as of March 31, 2008.
Factors Affecting Our Results of Operations
Our operating results in any period are subject to general conditions typically affecting the IT market for the financial services industry including:
•	growth of the financial services industry in China;

•	amount and seasonality of IT spending by banks and other financial services companies;

•	procurement process of banks and other financial services companies, including their decision whether to meet their IT needs in-house or through third-party developers;

•	competition and related pricing pressure from other IT software and service providers to the financial services industry; and

•	increases in headcount and other operating costs and expenses due to competition, inflation and other factors.
Unfavorable changes in any of these general conditions could negatively affect the number and size of customized projects we undertake, the number of standardized software solutions we sell, the amount of services we provide, the price of our solutions and services and adversely affect our results of operations.
Our operating results in any period are more directly affected by company-specific factors including:
•	our revenue growth and solution and service mix;

•	our ability to successfully develop, introduce and market new solutions and services, including standardized software solutions, to the financial services industry;

•	our ability to attract, train and retain skilled software engineers and mid-level personnel;

•	our ability to effectively manage our operating costs and expenses;

•	our acquisitions and strategic alliances; and

•	seasonal and unpredictable nature of our revenues. See “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.”
Revenues
In 2005 and 2006 and for the three months ended March 31, 2007, and for the year ended March 31, 2008, we generated total revenues of $25.3 million, $43.2 million, $7.8 million and $66.7 million, respectively. We currently derive our revenues from two sources: software development and other services. Software development revenues consist of revenues from the sale of software, assistance in implementation and customization of that software, and post-contract customer support, or PCS. Other services revenues include revenues from ATM maintenance services, ancillary services and outsourcing. Due to our customer’s contracting and purchasing practices, we do not have a significant amount of software development backlog at any time such that our software development backlog at any one time would be typically less than the next three months’ revenue.
The following table sets forth the revenues generated by each of the two sources:

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
								%
					%			Changes
		% of Total		% of Total	Changes		% of Total	from
	Revenues	Revenues	Revenues	Revenues	from 2005	Revenues	Revenues	2006
	($ in thousands, except percentages)

Revenues by source:

Software Development	21,568	85.3%	33,312	77.1%	54.5%	55,729	83.6%	67.3%
Other Services	3,718	14.7%	9,868	22.9%	165.4%	10,961	16.4%	11.1%

Total Revenue	25,286	100.0%	43,180	100.0%	70.8%	66,690	100.0%	54.4%

	Three Months Ended
	March 31, 2006		March 31, 2007
					%
		% of Total		% of Total	Changes
	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Revenues by source:

Software Development	4,545	71.4%	5,869	75.7%	29.1%
Other Services	1,825	28.6%	1,881	24.3%	3.1%

Total Revenue	6,370	100.0%	7,750	100.0%	21.7%

Software Development
Software development revenues constituted 85.3%, 77.1%, 75.7% and 83.6% of our total revenues for 2005, 2006 and the three months ended March 31, 2007 and the year ended March 31, 2008, respectively.
Categorization of software development revenues
Our software development revenues can be categorized by:
•	development methodology,

•	type of solutions and services, and

•	client type.
Development Methodology. Depending on the development methodology, our software solutions can be categorized as “custom-designed” software and “standardized” software. We also enter into stand-alone maintenance contracts for a portion of our custom-designed software covering the period after the initial PCS period has expired, with this revenue recorded as “software maintenance.”
•	Custom-designed software development. We provide a broad range of custom-designed software development services primarily to large national banks. These projects usually take approximately six months to complete and involve design and implementation of new solutions or significant customization of our software and, in some cases, third party software to meet our clients’ needs. We typically receive a lump sum fee payable according to negotiated payment schedules. Each project’s fee is based on our assessment of the man-hours involved, the size and complexity of the project, competitive pressure, strategic value of the project, cross-selling opportunities and our relationship with the client. The contract value less amounts deferred for the provision of PCS services based on vendor specific evidence of the value, or VSOE, is recognized as revenue over the customization and implementation period using the percentage of completion method based on the efforts expended. We recognize the deferred PCS portion of the contract value on a straight line basis over the PCS term, normally one year.

•	Standardized software development. We leverage our customized-software development efforts, including the related platforms, modules and elements, and our internal research and development efforts to develop standardized software solutions. We made our first significant sales in 2003. Our standardized solutions do not require significant customization and require limited implementation time, generally one to two months. Compared to similar custom-designed solutions, the price of standardized solutions does not vary significantly. Our standardized solutions typically include PCS, normally for one year. If we have VSOE of the PCS, we recognize, upon customer acceptance, as revenue the difference between the total contract value and the fair value of the PCS. If we do not have VSOE, costs related to PCS are insignificant and the PCS period is less than one year, we recognize the entire contract value upon customer acceptance. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million for standardized software development services provided in previous years which were deferred to 2006, all of which amount contributed to the gross profit for 2006, as the related cost of revenues in 2006 was negligible.

In determining their IT spending with us, our clients purchase our solutions based on the functionality offered and not on whether the solution is customized or standardized. Consequently, we elect to provide a customized or standardized offering based on our software development status. We prefer to deliver a standardized solution where possible as standardized solutions command pricing similar to customized solutions with significantly less customization and implementation requirements. However, our suites of standardized solutions are limited, take time to develop and can become outdated over time.
When addressing for the first time a specific IT need, we normally first develop a custom- designed solution. In some cases, through our own research and development activities or additional modifications to the customized solution, we are able to develop a standardized solution available for sale to other clients. Our decision to develop a standardized solution is based on our assessment of whether sufficient broader market demand exists for that solution and the level of additional customization required to implement the solution for different clients. A typical standardized software solution normally takes one to two years to develop. Once developed, a standardized solution “replaces” custom development revenues for that solution for one to two years until the standardized solution itself becomes outdated, due to banking systems changes or changes in market requirements. At that time, the development cycle begins again and we offer clients a customized solution or we need to start developing through our own research and development activities a new product.
We are currently developing our next suite of standardized solutions. We expect to rely primarily on our customized software solutions and to a lesser extent standardized solutions for revenue growth given the lead-times to either develop or improve customized solutions into a standardized solution and uncertainties around whether a particular customized solution can be developed into a standardized solution.
•	Software maintenance. In addition to our standard PCS, we offer stand-alone maintenance contracts, primarily for the custom-designed solutions, typically for a one-year period and renewable annually. Revenues from software maintenance are recognized ratably over the contract service period.
The table below sets forth our revenues categorized based on development methodology for 2005, 2006 and the three months ended March 31, 2007 and the year ended March 31, 2008, respectively :

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
					%			%
		% of		% of	Changes		% of	Changes
		Applicable		Applicable	from		Applicable	from
	Revenues	Revenues	Revenues	Revenues	2005	Revenues	Revenues	2006
	($ in thousands, except percentages)

Software Development Revenue by development methodology:

Customized	15,352	71.2%	13,485	40.5%	(12.2%)	33,326	59.8%	147.1%

Standardized	5,507	25.5%	17,503	52.5%	217.8%	18,612	33.4%	6.3%

Maintenance	709	3.3%	2,324	7.0%	227.8%	3,791	6.8%	63.1%

Total software development	21,568	100.0%	33,312	100.0%	54.5%	55,729	100.0%	67.3%

	Three Months Ended
	March 31, 2006*		March 31, 2007
					%
		% of		% of	Changes
		Applicable		Applicable	from
	Revenues	Revenues	Revenues	Revenues	2006
	($ in thousands, except percentages)

Software Development Revenue by development methodology:

Customized	1,676	36.9%	3,856	65.7%	130.1%

Standardized	2,525	55.5%	1,353	23.1%	(46.4%)

Maintenance	344	7.6%	660	11.2%	91.9%

Total software development	4,545	100.0%	5,869	100.0%	29.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues included $938,000 in revenues from standardized software contracts deferred from previous periods. Revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively, had we had VSOE or evidence that costs of PCS had been immaterial. As described above, beginning in 2006, sales of standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred to future periods.
Type of Software Solutions. Our software solutions can be broadly classified as: “channel-related,” “business-related,” “management-related” and “other value-added.” Among management-related solutions we offer, our business intelligence software solutions focus on supporting banks’ decision making processes. The table below sets forth our revenues from these solution categories with business intelligence-related solutions presented as a separate line item and not included in the line item for “Management”:

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
								%
		% of		% of			% of	Changes
		Applicable		Applicable	% Changes		Applicable	from
	Revenues	Revenues	Revenues	Revenues	from 2005	Revenues	Revenues	2006
	($ in thousands, except percentages)

Software Development Revenue by solution type:

Channel	4,381	20.3%	8,035	24.1%	83.4%	8,849	15.9%	10.1%

Business	6,564	30.4%	7,551	22.7%	15.0%	11,488	20.6%	52.1%

Management	5,339	24.8%	10,645	31.9%	99.4%	18,937	34.0%	77.9%

Business Intelligence	1,458	6.8%	3,227	9.7%	121.3%	15,490	27.8%	380.0%

Others	3,826	17.7%	3,854	11.6%	0.7%	965	1.7%	(75.0%)

Total software development	21,568	100.0%	33,312	100.0%	54.5%	55,729	100.0%	67.3%

	Three Months Ended
	March 31, 2006		March 31, 2007
		% of		% of
		Applicable		Applicable	% Changes
	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Software Development Revenue by solution type:

Channel	1,335	29.4%	923	15.7%	(30.9%)

Business	1,189	26.2%	1,616	27.5%	35.9%

Management	1,080	23.8%	1,985	33.8%	83.8%

Business Intelligence	361	7.9%	687	11.7%	90.3%

Others	580	12.7%	658	11.3%	13.4%

Total software development	4,545	100.0%	5,869	100.0%	29.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues reflected $938,000 in revenues from standardized software contracts deferred from previous periods. Revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively, had we had VSOE or evidence that costs of PCS had been immaterial. Revenues from channel, business and management solutions (including business intelligence) in 2006 included $2.5 million, $2.5 million and $711,000, respectively, for services provided in previous years which were deferred to 2006. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.
As our clients sought to improve their internal systems, they invested more in management-related software solutions and services. These solutions (excluding business intelligence) constituted 31.9% and 34.0% of our total software development revenues in the year ended December 31, 2006 and March 31, 2008, respectively. Management-related solutions grew 77.9% from $10.6 million in 2006 to $18.9 million in 2008. Management-related solutions include solutions for enterprise resource management and credit and risk management. As the market matures and we face greater competition, we do not expect our future growth rates for these solutions to be as high as our historical growth rates.
Beginning in 2005, our clients sought to improve their data mining and data analysis capabilities by implementing better business intelligence systems. Our revenues from business intelligence solutions constituted 9.7% and 27.8% of our total software development revenues during the year ended December 31, 2006 and March 31,2008, respectively. Business intelligence solutions which generated revenue of $15.5 million in fiscal 2008 was an increase of 380.0% from $3.2 million in 2006. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products. We expect business intelligence solutions to be one of our highest growth areas in 2009.
Client Type. We provide software solutions and post-implementation solution support services primarily to leading financial institutions, insurance companies and enterprises in China. Our software development revenues can be categorized by our four different client types with are Big Four Banks, Other Banks, Insurance and Enterprises. The Big Four Banks category includes the four largest state banks in China which are the Agriculture Bank of China, Bank of China, China Construction Bank and Industrial and Commercial Bank. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Our Insurance clients include both property and life insurance providers in China. Enterprises are entities not involved in financial services and include government entities and large state enterprises.

Excluding PCS, our contracts for providing software development services are generally less than one year. Our contracts for providing stand-alone solution support services are generally for one year, renewable on an annual basis. When dealing with Big Four clients we sign contracts with both the head office and branches. However, we expect revenue contribution from sales to these two banks to decrease as a percentage of our revenues and believe our future growth will be increasingly attributed to growth in sales to Other Banks and clients and insurance clients. The following table sets forth our software development revenues by client:

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
		% of		% of	%		% of	%
		Applicable		Applicable	Changes		Applicable	Changes
	Revenues	Revenues	Revenues	Revenues	from 2005	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Software Development Revenue by client:

Big Four Banks	18,219	84.5%	26,461	79.4%	45.2%	27,709	49.7%	4.7%
Other Banks	2,754	12.7%	5,642	17.0%	104.9%	17,845	32.1%	216.3%
Insurance	—	0.0%	405	1.2%	—	5,468	9.8%	1,250.1%
Enterprises	595	2.8%	804	2.4%	35.1%	4,707	8.4%	485.4%

Total software development	21,568	100.0%	33,312	100.0%	54.5%	55,729	100.0%	67.3%

	Three Months Ended
	March 31, 2006		March 31, 2007
		% of		% of	%
		Applicable		Applicable	Changes
	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Software Development Revenue by client:

Big Four Banks	4,109	90.4%	5,234	89.2%	27.4%
Other Banks	276	6.1%	518	8.8%	87.7%
Insurance	—	0.0%	18	0.3%	—
Enterprises	160	3.5%	99	1.7%	(38.1%)

Total software development	4,545	100.0%	5,869	100.0%	29.1%

*	In 2006, total revenues and the percent change from 2005 reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues included $938,000 in revenues from standardized software contracts deferred from previous periods. Had we had VSOE or evidence that costs of PCS had been immaterial, revenues from 2004 and 2005 would have been increased by $437,000 and $4.0 million, respectively. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.
Factors affecting our software development revenues
Our revenues from software development and operating results are significantly affected by the following factors:
Mix of software sales. From 2006 to March 31, 2008 our revenue growth was driven primarily by customized revenue growth. Compared to 2006 our customized software solution revenues in fiscal 2008 grew 147.1% from $13.5 million to $33.3 million. Customized software solutions revenues represented 59.8% of software development revenues for 2008 compared to 40.5% for the same period in 2006. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, mainly sold as a customized solution and the fastest growing area for Longtop; solutions for the Insurance sector; and first time sales to Other Banks which at this time are mainly sold as a customized solution. In 2008, we began focusing on Other Banks and Insurance Clients and delivered them a customized solution as we did not have standardized solutions available.

In contrast, our standardized software solution revenues grew by 6.3%, from $17.5 million in 2006 to $18.6 million in 2008. Standardized software revenues in 2006 included $5.7 million in revenues deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues would have been $11.8 million in 2006 resulting in an increase of $6.8 million and a year-on-year growth rate of 57.6%. This increase was due to increased demand from Other Banks as well as a Big Four customer. The increase in standardized software revenues from fiscal 2006 to 2008 reflects, in significant part, our introduction of new standardized software solutions including solutions which facilitated our client’s operation of ATMs, credit process management and facilitated our client’s internal workflow management.
From 2004 to 2006, our revenue growth was driven primarily by sales of standardized software which increased as a percentage of software development revenues from 25.5% in 2005 to 52.5% in 2006. Standardized software solutions as a percentage of software development revenues were 23.1% and 33.4% for the three months ended March 31, 2007 and for the year ended March 31, 2008, respectively. As standardized software involves significantly less development and implementation time while commanding similar prices, the increased standardized software sales increase our gross margin and allow us to more efficiently utilize our software development, delivery and sales resources. In the near term, we expect standardized software revenue as a percentage of total software development revenue and the corresponding year-on-year growth rate to be more in line with our fiscal 2008 rather than 2006 for two reasons: (1) beginning in January 2007, we no longer included significant revenue from prior-year contracts as compared to 2006 which included deferred revenue from previous years due to the absence of VSOE or evidence that the costs of providing PCS were immaterial for those years; (2) we are currently developing our next suite of standardized solutions and the related development and improvement will involve significant lead time, requiring greater reliance on customized software for our revenue growth during that period.
•	Ability to anticipate need for and develop relevant solutions. Our continued revenue growth depends on our ability to timely anticipate and respond to market demand for software solutions meeting the needs of China’s financial institutions. Recently, our highest growth area has been our business management and business intelligence software solutions. As noted above, we expect this trend to continue as our clients seek to improve their data mining and data analysis capabilities. Our other solutions are more mature and we expect they will continue to grow, but at slower rates.

•	Addition and retention of clients. The retention and growth of our existing key clients and the addition of new clients contribute to our revenue growth by providing a growing market for our solutions and by expanding cross-selling opportunities. A significant portion of our revenues are generated from sales to Big Four Bank clients. We plan to continue to diversify our client base of financial institutions and increase our sales to more national and city commercial banks and insurance companies, while maintaining the sales to our existing key clients. We also plan to sell some of our treasury function and financial control solutions to companies in other industries, including the tobacco and oil industry. As we diversify our client base, our aggregate revenues and percentage contributions of revenues from Big Four Bank clients may decline.

•	Seasonality. Most financial industry clients plan and budget for their IT investment on an annual basis in the last quarter of each calendar year and do not finalize their annual budget until the first quarter of the following calendar year. Also, the Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts getting signed and completed in the third and fourth calendar quarters. These factors result in the first and second calendar year quarters generally being our lowest revenue quarters. Due to the annual budget cycles of most of our clients, effective April 1, 2007, we changed our fiscal year end to March 31 in order to better estimate demand for our solutions and services in a given fiscal year.

Other Services. Other services revenues include revenues from the ATM maintenance services segment and the ancillary services segment, consisting of system integration services and other miscellaneous services. These revenues constituted 14.7%, 22.9%, 24.3% and 16.4% of our total revenues for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31 2008, respectively. We recognize these revenues as the services are performed or ratably over the contract period. Contract periods are typically within one year. The following table illustrates the revenue growth in these different service areas:
Revenues

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
		% of Total		% of Total	% Changes		% of Total	% Changes
	Revenues	Revenues	Revenues	Revenues	from 2005	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Other services revenues:

ATM maintenance	1,096	29.5%	2,856	28.9%	160.6%	4,333	39.5%	51.7%
System integration	1,176	31.6%	2,413	24.5%	105.2%	3,071	28.0%	27.3%
Ancillary services	1,446	38.9%	4,599	46.6%	218.0%	3,557	32.5%	(22.7%)

Total other services	3,718	100.0%	9,868	100.0%	165.4%	10,961	100.0%	11.1%

	Three Months Ended
	March 31, 2006		March 31, 2007
		% of		% of
		Applicable		Applicable	% Changes
	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Other services revenues:

ATM maintenance	554	30.4%	846	45.0%	52.7%
System integration	95	5.2%	257	13.7%	170.5%
Ancillary services	1,176	64.4%	778	41.3%	(33.8%)

Total other services	1,825	100.0%	1,881	100.0%	3.1%

Client Type

	Year Ended
	December 31, 2005		December 31, 2006			March 31, 2008
		% of		% of			% of
		Applicable		Applicable	% Changes		Applicable	% Changes
	Revenues	Revenues	Revenues	Revenues	from 2005	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Other Services Revenue by client:

Big Four Banks	2,204	59.3%	7,578	76.8%	243.8%	7,264	66.3%	(4.1%)
Other Banks	1,061	28.5%	654	6.6%	(38.4%)	1,722	15.6%	163.3%
Insurance	23	0.6%	673	6.8%	2,826.1%	477	4.4%	(29.1%)
Enterprises	430	11.6%	963	9.8%	124.0%	1,498	13.7%	55.6%

Total software development	3,718	100.0%	9,868	100.0%	165.4%	10,961	100.0%	11.1%

	Three Months Ended
	March 31, 2006		March 31, 2007
		% of		% of
		Applicable		Applicable	% Changes
	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Other Services Revenue by client:

Big Four Banks	1,418	77.7%	1,482	78.8%	4.5%
Other Banks	34	1.8%	95	5.0%	179.4%
Insurance	213	11.7%	69	3.7%	(67.6%)
Enterprises	160	8.8%	235	12.5%	46.9%

Total software development	1,825	100.0%	1,881	100.0%	3.1%

•	ATM maintenance. We provide ATM maintenance services to banks. The increase in ATM services revenues corresponds with the expansion of our service network as we added ATMs under maintenance contract both through acquisitions and our increased sales efforts. We expect to rely on both organic business development and strategic acquisitions for future ATM services revenue growth.

•	System integration. Our system integration services involve assisting clients in procuring hardware and software solutions designed to meet their system requirements. We record our revenue from system integration services net of amounts paid to suppliers. On behalf of our clients, we obtain manufacturers’ warranties and support on the hardware and software. Most of the growth in system integration revenues from 2005 to 2006 was due to our acquisition of ABS, an IT provider with an existing relationship with Bank of China. Although we will continue to provide system integration services to our clients, we do not consider this to be key area of focus nor do we expect our system integration revenues to grow in the future.

•	Ancillary services. These include miscellaneous consulting services, ATM leasing services and various other services. Prior to September 2006, we leased ATMs to a bank client. In September 2006, we sold these ATMs to that client. Our ATM leasing revenues were $841,000 and $1.7 million in 2005 and 2006, respectively. We do not consider our miscellaneous services to be a key area of focus.
Cost of Revenues and Operating Expenses
The following table sets forth the components of our cost of revenues and operating expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

											Year Ended
	Year Ended December 31,						Three Months Ended March 31,				March 31,
	2004		2005		2006		2006		2007		2008
				%		%		%		%		%
	($ in thousands, except percentages)
Total revenues	15,231	100.0	25,286	100.0	43,180	100.0	6,370	100.0	7,750	100.0	66,690	100.0
Less business taxes	(111)	(0.7)	(204)	(0.8)	(534)	(1.2)	(90)	(1.4)	(105)	(1.4)	(774)	(1.2)

Net revenues	15,120	99.3	25,082	99.2	42,646	98.8	6,280	98.6	7,645	98.6	65,916	98.8

Cost of revenues:
Software development	1,921	12.6	1,804	7.1	4,092	9.5	370	5.8	1,831	23.6	21,138	31.7
Other services	646	4.2	1,515	6.0	3,037	7.0	548	8.6	570	7.4	4,517	6.8

Total cost of revenues	2,567	16.8	3,319	13.1	7,129	16.5	918	14.4	2,401	31.0	25,655	38.5

Gross profit	12,553	82.5	21,763	86.1	35,517	82.3	5,362	84.2	5,244	67.6	40,261	60.3

Operating expenses:
Research and development	918	6.0	1,072	4.2	1,797	4.2	344	5.4	341	4.4	3,838	5.8
Sales and marketing	833	5.5	1,451	5.7	3,170	7.3	801	12.6	711	9.2	10,393	15.6
General and administrative	2,431	16.0	3,999	15.8	17,954	41.6	9,841	154.5	2,562	33.1	19,633	29.4

Total operating expenses	4,182	27.5	6,522	25.7	22,921	53.1	10,986	172.5	3,614	46.7	33,864	50.8

Income from operations	8,371	55.0	15,241	60.4	12,596	29.2	(4,070)	(88.3)	1,630	20.9	6,397	9.5

Cost of revenues. Our cost of revenues includes costs directly attributable to our software development and other services.
•	Software development costs. These consist of costs for the design, implementation, delivery and maintenance of our software solutions and amortization of intangibles related to our software development revenues. Software development costs are primarily headcount-related costs that include payroll, employee benefits, bonuses, travel and entertainment and share- based compensation to our development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development cost, substantially all relates to the cost of developing and implementing our customized software solutions. In addition, as our next series of standardized software solutions are currently under development, we expect revenues from our customized software solutions to increase as a percentage of total software development revenues. We also expect to hire more software development engineers at potentially higher costs per person. As a result, we expect our gross margins to decline in the next few years. Our software delivery share-based compensation expenses were $839,000 in 2006 and $3,000 and $7.8 million during the three months ended March 31, 2007 and during the year ended March 31, 2008, respectively.

•	Other services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses, amortization of backlog arising on the acquisition of ABS and depreciation on leased ATMs. We expect other services costs to increase proportionately with revenues from these services.
Operating expenses. Operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses.
•	Research and development expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. To enhance our standardized solution products, we plan to invest aggressively in research and development, which can be expected to result in research and development increasing from 2008 levels as a percentage of revenue. Our research and development share-based compensation expenses were $147,000 in 2006 and nil and $1.5 million during the three months ended March 31, 2007 and during the year ended March 31, 2008, respectively.

•	Sales and marketing expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We expect our sales and marketing expenses as a percentage of revenues to increase as we seek to develop new customers and as the market becomes more competitive. Our sales and marketing share-based compensation expenses were $530,000 in 2006 and $11,000 and $4.7 million during the three months ended March 31, 2007 and during the year ended March 31, 2008, respectively.

•	General and administrative expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables less government subsidies related to directly to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. As a public company, we expect our general and administrative expenses, excluding share- based compensation, to increase significantly on an absolute amount and as a percentage of our revenues due to expected increases in professional fees, board of directors’ compensation and costs related to investor relations and director and officer insurance. Our general and administrative share-based compensation expenses were $11.4 million in 2006 and $221,000 and $14.0 million during the three months ended March 31, 2007 and during the year ended March 31, 2008, respectively. Our general and administrative share-based compensation expenses were $11.4 million, $221,000 and $14.0 million for the year ended December 31, 2006, the three months ended March 31, 2007 and the year ended March 31, 2008, respectively.
Our operating expenses for the year ended December 31, 2006, three months ended March 31, 2007 and the year ended March 31, 2008 include $12.0 million, $232,000 and $20.1 million, respectively, in share-based compensation expenses. As of March 31, 2008, we had $13.2 million in total unrecognized share-based compensation expense, net of forecasted forfeitures which is expected to be recognized over a weighted-average period of approximately 3 years.
Share-based Compensation Expenses
We adopted our 2005 Long Term Incentive Plan in November 2005 and have granted a total of 4,372,740 stock options and 636,650 restricted share units as of March 31, 2008 of which we expect 2,927,297 stock options to vest subsequent to March 31, 2008. We have reserved 8,550,000 ordinary shares as of the date of this annual report for issuance of our stock options and restricted share units under our 2005 Long Term Incentive Plan. For a description of our 2005 Long Term Incentive Plan, see “Management—2005 Long Term Incentive Plan.” Since the adoption of the 2005 Long Term Incentive Plan, we have made various stock option grants to our directors, employees and consultants.
We have adopted Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “share-based Payment”, or SFAS No. 123 (R), under which we generally recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation expenses for those shares expected to vest over the vesting period of the award based on the fair value of the award on the grant date. We estimate the forfeiture rate based on actual employee turnover.
Our share-based compensation expenses for the years ended December 31, 2004, 2005, and 2006, the three months ended March 31,2007, and the year ended March 31,2008 were $0, $37,000, $12.9 million, $235,000 and $28.2 million, respectively.
Of our 2006 share-based compensation expenses of $12.9 million, the majority related to:
•	$7.7 million resulted from the transfer without consideration of 2.25 million of our ordinary shares to Concentra, an entity controlled by our chief executive officer, by Bloomwell International Limited, or Bloomwell, an entity controlled by our chairman. Because the share transfer was made by a major shareholder to our employee, we incurred a related expense;

•	$2.9 million resulted from the sale by Well Active International Limited, or Well Active, of approximately 5.0 million of our ordinary shares to our officers and employees at a price of $4.83 per share, paid for with a promissory note. The $2.9 million charge related to the difference between the total amount paid for the shares and the total fair value of the transferred shares on the transfer date.

During the three months ended March 31, 2007, we granted a total of 2,522,100 options with vesting terms from two to 4 1/2 years with a fair value of $235,000. These options included options granted to a member of our board of directors for the purchase of 112,500 ordinary shares at an exercise price of $6.43 per share, vesting over two years, and 300,000 options granted to our chief executive officer at an exercise price of $6.43 per share, vesting over four years. These options could only be exercised when our ordinary shares or American Depositary Shares representing our ordinary shares became publicly tradable upon the completion of our initial public offering. Accordingly, no share-based compensation expense was recorded during the three months ended March 31, 2007 related to these options, as the completion of the initial public offering was a performance condition which was not considered probable until it occurred.
During the year ended March 31, 2008, we granted a total of 112,500 options and 636,650 restricted stock units with vesting terms of 4 years and recorded share-based compensation expense of $28.2 million of which $3.4 million for share-based compensation from stock options and restricted stock units issued directly by our company and $24.8 million related the Well Active shares sold in 2006 and paid for with a promissory note. In October 2007, Well Active cancelled promissory notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24,8 million. No amounts under promissory notes were due by employees to Well Active as at March 31, 2008.
Determination of Fair Value of Share-based Compensation
We are responsible for estimating the fair value of the options we granted and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
Prior to becoming a public company on October 23, 2007, we determined the fair value of the ordinary shares underlying the options and transferred shares by employing two valuation methods: the discounted cash flow method under the income approach and the guideline companies method under the market approach. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate. The “guideline companies method” incorporates certain assumptions, including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include the following: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) no material changes in tax law in China or the tax rates applicable to our subsidiaries; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.
November 28, 2005. On November 28, 2005, we granted 900,000 stock options and 4.8 million restricted stock units, or RSUs. We performed a retrospective valuation analysis and estimated the fair value of our ordinary shares as of November 30, 2005 to be $3.22 per share using the discounted cash flow method under the income approach. Under the discounted cash flow method, we forecasted our net cash flows for five years subsequent to the valuation date and determined a terminal value which assumed a constant growth rate of 3%. The net cash flow was then discounted to the present value using a risk-adjusted discount rate of 15.57% which represents our estimated cost of equity capital. The risk-free rate, industry average beta, the risks associated with achieving our forecasts and the customer concentration risk were assessed in selecting the appropriate discount rates. Although we also considered the market approach, which was used as a reasonableness test to support our conclusion of value, we decided to rely upon the income approach as the sole means of valuation since the income approach better captured our financial situation as of the valuation date, which witnessed high customer concentration with our revenues derived primarily from two customers.

March 1, 2006. On March 1, 2006, we granted 372,300 stock options and 117,750 RSUs. In determining the fair value of our ordinary shares on this date, we performed a retrospective valuation analysis, employing the same valuation method, discount rate and terminal value growth rate used in the November 30, 2005 valuation, together with updated financial forecasts. Based on this analysis, we determined the fair value of our ordinary shares to be $3.42 per share. The March 1, 2006 valuation was also utilized to value the following equity transactions given the relatively short time lag and that there were no significant transactions or events that would have had a material impact on the valuation of our ordinary shares:
•	February 2006. Bloomwell, a significant shareholder controlled by our chairman Ka Hiu Kung, transferred 2.25 million ordinary shares to Concentra, a company controlled by Lin Wai Chau, our chief executive officer, for no consideration.
•	May 2006. We granted 75,840 stock options and 85,500 RSUs. We determined that a new valuation for these grants was not necessary given the relatively small size of the grants.
June 16, 2006. On June 16, 2006, we purchased 510,000 ordinary shares from Bloomwell. This purchase coincided with the sale of 6,360,001 series A convertible preferred shares for an aggregate purchase price of $23.4 million. We performed a retrospective valuation analysis and used an option- based methodology to allocate our estimated aggregate equity value among our convertible preferred shares and ordinary shares. The estimated aggregate equity value was based upon the sales price of the series A preferred shares of $3.68 per share. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. An ordinary share valuation of $3.21 per share was determined, which represented a 13% discount to the series A preferred shares.
September 12, 2006. On September 12, 2006, we granted 390,000 stock options and, at the purchase price of $3.68 per share, issued 150,000 ordinary shares to our chief financial officer. Our chief financial officer received an additional 150,000 ordinary shares from Well Active for no consideration. We determined the fair value of our ordinary shares to be $5.11 per share using the discounted cash flow method under the income approach and guideline public company method under the market approach and placed a 70% and 30% weighting on the respective approach. We began utilizing the market approach in conjunction with this valuation, as we foresaw a reduction in the level of customer concentration, had successfully raised capital via the issuance of preferred securities and had recently hired a chief financial officer. The weightings of the valuation methodologies incorporated our assumptions regarding the relative reliability of the valuation methodologies employed. While the market approach was useful, the fact that the risk factors inherent in the comparable companies were not identical to ours made adjusting multiples based on these risk factors difficult. Specific company cash flow projections, which incorporated industry and economy factors as verified through industry research, were considered more relevant than market based methods using publicly traded companies. As such, the income approach was more heavily weighted for purposes of the valuation analysis.
For the market approach, we considered the profile and performance of three publicly traded IT service providers operating mainly in China that we deemed reasonable guideline companies. We gave equal weighting in applying an enterprise-value (“EV”)-to-earnings before interest and taxes (“EBIT”) and enterprise-value-to-earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple as the metric. The selection of an appropriate EV/EBIT multiple took into consideration several factors, including the differences between the guideline companies and us in terms of revenue growth rate, operating margins, profitability and the customer concentration risks facing us given that 72% of our 2006 revenues were derived from two customers.
For the income approach, we forecasted our net cash flow for five years subsequent to the valuation date and applied a multiple to the terminal EBITDA value after five years. The net cash flow was then discounted to present value using a risk-adjusted discount rate of 16.0%, which was based on market inputs using a capital asset pricing model that reflected the risks associated with achieving our forecasts and the customer concentration risk. Our total equity value was then allocated among our preferred shares and ordinary shares. The valuation model allocated the equity value between the ordinary shares and the preferred shares and calculated the fair value of ordinary shares based on the option-pricing method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the equity above the exercise price equal to the liquidation preferences of the preferred shares.

November 6, 2006. On November 6, 2006, Well Active granted interests in 5.0 million of our ordinary shares to our employees at a cost of $4.83 per ordinary share. We performed a retrospective valuation analysis and estimated the fair value of our ordinary shares to be $5.41 per share using the discounted cash flow method under the income approach and guideline public company method under the market approach. The weighting of the methodologies, discount rate and terminal value assumption was the same as the weighting used in the September 12, 2006 valuation, using updated financial forecasts.
December 19, 2006. On December 19, 2006, we purchased 750,000 ordinary shares from Bloomwell. This purchase coincided with the sale of 3,858,005 Series B convertible preferred shares for an aggregate purchase price of $24.8 million. We performed a contemporaneous valuation analysis and used an option-based methodology to allocate our estimated aggregate equity value among our preferred shares and ordinary shares. The estimated aggregate equity value was based upon the sales price of the series B preferred shares of $6.43 per share. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights and the manner in which each security affects the others. An ordinary share valuation of $5.83 per share was determined, which represented a 9% discount from the value of series B preferred shares.
Given the relatively short time lag and the fact that no significant events transpired that impacted the valuation of our ordinary shares, we adopted the fair value of ordinary shares as of December 19,2006 as the fair value of ordinary shares as of January 5, 2007 for purposes of calculating the share- based compensation with respect to 112,500 stock options issued to a member of our Board of Directors.
March 17, 2007. We issued stock options and shares to employees on March 12, March 17 and March 28, 2007. We performed a contemporaneous valuation analysis and estimated the fair value of our ordinary shares on March 17, 2007 to be $5.96 by using the same methods used for the September 12, 2006 and November 6, 2006 valuations, together with updated financial forecasts. Given the relatively short time lag and the fact that no significant events transpired that may impact the valuation of our ordinary shares, we adopted the fair value of ordinary shares as of March 17, 2007 as the fair value of ordinary shares as of March 12 and March 28, 2007.
September 2007. We issued stock options and restricted share units on September 12, 2007 and
September 28, 2007. We used the initial public offering price of $17.50 per share as the fair value of the underlying ordinary shares.
In addition to the above, to reflect the fact that we were a private company at the time of each of our valuations performed prior to March 31, 2007, a 25% “lack of marketability discount,” or LOMD, was applied to the derived equity value. The LOMD was supported with reference to both qualitative studies and quantitative analysis. The qualitative studies examine prices paid in private transactions for shares of companies that subsequently became publicly-traded through an IPO. We also considered empirical studies based on prices paid for restricted stock. The restricted stock studies analyze transactions in restricted shares where marketability at the end of the required holding period was virtually assured, since the subject companies’ shares were already publicly traded. We also used two quantitative valuation methods, including the option pricing method (implied from a put option) and the Longstaff Regression Analysis, which resulted in a LOMD range of 19.4% to 26.8%. Given the transaction costs necessary to implement the put options, the restricted stock regression analysis and the qualitative factors, we determined that 25% was the proper LOMD.
During 2006, we determined the fair value of the options on the date of grant by using the binomial option-pricing method under the following assumptions: average risk-free rate of return of 4.80%, 54.33% volatility, no dividends and a weighted average expected option life between 2.58 to 4.54 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. Total unrecognized compensation expense from the grants made in 2006 as of the date of this prospectus is expected to be recognized over the remaining vesting period of the options from two to four years.

During the three months ended March 31, 2007, we determined the fair value of the options on the date of grant by using the binomial option- pricing method under the following assumptions: average risk-free rate of return of 3.0%, 55.0% volatility, no dividends and an weighted-average expected option life between 2.90 to 4.84 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. Total unrecognized compensation expense from the grants made in three months ended March 31, 2007 as of the date of this prospectus is expected to be recognized over the remaining vesting period of the options from two to 4 1/2 years.
The table below sets forth certain information concerning options and restricted share units granted to, and shares sold to or (purchased) from, our directors, officers and employees on the dates indicated:

							Intrinsic
		Restricted		Purchase	Fair		Value ($)
		Share	Ordinary	Price/Exercise	Value ($)	IPO Price	in
Date	Options	Units	Shares	Price ($) (B)	(C)	($) (A)	millions*

November 2005	900,000	—	—	2.33	3.22	17.50	9.6
	—	4,800,000	—	—	3.22	17.50	46.9
March 2006	372,300	—	—	3.00	3.42	17.50	3.7
	—	117,750	—	—	3.42	17.50	1.1
February 2006	—	—	2,250,000	-0-	3.42	17.50	2.9
May 2006	75,840	—	—	3.68	3.42	17.50	0.7
	—	85,500	—	—	3.42	17.50	0.8
June 2006	—	—	(510,000)	3.68	3.22	17.50	—
September 2006	390,000	—	—	3.68	5.11	17.50	3.6
	—	—	150,000	-0-	5.11	17.50	2.0
November 2006	—	—	4,950,750	4.83	5.41	17.50	40.4
December 2006	—	—	(750,000)	6.43	5.83	17.50	—
January 2007	112,500	—	—	6.43	5.83	17.50	0.7
March 2007	2,409,600	—	—	6.43	5.96	17.50	15.8
September 2007	112,500	—	—	6.43	17.50	17.50	0.7
	—	541,650	—	—	17.50	17.50	—

Total							128.9

*	Intrinsic Value equals (A) — (B) for options and shares and (A) — (C) for restricted share units, multiplied by the respective quantity of the award.
The increase in the fair value of our ordinary shares from $3.22 in November 2005 to $5.96 in March 2007 was primarily attributable to the following developments of our company during the period:
•	There was relatively little increase in value from November 2005 to the time of the sale of series A preferred shares in June of 2006.
•	From June 2006 until September 2006, our ordinary share value increased from $3.21 to $5.11, an increase of 60%, primarily as a result of: (i) improvements to our business operations resulting in our raising expectations for future cash flows, (ii) the successful integration of ABS, the first significant acquisition we completed, (iii) our estimate that our dependence on our two largest customers will decrease from the 2005 level and (iv) the hiring of an experienced chief financial officer.

•	From September 2006 until December 2006, our ordinary share value increased from $5.11 to $5.83, an increase of 14%, as our forecasted revenues increased due to the strong growth in demand for our products as well as interest from the insurance industry in our products.
•	From December 2006 until March 2007, our ordinary share value increased from $5.83 to $5.96, an increase of 2%, as there were no significant changes in our business, forecasted outlook or in the market EBIT/EBITDA multiples.
We believe the increase in the fair value by $11.54 of our ordinary shares from $5.96 in March 2007 to $17.50, our initial public offering price, is primarily attributable to the following factors. Although it is difficult to assign with precision the portion of the fair value increase to a particular factor, the following is our approximate estimate of the increase:

		Amount of
		Contribution
	Percentage	to Fair
	Fair Value	Value
	Increase	Increase

Market Factors

• The 25% discount for lack of marketability previously used to value our ordinary shares was no longer applicable	25%	1.49

• Other, including the increase in valuations from March 1, 2007 to September 28, 2007 for a broad selection of Chinese listed securities increased, driven by demand from investors	111%	6.60

Business Factors

• We entered into asset transfer agreements to acquire the business of FEnet and its subsidiary in May 2007	15%	0.89

• We successfully developed a treasury management product for a non-financial services client	18%	1.07

• Estimated revenues for the three months ended September 30, 2007 increased significantly over the same period during 2006 as demand for our services from our largest customer and Other Banks and clients was higher than previously anticipated. See “Recent Developments.”	25%	1.49

Total	194%	$11.54

Acquisitions and Strategic Alliances
We began our operations as a provider of general IT services to the financial services industry in 1996 and began focusing on software development for the financial services industry in 2001. The primary driver of our revenue growth since inception has been organic business development, supplemented to a lesser extent by strategic acquisitions. We have completed seven strategic transactions since 2003. The following are some of our recent acquisitions and strategic alliances:
•	In February 2006, we entered into the outsourcing business by establishing Longtop International, with three other shareholders, and later acquired the interests from the other shareholders in January 2007. We subsequently disposed of our interest in LTI through a dividend in kind to our existing shareholders in July 2007;

•	In March 2006, we assumed certain aspects of the China business of S1 Corporation (S) Pte. Ltd., or S1, by assuming certain customer contracts of S1, becoming S1’s non-exclusive distributor of its retail software and providing relevant maintenance and upgrading services in China;

•	In May 2006, we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, and its parent company, Grand Legend Holdings Limited. ABS is an integration solutions provider based in Beijing;
•	In March 2007, we acquired Minecode, which provided technology outsourcing services in the United States primarily for Microsoft. Minecode became a subsidiary of LTI and was disposed of in July 2007 as part of the LTI disposition in which we distributed LTI and its subsidiaries to our shareholders; and
•	In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd, or FEnet, and its subsidiary, Guangzhou FEnet Software Co., Ltd., for a purchase price of approximately $3.4 million in cash and 396,350 ordinary shares. We completed the acquisition in October 2007. FEnet provides business intelligence software development services in China. We paid additional purchase price of $2.4 million in May 2008 as FEnet has achieved certain financial milestones for the period from June 1, 2007 to December 31, 2007.
Through these acquisitions and strategic alliances we acquired additional development and service capabilities, broadened the scope of our offerings and expanded our client base. We currently plan to conduct further acquisitions and form additional strategic alliances to maintain or grow our revenues.
Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
Longtop BVI, our subsidiary organized under the laws of the British Virgin Islands, is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.
Our subsidiary in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
Prior to January 1, 2008, our company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as a “new technology enterprise”. Furthermore, new technology enterprises were exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and were entitled to a 50% tax reduction at the rate of 7.5% for the subsequent three years and 15% thereafter. During the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the nine months ended December 31, 2007, substantially all of the operations of our company in the PRC were subject to tax at 15% as they were located in a special economic zone.
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. New technology enterprises will still enjoy a favorable tax rate of 15% providing they can meet the qualifying criteria. . The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

In addition, the Corporate Income Tax Law provides grandfather treatment for companies qualified as new technology enterprises under the previous income tax laws and rules and established before March 16, 2007 if they continue in the period after January 1, 2008 to meet the criteria for new technology enterprises under the previous income tax laws and rules. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. As most of our company’s income is earned n the Xiamen special economic zone, during the three months ended March 31, 2008, our company applied an effective tax rate of 18% to income subject to taxation in China.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. All of our China-based subsidiaries are invested by immediate foreign holding companies in Hong Kong. All of these foreign invested enterprises will be subject to the withholding tax on January 1, 2008. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2008, we have not recorded any withholding tax on $6.1 million in retained earnings of our foreign invested enterprises in China.
Currently, there are divergent views on how the Corporate Income Tax Law will be implemented. Our company’s ultimate applicable effective tax rate in 2008 and beyond will depend on many factors, including but not limited to whether certain of its legal entities will obtain an approval of their new technology enterprise status under the Corporate Income Tax Law, whether they can continue to enjoy the unexpired tax holidays and how the withholding tax on dividends will be applied. If any of our company’s subsidiaries cannot obtain an approval on their new technology enterprise status under the Corporate Income Tax Law and/or cannot continue to enjoy the unexpired tax holidays or if the withholding tax on dividends is applied in a manner different from our understanding, our effective tax rate will be increased significantly.
Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5% to 6% on revenues generated from providing services and are subject to a 17% VAT on revenues from sales of third party hardware and software to clients. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyrights for the software and have met other requirements of government authorities. In addition, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 2005, an entity that develops software products on commission may be entitled to a waiver of VAT if, according to the contractual arrangement, the copyright of the products developed by it is owned by the commissioning party or jointly owned by the developer and commissioning party.
Critical Accounting Policies and Estimates
We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue recognition
Our company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development and licensing of software, assistance in implementation and customization, and post-contract customer support (“PCS”), and (ii) other services represents revenue from the maintenance of ATMs, providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. Our company recognizes revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, our company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.
Software development Services. Where the software development contracts include multiple elements, our company allocates revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. Our company’s VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. Our company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of SOP 97-2 have been met. Our company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) our company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which our company has established VSOE, our company recognizes the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.
Our company periodically negotiates the sale of upgrades and enhancements with its customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.
Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification (“standardized solutions”), our company did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, the entire arrangement fee was recognized ratably over the PCS period. As a result, 2006 software development revenues reflected $5.7 million in standardized solution revenues which were deferred from previous years. Software development revenues from 2005 would have been increased by $4.0 million, had our company had VSOE or evidence that costs of PCS had been immaterial for its standardized solution contracts. Subsequent to January 1, 2006, our company was able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. Subsequent to January 1, 2006, our company accrues the estimated cost of providing PCS at the time the revenue is recorded.

Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. Our company measures progress toward completion by comparing direct labor hours incurred to total estimated direct labor hours for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.
Our company defers VSOE of the fair value of PCS and recognizes the revenue ratably over the PCS period.
Other services. Revenue from ATM maintenance and ancillary services is recognized as such services are performed ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally less than one year.
Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent.” On behalf of our clients, we obtain manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at March 31, 2007 or March 31, 2008.
As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain software products. The amount of the value-added tax refund included in software development revenue was $1,134 million, $1,445 million, $135, 000 and $2,654 million for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008, respectively.
Revenue in excess of billings is recorded as unbilled receivables, is included in accounts receivable and amounted to $3,154 million and $5,847 million as of March 31, 2007 and 2008, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.
Allowance for Doubtful Accounts Receivables
Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivables, historical bad debts, customer credit- worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balances on March 31, 2007 and March 31, 2008 were $19.5 million, net of allowance for doubtful accounts of $410,000, and $21.3 million, net of allowance for doubtful accounts of $908,000, respectively. If the financial condition of our client’s were to deteriorate, resulting in their inability to make payments, an additional allowance might be required.
Share-Based Compensation
We account for our share-based compensation arrangements using the fair value recognition provision of SFAS 123R. Under this method, we generally recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation expenses for those shares expected to vest over the vesting period of the award based on the fair value of the award on the grant date. We estimate the forfeiture rate based on actual employee turnover. Total share-based compensation costs in 2005 and 2006 and the three months ended March 31, 2007 and the year ended March 31. 2008 were $37,000, $12.9 million and $235,000 and $28.2 million, respectively. We did not issue any share-based awards prior to 2005.

We are responsible for estimating the fair value of the options granted by us and other share- related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies and our share price volatility, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense it recognizes in its consolidated financial statements.
We determined the fair value of the ordinary shares underlying the options and transferred shares by considering a number of factors to determine our aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include: no material changes in the existing political, legal, fiscal and economic conditions in China; no material changes in tax law in China or the tax rates applicable to our subsidiaries and; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.
Determination of the fair value of share-based compensation is further discussed in “—Factors Affecting Our Results of Operations—Share Based Compensation Expenses—Determination of Fair Value of Share-based Compensation.”
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

						Year
				Three Months Ended		Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2008
	($ in thousands)
Consolidated Statement of Operations Data:

Revenues:
Software development	13,263	21,568	33,312	4,545	5,869	55,729
Other services	1,968	3,718	9,868	1,825	1,881	10,961

Total revenues	15,231	25,286	43,180	6,370	7,750	66,690

Less business taxes	(111)	(204)	(534)	(90)	(105)	(774)

Net revenues	15,120	25,082	42,646	6,280	7,645	65,916

Cost of revenues:
Software development	1,921	1,804	4,092	370	1,831	21,138
Other services	646	1,515	3,037	548	570	4,517

Total cost of revenues	2,567	3,319	7,129	918	2,401	25,655

Gross profit	12,553	21,763	35,517	5,362	5,244	40,261

Operating expenses:
Research and development	918	1,072	1,797	344	341	3,838
Sales and marketing	833	1,451	3,170	801	711	10,393
General and administrative	2,431	3,999	17,954	9,841	2,562	19,633

						Year
				Three Months Ended		Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2008
	($ in thousands)
Total operating expenses	4,182	6,522	22,921	10,986	3,614	33,864

Income from operations	8,371	15,241	12,596	(5,624)	1,630	6,397

Other income (expenses):
Interest income	29	71	343	43	99	3,597

Interest expense	(459)	(532)	(703)	(229)	(101)	(886)

Other income (expense), net	(4)	20	86	6	(22)	(1,349)

Total other income (expenses)	(434)	(441)	(274)	(180)	(24)	1,362

Income before income tax expense	7,937	14,800	12,322	(5,804)	1,606	7,759

Income tax expense	(1,316)	(2,260)	(3,751)	1,764	(599)	(3,539)

Income from continuing operations	6,621	12,540	8,571	(4,040)	1,007	4,220
Loss from discontinued operations	—	—	(263)	(30)	(239)	(1,293)

Net income	6,621	12,540	8,308	(4,070)	768	2,927

Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1,006	4,543

Includes share-based compensation related to:
Cost of revenues software development	—	—	839	1	3	7,832
Cost of revenues other services	—	—	—	—	—	229

General and administrative expenses	—	29	11,367	7,819	221	13,964
Sales and marketing expenses	—	—	530	4	11	4,712

Research and development expenses	—	8	147	—	—	1,451
Reportable Segments
We have three reportable segments: software development, ATM maintenance services and ancillary services. Revenues from the software development, ATM maintenance services and ancillary services segments accounted for 77.1%, 6.7% and 16.2%, respectively, of our total revenues for 2006, 75.7%, 10.9% and 13.4%, respectively, for the three months ended March 31, 2007 and 83.6%, 6.5% and 9.9%, respectively, for the year ended March 31, 2008. Revenues from ATM maintenance services and ancillary services and outsourcing constitute 100% of revenues from other services. The software development segment is responsible for the development, maintenance and integration of software in accordance with clients’ specifications. The ATM maintenance services segment is responsible for the maintenance of ATMs. The ancillary services segment is responsible for the procurement of software and hardware on behalf of clients and providing IT management, consulting and supplementary technology related services. We allocate a portion of shared facilities costs to the segments cost of revenue based on headcount and review the performance of segments based on segment gross profit. We do not allocate operating expenses to the segments.

	Year Ended December 31,						Three Months Ended March 31,				Year Ended March 31,
	2004		2005		2006		2006		2007		2008
	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment
	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit
	($ in thousands)
Reportable segments:

Software development	13,263	11,245	21,568	19,590	33,312	28,809	4,545	4,111	5,869	3,968	55,729	34,009
ATM maintenance services	665	294	1,096	358	2,856	1,614	554	370	846	424	4,333	2,285
Ancillary services	1,303	1,014	2,622	1,815	7,012	5,094	1,271	881	1,035	852	6,628	3,967

Total	15,231	12,553	25,286	21,763	43,180	35,517	6,370	5,362	7,750	5,244	66,690	40,261

Year Ended March 31, 2008 Compared to Year Ended December 31, 2006
Total Revenues. Our total revenues increased by $23.5 million, or 54.4%, from $43.2 million for the year ended December 31, 2006 (“2006”) to $66.7 million for the year ended March 31, 2008 (“2008”) primarily due to the reasons below.
•	Software development services segment. Revenues from software development services segment increased by 67.3% from $33.3 million in 2006 to $55.7 million in 2008. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million in revenues for standardized software contracts deferred from previous years. The increase in our software development revenues reflects:
•	from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to 2006 our customized software solution revenues in 2008 grew 147.1% from $13.5 million to $33.3 million. Customized software solutions revenues represented 59.8% of software development revenues for 2008 compared to 40.5% for the same period in 2006. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, the fastest growing area for us; solutions for the Insurance sector; and first time sales to Other Banks which at this time are mainly sold as a customized solution. In 2008, we began focusing on Other Banks and Insurance Clients and delivered them mainly a customized solution as we did not have standardized solutions available for these new customers. Pricing for our customized products was relatively stable during these periods.
In contrast, our standardized software solution revenues grew by 6.3%, from $17.5 million in 2006 to $18.6 million in 2008. Standardized software revenues in 2006 included $5.7 million in revenues deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues would have been $11.8 million in 2006 resulting in an increase of $6.8 million and a year-on-year growth rate of 57.6%. The increase in standardized software revenues from 2006 to 2008 reflects, in significant part, our introduction of new standardized software solutions including solutions which facilitated our client’s operation of ATMs, credit process management and facilitated our client’s internal workflow management. The growth rate of 57.6% was less than our customized solutions which grew 146.7% because most of the revenue from Insurance customers was customized and the majority of revenues from Other Banks was customized
Pricing for our standardized products was relatively stable and was not a factor for changes in revenue from 2006 to 2008.
In 2008, maintenance revenues of $3.8 million represented 6.8% of total software development revenues, and increased 63.1% from $2.3 million in 2006.
•	from a solutions perspective, primarily growth in demand for our business intelligence solutions which generated revenue of $15.5 million in 2008 an increase of 380.0% from $3.2 million in 2006. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products. Management-related solutions, as our clients sought to improve their internal systems grew 77.9% from $10.6 million in 2006 to $18.9 million in 2008.

•	from a client-type perspective, increased sales to Other Banks and Insurance clients. In 2006, our company made a strategic decision to diversify its customer base to reduce reliance on Big Four Banks. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. During 2008 our company acquired sixteen new Other Bank customers. Other Banks accounted for 32.1% of software development revenues in 2008, as compared to 17.0% in 2006. Revenue from Other Banks in 2008 was $17.8 million and grew 216.3% from 2006. Our company first began targeting the Insurance sector in the later part of 2006. During 2008 Insurance clients accounted for 9.8% of software development revenues, as compared to 1.2% in 2006. Revenue from Insurance clients in 2008 was $5.5 million and grew 1,250.1% from 2006. 2008 software development revenue from the Big Four Banks grew 4.7% from 2006 and was 49.7% of revenue compared to 79.4% in 2006. This was less than the overall growth rate of 67.3% because our company had made a strategic decision in 2006 to allocate solution delivery, research and development and sales resources to diversifying the customer base.
•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 51.7%, growing from $2.9 million in 2006 to $4.3 million in 2008. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 4,800 as of December 31, 2006 to 6,360 as of March 31, 2008.
•	Ancillary services segment. Revenues from our ancillary services segment decreased by 22.7%, from $4.6 million in 2006 to $3.6 million in 2008. This decline was primarily attributable to our ATM leasing business, which contributed $1.7 million in revenues in 2006, the assets of which were subsequently disposed of in September 2006. The decline in ATM leasing revenue was partially offset by higher revenue from our consulting services.
•	Exchange rate movements: The appreciation in the Renminbi in 2008 as compared to 2006 from an average Renminbi to US dollar exchange rate in 2006 of 7.93 to 7.46 in 2008 resulted in a 6.3% increase in revenues.
Gross Margin; Cost of Revenues. Our gross margins declined from 82.3% in 2006 to 60.3% for the same period in 2007. The decline in gross margin was primarily due to the factors explained below.
•	Software development services segment. Gross margins from the software development services segment were 86.5% in 2006 compared to 61.0% in 2008. The decline was primarily due to two factors: First, software development revenues in 2006 included $5.7 million in revenues from standardized software contracts deferred from previous periods with no corresponding costs. This resulted in an approximate 17.1 % increase in the gross margins for 2006.
Second, as a result of increase in demand for customized solutions in 2008 which accounted for 59.8% of our software development revenue in 2008 as compared to 40.5% in 2006. Customized solutions which typically involve more manpower in development and implementation have substantially lower gross margins than that of standardized software. In 2008, we hired a significant number of new personnel to meet demands for customized solutions. As of December 31, 2006, we had 267 software development engineers, compared to 913 as of March 31,2008. Also contributing to the lower gross margins was an increase in share-based compensation costs to $7.8 million in 2008 as compared to $839,000 in 2006. Our acquisition of FEnet, which primarily delivers primarily a customized solution, in October 2007 also resulted in lower gross margins in 2008 as compared to 2006.

•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment of 56.5% for 2006 were slightly higher than 52.7% in 2008 due to increases in costs which we did not pass on to our customers.
•	Ancillary services segment. Gross margins from our ancillary services segment of 72.6% for, 2006, were higher than the 2008 gross margin of 59.9% due to higher share-based compensation expenses in 2008 of $229,000 as compared to nil in 2006 as well as lower margins on consulting and system integration revenue.
Research and Development Expenses. Our research and development expenses increased by 111.1% from $1.8 million in 2006 to $3.8 million in 2008, as a result of additional headcount-related costs as we expanded our investment in research and development organically and through the acquisition of FEnet. At March 31, 2008 we had 164 research and development staff as compared to 62 at December 31, 2006. Additionally, the increase in 2008 research and development expenses as compared to 2006 includes an additional $1.3 million in share-based compensation expenses.
Sales and Marketing Expenses. Our sales and marketing expenses increased by 225.0% from $3.2 million in 2006 to 10.4 million in 2008, representing 7.3% and 15.6% of total revenues, respectively. The increase in sales and marketing as a percentage of total revenues was primarily due to an additional $4.2 million in share-based compensation expenses during 2008. Also contributing to the increase was hiring additional sales and marketing staff for our product sales team and solution center. At March 31,2008 we had 129 sales and marketing staff as compared to 64 at December 31,2006.
General and Administrative Expenses. Our general and administrative expenses increased by 8.9% from $18.0 million in 2006 to $19.6 million in 2008 representing 41.6% and 29.4% of total revenues, respectively. The increase was due to $2.6 million in additional share-based compensation expenses which increased from $11.4 million in 2006 to $14.0 million in 2008 partially offset by nonrecurring items incurred in 2006 including the write-off of $1.2 million in initial public offering expenses and a provision of $0.6 million for deposits which were considered uncollectible.
Other income (expenses). Our other income (expense) increased by $1.7 million to $1.4 million in other income in 2008 from ($274,000) in other expenses in 2006. The increase was due to additional interest income of $3.3 million on proceeds from the initial public offering and Series B investment which was partially offset by exchange losses of $1.6 million on United States denominated deposits which were held in China.
Income Tax Expenses. Our income tax expenses for 2008 was $3.5 million which resulted in an effective tax rate of 45.6%, compared to $3.8 million which resulted in an effective tax rate of 30.4% for 2006. The difference between the 2008 effective rate of 45.6% and the statutory rate of 15% was primarily due to the inclusion in the 2008 operating income of share-based compensation expenses which were not deductible for income tax purposes.
Loss from discontinued operations. Loss from discontinued operations of $1.3 million in 2008 and $263,000 in 2006 related to the disposal of LTI and our outsourcing business.
Net Income. As a result of the foregoing, we had net income of $2.9 million in 2008 as compared to $8.3 million in 2006.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
Total Revenues. Our total revenues increased by 21.7% from $6.4 million for the three months ended March 31, 2006 to $7.8 million for the same period in 2007 primarily due to the reasons below.
•	Software development services segment. Revenues from software development services segment increased by 29.1% from $4.5 million for the three months ended March 31, 2006 to $5.9 million for the same period in 2007. The increase in our software development revenues reflects:
•	from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to the three months ended March 31, 2006, our customized software solution revenues for the same period in 2007 grew 130.1% from $1.7 million to $3.9 million. Customized software solutions revenues represented 65.7% of revenues for the three months ended March 31, 2007 as compared to 36.9% for the same period of 2006. Growth in our customized software solution revenues was due to increased demand from our Big Four and Other Bank customers . Pricing for our customized products was relatively stable during these periods.
In contrast, our standardized software solution revenues declined by 46.4%, from $2.5 million for the three months ended March 31, 2006 to $1.4 million for the same period in 2007. Standardized software revenues for the three months ended March 31, 2007 included $938,000 in revenue deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues were flat at $1.6 million in the three months ended March 31, 2006 and 2007. Pricing for our standardized software solutions was relatively stable during these periods.
For the three months ended March 31, 2007, maintenance revenues of $0.7 million represented 11.2% of total software development revenues, representing an increase of 91.9% compared to the three months ended March 31, 2006. As the PCS expired for many customized solutions, more of our customers required stand-alone maintenance, which contributed to our revenue growth for the period.
•	from a solutions perspective, growth in demand for our management solutions, as our clients sought to improve their internal systems, and our business intelligence solutions, as our clients sought to improve their data mining and data analysis capabilities. Our revenues from management-related solutions and business-intelligence solutions for the three months ended March 31, 2007 increased by 83.8% and 90.3%, respectively, compared to the same period in 2006.
•	from a client-type perspective, from the three months ended March 31, 2006 to the same period in 2007, our software development revenues increased by $1.3 million primarily due to revenues from Big Four Banks increasing from $4.1 million to $5.2 million and revenue from Other Banks increasing from $0.3 million to $0.5 million.
•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 52.7%, growing from $0.6 million for the three months ended March 31, 2006 to $0.8 million for the same period in 2007. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 3,050 as of March 31, 2006 to 5,716 as of March 31, 2007.
•	Ancillary services segment. Revenues from our ancillary services segment decreased by 33.8%, from $1.2 million for the three months ended March 31, 2006 to $0.8 million for the same period in 2007. This decline was primarily attributable to our ATM leasing business, which contributed $0.5 million in revenues to the three months ended March 31, 2006, and was subsequently disposed of in September 2006.

Gross Margin; Cost of Revenues. Our gross margins declined from 84.2% for the three months ended March 31, 2006 to 67.6% for the same period in 2007. The decline in gross margin was primarily due to the factors explained below.
•	Software development services segment. Gross margins from the software development services segment were 90.5% for the three months ended March 31, 2006 compared to 67.6 % for the same period in 2007. The decline was primarily due to an increase from 36.9% in the three months ended March 31, 2006 to 65.7% in the same period of 2007 of contributions to total revenues from customized software solutions. As customized software requires more manpower in implementation, the gross margin on customized software is substantially lower than that of standardized software. As a result of anticipated increase in demand for customized solutions for 2007, which typically involves more manpower in development and implementation, we hired additional software development engineers in the three months ended March 31, 2007. As these new hires were in training for part of the period, they did not contribute substantially to revenues during the three months ended March 31, 2007. As of March 31, 2007, we had 402 software development engineers compared to 186 as of March 31, 2006 and we hired 135 software development engineers during the three months ended March 31, 2007, compared to six software development engineers for the same period in 2006.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment were 66.8% for the three months ended March 31, 2006, compared to 50.1% for the same period in 2007. The decline in gross margin from the three months ended March 31, 2006 to the same period of 2007 was primarily due to additional investment in our maintenance network during the period.
•	Ancillary services segment. Gross margins from our ancillary services segment were 69.3% for the three months ended March 31, 2006, compared to 82.3% for the same period in 2007. The increase in gross margin was primarily due to the disposal of the ATM leasing business with lower gross margins.
Research and Development Expenses. Our research and development expenses remained substantially the same for the three months ended March 31, 2006 and the same period in 2007.
Sales and Marketing Expenses. Our sales and marketing expenses decreased from $801,000 for the three months ended March 31, 2006 to $711,000 for same period in 2007, as a result of a $347,000 reduction in our allowance for doubtful accounts, partially offset by costs associated with increasing our sales and marketing headcount from 58 at March 31, 2006 to 76 at March 31, 2007.
General and Administrative Expenses. Our general and administrative expenses decreased from $9.8 million for the three months ended March 31, 2006 to $2.6 million for same period in 2007, $7.3 million of which was attributed to a decrease in stock compensation charges during the first three months of 2007 compared to the same period in 2006. The decline was partially offset by additional professional fees for the three-month 2007 audit and costs associated with increasing our general and administrative headcount from 93 at March 31, 2006 to 124 at March 31, 2007.
Income Tax Expenses. Our income tax expenses was $0.6 million for the three months ended March 31, 2007. We had a tax credit of $1.8 million for the three months ended March 31, 2006 due to recognition of deferred tax benefits in respect of losses for the period.
Loss from discontinued operations. We had a loss from discontinued operations of $239,000 million for the three months ended March 31, 2007, compared to $30,000 for the three months period ended on March 31, 2006.
Net Income. As a result of the foregoing, we had net loss of $4.1 million for the three months ended March 31, 2006, compared to a net income of $768,000 for the same period in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31,2005
Total Revenues. Our total revenues increased by 70.8% from $25.3 million in 2005 to $43.2 million in 2006 due to the reasons below.
•	Software development services segment. Revenues from software development services segment increased by 54.5% from $21.6 million in 2005 to $33.3 million in 2006. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million in revenues for standardized software contracts deferred from previous years. Revenues from 2005 would have been $4.0 million higher had we had VSOE or evidence our costs of providing PCS had been immaterial. The increase in our software development revenues reflects:
•	from a development methodology perspective, primarily an increase in our standardized software solution offerings. Our standardized software solution revenues grew by 217.8% from $5.5 million in 2005 to $17.5 million in 2006. Standardized software solutions revenue represented 25.5% and 52.5% of total software revenues in 2005 and 2006, respectively. Growth in our standardized software solution revenues reflected our ability to leverage our research and development and customized software development efforts to bring to market standardized software. Pricing for our standardized products was relatively stable and was not a factor for changes in revenue from 2005 to 2006. The increase from 2005 to 2006 benefits from $5.7 million in sales of Intelliflow products and VSOE-related deferrals new standardized software solutions that enable our clients to connect different brands of ATMs, provide information on foreign exchange transactions to their customers and monitor the operation of their ATMs.
In contrast, Our customized software revenue declined by 12.2% from $15.4 million in 2005 to $13.5 million in 2006. Pricing for our products was relatively stable and was not a factor for changes in revenue from 2005 to 2006. Like our standardized products, our client’s IT demand and needs are the primary driver for our customized revenues. The decline of 12.2% from 2005 to 2006 was due primarily to a reduction in Big Four Bank’s spending.
In 2006, maintenance revenue of $2.3 million represented 7.0% of total software development revenue with maintenance revenue growing by 227.8% from 2005 to 2006. As our customized solutions matured and the first year of PCS was completed, more of our customers required stand-alone maintenance, which contributed to our revenue growth in 2006. As our clients seek to replace our existing solutions, we expect the growth rate related to maintenance revenues to decrease.
•	from a solutions perspective, growth in demand for our management-related solutions, as our clients sought to improve their internal systems, channel related solutions and business intelligence solutions as they sought to improve data mining and data analysis capabilities. Our management-related solutions increased by 106.2% from $2.6 million in 2004 to $5.3 million in 2005 and by 99.4% to $10.6 million in 2006, driven, in part, by sales of the following management-related solutions: IntelliFlow (work-flow management), customer information and trade finance management, and risk management systems. Our channel solutions increased by 54.0% from $2.8 million in 2004 to $4.4 million in 2005 and by 83.4% to $8.0 million in 2006 primarily related to our ATM related solutions. Our business intelligence solutions increased by 130.6% from $0.6 million in 2004 to $1.5 million in 2005 and by 121.3% to $3.2 million in 2006.
•	from a client-type perspective, increased sales to our key clients and the development of new customers. From 2005 to 2006, our revenues increased due to in-period sales to Big Four Clients and Other Banks and clients. Of our total software development revenues, Big Four Clients accounted for an aggregate of $18.2 million in 2005 and $26.5 million in 2006. However, excluding $5.2 million in revenues deferred from prior periods to 2006 as a result of not having VSOE, in 2006 our revenue from Big 4 Clients increased by 17.0%. Our two main clients had spent heavily from 2004 to 2005, resulting in reduced requirements in 2006. Through our sales and marketing and solution development efforts and our ABS acquisitions, we were able to increase our sales to another main client and Other Banks in 2006. Also in 2006, for the first time, we sold some of our software solutions to insurance industry clients.

•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 163.6% from $1.1 million in 2005 to $2.9 million in 2006. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM under contract for maintenance from approximately 2,700 as of December 31, 2005 and to approximately 4,800 as of December 31, 2006.
•	Ancillary services segment. Revenues from our ancillary services segment increased from $2.6 million in 2005,and to $7.0 million in 2006. The increase of $4.4 million in revenue from 2005 to 2006 was attributable to a $2.3 million increase in revenue from our information technology consulting services, a $1.2 million increase in system integration revenues primarily due to our May 2006 acquisition of ABS and $0.9 million in ATM leasing revenues.
Gross Margin. Our gross margins decreased from 86.1% in 2005 to 82.3% in 2006. The decline was primarily due to (i) a decrease in the software development gross margin as explained below and (ii) the increase from 14.7% in 2005 to 22.9% in 2006, as a percentage of total revenues, of revenues from other services, which have a lower gross margin than software development revenues.
•	Software development segment. Gross margins from software development were 90.8% in 2005, compared to 86.5% in 2006. The decline in margin from 2005 to 2006 was primarily due to (i) $839,000 of share-based compensation expenses recorded in 2006 as compared to nil in 2005 and (ii) additional travel expenses as more of our delivery engineers in 2006, compared to 2005, were traveling to our clients’ premises to improve our service level.

•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment were 32.7% in 2005, compared to 56.5% in 2006. Gross margins increased by 56.5% in 2006 primarily due to an increase in the number of ATMs maintained, reducing our fixed costs per unit. We maintained approximately 2,700 ATMs at the end of 2005 as compared approximately 4,800 ATMs at the end 2006.

•	Ancillary services segment. Gross margins from our ancillary services segment were 69.2% in 2005, compared to 72.6% in 2006. Gross margins were relatively unchanged from 2005 to 2006.
Research and Development Expenses. Our research and development expenses increased from $1.1 million in 2005 to $1.8 million in 2006, as a result of additional headcount-related costs as we expanded our investment in research and development and added 23 engineers in 2006. Additionally, the increase in 2006 research and development expenses as compared to 2005 includes $0.1 million in share-based compensation expenses.
Sales and Marketing Expenses. Our sales and marketing expenses increased from $1.5 million in 2005 to $3.2 million in 2006, representing 5.7% and 7.3% of total revenues. These increases were primarily due to increased sales commissions as a result of growth in sales revenues. The increase in sales and marketing as a percentage of total revenues in 2006 as compared to 2005 was due primarily to $0.5 million in share-based compensation expenses.
General and Administrative Expenses. Our general and administrative expenses increased substantially from $4.0 million in 2005 to $18.0 million in 2006, representing 15.8% and 41.6% of total revenues for those two years. The $14.0 million increase from 2005 to 2006 resulted from $11.4 million in share-based compensation expenses, the write-off of $1.2 million in initial public offering expenses, a provision of $0.6 million for deposits which were considered uncollectible, $0.2 million in professional fees and $0.3 million in various other expenses.
Income Tax Expenses. Our effective income tax rate was 15% in 2005, compared to 30.4% in 2006. The higher effective income tax rate in 2006 was primarily due to the inclusion in net income of share-based compensation expenses that are not deductible for PRC income tax purposes. After excluding the non deductible share-based compensation expenses, the effective tax rate in 2006 would have been similar to the effective tax rate in 2005.
Loss from discontinued operations. We had a loss from discontinued operations of $263,000 in 2006, compared to nil in 2005.
Net Income. As a result of the foregoing, we had net income of $12.5 million in 2005 and $8.3 million in 2006.

Our Selected Quarterly Results of Operations
The following table sets forth consolidated selected quarterly results of operations for the nine fiscal quarters ended March 31. 2008. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	March	June	September	December	March	June	September	December	March
	31,	30,	30,	31,	31,	30,	30,	31,	31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008
	($ in thousands)
Consolidated Statement of Operations Data:

Revenues:
Software development (1)	4,545	7,554	10,608	10,605	5,869	8,240	18,249	15,567	13,673
Other services (2)	1,825	3,387	2,739	1,917	1,881	3,290	1,951	3,063	2,657

Total revenues	6,370	10,941	13,347	12,522	7,750	11,530	20,200	18,630	16,330
Less business taxes	(90)	(125)	(137)	(182)	(105)	(117)	(187)	(284)	(186)

Net revenues	6,280	10,816	13,210	12,340	7,645	11,413	20,013	18,346	16,144

Cost of revenues (3):
Software development	370	753	971	1,998	1,831	2,311	2,638	11,906	4,283
Other services	548	709	814	966	570	914	972	1,423	1,208

Total cost of revenues	918	1,462	1,785	2,964	2,401	3,225	3,610	13,329	5,491

Gross profit	5,362	9,354	11,425	9,376	5,244	8,188	16,403	5,017	10,653

Operating expenses:
Research and development	344	317	384	752	341	450	471	2,172	745
Sales and marketing	801	7	618	1,744	711	1,004	825	6,088	2,476
General and administrative	9,841	1,540	2,363	4,210	2,562	1,683	1,933	14,413	1,604

Total operating expenses	10,986	1,864	3,365	6,706	3,614	3,137	3,229	22,673	4,825

Income from operations	(5,624)	7,490	8,060	2,670	1,630	5,051	13,174	(17,656)	5,828

Other income (expenses):	(180)	(88)	(90)	84	(24)	140	(39)	1,544	(283)
Income tax expense	1,764	(2,250)	(2,423)	(842)	(599)	(194)	(1,991)	(415)	(939)
Loss from discontinued operations	(30)	(43)	(114)	(76)	(239)	(68)	(1,225)	—	—

Net income	(4,070)	5,109	5,433	1,836	768	4,929	9,919	(16,527)	4,606

(1)	Revenues from standardized software contracts deferred from previous periods due to a lack of VSOE or evidence that costs of PCS had been immaterial. Beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.

	March	June	September	December	March	June	September	December	March
	31,	30,	30,	31,	31,	30,	30,	31,	31,
	2006	2006	2006	2006	2007	2007	2007	2007	2008

(2) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1,006	4,543	—	—	—

(3) Includes share-based compensation related to:
Cost of revenues software development	1	2	3	833	3	3	3	7,545	281
Cost of revenues other services	—	—	—	—	—	—	—	164	65
General and administrative expenses	7,819	373	1,124	2,051	221	248	166	13,008	542
Sales and marketing expenses	4	12	12	502	11	11	11	4,437	253
Research and development expenses	—	—	—	147	—	—	—	1,392	59
Our revenues and related cost of revenues and margins and overall operating results will fluctuate from quarter to quarter. As a result of these fluctuations, revenues, cost of revenues and resulting margins and operating results for any quarter may not be indicative of results for future quarterly periods, it is difficult for us to project our operating results for any quarter and we believe it is more meaningful to evaluate our business on an annual basis. Contributing factors include our client’s annual procurement process and seasonality attributable to the Chinese New Year resulting in the quarters ended March 31 and June 30 generally being our lowest software development revenue quarters.
In addition to our success selling our software solutions and services to new and existing customers and the impact of introducing new solutions and services and related timing, the mix of our software development revenues between standardized software sales and customized software sales significantly impact quarterly operating results. Since the beginning of 2006, when we were able to establish that the cost of providing PCS was immaterial, we have been able to recognize as revenue the full value of our standardized software solutions upfront, provided the other conditions of revenue recognition are satisfied. For our customized solutions, requiring significant modification and customization, our cost of revenue is significantly higher than that for our standardized software solutions. For customized solutions, we generally incur these costs evenly during the project life and recognize revenue later in the project as we reach project milestones and complete projects. In anticipation of our increased reliance on customized contracts in the near-term, as we produce our next generation of standardized software solutions, we have begun to add significant new headcount resulting in reduced margins.

Liquidity and Capital Resources
Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

						Year
				Three Months Ended		Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2008
	($ in thousands)
Net cash provided by (used in) operating activities	3,572	21,751	20,301	1,143	(736)	34,384

Net cash used in investing activities	(5,405)	(8,465)	(6,644)	(1,991)	(7,023)	(10,562)

Net cash provided by (used in) financing activities	6,180	1,851	41,353	1,491	(4,195)	101,047

Effect of exchange rates differences	(2)	372	1,415	219	555	9,737

Net increase (decrease) in cash and cash equivalents	4,345	15,509	56,425	862	(11,399)	134,606

Cash and cash equivalents, beginning of period	5,040	9,385	24,894	24,894	81,319	69,920

Cash and cash equivalents, end of period	9,385	24,894	81,319	25,756	69,920	204,526
We have financed our business primarily through cash generated from our operations, sale of preferred shares and borrowings from commercial banks. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.
Operating Activities
Net cash provided by operating activities amounted to $34.4 million in fiscal 2008 and increased 69.5% from the year ended December 31,2006 which was inline with the overall increase in our revenues of 54.4%. Our operating cash flow in 2008 was primarily attributable to several factors, including (i) net income of $2.9 million, (ii) a $28.2 million share-based compensation charge, $1.6 million amortization of intangibles and $1.8 million depreciation charge, none of which affected our operating cash flows and (iii) various movements in working capital.
Net cash provided by operating activities amounted to $20.3 million in 2006. Our operating cash flow in 2006 was primarily attributable to several factors, including (i) net income of 8.3 million, (ii) a $12.9 million share-based compensation charge that did not affect our operating cash flows and (iii) a $4.1 million increase in accrued and other current liabilities, offset by a $7.5 million increase in accounts receivable, primarily due to increases in sales in 2006 compared to the same period in 2005, a $4 million increase in our system integration receivables from the acquisition of ABS and slightly slower payments from our customers, a $3.3 million decrease in accounts payables and a $3.3 million increase in deferred revenue.
Net cash provided by operating activities amounted to $21.8 million in 2005. Our operating cash flow in 2005 was primarily attributable to several factors, including (i) net income of $12.5 million, (ii) a $3.3 million increase in accrued and other current liabilities, and (iii) a $2.4 million decrease in other current assets.
Investing Activities
Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment and purchases and disposals of investments. Net cash used in investing activities amounted to $10.6 million in fiscal 2008 as compared to $6.6 million during the year ended December 31,2006. Net cash used in investing activities of $10.6 million was primarily due to $4.6 million for fixed asset acquisitions including $3.6 million for our new office building in Xiamen, $3.8 million used for acquisitions, and an additional $3.3 million in restricted cash to be used for paying income tax . Net cash used in investing activities was $6.6 million in 2006, primarily due to $5.8 million used in our various 2006 acquisitions and a $1.3 million investment in Longtop International, offset by $5.5 million in proceeds from the sale of our ATM leasing assets. Net cash used in investing activities was $8.5 million in 2005, primarily due to our purchases of ATMs to be used in our leasing operation and other fixed assets.

Financing Activities
Our financing activities primarily consist of capital contributions, sale of our ordinary and preferred shares, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $101.0 million in the year ended March 31, 2008, primarily due to proceeds of $146.5 million from our initial public offering, offset by a $36.1 million dividend and net repayments of short-term borrowings amounting to $9.4 million. Net cash provided by financing activities was $41.4 million in 2006, primarily due to the $47.9 million in proceeds from the issuance of our preferred shares, offset by $6.7 million used to repurchase ordinary shares from Bloomwell, an entity controlled by our chairman. The share purchase from Bloomwell was effected in conjunction with, and funded through the purchase of preferred shares by new investors in our company. These ordinary shares were cancelled. Net cash provided by financing activities was $1.9 million in 2005, primarily due to $1.1 million in proceeds from short-term loans and receipt of $1.8 million in capital contributions offset by $0.9 million in dividends paid.
Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2008:

	Payment Due by Period
					More
		Less than	1-3	3-5	than
	Total	1 year	years	years	5 years
	($ in thousands)

Capital lease obligations	796	549	247	—	—

Operating lease obligations	3,462	1,128	1,148	530	656

Investment obligations	11,125	11,125

Total	15,383	12,802	1,395	530	656
•	Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices
•	As of March 31, 2008, our FIN 48 liability, including interest and penalty, was $445,000. We are unable to reasonably estimate the timing of the effective settlement of this tax position.
Our investment obligations include our contingent obligation to pay (i) up to $2.4 million in cash in connection with our acquisition of FEnet, which $2.4 million was paid by us in May 2008 as FEnet achieved certain financial milestones for the period from June 1, 2007 to December 31, 2007, and (ii) a series of contracts entered into in January 2008 for the purchase of a new office building with a total purchase price of $12.4 million, of which $8.7 million in cash was unpaid as of March 31, 2008, which $8.7 million was paid by us in full in June 2008.
Off-Balance Sheet Commitments and Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
Holding Company Structure
We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. Management is currently evaluating the impact, if any, of this statement on the consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 defers the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. Our company is evaluating the impact of adopting the provisions of FSP 157-2
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Our company does not anticipate that the adoption of this statement will have a material effect on our company’s financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “ Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closer prior to the effective date of SFAS 141R would apply the provision of SFAS 141R. A company may not apply SFAS 141(R) before that date. Management is currently assessing the impact of SFAS 141(R) on our company’s consolidated financial position and results of operations.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of ARB 51. SFAS 160 requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires that when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently assessing the impact of SFAS 160 on our company’s consolidated financial position and results of operations.
On March 19, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133,” or Statement 161. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No 133, “Accounting for Derivative Instruments and Hedging Activities.” and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:
•	Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
•	Disclosure of information about credit-risk-related contingent features; and
•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.
In April, 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). In determining the useful life of acquired intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may impact any intangible assets our company acquires.
Item 5E: Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Ka Hiu Kung (Xiaogong Jia)	58	Chairman of the board of directors
Lin Wai Chau (Weizhou Lian)	42	Director and chief executive officer
Xiaohong Chen	37	Director
Paul Wolansky	51	Director
Thomas Gurnee	56	Independent director
Zuyun Xue	44	Independent director*
Chen Yinhua	44	Director
Derek Palaschuk	44	Chief financial officer

Senior Management	Age	Position/Title

Wei Zhao	42	Vice-president of investment
Shousheng Ye	44	Vice-president of research & development Zuoji
Zuoji Tang	52	Vice-president of financial software delivery Shu
Shu Li	47	Vice-president of financial software delivery
Dong Wei	39	Vice-president of solution center
Wei Wu	43	Vice-president of financial sales
Changqi Lu	42	Vice-president of Worldwide IT solutions and services operation
Hong Zhang	41	Vice-president of product sales
Haiping Jiang	42	Vice-president of non-financial sales
Directors
Mr. Ka Hiu Kung is one of our founders and has served as the chairman of our board of directors since our inception in June 1996. Mr. Ka has over 29 years of experience in China’s IT industry. He is currently a standing director of the China Business Council, director of Fujian Computer Society, vice- president of Xiamen Computer Society and standing vice chairman of Xiamen Software Industry Society. Prior to founding our company in 1996, Mr. Ka has served various positions including deputy head engineer, vice general manager and general manager of Xiamen Longtop Electronic Computer Company. From 1980 to 1984, Mr. Ka was the technical section chief of Fujian Provincial Computer Research Institute. Mr. Ka received his bachelor’s degree in industrial automation from Fuzhou University in China.
Mr. Wai Chau Lin is one of our founders and has served as a director and our chief executive officer since our inception in June 1996. He has over 20 years of experience in China’s IT industry. Prior to founding our company, Mr. Lian held various positions, including technology department manager, sales department manager, vice general manager and general manager, of Xiamen Xindeco Computer Company from 1985 to 1996. Mr. Lian has won various industry awards, including Fujian Outstanding Young Entrepreneur award, Xiamen Outstanding Young Entrepreneur Award and Fujian Software Talent Award. He served as the vice-president of Xiamen Youth Chamber of Commerce and currently serves as a representative of People’s Congress for the Siming District, Xiamen. Mr. Lian had been a visiting professor at the Software School of Xiamen University. Mr. Lian received his bachelor’s degree in computer science from Fudan University.
Ms. Xiaohong Chen has served as a director since June 2006. Ms. Chen is currently a managing director at Tiger Global Investment Consulting (Beijing) Co., Ltd. or Tiger Consulting. Prior to joining Tiger Consulting, Ms. Chen served as vice president of business development at Joyo.com Limited from February 2004 to September 2004. From July 1994 to February 2004, Ms. Chen was at Veronis Suhler Stevenson, lastly as managing director. Ms. Chen received her bachelor’s degree in history from Peking University and master’s degree from Rutgers University. Ms. Chen was elected to our board of directors by the holders of a majority of our outstanding preferred shares pursuant to the amended and restated investors’ rights agreement dated December 19, 2006.

Mr. Paul Wolansky has served as a director since June 2007. Mr. Wolansky is one of the founders of The Cathay Investment Fund, Ltd., Cathay Capital Holdings, L.P. and Cathay Capital Holdings II, L.P. He is currently the chief executive officer of New China Capital Management, LLC, the investment manager of Cathay Capital Holdings, L.P. and Cathay Holdings II, L.P. Mr. Wolansky also serves, or has served, as a director of various companies, including China Resources Land Ltd., China Yuchai International Ltd. and Wuxi Little Swan Ltd. Mr. Wolansky received a Bachelor of Arts degree from Amherst College and a JD degree from the Harvard Law School. Mr. Wolansky was nominated to our board of directors by Cathay ITfinancial, which is granted this nomination right under the second supplement to the subscription and shareholders agreement dated December 19, 2006.
Mr. Thomas Gurnee has served as an independent director and chairman of our audit committee since January 2007. Since 2004, Mr. Gurnee has served on the audit and the compensation committees of eLong Inc. Mr. Gurnee has been the chief financial officer of GEM Services Inc. since 2006. Mr. Gurnee was the president of Globitech Inc. from 2001 to 2005. From January 2000 until December 2000, he served as the chief financial officer of Sohu.com, and served on Sohu.com’s board of directors and the audit committee until 2005. Prior to joining Sohu.com, Mr. Gurnee held several senior positions with Chartered Semiconductor Manufacturing Ltd., including president (North America), chief operating officer (Singapore) and chief financial officer (Singapore). Mr. Gurnee also spent thirteen years with Schlumberger Ltd. in various senior finance positions. Mr. Gurnee received a Bachelor of Arts degree from Stanford University and an MBA degree from Santa Clara University.
Mr. Zuyun Xue has served as an independent director and member of our audit committee, since October 2007. Mr. Xue was an independent director of CNOOC Chemical Ltd. from 2002 to 2004, and has been an independent director of Maoming Petro-Chemical ShiHua Co., Ltd. and Zhejiang WHWH Industry Co., Ltd. since 2004 and 2007, respectively. Mr. Xue has been a professor of accounting department of Xiamen University of China since 2001. Prior to becoming a professor, Mr. Xue had worked as an auditing manager in Xiamen Tianjian Certified Public Accountants Firm, financial director of CYDF Investment Development Center and China Fortune Security Brokerage Co., Ltd., and president of Golden Palm Travel Investment Co., Ltd. Mr. Xue received his doctoral degree in management (accounting) and master degree in accounting from Xiamen University.
Ms. Chen Yinhua has served as a director and as the Director of our Business Division since November 1996. Ms. Chen has more than 20 years of experience in project review and evaluation and overseas purchasing of equipment in the IT industry. Prior to joining Longtop, Ms. Chen worked with Xiamen Southeast Computer and served as its software development engineer, Deputy Director of Technology Division, Deputy Director of R&D Division and Executive Assistant. Prior to Xiamen Southeast Computer, Ms. Chen was a teaching staff and researcher at the Department of Computer Science of Fuzhou University. Ms. Chen holds her bachelor’s degree in computer science from Fuzhou University.
Additional Executive Officer
Mr. Derek Palaschuk has been our chief financial officer since September 2006. Mr. Palaschuk was previously the chief financial officer of eLong Inc., a China-based Nasdaq-listed company, from April 2004 until July 2006. Prior to this, Mr. Palaschuk worked with Sohu.com, a China-based Nasdaq- listed company, from July 2000 to March 2004 in various financial positions including chief financial officer. Mr. Palaschuk also worked as an audit manager with PricewaterhouseCoopers in Hong Kong and Beijing. Mr. Palaschuk holds a Bachelor of Commerce degree in accounting from the University of Saskatchewan, and an LLB from the University of British Columbia in Canada. He is also a Canadian Chartered Accountant.

Other Senior Management
Mr. Wei Zhao joined us in October 2005 as our vice-president of investment. He has 16 years of experience in the IT industry, and had served in various management positions, including chief executive officer of Wholewise, president of Jinke and vice general manager of TCL Computer. Mr. Zhao holds a master degree in the software specialty of Peking University’s Computer Science Department.
Mr. Shousheng Ye joined us in 2001 and has served as our vice-president of research & development since June 2002. During his 20 years of experience in the IT industry, Mr. Ye had worked as the director of Octasoft’s Development Center in Shanghai and vice general manager of Top (Xiamen) Computer System Co., Ltd.. Mr. Ye received his master’s degree in IT and Communication from Tsinghua University.
Mr. Zuoji Tang joined us in 2003 and has served as our vice-president of financial software delivery since May 2004. Mr. Tang has 22 years of experience in the IT industry. He had served in Nantian Software as a vice general manager of its financial software department and in Olivetti as the head of its IT support department in Beijing. Mr. Tang graduated from Peking University majoring in software engineering and an MBA from Guanghua School of Management of the same university.
Mr. Shu Li joined us as our vice-president of financial software delivery in October 2006. He has 25 years of experience in the IT industry, and had served as the chairman of Yunnan Templer Technology Company, general manager of Beijing Newsky, chairman of Wholewise. He obtained his bachelor’s degree in applied mathematics from Kunming University of Science and Technology.
Mr. Dong Wei joined us in 2006 and has served as our vice-president of solution center since August 2007. He has 16 years of experience in the IT industry, and had served as the general manager of ABS, executive deputy general manager of CS&S Intelligent Technology and vice- president of Beijing Hi Sun Technology. He received his bachelor’s degree in economic information management from Renmin University of China.
Mr. Wei Wu joined us as our vice-president of financial sales in February 2001. He has 22 years of experience in the IT industry, and had been the vice general manager of Topsoft, head of the IT department and vice general manager of the international business department of Agricultural Bank of China (Xiamen branch). He received his bachelor’s degree in mathematics from Ocean University of Qingdao.
Mr. Hong Zhang joined us as our vice-president of product sales in July 2007. He has 19 years of experience in the IT industry, and had worked as the general manager of NetIQ in China, FSI sales director of SAS China and chief executive officer of Donsoft China and service director of Olivetti China. Mr. Zhang holds a bachelor’s degree in scientific computation and application software from Peking University and a master degree in science from University of British Columbia in Vancouver, Canada.
Mr. Haiping Jiang joined us in 2002 and has served as our vice-president of non-financial sales since August 2003. He has 19 years of experience in the IT industry, and had worked as the general manager of Xiamen Kesaite and the vice general sales manager of Xiamen Stone. He received his bachelor’s degree in engineering from East China Normal University.
Mr. Changqi Lu joined us as our vice president of worldwide IT solutions and services operations in February, 2006. Mr. Lu has 15 years of experience in IT sales and marketing. Prior to joining Longtop, Mr. Lu served as the General Manager of S1 Greater China since 2002 Prior to joining S1 Greater China, Mr. Lu was the co-founder and General Director of Shanghai Infosafe Information Technology Co.,Ltd.. Mr Lu has also worked as a consultant to the Shanghai Municipal Government in IT and public relations and served as a sales and marketing manager for each of Matra and HP’s China for 2 years. Mr. Lu received a master’s degree in Applied Mechanics from Fudan University of Shanghai, China in 1991.
Board of Directors
Our board of directors currently consists of seven directors. Prior to October 19, 2007, our board of directors consisted of six directors. Yaoqing Chen resigned from the board on October 19, 2007, and currently is serving as a consultant to our company. Zuyun Xue became a director on October 23, 2007 to fill the vacancy resulting from Mr. Chen’s resignation. Effective November 16, 2007, our board increased the size of the board to seven and elected Chenguo Wang to the board to fill the vacancy resulting from the increase in size. Mr. Wang passed away in early 2008, and on April 30, 2008 the board elected Yinhua Chen as a director to fill the vacancy caused by Mr. Wang’s death.

Under our post-offering articles of association, our directors are elected for staggered terms, pursuant to which, at each annual general meeting, one-third of our directors will retire from office by rotation provided that every director will retire at an annual general meeting at least once every three years.
A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We have adopted a charter for each of the committees, which became effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 on October 23, 2007.
Audit Committee. Our audit committee consists of Messrs. Thomas Gurnee and Zuyun Xueand Ms. Xiaohong Chen. Messrs. Thomas Gurnee and Zuyun Xue and Ms. Xiaohong Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Messrs. Thomas Gurnee and Zuyun Xue meet the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Gurnee will be the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:
•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and
•	meeting separately and periodically with management and the independent auditors.
Compensation Committee. Our compensation committee will consist of Ms. Xiaohong Chen. Ms. Xiaohong Chen satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Ms. Xiaohong Chen will be the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;
•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;
•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and
•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than $25,000.
Duties of Directors
Under Cayman Islands law, our directors have a duty to act honestly in good faith with a view to the best interests of our company. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages on behalf of our company if a duty owed by our directors is breached. Our directors must act in compliance with our memorandum and articles of association.
Limitation on Liability and Other Indemnification Matters
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The articles of association of our company provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any willful neglect or intentional malfeasance which may be attached to such person.
Terms of Directors and Officers
Under our first amended and restated articles of association, among other provisions: (1) each director shall retire at an annual general meeting at least once every three years; (2) our shareholders or directors may by ordinary resolutions elect directors to fill vacancies or as additions to the board; and (3) our shareholders may by special resolutions remove a director even before the expiration of his or her term, and any vacancy created by such removal may be filled by the election or appointment by ordinary resolution of our shareholders at the meeting at which such director is removed, or by a simple majority vote of the remaining directors present and voting at a board meeting.
Employment Agreements
We have entered into employment agreements with our chief executive officer and chief financial officer and Longtop System has entered into an employment agreement with each of our other executive officers. Under these agreements, each of our executive officers is employed generally for a term of four to five years. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. In such case, the officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination other than accrued salary and vacation through the date of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law.

We may also terminate our employment agreement with our chief executive officer and chief financial officer without cause upon thirty-days’ advance written notice. In such case of termination by us and also in a case where our chief executive officer or chief financial officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to his annual base compensation, which is to be payable in 12 equal installments, provided that the executive officer complies with the ‘employee non-competition, non-solicitation, confidential information and work product agreement’ during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.
Under the employment agreements with Longtop System, while any party may terminate the agreement without cause, any party initiating the termination will need to pay the other party the equivalent of three times the average monthly salary for the remaining months in the contract term.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.
Under our employment agreements with our chief executive officer and chief financial officer, each executive officer has agreed to be bound by (i) non-competition restrictions during his employment and for 12 months after the termination of his employment, and (ii) non-solicitation restrictions during the term of his employment and for two years following the last date of employment. Our employment agreements with our other executive officer do not confirm similar provisions.
Compensation of Directors and Executive Officers
For the fiscal year ended March 31. 2008, we paid an aggregate of approximately $881,348 in cash to our senior executive officers, and we paid an aggregate of approximately $13,351 in cash compensation to our non-executive directors as compensation.
We did not grant any restricted share units or stock options to our directors and executive officers during the fiscal year ended March 31, 2008.
Share Ownership
2005 Long Term Incentive Plan
On November 28, 2005, we adopted our 2005 Long Term Incentive Plan, or the 2005 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2005 plan was effective starting from July 1, 2005. The maximum aggregate number of shares that may be issued pursuant to all awards is 8,550,000 shares.
Historical Issuance of Restricted Share Units, or RSUs, and Grant of Interests in Our Shares Held by Well Active
Pursuant to the 2005 plan, we had granted a total of 5,003,250 RSUs from November 2005 to May 2006 to our employees and directors. These RSUs could only be sold when our stock became publicly tradable in an initial public offering. All of these RSUs have been cancelled or forfeited.

In February 2006, with our approval, Bloomwell, a company controlled by Mr. Ka Hiu Kung, the chairman of our board of directors, transferred 6,000,000 of its ordinary shares to Well Active International Limited, or Well Active, a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to our employees and consultants. Well Active is owned by three of our employees, who act as nominee shareholders of these 6,000,000 ordinary shares at the direction of Bloomwell. In November 2006, with the agreement of the various holders of the RSUs, we cancelled 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by us. At the same time, Well Active granted interests, or share interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of our company held by Well Active with immediate vesting and without sale restrictions to the holders of the RSUs, or interest holders, whose RSUs had been cancelled. The cancellation of the RSUs simultaneous with the share interest grants by Well Active was effected to replace the RSU compensation plan with the Well Active incentive compensation plan.
Under the relevant purchase agreements entered into between Well Active and the interest holders, the interest holders have purchased the right to receive our ordinary shares currently held by Well Active. Subject to other terms of the purchase agreements, upon the interest holders’ written notice, Well Active will cause the number of ordinary shares specified in the notice to be sold, transferred or otherwise disposed of in accordance with the interest holders’ instructions and will cause the proceeds of such sale, transfer or disposal to be paid directly to the interest holders. As consideration for the above right, Well Active received from each interest holder a promissory note of $4.83 per ordinary share, which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the company to our employees. Well Active received a promissory note as consideration for the 60,000 ordinary shares.
In connection with our initial public offering Well Active was instructed by certain holders to sell in such offering 1,125,000 ADS in the aggregate. Effective upon consummation of our initial public offering, Well Active cancelled all the purchase related promissory notes and accrued interest for 4,790,550 shares which resulted in share-based compensation expense of $24.8 million during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related promissory notes and accrued interest. No amounts under promissory notes were due by employees to Well Active as of March 31, 2008.
Issuance of Stock Options and Restricted Share Units
As of March 31, 2008, we had reserved 8,550,000 ordinary shares for issuance of stock options and restricted share units, and options to purchase 4,372,740 ordinary shares and 636,650 restricted share units had been granted to our various employees, directors and consultants.
The following table summarizes, as of March 31, 2008, the stock options and the share interests granted under our 2005 plan to several of our directors, executive officers and other senior management.

		Number of
	Ordinary Shares	Ordinary Shares
	Underlying Options/	Underlying
	Share Interests	Options/Share	Exercise Price	Date of	Date of
Name	Granted	Interests Granted	($/Share)	Grant	Expiration

Weizhou Lian	Options	*	6.43	March 28, 2007	March 28, 2012
Thomas Gurnee	Options	*	6.43	January 17, 2007	January 17, 2012
Derek Palaschuk	Options	*	3.68	September 11, 2006	September 11, 2011
Wei Zhao	Options	*	2.33	November 30, 2005	November 30, 2010
	Options	*	6.43	March 17, 2007	March 17, 2012
	Share Interests	*	4.83	November 6, 2006	Nil

		Number of
	Ordinary Shares	Ordinary Shares
	Underlying Options/	Underlying
	Share Interests	Options/Share	Exercise Price	Date of	Date of
Name	Granted	Interests Granted	($/Share)	Grant	Expiration

Shousheng Ye	Options	*	2.33	November 30, 2005	November 30, 2010
	Share Interests	*	4.83	November 6, 2006	Nil
Zuoji Tang	Options	*	2.33	November 30, 2005	November 30, 2010
	Share Interests	*	4.83	November 6, 2006	Nil
Shu Li	Options	*	6.43	March 17, 2007	March 17, 2012
	Options	*	4.00	March 17, 2007	March 17, 2012
	Share Interests	*	4.83	November 6, 2006	Nil
Dong Wei	Options	*	6.43	March 17, 2007	March 17, 2012
Wei Wu	Options	*	2.33	November 30, 2005	November 30, 2010
	Share Interests	*	4.83	November 6, 2006	Nil
Haiping Jiang	Options	*	2.33	November 30, 2005	November 30, 2010
		*	6.43	March 17, 2007	March 17, 2012
	Share Interests	*	4.30	November 6, 2006	Nil
Hong Zhang	Options	*	6.43	September 12, 2007	September 12, 2012
	Share Interests	*	17.50	September 12, 2007	September 12, 2012
Shu Li	Options	*	6.43	September 12, 2007	September 12, 2012
	Share Interests	*	17.50	September 12, 2007	September 12, 2012

*	Less than 1% of our total outstanding voting securities.

†	The table does not include share interests granted to Yaoqing Chen, who served as a director from December 19, 2006 to October 19, 2007, at the exercise price of $4.83 on November 6, 2006.
The following paragraphs describe the principal terms of the 2005 plan.

Types of Awards.	We may grant the following types of awards under our 2005 plan:
•	options to purchase our ordinary shares;
•	restricted share units, which (1) may not be transferred until the end of the applicable period of restriction established by the committee under the plan and specified in the award agreement or (2) may be subject to such other conditions and/or restrictions as shall be imposed by the committee under the plan; or
•	any other instruments as deemed appropriate by the committee under the plan.
Plan Administration. The 2005 plan is to be administered by the compensation committee of the board or a subcommittee thereof, or any other committee designated by our board of directors to administer the plan. This committee is to have full exclusive discretionary power to interpret the terms and the intent of the plan and any award document or other agreement or document ancillary to or in connection with the plan, and to select award recipients and establish all award terms and conditions.

Award Document. Awards granted under our 2005 plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards. Each option grant under the 2005 plan is to be evidenced by a document that specifies the exercise price, the maximum duration of the option, the number of shares to which the option pertains, the conditions upon which an option will become vested and exercisable and such other provisions as the committee may determine that are not inconsistent with the terms of the plan.
Eligibility. We may grant awards to our employees, directors and service providers.
Acceleration of Awards upon Change in Control of our company. Upon change in control of the company, including amalgamations, mergers or consolidations, liquidations or dissolutions, sales, transfers or other dispositions of all or substantially all of the company’s assets, reverse mergers or acquisitions, all then-outstanding options shall become fully vested and exercisable, and all other then- outstanding awards that vest on the basis of continuous service shall vest in full and be free of restrictions, except to the extent that another award is provided to the participant to replace such award. The treatment of any other awards shall be as determined by the committee in connection with the grant thereof, as reflected in the applicable award agreement.
Exercise Price and Term of Awards. The committee shall determine the exercise price for each option which shall be stated in the award document. Each option shall expire at such time as the committee shall determine at the time of its grant, provided that no option shall be exercisable after the fifth anniversary date of its grant.
Vesting Schedule. The options under the 2005 plan shall be exercisable at such times and be subject to such terms and conditions as the committee shall in each instance approve, which terms and conditions need not be the same for each grant or for each participant.
Employees
The following table sets forth the number of our employees and contractors categorized by function as of the dates indicated:

	March 31,		March 31,	December 31,	December 31,
	2008		2007	2006	2005

Software development	913		402	267	182.5
Revenue other services	253		125	117	73
Research and Development	164		63	62	39
Sales and Marketing	129		76	64	61
General and Administration	200		124	113	72.5

Total	1659	*	790	622	428

*	This number includes 1,496 contracted employees provided by Xiamen Longtop Human Resource Services Co., Ltd, an unrelated party, pursuant to a human resource service agreement with us. Under this agreement, we have agreed to pay a monthly service fee to Xiamen Longtop Human Resource Services Co., Ltd to cover the cost of those contracted employees as well as operational expenses. We consider these 1,496 persons to be employees.

We invest significant resources in the training and development of our employees. We leverage the resources of our research and development center, our research labs and our project management department to ensure that each employee maintains a current skill-set through continuous training on topics ranging from our technologies, solutions and services, our clients, our market and the financial services industry.
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2008 by (i) each of our directors and executive officers and (ii) each person known to us to own beneficially more than 5.0% of our ordinary shares:
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of Ordinary
	Shares Beneficially	Percentage of Shares
Principal Shareholders	Owned	Beneficially Owned
Directors and Executive Officers
Hiu Kung Ka(1)	13,890,000	27.63%
Wai Chau Lin(2)	4,500,000	8.95%
Derek Palaschuk(3)	527,499	1.05%
Paul Wolansky(4)	6,642,857	13.21%
Thomas Gurnee	—	—
Xiaohong Chen	—	—
Zuyun Xue	—	—
Yinhua Chen	—	—
Wei Zhao(5)	*	*
Shousheng Ye(6)	*	*
Zuoji Tang(7)	*	*
Shu Li(8)	*	*
Dong Wei	—	—
Wei Wu(9)	*	*
Hong Zhang	—	—
Haiping Jiang(10)	—	—
Changqi Lu (11)	—	—

Principal Shareholders:
Bloomwell International Limited (12)	13,890,000	27.63%
Concentra Holdings Limited (13)	4,500,000	8.95%
Cathay ITfinancial Services Ltd. (14)	6,642,857	13.21%
Tiger Global Private Investment Partners III, L.P. (15)	6,042,000	12.0%
Tiger Global Private Investment Partners IV, L.P. (16)	3,756,165	7.5%
Well Active International Limited (17)	4,200,000	8.35%

*	Less than 1%.

(1)	The 13,890,000 ordinary shares beneficially owned by Mr. Ka, includes 9,690,000 ordinary shares held by Bloomwell International Limited, or Bloomwell, a British Virgin Islands company wholly-owned by Mr. Ka, and 4,200,000 ordinary shares held as of record by Well Active International Limited, or Well Active, for certain employees of our company. Well Active is owned by Yingling Li, Weijie Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell. See also notes (13) and (18) to this table below. The 13,890,000 ordinary shares beneficially owned by Bloomwell includes 9,690,000 ordinary shares held by Bloomwell and 4,200,000 ordinary shares held by Well Active. Mr. Ka disclaims beneficial ownership of these 9,690,000 ordinary shares, except to the extent of his pecuniary interest in 9,690,000 of these ordinary shares. The business address of Mr. Ka is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(2)	Includes 4,500,000 ordinary shares held by Concentra Holdings Limited, a British Virgin Islands company wholly-owned by Mr. Lian. The business address of Mr. Lian is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(3)	Includes 300,000 ordinary shares held by Mr. Palaschuk and 129,999 ordinary shares held by Capital Dragon Agents Limited (“Capital Dragon”), a company beneficially owned by Mr. Palaschuk and 97,500 ordinary shares issuable upon exercise of options held by Capital Dragon within 60 days after May 31, 2008 . The business address of Mr. Palaschuk is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(4)	Includes ordinary shares held by Mr. Wolansky as a 0.7814% limited partner of Cathay Capital Holdings, L.P., which represents 51,907 ordinary shares of our company. Also includes 6,642,857 ordinary shares of our company held by Cathay ITfinancial. Cathay ITfinancial is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (a) 45%-owned by three trusts all of which are controlled by Mr. Wolansky but whose beneficiaries do not include Mr. Wolansky, and (b) 45%-owned by a limited liability partnership controlled by Mr. S. Donald Sussman, an individual who is otherwise unrelated to the company or Mr. Wolansky. Messrs. Sussman and Wolansky have the power to direct the management and policies of, and accordingly have a controlling interest in, Cathay Master GP, Ltd. Thus, Mr. Wolansky indirectly has the power to direct the voting or the disposition of, and is deemed the beneficial owner of, these 6,642,857 ordinary shares held by Cathay ITfinancial. Mr. Wolansky disclaims the beneficial ownership of these 6,642,857 ordinary shares except to the extent of his pecuniary interest in 51,907 of these ordinary shares. The business address of Mr. Wolansky is c/o New China Management Corp, One Dock Street, Stamford CT 06902, U.S.A.

(5)	The business address of Mr. Zhao is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(6)	The business address of Mr. Ye is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(7)	The business address of Mr. Tang is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(8)	The business address of Mr. Li is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(9)	The business address of Mr. Wu is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(10)	The business address of Mr. Jiang is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(11)	The business address of Mr. LU is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(12)	Bloomwell International Limited, a British Virgin Islands company, is wholly-owned by Hiu Kung Ka. The registered address of Bloomwell International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(13)	Concentra Holdings Limited, a British Virgin Islands company, is wholly-owned by Wai Chau Lin. The registered address of Concentra Holdings Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(14)	Includes 6,642,857 ordinary shares of our company held by Cathay ITfinancial, a British Virgin Islands company. Cathay ITfinancial is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (1) 45%-owned by three trusts all of which are controlled by Mr. Wolansky but whose beneficiaries do not include Mr. Wolansky, and (2) 45%-owned by a limited liability partnership controlled by Mr. S. Donald Sussman, an individual who is otherwise unrelated to the company or Mr. Wolansky. Messrs. Sussman and Wolansky have the power to direct the management and policies of, and accordingly have a controlling interest in, Cathay Master GP, Ltd. Cathay ITfinancial’s registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

(15)	Includes 6,042,000 ordinary shares held by Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance III, L.P., which is managed by Tiger Global PIP Management III, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.

(16)	Includes 3,756,165 ordinary shares held by Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance IV, L.P., which is managed by Tiger Global PIP Management IV, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners IV, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.

(17)	Well Active International Limited, a British Virgin Islands company, holds ordinary shares for certain employees of our company. Well Active is owned by Yingling Li, Weijie Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell International Limited, a company wholly-owned by Mr. Hiu Kung Ka. See also note (1) to this table above. The registered address of Well Active International Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

One of our shareholders, Cathay ITfinancial Services Ltd., has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Related Party Transactions.
Cancellation of Well Active Promissory Notes.
In February 2006, with the approval of our company, Bloomwell International Limited (“Bloomwell”), a company controlled by Ka Hiu Kung, our company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of our company’s employees who act as nominee shareholders at the direction of Mr. Ka. In November 2006, our company cancelled, with the agreement of the various holders, 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by our company. At the same time, Well Active granted to the holders of the RSUs (“Beneficiaries”) whose RSUs had been cancelled interests in 4,890,750 ordinary shares of our company, at a cost to the recipient of $4.83 per ordinary share, with immediate vesting and without resale restrictions and granted interests in 30,000 shares without any cost to the recipient. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) in the amount of $4.83 per ordinary share, with interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted to employees of our company interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of our company. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, during the year ended December 31, 2006, our company recorded $2,904 in compensation expense, as Bloomwell was considered a significant shareholder of our company. In October 2007, Well Active cancelled Promissory Notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24,811 during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2008.
The LTI Spin-Off and Related Arrangements
In February 2006, Longtop International Holdings Limited, or LTI, was set up by our subsidiary Longtop BVI and three other shareholders, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald, or collectively the LTI US Founders. In January 2007, the LTI US Founders sold all their LTI shares to Longtop BVI. In March 2007, LTI acquired Minecode LLC, or Minecode, from all of the former Minecode members, or Former Minecode Members. In July 2007, pursuant to a distribution agreement with our shareholders, we disposed of LTI, and its subsidiaries (including Minecode), when we distributed LTI’s shares to our shareholders by way of a pro rata dividend.
The related LTI and Minecode acquisition agreements contained earn-out provisions. Depending on LTI’s and Minecode’s respective financial performance, Longtop BVI is contingently liable to pay to (i) the LTI US Founders, up to 423,665 ordinary shares of which 183,767 shares and 239,898 shares are payable for the financial performance in calendar year 2007 and 2008, respectively, and $821,124 in cash, payable for the financial performance in calendar year 2008, and (ii) the Former Minecode Members, up to 155,442 ordinary shares of which 46,632 shares are based on employment and 108,810 shares are based on financial performance for the 12 months ended March 11, 2009 and $4.1 million in cash payable for the financial performance for the 12 months ended March 11, 2008 of which $2,100,000 was placed in escrow by LTI prior to the spin-off. Through Longtop BVI, we guaranteed these earn-out obligations totaling up to 579,107 ordinary shares and $2,781,124 in cash (after giving effect to the escrowed cash amounts).

On September 12, 2007, to fully fund our potential contingent obligation of 579,107 shares and $2,781,124 in cash, our board declared a dividend to our shareholders, payable prior to completion of our initial public offering, in cash and shares equal to the maximum LTI and Minecode earn-out amounts, or the Earn-out Dividend. Our shareholders, which were then the same as LTI’s shareholders, were required either to contribute their share of the Earn-out Dividend to LTI or hold their dividend in escrow. To the extent the actual LTI and Minecode earn-out obligations (based on actual business performance) are less than the escrowed amounts, the excess cash and shares will be distributed by LTI or released from escrow, as applicable, to the LTI shareholders on a pro rata basis.
On September 12, 2007, we, the LTI US Founders and LTI agreed to modify certain LTI US Founder equity and other arrangements. These arrangements and, among other things, our expected accounting treatment for each is as follows:
•	The existing rights of the LTI US Founders to acquire, in total, 315,000 of our shares pursuant to existing stock options and existing agreements to acquire 300,000 of our ordinary shares from Well Active were cancelled. As the vesting of these shares was contingent upon the consummation of an initial public offering, we did not recognize any compensation expense associated with the grant of such shares. As such, the cancellation will not have any impact on our consolidated financial statements.
•	We confirmed that the LTI US Founder’s unvested options to acquire 107,250 of our ordinary shares with a $3.00 per share exercise price were permitted to continue to vest. LTI continued to recognize compensation expense related to these options over the remaining vesting period, as we do not believe that a spin-off transaction changes the accounting for such options. These options continued to be classified as equity awards because we intended to settle the options in shares and have a sufficient number of unissued and authorized ordinary shares that would allow for settling of the outstanding options in shares.
•	The LTI US Founders exercised 107,250 vested options to purchase our ordinary shares and we purchased the shares for a net purchase price of $929,500, payable no later than January 31, 2008. As a result, we accounted for the net cash settlement of the 107,250 vested options on our consolidated balance sheets as a liability as of September 12, 2007.
•	We guaranteed LTI payment obligations totaling $1,225,000, or the $1,225,000 obligation, to the LTI US Founders. Our company recorded the $1,225,000 as loss from discontinued operations during the three months ended September 30, 2007.
Also, prior to the LTI spin-off, we issued to LTI employees options to purchase 581,850 of our ordinary shares at an exercise price of $6.43 per share, which options remain outstanding. We continue to recognize compensation expense related to these options over the remaining vesting period as we do not believe that a spin-off transaction changes the accounting for those options.
In addition, on September 12, 2007, our board of directors:
•	Declared a $1,225,000 cash dividend, which our shareholders contributed to LTI and LTI, in turn, used the cash to settle the $1,225,000 Obligation to the LTI US Founders. As the $1,225,000 had already been recorded as an expense (and a corresponding liability), the distribution to LTI had no impact on our consolidated financial statements other than to reduce cash and reduce the associated liability.

•	Declared a dividend of 150,000 of our ordinary shares payable to our shareholders to be contributed by the shareholders to LTI for use by LTI for future LTI employee and consultant equity incentives. We recorded this as a dividend at fair value.
•	Approved the terms of the management and services agreement between us and LTI (described below).
To the extent LTI or our shareholders do not satisfy the obligations to the LTI US Founders or the Former Minecode Members, we will be liable. However, as we have transferred to LTI all cash and shares required to satisfy the associated obligations, we believe that our incurrence of any further liability in conjunction with those guarantees is remote.
On September 24, 2007, we entered into a management and services agreement with LTI. Under this agreement we provide certain managerial, finance and accounting services to LTI, in return for (i) $15,000 per month for accounting services; (ii) $10,000 per month for assistance from certain members of our senior management, including our chief executive officer and chief financial officer; and (iii) market rates for the services of our outsourcing services team. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to our right to reconsider from time to time the royalty-free nature of this use.
Subsequent to the completion of the foregoing arrangements, our contingent obligations in relation to LTI consisted of (1) $4 million in cash, consisting of (a) our guarantee that LTI would pay $1,2 million to the LTI US Founders, (b) $0.8 million in contingent consideration related to the 48.75% acquisition of LTI and (c) $2 million for the unescrowed portion of the contingent consideration and compensation arrangements related to the acquisition of Minecode and (2) 728,973 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations were provided for in full by the above-described dividends and contributions. Prior to our distribution of LTI to our shareholders, we had issued to LTI employees options to purchase 581,850 ordinary shares of our company at a $6.43 per share exercise. At March 31, 2008, 416,400 of the options issued to LTI employees were outstanding.
As of the date of this annual report, (i) four of our directors also serve on LTI’s board of directors, including Hiu Kung Ka, our chairman, and Wai Chau Lin, our chief executive officer and also LTI’s chairman; and (ii) Derek Palaschuk, our chief financial officer, is the secretary of LTI’s board.
Share Swap
As part of our restructuring in anticipation of our initial public offering, in September 2007 we issued a total of 29,705,267 ordinary shares, 6,360,001 series A preferred shares and 3,953,861 series B preferred shares to certain existing shareholders of Longtop BVI in exchange for all shares of equivalent classes that these shareholders previously held in Longtop BVI.
Employment Agreements
See “Management—Employment Agreements.”
Share Incentive Plan
See “Management—2005 Long Term Incentive Plan.”
Item 8: Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 through F-50 of this annual report.

Other Financial Information
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.08 and $0.03 per share, respectively, for 2004 and 2005. We recently made certain dividend distributions to our shareholders consisting of approximately $2.8 million in cash, $12.2 million in net assets and 728,973 ordinary shares of our company in connection with our disposition of LTI.
We do not have any present plan to pay any further cash dividends on our ordinary shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Our board of directors has complete discretion whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
Significant Changes since March 31, 2008
No significant change has occurred since March 31, 2008, the date of the audited consolidated financial statements included in this annual report.
Item 9: The Offer and Listing
Nature of Trading Market
General
Our ADSs trade on the New York Stock Exchange under the symbol “LFT.” The depositary for our ADSs is Deutsche Bank Trust Company Americas. As of May 31, 2008, there were a total of 11,999,675 ADSs outstanding.
Trading on the New York Stock Exchange
Public trading of our ADSs commenced on October 25, 2007. Each ADS represents one of our ordinary shares.
For the fiscal year ended March 31, 2008 (October 25, 2007 through March 31, 2008), the trading price of our ADSs on the New York Stock Exchange ranged from a high of US$29.95 to a low of US$14.32 per ADS. From April 1, 2008 through May 31, 2008, the trading price of our ADSs ranged from a high of US$20.45 to a low of US$17.26 per ADS.

The table below sets forth, for the periods indicated, the high and low prices for the ADSs on the New York Stock Exchange.

	High	Low
	US$	US$

Most Recent Fiscal Quarters

April 1, 2008 through May 31, 2008 (partial quarter)	20.45	17.26

January 1, 2008 through March 31, 2008	22.99	14.32

October 25, 2007 (commencement of trading) through December 31, 2008	29.95	20.30

Most Recent Six Months

May 2008	20.45	17.26

April 2008	20.02	17.58

March 2008	18.88	14.32

February 2008	19.98	15.66

January 2008	22.99	14.65

December 2007	25.65	20.30
On May 30, 2008, the last sale price per ADS on the New York Stock Exchange was US$19.31.
Item 10: Additional Information
Memorandum and Articles of Association
The information called for by Item 10B (“Memorandum and Articles of Association”) is incorporated by reference to the information under the heading “Description of Share Capital” in Amendment No. 2 to our Registration Statement on Form F-1 (file no.333-146437), as filed with the SEC on October 18, 2007.
Material Contracts
We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, other than those listed in Item 19, “Exhibits” and described elsewhere in this annual report, and as described below.
We terminated and entered into the following material contracts in the year ended March 31, 2008:
Outsource Staffing
On May 18, 2007, we, through our wholly-owned subsidiary, Xiamen Longtop System Co., Ltd., entered into a human resource service contract with Longtop Human Resource Services Co., Ltd., which is unrelated to us. Pursuant to this agreement, Longtop Human Resource Service Co., Ltd. has agreed to provide contracted employees to perform the services and duties as requested by us and also provide certain human resource consulting services to us. As of March 31, 2008, we had 1,496 contract employees. Under this contract, we have agreed to pay a monthly service fee to Longtop Human Resource Services Co., Ltd to cover the costs of those contracted employees and related operational expenses. The agreement has an initial term of one year and we may extend the term of the agreement by giving Longtop Human Resource Services Co., Ltd a prior written notice at least one month before the expiration of the then current term.

Purchase of Office Building
In March 2008, our wholly owned subsidiary, Xiamen Longtop Financial Technology Management Co., Ltd. (Xiamen Longtop),, entered into a series of purchase and sale agreements, pursuant to which agreements Xiamen Longtop purchased from Xiamen Land Development Company an office building located at No. 61 Wanghai Building, Software Park II in Xiamen, consisting of approximately 29,248 square meters, for an aggregate purchase price of RMB85,344,867. Xiamen Longtop had paid the purchase price in full as of June 15, 2008. Pursuant to these agreements, the building will be available for use prior to September 30, 2008. We will then move our headquarters to this building.
Exchange Controls
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE. In addition, the aggregate of (i) the balance of an FIE’s short-term loans from outside China, (ii) the cumulative medium / long-term loans from outside China, and (iii) the balance of the loans guaranteed by any entity or individual outside China , shall not exceed the difference of the FIE’s total investment and registered capital.
Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.
Taxation
The following discussion summarizes certain Cayman Islands tax and United States federal income tax consequences of the acquisition, ownership and disposition of our ADSs or ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of our ADSs or shares, this discussion summarizes certain Cayman Islands tax consequences to a holder of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held, and certain material United States federal income tax consequences to a U.S. Holder (as that term is defined below) of ADSs or shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity) in the Cayman Islands (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in the Cayman Islands through which such ADSs or shares are held.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code, or the United States tax code. This summary does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):
•	banks, insurance companies, and other financial institutions;
•	dealers in securities or foreign currencies;

•	regulated investment companies;
•	traders in securities that mark to market;
•	U.S. expatriates;
•	Non-U.S. persons and entities;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;
•	persons holding an ADS or ordinary share as a result of a constructive sale;
•	persons holding an ADS or ordinary share whose functional currency is not the United States dollar;
•	persons who are considered with respect to Longtop or any of our non-United States subsidiaries as “United States shareholders” for purposes of the “controlled foreign corporation” (“CFC”) rules of the Internal Revenue Code (generally, a United States person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Longtop or any of our non-United States subsidiaries);
•	persons who acquire an ADS or ordinary share pursuant to the exercise of any employee stock options or otherwise as compensation; or
•	entities that acquire an ADS or ordinary share that are treated as partnerships for United States federal income tax purposes and investors (i.e., partners) in such partnerships.
Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States tax code.
If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.
PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.
The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms.
Treatment of a Holder of our ADSs as a Holder of the Underlying Ordinary Shares
If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. You may not, however, be treated as the holder of the underlying shares because you may not have all the material indicia of beneficial ownership (such as full voting rights, entitlement to dividends and the ability to freely exchange the ADSs for the underlying shares) of the underlying ordinary shares. Specifically, you may not have the ability to vote the ordinary shares underlying the ADSs in certain circumstances. See “Description of American Depositary Shares—Voting Rights.” If you are not properly treated as the holder of the underlying ordinary shares represented by the ADSs, dividends received from us may not be treated as dividends for U.S. federal income tax purposes and then, accordingly, the lower tax rate with respect to qualified dividend income (discussed below) would not be available.
Additionally, actions taken by certain intermediaries may affect whether a holder of the ADSs is treated as the holder of the underlying ordinary shares represented by the ADSs. The U.S. Treasury has expressed concern that U.S. holders of American Depositary Receipts, or “ADRs,” may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between the holder of an ADR and the issuer of the security underlying the ADR has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions would also be inconsistent with the claiming of the qualified dividend income rate by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the qualified dividend income rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury and/or intermediaries in the chain of ownership between the holder of the ADSs and our company.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” that is taxed at the reduced maximum rate of 15%, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

There is no assurance, however, that any dividends paid on our ADSs or ordinary shares will be eligible for the reduced tax rate. In the past, legislation has been introduced in the United States Senate and House of Representatives which, if enacted in the form presented, would preclude our dividends from qualifying for such reduced tax rate prospectively from the date of enactment, even if our ADSs or ordinary shares are considered to be readily tradable on an established securities market in the United States. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this registration statement.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”
Taxation of a Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
For the reasons described below, at this time it is not possible to predict with reasonable certainty whether we will be a PFIC for U.S. federal income tax purposes for our current taxable year. That determination cannot be made until the close of such year.
A non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “Income Test”), or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”).
We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the substantial amount of cash that we currently have on hand. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC under the Income Test and Asset Test, you may make certain elections, including the “mark-to-market” election as discussed below, to avoid PFIC status on a going forward basis.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark to market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We have listed our ADSs on the New York Stock Exchange and, consequently, provided the ADSs continue to be regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.
If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a “qualified electing fund” election to include its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information and we do not presently intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Available Documents
We have previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under Securities Act with respect to our ADSs.
We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is March 31. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.
Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Our financial statements have been prepared in accordance with U.S. GAAP.
Unless otherwise permitted under the Nasdaq’s Marketplace Rules or the rules and regulations of the Exchange Act, we will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
Subsidiary Information
A listing of our subsidiaries is filed with the SEC as Exhibit 8.1 to this annual report. Also see Item 4 of this annual report, “Information on the Company — Organizational Structure.”
Item 11: Quantitative and Qualitative Disclosure About Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20% appreciation of the RMB against the U.S. dollar by May 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $93 million as of March 31, 2008 into RMB at the exchange rate of $1.00 for RMB7.019 as of March 30, 2008, this cash balance would have been RMB 651 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB 644 million as of March 31, 2007. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Item 12: Description of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Use of Proceeds
The following discussion relates to the initial public offering of our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 (File No. 333-146437), which was completed on October 29, 2007. The registration statement was declared effective by the SEC on October 23, 2007.
We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$146.5 million from the offering and sale by Longtop of 8,999,675 ADSs. None of the transaction expenses included payments to our directors, executive officers, persons owning 10% or more of our equity securities or our affiliates. Goldman Sachs (Asia) L.L.C, Deutsche Bank Securities, Inc., and Jefferies & Company, Inc. were the underwriters for the offering.

We did not receive any proceeds from the sale of our ADSs by the selling shareholders.
On October 5, 2007, we declared a $30 million cash dividend payable to our shareholders as of that date, subject to completion our initial public offering. In November 2007, we paid the dividend to our shareholders as of October 5, 2007, using proceeds from the initial public offering.
Item 15T. Controls and Procedures
Evaluation of Disclosure Controls and Procedures.
As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, our management, including Wai Chau Lin, our chief executive officer, and Derek Palaschuk, our chief financial officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of March 31, 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including our chief executive officer and our chief financial officer, concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Limitations on Controls.
Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all misstatements, including the possibility of human error and the circumvention or overriding of the sound control procedures. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Longtop have been detected.
Changes in Internal Control over Financial Reporting.
As required by Rule 13a-15(d), under the Securities Exchange Act of 1934, our management, including our chief executive officer and our chief financial officer, conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In 2006, our company had a material weakness related to insufficient resources in our accounting department to properly identify and analyze transactions and prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. To strengthen our accounting resources, we hired additional accounting personnel subsequent to December 31, 2006 with U.S. GAAP experience. We have also developed and are rolling out procedures to address key relevant accounting areas for routine and non-routine transactions. Related efforts also include establishing a U.S. GAAP based accounting system and implementing procedures to more quickly convert our accounts from PRC GAAP to U.S. GAAP.
Item 16A. Audit Committee Financial Expert.
Our board of directors has determined that Thomas Gurnee is an “audit committee financial expert” under the rules of the New York Stock Exchange. Our board of directors has determined that all three members of our audit committee are “independent” under the rules of the New York Stock Exchange and that Thomas Gurnee and Zuyun Xue meet the independence standards under Section 10A(m) of the Securities Exchange Act of 1934 and SEC Rule 10A-3.

Item 16B. Code of Business Conduct and Ethics.
Our board of directors has adopted a code of business conduct and ethics, a copy of which is filed with the SEC as Exhibit 11.1 to this annual report. Our code of business conduct and ethics is posted on our website at www.longtop.com under the “Investor Center” page.
Item 16C. Principal Accountant Fees and Services.
Deloitte Touche Tohmatsu CPA Ltd. have acted as the independent public accountants of our company and its subsidiaries for the year ended December 31, 2006, the three months ended March 31, 2007, and the year ended March 31, 2008. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the periods indicated.

		Three
	Year Ended	Months	Year Ended
	December 31,	Ended March	March 31,
	2006	31, 2007	2008
	($ in thousands)
Audit Fees (1)	720	220	571
Audit-Related Fees	—	—	—
Tax Consultancy Fees	—	—	30

Total	720	220	601

(1)	“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our consolidated annual financial statements and review of our quarterly financial statements. We were billed by Deloitte Touche Tohmatsu CPA Ltd. approximately $720,000 for 2006, $220,000 for the three months ended March 31, 2007, and $571,000 for the year ended March 31, 2008 for Audit Fees. We have not yet been billed by Deloitte Touche Tohmatsu CPA Ltd. for Audit Fees in connection with this annual report on Form 20-F.
Our audit committee is responsible for the retention of our independent registered public accounting firm. Our audit committee has adopted an audit committee charter the provides its rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.
Our audit committee was formed during the three months ended March 31, 2007. In the year ended March 31, 2008 our audit committee pre-approved all of the audit services provided by Deloitte Touche Tohmatsu CPA Ltd.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Ms. Xiaohong Chen, a member of the audit committee of our Board, is currently a managing director of Tiger Global Investment Consulting (Beijing) Co., Ltd., which is an affiliate of our current shareholders Tiger Global Private Investment Partners III, L.P. and Tiger Global Private Investment Partners IV, L.P. (together, Tiger) (See Item 7 of this annual report, “Major Shareholders and Related Party Transactions — Principal Shareholders”). Because of her position with Tiger, Ms. Chen may be deemed to be an affiliate of us and therefore not “independent” as that term is defined in Rule 10A-3 under the Securities Exchange Act of 1934. In including Ms. Chen on our audit committee, we are relying on the exemption from the audit committee independence requirements of Rule 10A-3 afforded by Rule 10A-3(b)(iv), which permits a minority of our audit committee members to not be independent until one year after the effectiveness of the registration statement for our initial public offering. We do not believe that Ms. Chen’s presence on the audit committee will materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3, particularly in view of the fact that, although Tiger holds more than 10% of our outstanding ordinary shares and therefore is not eligible for the “safe harbor” exception from the definition of affiliate afforded by Rule 10A-3(e)(1)(ii)(A), Tiger does not possess the power to direct or cause the direction of our management and policies.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
PART III
Item 17: Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18: Financial Statements
Our consolidated financial statements are included in this annual report at pages F-1 through F-50.
Item 19: Exhibits

1.1	First Amended and Restated Memorandum of Association of the Registrant (filed herewith).

1.2	First Amended and Restated Articles of Association of the Registrant (filed herewith).

2.1	Deposit Agreement, among the Registrant, the depositary and holder of American Depositary Receipts (filed herewith).

4.1
Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of November 5, 2004 (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.2
Nominee Agreement between Bloomwell International Limited, Well Active International Limited and Weijie Zhang, Yingling Li, and Ni Chen, dated as of February 16, 2006 (incorporated by reference to Exhibit 4.5 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.3
Form of Purchase Agreement for Ordinary Shares between Well Active International Limited and grantees of ordinary shares of Longtop Financial Technologies (BVI) Limited (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.4
Series A Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P. and other individuals, dated as of June 7, 2006 (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.5
First Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of June 13, 2006 (incorporated by reference to Exhibit 4.8 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.6
Second Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of December 19, 2006 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.7
Amended and Restated Investors’ Rights Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay ITfinancial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.8
Series B Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners IV, L.P. and other individuals, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.9
Amended and Restated First Refusal and Co-sale Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay ITfinancial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.10
Third Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka and Cathay Capital Holdings, L.P., dated as of June 14, 2007 (incorporated by reference to Exhibit 4.13 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.11
Waiver of and Agreement to Terminate Certain Provisions of Subscription Agreement, among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Limited, Cathay Capital Holdings, holders of preferred shares and holders of ordinary shares, dated as of June 18, 2007 (incorporated by reference to Exhibit 4.14 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.12
Contribution and Amendment Agreement between the Registrant and Longtop Financial Technologies (BVI) Limited, dated as of September 5, 2007 (incorporated by reference to Exhibit 4.15 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.13
First Amendment to Share Transfer Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald, World Longevity Technology and Science Foundation Limited, Longtop International Holdings Limited and Well Active International Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.16 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.14
Share Purchase Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, World Longevity Technology and Science Foundation Limited and Longtop International Holdings Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.17 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.15
Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited, dated as of September 24, 2007 (incorporated by reference to Exhibit 4.18 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.16
2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.17
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 9, 2007).

4.18
English translation of Form of Employment Agreement between Xiamen Longtop System Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 19, 2007).

4.19
Asset Transfer Agreement among FEnet Co., Ltd., Deng Xinping and Longtop Financial Technologies (BVI) Limited, dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.20
English translation of Business and Asset Transfer Agreement between Xiamen Longtop System Co., Ltd. and Guangzhou FEnet Software Co., Ltd., dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.21
Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited and Wisdom Legend Investment Limited regarding purchase of shares in Grand Legend Holdings limited, dated as of June 20, 2006 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.22
Minecode LLC Limited Liability Company Interest Purchase Agreement among Pradyumna Kumar Samal, Rakesh Kumar Garg and Manish Samadarshi Prasad as Sellers and Longtop International Inc. as Purchaser, dated as of February 14, 2007 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.23
Subscription and Shareholders Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald as Shareholders and Longtop International Holdings Limited, dated as of February 28, 2006 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.24
Share Transfer Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, World Longevity Technology and Science Foundation Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald and Longtop International Holdings Limited, dated as of January 3, 2007 (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.25
Distribution Agreement and Waiver and Consent of Shareholders among Longtop Financial Technologies (BVI) Limited, Longtop International Holdings Limited, holders of preferred shares and holders of ordinary shares, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.26
Capital Contribution Agreement between Longtop Financial Technologies (BVI) Limited and Longtop International Holdings Limited, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.27
English translation of Collaboration Agreement between Xiamen Longtop System Co., Ltd. and Computer College of National University of Defense Technology, dated as of November 29, 2002 and its supplemental agreements, dated as of August 10, 2005 and June 18, 2007 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.28
English translation of lease contracts for the Registrant’s principal executive offices in Xiamen, Fujian province, dated as of November 17, 2005, and supplementary lease contracts dated as of March 10, 2006 (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.29	Human Resource Service Agreement dated as of May 18, 2007 between Xiamen Longtop System Co., Ltd. and Xiamen Longtop Human Resource Service Co., Ltd (filed herewith).

4.30	Form of Purchase and Sale Agreement between Xiamen Longtop Financial Technology Management Co., Ltd. and Xiamen Land Development Company (filed herewith).

8.1	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
Date: June 27, 2008

Longtop Financial Technologies Limited
/s/ Lin Wai Chau
Lin Wai Chau
Chief Executive Officer

/s/ Derek Palaschuk
Derek Palaschuk
Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of March 31, 2007 and 2008	F-3

Consolidated statements of operations for the years ended December 31, 2005 and 2006, three months ended March 31, 2007, and year ended March 31, 2008	F-5

Consolidated statements of shareholders’ equity and comprehensive income for the years ended December 31, 2005 and 2006, three months ended March 31, 2007, and year ended March 31, 2008	F-7

Consolidated statements of cash flows for the years ended December 31, 2005 and 2006, three months ended March 31, 2007, and year ended March 31, 2008	F-9

Notes to consolidated financial statements	F-11

Additional Information—Financial Statements Schedule	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LONGTOP FINANCIAL TECHNOLOGIES LIMITED
We have audited the accompanying consolidated balance sheets of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2005 and 2006, three months ended March 31, 2007 and year ended March 31, 2008 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longtop Financial Technologies Limited and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2006, three months ended March 31, 2007 and year ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109”, effective April 1, 2007.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 24, 2008

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2007	2008
	(In U.S. dollar thousands, except share and
	per share data)
Assets
Current assets:
Cash and cash equivalents	$69,920	$204,526
Restricted cash	3,395	6,733
Accounts receivable, net	19,495	21,254
Inventories	1,081	1,351
Deferred tax assets	644	1,517
Other current assets	3,231	3,843

Total current assets	97,766	239,224

Fixed assets, net	4,835	8,167
Intangible assets, net	8,040	7,764
Goodwill	9,112	14,966
Deferred tax assets	33	246
Other assets	646	524

Total assets	$120,432	$270,891

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Short-term borrowings	$8,669	$512
Accounts payable	4,581	4,143
Deferred revenue	4,725	9,487
Amounts due to related parties	—	54
Deferred tax liabilities	—	491
Accrued and other current liabilities	9,714	18,773

Total current liabilities	27,689	33,460

Long-term liabilities:
Obligations under capital leases, net of current portion	219	233
Deferred tax liabilities	617	1,863
Other non-current liabilities	—	445

Total liabilities	28,525	36,001

	March 31,	March 31,
	2007	2008
	(In U.S. dollar thousands, except share and
	per share data)
Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and nil shares authorized, issued and outstanding as of March 31, 2007 and 2008, respectively)	$23,214	$—
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and nil shares authorized, issued and outstanding as of March 31, 2007 and 2008, respectively)	24,673	—

Total mezzanine equity	47,887	—

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 29,705,267 and 50,274,126 shares issued and outstanding as of March 31, 2007 and 2008, respectively)	$297	$502
Additional paid-in capital	19,120	234,771
Retained earnings/(Accumulated deficit)	22,320	(14,021)
Accumulated other comprehensive income	2,283	13,638

Total shareholders’ equity	44,020	234,890

Total liabilities, mezzanine equity and shareholders’ equity	$120,432	$270,891

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$21,568	$33,312	$5,869	$55,729
Other services	3,718	9,868	1,881	10,961

Total revenues	25,286	43,180	7,750	66,690
Less business taxes	(204)	(534)	(105)	(774)

Net revenues	25,082	42,646	7,645	65,916

Cost of revenues:
Software development	1,804	4,092	1,831	21,138
Other services	1,515	3,037	570	4,517

Total cost of revenues	3,319	7,129	2,401	25,655

Gross profit	21,763	35,517	5,244	40,261

Operating expenses:
Research and development	1,072	1,797	341	3,838
Sales and marketing	1,451	3,170	711	10,393
General and administrative	3,999	17,954	2,562	19,633

Total operating expenses	6,522	22,921	3,614	33,864

Income from operations	15,241	12,596	1,630	6,397

Other income (expenses):
Interest income	71	343	99	3,597
Interest expense	(532)	(703)	(101)	(886)
Other income (expense), net	20	86	(22)	(1,349)

Total other income (expenses)	(441)	(274)	(24)	1,362

Income before income tax expense	14,800	12,322	1,606	7,759
Income tax expense	(2,260)	(3,751)	(599)	(3,539)

Income from continuing operations	12,540	8,571	1,007	4,220
Loss from discontinued operations, net of tax	—	(263)	(239)	(1,293)

Net income	12,540	8,308	768	2,927

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands, except share and per share data)
Net income (loss) per share:

Continuing operations	$0.42	$0.26	$0.03	$(0.01)
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.03)

Basic ordinary share	$0.42	$0.25	$0.02	$(0.04)

Continuing operations	$0.00	$0.26	$0.03	$0.81
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.06)

Basic preferred share	$0.00	$0.25	$0.02	$0.75

Continuing operations	$0.41	$0.23	$0.02	$(0.01)
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.03)

Diluted	$0.41	$0.22	$0.01	$(0.04)

Shares used in computation of net income (loss) per share:
Basic ordinary share	30,000,000	29,761,901	29,705,267	38,692,405
Basic preferred share	—	3,545,217	10,218,005	5,767,286
Diluted	30,420,822	37,874,254	40,326,496	38,692,405

Includes share-based compensation related to:
Cost of revenues software development	$—	$839	$3	$7,832
Cost of revenues other services	—	—	—	229
General and administrative expenses	29	11,367	221	13,964
Sales and marketing expenses	—	530	11	4,712
Research and development expenses	8	147	—	1,451
The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands, except share and per share data)
Ordinary shares:
Balance, beginning of period	$300	$300	$297	$297
Issuance of ordinary shares	—	9	—	102
Exercise of stock options	—	—	—	1
Conversion of preference shares to ordinary shares upon initial public offering	—	—	—	103
Repurchase and cancellation of ordinary shares	—	(12)	—	(1)

Balance, end of period	300	297	297	502

Additional paid-in capital:
Balance, beginning of period	9,700	9,737	18,885	19,120
Share-based compensation paid by the Company	37	5,188	235	3,377
Compensation expenses paid by shareholders	—	7,695	—	24,811
Issuance of ordinary shares		2,957	—	156,138
Exercise of stock options	—	—	—	477
Repurchase and cancellation of ordinary shares	—	(6,692)	—	(1,251)
Conversion of preference shares to ordinary shares upon initial public offering	—	—	—	47,784
Dividends	—	—	—	(15,685)

Balance, end of period	9,737	18,885	19,120	234,771

Subscription receivable:
Balance, beginning of period	(2,014)	(200)	—	—
Repayments and forgiveness	1,814	200	—	(321)
Issuance of ordinary shares	—	—	—	321

Balance, end of period	(200)	—	—	—

Accumulated other comprehensive income:
Balance, beginning of period	(3)	369	1,692	2,283
Cumulative translation adjustments	372	1,323	591	11,355

Balance, end of period	369	1,692	2,283	13,638

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands, except share and per share data)
Retained earnings/(Accumulated deficit):
Balance, beginning of period	1,634	13,244	21,552	22,320
Adoption of FIN 48	—	—	—	(500)
Net income	12,540	8,308	768	2,927
Dividends	(930)	—	—	(38,768)

Balance, end of period	13,244	21,552	22,320	(14,021)

Total shareholders’ equity	$23,450	$42,426	$44,020	$234,890

Comprehensive income:
Net income	$12,540	$8,308	$768	$2,927
Foreign currency translation adjustment	372	1,323	591	11,355

Total comprehensive income	$12,912	$9,631	$1,359	$14,282

	Number of Outstanding Shares
Ordinary shares
Balance, beginning of period	30,000,000	30,000,000	29,705,267	29,705,267

Issuance of ordinary shares	—	965,267	—	10,232,248
Conversion of preference shares to ordinary shares upon initial public offering	—	—	—	10,313,862
Exercise of stock options	—	—	—	129,999
Repurchase and cancellation of ordinary shares	—	(1,260,000)	—	(107,250)

Balance, end of period	30,000,000	29,705,267	29,705,267	50,274,126

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$12,540	$8,308	$768	$2,927

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	37	12,883	235	28,188
Depreciation	1,536	2,143	309	1,798
Amortization of intangibles	184	602	316	1,615
Loss from investment in an associate recorded in discontinued operation	—	263	—	—
Provision for doubtful accounts	15	79	30	498
Impairment of intangible asset	—	—	—	393
Loss (gain) on disposal of fixed assets	14	(76)	50	(626)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(389)	(7,462)	(1,037)	(1,856)
Inventories	(137)	2,655	139	(120)
Other current assets	2,401	2,092	(1,218)	(3,117)
Other non-current assets	502	701	36	129
Other non-current liabilities	—	—	—	(55)
Accounts payable	1,533	(3,287)	847	230
Deferred revenue	259	(3,284)	(914)	3,794
Accrued and other current liabilities	3,271	4,075	(473)	1,293

Deferred income taxes	(15)	609	176	(707)

Net cash provided by (used in) operating activities	21,751	20,301	(736)	34,384

Cash flows from investing activities:
Change in restricted cash	(271)	(4,115)	1,089	(3,338)
Proceeds from sale of fixed assets	1	5,549	2	1,260
Purchase of fixed assets	(7,859)	(531)	(417)	(4,575)
Purchase of intangible assets	(336)	(250)	(257)	(85)
Investment in an associate	—	(1,345)	—	—
Acquisitions, net of cash acquired	—	(5,821)	(7,440)	(3,824)
Amounts due from related parties	—	(131)	—	—

Net cash used in investing activities	(8,465)	(6,644)	(7,023)	(10,562)

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008
	(In U.S. dollar thousands)
Cash flows from financing activities:
Proceeds from short-term borrowings	20,020	20,335	1,463	54,544
Repayment of short-term borrowings	(18,891)	(21,256)	(4,825)	(63,921)
Proceeds of subscription receivable	1,814	—	—	—
Dividend paid	(930)	—	—	(36,105)
Stock options exercised	—	—	—	478
Sale of preferred shares, net of issue costs	—	47,887	—	—
Sale of ordinary shares, net of issue costs	—	552	—	146,470
Repurchase of ordinary shares	—	(6,704)	—	—
Repayments of capital leases obligations	(162)	(216)	(78)	(473)
Amounts due to related parties	—	755	(755)	54

Net cash provided by (used in) financing activities	1,851	41,353	(4,195)	101,047

Effect of exchange rates differences	372	1,415	555	9,737

Net increase (decrease) in cash and cash equivalents	15,509	56,425	(11,399)	134,606

Cash and cash equivalents, beginning of period	9,385	24,894	81,319	69,920

Cash and cash equivalents, end of period	$24,894	$81,319	$69,920	$204,526

Supplemental disclosure of cash flow information:
Income taxes paid	$1,832	$2,807	$1,327	$3,876
Interest paid	$397	$707	$113	$886
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$169	$492	$68	$771
Shareholder subscription receivable	$—	$200	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$—	$155	$—	$—
Dividends paid in form of assets	$—	$—	$—	$18,348
Acquisition:
Fair value of ordinary shares issued	$—	$2,614	$—	$3,062
Cash consideration	$—	$6,027	$8,903	$3,524
Cash consideration payable	$—	$615	$—	$2,404

Assets acquired	$—	$9,256	$8,903	$8,990

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
1)	Organization and principal activities
Longtop Financial Technologies Limited(“Longtop Cayman”), was incorporated in the Cayman Islands in August 2007. Longtop Financial Technologies Limited (“Longtop BVI’), formerly known as Lastest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000. Effective September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of Longtop BVI and its subsidiaries to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in Longtop BVI and its subsidiaries. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between Longtop BVI and Longtop Cayman.
Longtop Financial Technologies Limited and its subsidiaries (collectively, “Longtop” or the “Company”) provides a comprehensive range of software solutions and services primarily to financial institutions in the People’s Republic of China (the “PRC”), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.
Effective April 1, 2007, the Company changed its fiscal year from a calendar year to a fiscal year ending March 31. The Company prepared audited financial statements for the three months ended March 31, 2007.
As of March 31, 2008, Longtop operates primarily through the following wholly-owned subsidiaries:
Longtop Financial Technologies Limited incorporated in the British Virgin Islands

Xiamen Longtop System Co., Ltd. (“Longtop System”) incorporated in the PRC

Xiamen Longtop Science and Technology Co., Ltd. (“XLT”) incorporated in the PRC

Xiamen Longtop Information Technology Service Co., Ltd. (“XLI”) incorporated in the PRC

State Prime Technology Limited (“State Prime”) incorporated in Hong Kong

Advanced Business Services (Beijing) Co., Ltd (“ABS”) incorporated in the PRC

Guangzhou FEnet Information Technologies Co., Ltd. (“FEnet”) incorporated in the PRC
In addition to the above, Longtop has a number of wholly owned subsidiaries in the PRC, Hong Kong and the British Virgin Islands.
Longtop was listed on the New York Stock Exchange and completed its initial public offering on October 24, 2007.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
2)	Summary of significant accounting policies
Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Basis of consolidation—The consolidated financial statements include the financial statements of Longtop Financial Technologies Limited and its subsidiaries. All significant inter-company transactions and balances are eliminated upon consolidation.
Cash and cash equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
Restricted cash—Restricted cash consists of bank deposits pledged against short-term credit facilities granted to the Company and income taxes withheld from employees which have not been remitted.
Allowances for doubtful accounts—The allowance for doubtful accounts is determined based on an analysis of the accounts receivable aging and specifically identified accounts that may become uncollectible. Activity in the allowance for doubtful accounts was as follows:

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Balance, beginning of period	$286	$301	$380	$410
Charged to costs	15	79	30	498

Balance, end of period	$301	$380	$410	$908

Inventories—Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.
Fixed assets and depreciation—Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings	10-30 years
Leasehold improvement	Shorter of lease term or the estimated useful life of the asset
Automated Teller Machines (ATM)	7 years
Equipment and fixtures	5 years
Motor vehicles	5 years

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Construction in progress represents fixed assets which are not available for use. Once construction is completed and the asset is available for use, the fixed asset will be depreciated.
Assets held under capital leases are stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, and depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.
Repairs and maintenance that do not extend the useful life of the asset are expensed as incurred.
Intangible assets—Intangible assets are comprised of computer software purchased from unrelated third parties, customer relationships, covenants not to compete, customer contracts, (backlog), trade names and developed technology from acquired companies and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets of two to fifteen years.
Goodwill—Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.
SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
No event had occurred as of March 31, 2008 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The changes in the carrying amount of goodwill allocated by segment for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007 and the year ended March 31, 2008 were as follows:

	Software
	Development	Outsourcing	Total

Balance as of December 31, 2005	$—	$—	$—
Acquisitions	6,088	—	6,088

Balance as of December 31, 2006	6,088	—	6,088

Acquisitions	—	2,966	2,966
Translation difference	58	—	58

Balance as of March 31, 2007	6,146	2,966	9,112

Acquisitions	7,663	—	7,663
Discontinued operations	—	(2,966)	(2,966)
Translation difference	1,157	—	1,157

Balance as of March 31, 2008	$14,966	$—	$14,966

Impairment of long-lived assets—The Company evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. During the fiscal year 2008, other than an impairment loss for idle intangible assets — software of $393 (2007: Nil), there was no impairment of long-lived assets during the periods presented.
Investment in Associates—Associates are entities over which the Company has significant influence, but which it does not control. The investment in an associated company is accounted for by the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of associates is recognized in the income statement. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the associate.
Revenue recognition—The Company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development and licensing of software, assistance in implementation and customization, and post-contract customer support (“PCS”), and (ii) other services represents revenue from the maintenance of ATMs, providing system integration services which includes assisting customers with the procurement and installation of hardware and software, and professional services for IT service management, design and consulting. The Company recognizes revenue using the guidance from AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9, Modification of SOP 97-2, “Software Revenue Recognition, with Respect to Certain Transactions”, SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Accounting Research Bulletin (“ARB”) No. 45, “Long-Term Construction-Type Contracts” (“ARB 45”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
1)	Software development services
Where the software development contracts include multiple elements, the Company allocates revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. The Company’s VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. The Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of SOP 97-2 have been met. The Company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the Company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which the Company has established VSOE, the Company recognizes the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.
The Company periodically negotiates the sale of upgrades and enhancements with its customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.
Standardized Solutions—Prior to January 1, 2006, for software development contracts that did not involve significant modification (“standardized solutions”), the Company did not have VSOE of PCS or evidence that the cost of providing PCS was immaterial. Accordingly, after the standardized solution was implemented and customer acceptance was received, the entire arrangement fee was recognized ratably over the PCS period. As a result, 2006 software development revenues reflected $5,723 in standardized solution revenues which were deferred from previous years. Software development revenues from 2005 would have been increased by $4,024 had the Company had VSOE or evidence that costs of PCS had been immaterial for its standardized solution contracts. Subsequent to January 1, 2006, the Company was able to establish that the cost of providing PCS on the standardized solution arrangements was immaterial and, as a result, began recognizing the entire arrangement fee after the software was implemented and customer acceptance was received, assuming all other revenue recognition criteria had been met. Subsequent to January 1, 2006, the Company accrues the estimated cost of providing PCS at the time the revenue is recorded.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. The Company measures progress toward completion by comparing direct labor hours incurred to total estimated direct labor hours for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.
The Company defers the fair value of PCS as indicated by VSOE and recognizes the revenue ratably over the PCS period.
2)	Other services
Revenue from ATM maintenance and ancillary services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally less than one year.
Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”. The Company obtains manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at March 31, 2007 or March 31, 2008.
As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain software products. The amount of the value-added tax refund included in software development revenue was $1,134, $1,445, $135 and $2,654 for the years ended December 31, 2005 and 2006, for the three months ended March 31, 2007, and the year ended March 31, 2008, respectively.
Revenue in excess of billings is recorded as unbilled receivables, is included in accounts receivable and amounted to $3,154 and $5,847 as of March 31, 2007 and 2008, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.
Research and Development—Research and development expenses include costs related to our research and development center and supporting departments. These costs include payroll, share-based compensation, employee benefits and other headcount-related costs, allocated overhead, purchased software costs, and amortization and depreciation of assets associated with research and development. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all research and development costs when incurred.
Income taxes—Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Effective on April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in SFAS No. 109. See Note 11 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.
Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe significant estimates include time to completion in our customized solutions contracts, allowances for doubtful accounts, assumptions used in calculating share-based compensation and associated forfeiture rates, useful lives of acquired intangible assets, valuation allowance for deferred tax assets, and impairment on long-lived assets and goodwill.
Financial instruments—The carrying value of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term loans and accrued and other current liabilities are carried at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.
Earnings per share (“EPS”)—The Company determined that its Series A and Series B convertible redeemable preferred shares outstanding prior to the completion of its initial public offering were participating securities, as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share through October 24, 2007, the date on which the Series A and Series B convertible redeemable preferred shares were converted into ordinary shares. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the year ended December 31, 2006, the three months ended March 31, 2007 and the year ended March 31, 2008, the application of the two-class method was more dilutive than the if-converted method. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.
Foreign currency translation and foreign currency risk—Longtop Financial Technologies Limited uses the United States dollar as its reporting currency and functional currency. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than United States dollars during the year are converted into United States dollars at the rates of exchange in effect at the transaction dates.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. Their balance sheets are translated into United States dollars based on the rates of exchange existing on the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income in stockholders’ equity.
The RMB is not fully convertible into United States dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the People’s Bank of China on March 31, 2008 was US$1.00 = RMB7.02. As of March 31, 2007 and March 31, 2008, the Company had RMB bank balances located in the PRC of $55,987 and $118,388, respectively.
Concentration of credit risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with one financial institution in Hong Kong and various financial institutions in the PRC.
The Company conducts credit evaluations of customers and generally does not require collateral or other securities from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Share-based compensation—The Company accounts for its share-based compensation arrangements using the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-Based Compensation”. Under this method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period, with a corresponding addition to paid in capital.
Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the relevant years presented, the Company’s comprehensive income consisted of net income and cumulative translation adjustments.
Recent accounting pronouncements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. Management is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 defers the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is evaluating the impact of adopting the provisions of FSP 157-2.
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “ Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closer prior to the effective date of SFAS 141R would apply the provision of SFAS 141R. A company may not apply SFAS 141(R) before that date. Management is currently assessing the impact of SFAS 141(R) on the Company’s consolidated financial position and results of operations.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of ARB 51. SFAS 160 requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires that when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is currently assessing the impact of SFAS 160 on the Company’s consolidated financial position and results of operations.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
On March 19, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133,” or Statement 161. Statement 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No 133, “Accounting for Derivative Instruments and Hedging Activities.” and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Specifically, Statement 161 requires:
•	Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;

•	Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

•	Disclosure of information about credit-risk-related contingent features; and

•	Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). In determining the useful life of acquired intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and may impact any intangible assets the Company acquires.
3)	Fixed assets, net

	March 31,
	2007	2008

Equipment and fixtures	$5,200	$6,586
Leasehold improvements	1,545	1,825
Buildings	1,053	217
Motor vehicles	559	645

	8,357	9,273
Accumulated depreciation	(3,522)	(4,754)

	4,835	4,519
Construction in progress	—	3,648

Fixed assets, net	$4,835	$8,167

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Buildings with a net book value of $507 and nil at March 31, 2007 and 2008, respectively, have been pledged to a bank as security for the Company’s bank borrowing.
Equipment held under capital leases had a net book value of $583 and $1,150 at March 31, 2007 and 2008, respectively.
Total fixed assets depreciation expense recognized in the years ended December 31, 2005 and 2006, three months ended March 31, 2007 and year ended March 31, 2008 was $1,536, $2,143, $301 and $1,780, respectively.
4)	Intangible assets

	March 31,
	2007			2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Backlog	$2,686	$(746)	$1,940	$3,028	$(1,875)	$1,153
Customer lists	4,825	(35)	4,790	4,317	(180)	4,137
Covenants not to compete	603	(7)	596	557	(56)	501
Trade name	—	—	—	953	(32)	921
Developed technology	—	—	—	824	(82)	742
Computer software	1,647	(933)	714	1,510	(1,200)	310

	$9,761	$(1,721)	$8,040	$11,189	$(3,425)	$7,764

Amortization expense was $184, $602, $274 and $1,492 for the years ended December 31, 2005, and 2006, for the three months ended March 31, 2007, and the year ended March 31, 2008, respectively.
During the fiscal year 2008, the Company made an impairment loss for idle intangible assets – software of $393 (2007: Nil).
Estimated amortization expense for each of the five succeeding fiscal years ending March 31 is as follows:

2009	$1,867
2010	974
2011	718
2012	701
2013 and after	3504

$7,764

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
5)	Acquisitions
a) LTI and Minecode
In February 2006, the Company invested $1,500 for a 51.25% equity interest in Longtop International Holdings Limited (“LTI”), a company newly formed for the purpose of providing outsourcing services. The Company and the other shareholders of LTI (“LTI Founders”) had joint control in that most of the key operating decisions required the approval of both the Company and the LTI Founders. As the Company could exercise significant influence on LTI’s operations, the investment was accounted for under the equity method. Upon formation of LTI, the Company accounted for the $732 difference between the cost of its investment in LTI and its proportionate share in LTI’s underlying equity as equity method goodwill, as the basis difference could not be attributed to specific assets of LTI.
In January 2007, the Company purchased the remaining 48.75% equity interest in LTI for a purchase price of $2,437, including cash of $2,365 and acquisition related costs of $72. Additional consideration of $821 in cash and 423,665 ordinary shares is contingently payable in 2008 and 2009 upon LTI’s achievement of certain financial milestones for the twelve months ended December 31, 2007 and December 31, 2008, respectively.
The acquisition was accounted for as a purchase business combination and the results of operations subsequent to the acquisition date and prior to the distribution of LTI and its subsidiaries to the Company’s shareholders have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$574
Fixed assets and other non current assets	47
Identifiable intangible assets	731
Goodwill	1,414
Liabilities	(329)
Total	$2,437
Identifiable intangible assets comprise covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.
In March 2007, the Company acquired 100% of Minecode for a total purchase price of $6,466, which included $6,090 in cash and $376 in acquisition-related costs. Additional consideration of up to $4,060 in cash and 108,810 ordinary shares are contingently payable upon Minecode’s achievement of certain financial milestones for the period from March 2007 to March 2009. The Company’s restricted cash balances at March 31, 2007 included $2,100 which has been paid into an escrow account pending achievement of these milestones.
Minecode provides technology outsourcing services in the United States, primarily for Microsoft.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The acquisition was accounted for as a purchase business combination and the results of operations subsequent to the acquisition date and prior to the distribution of LTI and its subsidiaries to the Company’s shareholders have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Current assets	$1,485
Fixed assets and other non current assets	50
Identifiable intangible assets	4,697
Goodwill	820
Liabilities	(586)

Total	$6,466

Of the additional cash consideration, $487 is contingently payable upon the continued employment of two Minecode employees for a period of two years following the acquisition date. The Company accounted for this component of the purchase price as employee compensation.
Identifiable intangible assets are comprised of covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.
In July 2007, the Company distributed LTI and its subsidiaries Longtop International Inc. (“LII”), Longtop (Xiamen) Software Co., Ltd. (“XLS”), Longtop International Incorporated (“LIIC”), and Minecode LLC acquired in March 31, 2007 (“Minecode”) to the Company’s shareholders by way of a pro rata dividend in kind. LTI and its subsidiaries constituted the Company’s outsourcing segment. See Note 20 for a description of the disposition of LTI and its subsidiaries.
b) ABS
In May 2006, the Company acquired 100% of Grand Legend Holdings Limited and its subsidiary Advanced Business Services (Beijing) Co., Ltd. (together with Grand Legend Holdings Limited referred to as “ABS”) for a purchase price of $9,256, of which $6,000 was paid in cash, an additional $615 was payable in cash on December 31, 2007 subject to a deduction for any unrecorded liabilities as at the date of acquisition, and $2,614 was payable by the issuance of 815,267 ordinary shares of the Company having a fair value of $3.21 per share. The June 2006 ordinary share fair market value of $3.21 per share was determined by the Company based on the value used in the June 2006 sale of Series A Shares. Acquisition costs of $27 were incurred and have been included as a cost of the ABS acquisition. Additional purchase price consideration of $3,616, which was not recorded at December 31, 2006, was contingently payable subsequent to the acquisition date in cash upon ABS’s achievement of certain financial milestones for the period from April 1, 2006 to June 30, 2007. ABS achieved the financial milestones and the additional purchase price consideration of $3,616 was paid in 2008. ABS provides technology services for financial institutions in China. The Company completed the acquisition in order to increase its profit and revenue and expand its presence in Beijing. The purchase price was determined in arms’ length negotiations between the Company and ABS.
The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price is as follows:

Current assets	$4,260
Fixed assets and other non current assets	75
Identifiable intangible assets	2,661
Goodwill	6,088
Liabilities	(3,828)
Total	$9,256

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The excess of purchase price over tangible assets and identifiable intangible assets (backlog) acquired and liabilities assumed were recorded as goodwill. The estimated useful life of the backlog is three years.
The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2005 and 2006 as if the acquisition of ABS had occurred on January 1, 2005 and 2006, respectively, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2005 or 2006, and may not be indicative of future operating results.

	Year Ended December 31,
	2005	2006
	(Unaudited, in thousands)
Revenues	$27,596	$43,536
Operating income	14,464	12,322
Net income	11,880	8,079
Net income per share:
Basic ordinary share	$0.40	$0.24
Basic preferred share	$—	$0.24
Diluted	$0.39	$0.21
c) FEnet
In October 2007, the Company acquired 100% of FEnet Co., Ltd and its subsidiary, Guangzhou FEnet Software Co., Ltd. (“FEnet”) for a purchase price of $3,438 in cash and 396,350 ordinary shares. Additional purchase price consideration of approximately $2,670 in cash was contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. In May 2008, the Company paid $2,404 in settlement of the contingent liability. FEnet provides business intelligence software development services in China. The Company completed the acquisition in order to increase its strength in business intelligence solutions. The purchase price was determined in arms’ length negotiations between the Company and Fenet’s shareholders.
The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price is as follows:

Current assets	$768
Fixed assets and other non current assets	160
Identifiable intangible assets	6,280
Goodwill	4,047
Liabilities	(2,265)
Total	$8,990

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Identifiable intangible assets comprise covenant not to compete, customer relationships, trade name, backlog and developed technology having estimated useful lives of five, 12, 15, one and five years, respectively.
6)	Short-term Borrowings

	March 31,
	2007	2008

Bank loans	$4,396	$—
Bank overdraft	4	—
Revolving credit facilities	3,352	—
Notes payable	647	—
Finance leases — current (note 8)	270	512

	$8,669	$512

Bank loans bore interest at rates of 5.02% to 7.02%. These loans represent borrowings from various financial institutions and each of these borrowings has a term of one year or less. As of March 31, 2007 and March 31, 2008, $646 and nil in bank loans collaterized by buildings with a net book value of $507 and nil, respectively.
As of March 31, 2007, the Company had short-term revolving credit facilities evidenced by agreements with financial institutions totaling $11,378, expiring in January 2008. As of March 31, 2007, unused short-term revolving credit facilities were $8,026 and used facilities totaled $3,352. These borrowings were collateralized by accounts receivable of equivalent value, and bore interest at a weighted-average rate of 5.39% for three-month period ended March 31, 2007and the year ended March 31, 2008, respectively..
In addition to the bank loans and short-term revolving credit facilities, the Company had unused letters of credit and bankers’ guarantee facilities of $10,800 and $2,000 as of March 31, 2007 and 2008, respectively. The facilities will expire in September 2008 The Company has placed deposits of $1,295 and nil against short-term borrowings as of March 31, 2007 and 2008, respectively, which are included in restricted cash. Notes payable are unsecured, bear interest at 7.20% and were repaid in May 2007.
7)	Accrued and other current liabilities

	March 31,
	2007	2008

Other current liabilities	$3,639	$2,907
Withholding tax	415	5,806
Other taxes payable	1,548	2,425
Employee benefits payable	3,617	3,996
Acquisition payable	—	2,404
Income taxes payable	495	1,235

Total accrued and other current liabilities	$9,714	$18,773

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are subject to business tax and value added tax (“VAT”) at the rates of 5% and 6%, respectively, on certain types of service revenues from software development and ATM maintenance and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee’s payroll for remittance to the tax authorities.
8)	Obligations under capital leases
Future minimum capital lease payments at March 31, 2008 are as follows:
For the fiscal year ending March 31,

2009	$549
2010	247

Total minimum leases payments	796
Less: Amount representing interest	(51)

Present value of minimum lease payments	$745

Current	$512
Long-term	233

Total	$745

The interest rates associated with the capital leases, which were used to acquire equipment and fixtures, range from 7.20% to 8.94% per annum.
9)	Convertible redeemable preferred shares
In June 2006 the Company issued 6,360,001 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) for $3.68 per share for gross proceeds of $23,416, less issuance costs of $202.
In December 2006 the Company issued 3,858,005 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) for $6.43 per share for gross proceeds of $24,826 less issuance costs of $153. In addition, on September 5, 2007, the Company issued an additional 95,856 Series B Shares on a pro rata basis to the Series B shareholders of the Company, which represents a correction to the number of the Series B Shares outstanding to reflect the intended capitalization of the Company at the time of the Series B Share issuance in December 2006. The redemption value of the Series B Shares was changed from $6.43 per share to $6.28 per share. The gross proceeds of $24,826 remain unchanged. The accounting impact of this corrective issuance was immaterial.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Upon completion of the Company’s initial public offering on October 24, 2007, each Series A and Series B Preferred Share automatically converted into one ordinary share for a total of 10,313,862 ordinary shares.
The key terms of the Series A and Series B shares were:
Dividends:
The holders of Series A Shares and Series B Shares (collectively the “Preferred Shares”) were entitled to dividends on an as-converted basis.
Conversion:
Each Preferred Share was convertible at the option of the holder into ordinary shares on a one-for-one basis. The conversion ratios of the Preferred Shares were subject to antidilution adjustments on a weighted average basis in the event of issuances by the Company of additional securities at a price per share lower than the respective issuance prices of the Series A Shares and the Series B Shares. The terms of the Preferred Shares provided that they automatically converted into ordinary shares upon among other things, the closing of an underwritten public offering of ordinary shares of the Company where the shares are subsequently traded on the Nasdaq Stock Market’s Global Market, the New York Stock Exchange or another comparable exchange approved by the Board of Directors; Pursuant to these terms, upon the completion of the Company’s initial public offering on October 24, 2007, the Preferred Shares automatically converted into 10,313,862 ordinary shares.
Voting:
Each Preferred Share was entitled to the same number of votes per share as the number of ordinary shares into which it was then convertible. So long as the outstanding Preferred Shares represented, on an as-converted basis, at least 5% of the outstanding ordinary shares of the Company on fully-diluted basis, the holders of a majority of outstanding Preferred Shares were entitled to elect one member to the Board of Directors.
Consent of the holders of a majority of the outstanding Preferred Shares was required for certain major actions of the Company and for alterations in the rights of the Preferred Shares.
Liquidation:
The holders of Preferred Shares had preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of liquidation, which was defined to include a merger, consolidation or reorganization with or into another organization in which the shareholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common equity of the surviving entity. The holders of Preferred Shares were entitled to a liquidation preference equal to the higher of (i) $3.68 per share, in the case of Series A Shares, or $6.43 per share, in the case of Series B Shares, plus any declared but unpaid dividends and (ii) the amount such holders would have been entitled to receive if their shares had been converted into ordinary shares immediately prior to the liquidation.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Redemption:
The holders of Preferred Shares were entitled to have their shares redeemed at the election of the holders of a majority of such shares at any time after June 14, 2011 for a price equal to $3.68 per share, in the case of Series A Shares, or $6.43, in the case of Series B Shares, plus any declared but unpaid dividends. As of both December 31, 2006 and March 31, 2007, the redemption value of the Series A Shares was $23,416, or $3.68 per share, and the redemption value of the Series B Shares was $24,826, or $6.43 per share. The Company did not accrete the issuance costs of the Preferred Shares of $355 to the redemption amount as the Company believed that the likelihood of a redemption event occurring was remote. This determination was primarily based upon the Company’s intent to complete an initial public offering in the near future.
10)	Capital structure
On November 30, 2004, the Company issued 7,500,000 ordinary shares in a private placement to Cathay IT financial Services Ltd. (“Cathay”) at a price of $1.22 per share for gross proceeds of $9,117, and incurred issuance costs of $289. Share subscription commitments from this private placement in the amount of $1,864 were settled in May 2005.
On November 28, 2005, the Company’s shareholders approved a one hundred-for-one share split of the Company’s ordinary shares, with each of the 300 shares then outstanding being divided into 100 shares for a total of 30,000 shares, with a par value per share of $0.01. Also on November 28, 2005, the Company issued 29,970,000 ordinary shares to the Company’s existing shareholders at the rate of 999 shares for each then-outstanding share. The issuance of the 29,970,000 shares was in substance a stock split effected in the form of a nominal share issuance and has been accounted for as a stock split. As a result of the foregoing, each share outstanding prior to such split and issuance became 100,000 ordinary shares. Accordingly, all references to numbers of ordinary shares, per share data and stock option data in the accompanying consolidated financial statements have been restated to reflect both the stock split and the issuance of 29,970,000 shares on a retroactive basis. At December 31, 2005, $200 was receivable from shareholders in connection with the issuance of 29,970,000 ordinary shares. In November 2006, the Company waived payment of the receivable and recorded a corresponding reduction to additional paid-in capital.
In conjunction with the June 2006 sale of Series A Shares and the December 2006 sale of Series B Shares, the Company purchased from Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, 510,000 ordinary shares at $3.68 per share, for total consideration of $1,878, and 750,000 ordinary shares at $6.43 per share for total consideration of $4,826, respectively. As a result, of these purchases, for the year ended December 31, 2006 the Company recorded share-based compensation of $696, which reflects the excess of the purchase price over the fair market value of the ordinary shares.
Pursuant to terms of the September 2006 employment contract with the Company’s Chief Financial Officer, the Company’s Chief Financial Officer purchased 150,000 ordinary shares at price of $3.68 per share. As a result, of this purchase, for the year ended December 31, 2006 the Company recorded share-based compensation of $215, which reflects the excess of the fair market value of the ordinary shares over the purchase price.
In December 2006, the Company issued 815,267 shares as partial consideration for the acquisition of ABS.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In September 2007, in conjunction with the disposition of LTI and its subsidiaries (refer to Note 20), the Company issued 728,973 ordinary shares to its existing shareholders in order to settle the Company’s contingent liabilities in relation to LTI.
On October 9, 2007, the Company effected a 1.5-for-1 share split by means of a share dividend wherein holders of ordinary shares, Series A Shares and Series B Shares received an additional 0.5 share for each share held. The Series A Shares and Series B Shares remained convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented.
On October 24, 2007 the Company issued 8,999,675 ordinary shares in its initial public offering. Upon completion of the initial public offering, each Series A and Series B Share automatically converted into one ordinary share for a total of 10,313,862 ordinary shares.
In November 2007, the Company issued 396,350 ordinary shares in conjunction with the acquisition of FEnet and 129,999 ordinary shares for the exercise of stock options by a related party of the Company’s Chief Financial Officer.
At March 31, 2007 and 2008, the Company had one authorized class of shares, consisting of 1.5 billon ordinary shares with a $0.01 par value per share.
11)	Income taxes
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman or British Virgin Islands withholding tax is imposed upon any payment of dividends.
Hong Kong
The profits of the Company’s subsidiary in Hong Kong are subject to tax at 17.5%. No provision for Hong Kong tax has been made as the Company’s subsidiary in Hong Kong does not have any assessable profit in Hong Kong.
China
Prior to January 1, 2008, the Company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as “new technology enterprises”. Furthermore, new technology enterprises were exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and a reduction to a rate of 15% thereafter. During the years ended December 31, 2005 and 2006, three months ended March 31, 2007, and nine months ended December 31, 2007, substantially all of the operations of the Company in the PRC were subject to tax at 15% as they were located in a special economic zone.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. New technology enterprises will still enjoy a favorable tax rate of 15% provided they can meet the qualifying criteria. . The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.
In addition, the Corporate Income Tax Law provides grandfather treatment for companies qualified as new technology enterprises under the previous income tax laws and rules and established before March 16, 2007 if they continue in the period after January 1, 2008 to meet the criteria for new technology enterprises under the previous income tax laws and rules. The grandfather provision allows these enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. As most of the Company’s income is earned n the Xiamen special economic zone, during the three months ended March 31, 2008 the Company applied an effective tax rate of 18% for income subject to taxation in China.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. All of our China-based subsidiaries are invested by immediate foreign holding companies in Hong Kong. All of these foreign invested enterprises will be subject to the withholding tax on January 1, 2008. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2008, we have not recorded any withholding tax on $6,126 in retained earnings of our foreign invested enterprises in China.
Currently, there are divergent views on how the Corporate Income Tax Law will be implemented. The Company’s ultimate applicable effective tax rate in 2008 and beyond will depend on many factors, including but not limited to whether certain of its legal entities will obtain an approval of their new technology enterprise status under the Corporate Income Tax Law, whether they can continue to enjoy the unexpired tax holidays and how the withholding tax on dividends will be applied. If any of the Company’s subsidiaries cannot obtain an approval on their new technology enterprise status under the Corporate Income Tax Law and/or or if the withholding tax on dividends is applied in a manner different from our understanding, our effective tax rate will be increased significantly.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
The Company adopted the provisions of FIN 48 effective April 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of April 1, 2007, by $500,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet The Company has no additional material uncertain tax positions as of March 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of April 1, 2007 and March 31, 2008 was approximately $338,000 and $247,000 respectively. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Interpretation 48 obligations as of April 1, 2007	$500
Lapse of statute of limitations	(83)
Translation difference	28

Interpretation 48 obligations as of March 31, 2008	$445

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100,000 ($14.2) is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statue of limitations in Hong Kong is six years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
The provision for income tax expense consists of the following:

			Three
			Months	Year
	Year Ended		Ended	Ended
	December 31,		March 31,	March 31,
	2005	2006	2007	2008

Current
China	$(2,275)	$(3,142)	$(415)	$(4,218)
Other jurisdiction	—	—	—	—
Total current income tax expense	$(2,275)	$(3,142)	$(415)	$(4,218)

Deferred
China	$15	$(609)	$(184)	$679
Other jurisdiction	—	—	—	—
Total deferred income tax benefit (expense)	$15	$(609)	$(184)	$679

Total income tax expense	$(2,260)	$(3,751)	$(599)	$(3,539)

The principal components of the deferred tax assets are as follows:

	March 31,
	2007	2008

Deferred tax assets:
Deferred revenue	$228	$1,087
Depreciation and amortization	350	346
Net operating losses carried forward	55	869
Others	44	430

Gross deferred tax assets	677	2,732
Valuation allowance	—	(969)

Total deferred tax assets	$677	$1,763

Reported as:
Current deferred tax assets	$644	$1,517
Long term deferred tax assets	$33	$246

Deferred tax liabilities:
Deferred revenue	$—	$(430)
Depreciation and amortization	(617)	(1,863)
Others	—	(61)

Total deferred tax liabilities	$(617)	$(2,354)

Reported as:
Current deferred tax liabilities	$—	$(491)
Long term deferred tax liabilities	$(617)	$(1,863)

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
As of March 31, 2007, the Company’s subsidiaries had net operating losses (“NOLs”) of $210, of which $87 had no expiry date and $123 will expire in 2027. As of March 31, 2008, the Company’s subsidiaries had net operating losses (“NOLs”) of $3,476 which will expire in 2013. The Company made fully valuation allowance for the net operating losses (“NOLs”), because those subsidiaries become to dormant companies. Movement of the valuation allowance is as follows:

Balance as of March 31, 2007	$—
Addition	(969)

Balance as of March 31, 2008	$(969)

A reconciliation between the provision for income tax computed by applying the statutory PRC enterprise income tax rate to income before income taxes and the actual provision for income tax is as follows:

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Statutory rate	15.0%	15.0%	15.0%	15.5%
Share-based compensation expenses not deductible for tax purposes	—	15.6%	2.0%	56.4%
Effect of different tax rate of group entity operating in other jurisdiction	—	—	20.0%	(1.9%)

Effect of different tax rate of subsidiaries	—	—	—	(0.8%)
Expenses not deductible for tax purposes	1.1%	0.6%	5.8%	1.9%
Valuation allowance	—	—	—	12.5%
Income tax refund	—	—	—	(25.4%)
Non-taxable income	(1.2%)	(0.5%)	—	(4.8%)
PRC new income tax law impact	—	—	(1.8%)	(5.9%)
Other reconciling items	0.4%	(0.3%)	2.0%	(1.9%)

	15.3%	30.4%	43.0%	45.6%

12)	China Employee Benefit Plan
The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its contribution. During the years ended December 31 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008, the Company recorded an expense of $764, $1,258, $489, and $1,591, respectively, for such benefits and had an accrued liability of $2,133 and $2,251 as of March 31, 2007 and 2008, respectively, for liabilities to these funds.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
13)	Share-Based Compensation
The Company has recorded the following share-based compensation expenses:

			Three
			Months	Year
	Year ended		Ended	Ended
	December 31,		March 31,	March 31,
	2005	2006	2007	2008
Total share-based compensation expense	$37	$12,883	$235	$28,188

As of March 31, 2008, there was $13,204 of total unrecognized compensation expense, net of forecasted forfeitures, related to the Company’s share-based compensation arrangements, which is expected to be recognized over a weighted-average period of approximately 3 years.
2005 Long Term Incentive Plan
Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At March 31, 2007 and 2008, 4,050,000 and 8,550,000 respectively, options and RSUs to purchase ordinary shares of the Company were authorized.
The vesting periods of the options under the 2005 Incentive Plan are determined based on individual stock option agreements. The 900,000 options granted in 2005 and 226,500 options granted in 2006 vest over three one-year periods with one-third vesting each anniversary date. For the remaining options granted in 2006, 221,640 vest over two years with one-half vesting at the end of each anniversary date and the 390,000 options issued to the Company’s Chief Financial Officer with an exercise price of $3.68 per share vest one-third after the first anniversary date and the remaining two-thirds vest equally over the next eight quarters.
During the three months ended March 31, 2007, the Company granted a total of 2,522,100 options with vesting terms from two to four and one half years. These options included options granted to a member of the Board of Directors for the purchase of 112,500 ordinary shares of the Company at an exercise price of $6.43, vesting over 2 years, and 300,000 options granted to the Company’s Chief Executive Officer at an exercise price of $6.43, vesting over 4 years.
In September 2007, the Company granted, options for the purchase of 112,500 ordinary shares of the Company at an exercise price of $6.43, vesting over four years, to certain employees and consultants.
The vesting periods of the RSUs under the 2005 Incentive Plan are determined based on individual agreements and generally vest over four years. The 4,800,000 RSUs granted in 2005 and 203,250 RSUs granted in 2006 could only be sold when the Company’s shares became publicly tradable in an initial public offering (“IPO”). As the RSUs would be forfeited if an employee left 30 days prior to the IPO, the RSUs were accounted for as if they were unvested. No share-based compensation expense was recorded in 2005 or 2006 on the RSUs as the IPO was considered a performance condition which was not considered probable until it occurred.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Jia Xiaogong, the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Jia Xiaogong. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests at a cost of $4.83 per ordinary share in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”) whose RSUs had been cancelled and granted interest in 30,000 shares without any cost. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, during the year ended December 31, 2006, the Company recorded $2,904 in compensation expense as Bloomwell was considered a significant shareholder of the Company. In October 2007, Well Active cancelled Promissory Notes and accrued interest for 4,790,550 shares which resulted in share-based compensation expense of $24,811 during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related Promissory Notes and accrued interest. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2008.
In February 2006, Bloomwell transferred 2,250,000 ordinary shares of the Company to Concentra Holdings Limited, a company controlled by Lian Weizhou, the Chief Executive Officer, for no consideration. The Company recorded share-based compensation expense of $7,695 on this transfer because Lian Weizhou is an officer of the Company and Bloomwell is a significant shareholder.
In conjunction with the June 2006 sale of Series A Shares and the December 2006 sale of Series B Shares, the Company purchased from Bloomwell 510,000 ordinary shares at $3.68 per share for total consideration of $1,877 and 750,000 ordinary shares at $6.43 per share for total consideration of $4,825, respectively. As a result of these share purchases, for the year ended December 31, 2006, the Company recorded share-based compensation of $696, which reflects the excess of the purchase price over the fair market value of the ordinary shares.
Pursuant to terms of the September 2006 employment contract with the Company’s Chief Financial Officer, Well Active transferred 150,000 of the Company’s ordinary shares for no consideration to its Chief Financial Officer. The Company recorded share-based compensation of $767 on this transfer because the Chief Financial Officer is an officer of the Company and Well Active is controlled by a significant shareholder.
In September 2007, the Company granted to employees and a consultant subject to the closing of its initial public offering, 541,650 RSUs vesting over four years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
In February 2008, the Company granted, 95,000 RSUs vesting over four years.
A summary of the share option activity is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	exercise	contract	Total fair
	of options	price	term	value
Outstanding at April 1, 2007	3,894,240	$5.17	4.61	$4,111
Granted	112,500	$6.43
Exercised	(237,249)	$3.37
Forfeited or cancelled	(538,950)	$6.27

Outstanding at March 31, 2008	3,230,541	$5.16	4.02	$44,309

Share options vested or expected to vest at March 31, 2008	2,927,297	$5.08	4.02	$40,383
Share options exercisable at March 31, 2008	720,970	$2.73	3.33	$11,642
The weighted-average grant-date fair value of options granted for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008 was $3.22, $4.21, $5.95 and $12.34, respectively.
A summary of the RSU activity is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number	grant-date	contract	Total fair
	of RSUs	fair value	term	value
Outstanding at April 1, 2007	—	$—
Granted	636,650	$17.27
Exercised	—	$—
Forfeited or cancelled	(27,000)	$17.33

Non-vested at March 31, 2008	609,650	$17.27	4.51	$11,510

RSUs vested or expected to vest at March 31, 2008	601,226	$17.27	4.51	$11,351
RSUs exercisable at March 31, 2008	—	$—	—	$—
The Company determined the fair value of the ordinary shares underlying the options and RSUs by considering a number of factors to determine the Company’s aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The May 2006 ordinary share value was based on a valuation performed in March 2006, due to minimal changes in the business between the two dates and the relatively small size of the grant.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
After the sale of Preferred Shares in June 2006, the valuation model allocated the equity value between the ordinary shares and the Preferred Shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the Preferred Shares are liquidated.
For September 2007, the Company determined fair market value based on the actual initial public offering price per share of $17.50.
The fair value of each RSU was assumed to be equal to the ordinary share value of the Company. Prior to September 2007, the remaining weighted average contract life for RSUs is nil because the RSUs have no vesting terms.
The fair value of each award is estimated on the date of grant using a binomial option pricing model that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Company uses historical data to estimate option exercise and employee termination within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The dividend yield has been estimated based on the Company’s intended future dividend plan.

			Three
			Months	Year
	Year Ended		Ended	Ended
	December 31,		March 31,	March 31,
	2005	2006	2007	2008

Average risk-free rate of return	4.46%	4.80%	3.99%	3.36%

Weighted average expected option life	3.73 years	2.58 – 4.54 years	2.90 – 4.84 years	3.21 years

Volatility rate	57.20%	54.33%	55.00%	55.10%

Dividend yield	0%	0%	0%	0%

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
14)	Earnings per share
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Income from continuing operations	$12,540	$8,571	$1,007	$4,220
Loss from discontinued operations	—	(263)	(239)	(1,293)
Amount allocated to participating securities-income from continuing operations	—	(919)	(299)	(4,665)
Amount allocated to participating securities-loss from discontinued operations	—	35	102	331

Net income (loss) attributable to ordinary shareholders	$12,540	$7,424	$571	$(1,407)

Shares (denominator):
Weighted average ordinary shares outstanding — basic	30,000,000	29,761,901	29,705,267	38,692,405
Weighted average preferred shares outstanding — basic	—	3,545,217	10,218,005	5,767,286
Dilutive effect of RSUs and employee stock options	420,822	4,567,136	403,224	—

Diluted shares outstanding	30,420,822	37,874,254	40,326,496	38,692,405

Net income (loss) per share:

Continuing operations	$0.42	$0.26	$0.03	$(0.01)
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.03)

Basic ordinary share	$0.42	$0.25	$0.02	$(0.04)

Continuing operations	$0.00	$0.26	$0.03	$0.81
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.06)

Basic preferred share	$0.00	$0.25	$0.02	$0.75

Continuing operations	$0.41	$0.23	$0.02	$(0.01)
Discontinued operations	$0.00	$(0.01)	$(0.01)	$(0.03)

Diluted	$0.41	$0.22	$0.01	$(0.04)

As of March 31, 2008, 5,767,286 preferred shares and 1,965,032 RSU and employee stock options have been excluded from the diluted net income (loss) per share calculation because their inclusion would have been antidilutive.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
15)	Commitments and Contingencies
The Company leases certain office premises and certain building areas under non-cancelable operating leases. Rent expense under operating leases for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the year ended March 31, 2008 was $334, $538, $210 and $1,315, respectively.
Future minimum lease payments under non-cancelable operating leases agreements at March 31, 2008 are as follows:
For fiscal year ending March 31,

2009	$1,128
2010	883
2011	265
2012	265
2013	265
2014 and after	656

$3,462

The Company has signed contracts to purchase an office building for $12.2 million of which $8,721 is payable prior to March 31, 2009.
Certain customized and standardized software contracts include indemnification clauses that indemnify Longtop’s customers against liabilities and damages arising from intellectual property infringement claims relating to the software licensed by Longtop. The indemnification obligates the Company to make payments to the guaranteed licensee if an infringement claim against the licensee occurs that results in any liabilities or damages related to the licensed software. The Company has not recorded any liability with respect to the potential infringement and profit-sharing claims associated with the Company’s intellectual property as it is the Company’s assessment that the risk of claims being asserted against the Company resulting from the potential infringement is remote.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
16)	Certain significant risks and uncertainties
The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total revenue are as follows:

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Customer A as a percentage of total revenue	51%	42%	45%	24%
Customer B as a percentage of total revenue	29%	30%	22%	11%
Customer C as a percentage of total revenue	*	*	10%	16%

*	Less than 10%
The accounts receivable from these three customers represents 65% and 40% of the Company’s accounts receivable as of March 31, 2007 and 2008, respectively.
17)	Related parties balances and transactions
The amounts due to related parties of $54 at March 31, 2008 (March 31, 2007: nil) includes $12 which is due to LTI for travel expenses paid on behalf of the Company and $42 due to Well Active for initial public offering proceeds collected by the Company on Well Active’s behalf. Balances due to related parties are unsecured, interest-free and have no fixed repayment terms.
In February 2007, the Company paid a dividend of $1,200 to Bloomwell and $133 to Concentra Holdings Limited. All other shareholders had waived their right to the dividend. The dividend of $1,333 was recorded as compensation expense as these companies are controlled by the Company’s Chairman of the Board of Directors and Chief Executive Officer.
On October 5, 2007, the Company declared a $30 million cash dividend payable to its then-current shareholders, subject to completion of its initial public offering. The dividend was paid subsequent to the initial public offering.
18)	Restricted net assets
Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principals and the relevant financial regulations applicable to enterprises with foreign investment of the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries the PRC subsidiaries share capital of $17,049 and $95,729 at March 31, 2007 and 2008, respectively, is considered restricted. As a result of these PRC laws and regulations, as of March 31, 2007 and 2008, approximately $24,775 and $106,593, respectively, is not available for distribution to the Company by its PRC subsidiaries.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
19)	Segment and geographic information
The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker has been identified as the Chief Executive Officer. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
As of March 31, 2008, the Company has three reportable segments: software development, ATM maintenance and ancillary services. The software development segment is responsible for the development, maintenance and integration of software in accordance with the customers’ specifications and requirements and includes assistance in implementation, customization and integration, post-contract customer support, training and consulting. The ATM maintenance segment is engaged in the maintenance of ATM machines. The ancillary services segment is engaged in the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, and design, consulting and supplementary technology related services. The procurement of hardware and software is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.
Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.
The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.
Analysis of reportable segments (management information):

	Year Ended December 31, 2005
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Gross revenues from external customers	$21,568	$1,096	$2,622	$25,286
Segment gross profit	$19,590	$358	$1,815	$21,763

	Year Ended December 31, 2006
	Software	ATM maintenance	Ancillary
	development	services	services	Total

Gross revenues from external customers	$33,312	$2,856	$7,012	$43,180
Segment gross profit	$28,809	$1,614	$5,094	$35,517

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)

	Three Months Ended March 31, 2007
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Gross revenues from external customers	$5,869	$846	$1,035	$7,750
Segment gross profit	$3,968	$424	$852	$5,244

	Year Ended March 31, 2008
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Gross revenues from external customers	$55,729	$4,333	$6,628	$66,690
Segment gross profit	$34,009	$2,285	$3,967	$40,261
Substantially all of the Company’s long-lived assets are located in the PRC. In addition, substantially all of the Company’s revenues are generated in the PRC.
20)	Discontinuance of Outsourcing Operation
During July 2007, in order to focus on its China software and IT services business, the Company discontinued its outsourcing operations which included LTI and its subsidiaries . The disposal of LTI and its subsidiaries was undertaken by way of a pro rata dividend in kind to the Company’s shareholders, which amounted to $12,194 — equal to the carrying value of the net assets on the dividend date. In addition to the payment of the dividend of $12,194, the Company undertook the following transactions:
On September 12, 2007, the LTI Founders and the Company agreed to modify certain LTI US Founder equity and other arrangements and agreed to other matters, including: the existing rights of the LTI Founders to acquire, in total, 315,000 of the Company’s ordinary shares at $6.43 per share pursuant to existing stock options and existing agreements to acquire 300,000 of the Company’s ordinary shares for no consideration from Well Active were cancelled; (2) it was confirmed that the LTI Founders unvested options to acquire 107,250 Longtop ordinary shares with a $3.00 per share exercise price were permitted to continue to vest; (3) the LTI Founders exercised 107,250 vested options to purchase ordinary shares in the Company and the Company purchased the shares for a net purchase price of $930, payable no later than January 31, 2008; and (4) the Company provided a guarantee that LTI would pay $1,225 (the “1,225 Obligation”) to the LTI Founders. The Company recorded the $1,225 as loss from discontinued operations during the year ended March 31, 2008.
In addition, on September 12, 2007, the Company’s Board of Directors:
1) Declared a cash dividend of $1,225 to the Company’s shareholders (the “$1,225 Dividend”) subject to approval of the Company’s shareholders payable prior to Company’s initial public offering. The $1,225 Dividend was subsequently approved by the shareholders and paid in the year ended March 31, 2008. In the same year, the Company’s shareholders contributed the $1,225 Dividend to LTI, which used to settle the $1,225 Obligation to the LTI Founders.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
2) Declared a share dividend of 150,000 ordinary shares payable to the Company’s shareholders, subject to the approval of the shareholders, to in turn be contributed by the shareholders to LTI for future LTI employee and consultant equity incentives. The dividend was subsequently approved by the shareholders and paid in the year ended March 31, 2008.
3) Approved the terms of the management and services agreement between LTI and the Company, which took effect upon the closing of the Company’s initial public offering. Under this agreement, the Company provides certain managerial, finance and accounting services to LTI, in return for (1) $15,000 per month for accounting services; (2) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (3) market rates for outsourcing services to be provided by the Company. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use. During the year ended March 31, 2008, the Company recorded in other services revenue an amount of $125, which was billed to LTI pursuant to the management and services agreement.
Subsequent to the completion of the foregoing arrangements, the Company’s contingent obligations in relation to LTI consisted of (1) $4,006 in cash, consisting of (a) $1,225 for the $1,225 Obligation, (b) $821 in contingent consideration related to the 48.75% acquisition of LTI and (c) $1,960 for the unescrowed portion of the contingent consideration and compensation arrangements related to the acquisition of Minecode and (2) 728,973 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations were provided for in full by the above-described dividends and contributions. Prior to the Company’s distribution of LTI to the Company’s shareholders, the Company had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise. At March 31, 2008, 416,400 of the options issued to LTI employees were outstanding.
As a result of the disposal described above, the outsourcing business has been reported as a discontinued operation. There were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at March 31, 2008.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006, THREE MONTHS ENDED MARCH 31,
2007, AND YEAR ENDED MARCH 31, 2008
(in U.S. dollar thousands, except share and per share data)
Accordingly, the Company’s consolidated statements of operations separate the discontinued operation for all years presented. Summarized operating results reported as discontinued operations in the accompanying consolidated statements of operations were as follows for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007 and the year ended March 31, 2008:

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Revenues	$—	$—	$1,006	$4,543
Pre-tax loss from discontinued operations	$—	$(263)	$(259)	$(1,178)
Benefit (provision) for income taxes	$—	$—	$20	$(115)
Loss from discontinued operations, net of taxes	$—	$(263)	$(239)	$(1,293)
(in U.S. dollar thousands, except share and per share data)

* * * * * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share amounts)
BALANCE SHEETS

	March 31,	March 31,
	2007	2008

Assets
Current assets:
Cash and cash equivalents	$10,756	$12,429
Restricted cash	—	84
Amounts due from subsidiaries	14,839	105,628
Other current assets	950	265

Total current assets	26,545	118,406

Investment in subsidiaries	70,214	119,001

Total assets	$96,759	$237,407

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Amounts due to subsidiaries	$1,967	$1,828
Amounts due to related parties	—	42
Accrued and other current liabilities	2,885	647

Total current liabilities	4,852	2,517

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and nil shares authorized, issued and outstanding as of March 31, 2007 and 2008, respectively)	$23,214	$—
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and nil shares authorized, issued and outstanding as of March 31, 2007 and 2008, respectively)	24,673	—

Total mezzanine equity	47,887	—

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 29,705,267 and 50,274,126 shares issued and outstanding as of March 31, 2007 and 2008)	$297	$502
Additional paid-in capital	19,120	234,771
Retained earnings/(Accumulated deficit)	22,320	(14,021)
Accumulated other comprehensive income	2,283	13,638

Total shareholders’ equity	44,020	234,890

Total liabilities, mezzanine equity and shareholders’ equity	$96,759	$237,407

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share amounts)
STATEMENTS OF OPERATIONS

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Revenues:	$—	$—	$—	$125
Cost of revenues:	—	—	—	—

Gross profit	—	—	—	125

Operating expenses:
General and administrative	236	14,473	1,741	30,871

Total operating expenses	236	14,473	1,741	30,871

Loss from operations	(236)	(14,473)	(1,741)	(30,746)

Profit from investment in subsidiaries	12,771	22,954	2,509	32,089
Loss from investment in an associate	—	(263)	—	—
Interest income	5	90	—	1,584

Income before income tax expense	12,540	8,308	768	2,927
Income tax expense	—	—	—	—

Net income	$12,540	$8,308	$768	$2,927

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share amounts)
STATEMENTS OF CASH FLOW

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Cash flows from operating activities:
Net income	$12,540	$8,308	$768	$2,927

Adjustments to reconcile net income to net cash provided by operating activities:
Profit from investment in subsidiaries	(12,771)	(22,954)	(2,509)	(32,089)
Loss from investment in an associate	—	263	—	—
Share-based compensation	37	12,883	235	28,188

Changes in assets and liabilities, net of effects of acquisitions:
Amounts due from subsidiaries	(406)	(7,865)	(6,418)	(105,359)
Other current assets	(485)	481	4	685
Amounts due to subsidiaries	—	—	—	(139)
Accrued and other current liabilities	5	958	329	(6,665)

Net cash used in operating activities	(1,080)	(7,926)	(7,591)	(112,452)

Cash flows from investing activities:
Change in restricted cash	—	—	—	(84)
Investment in an associate	—	(1,345)	—	—
Investment in subsidiary	—	(6,257)	(2,410)	—
Acquisition of subsidiary	—	(6,026)	—	—

Net cash used in investing activities	—	(13,628)	(2,410)	(84)

Cash flows from financing activities:
Proceeds of subscription receivable	1,814	—	—	—
Dividend paid	(930)	—	—	(32,781)
Stock options exercised	—	—	—	478
Sale of preferred shares, net of issue costs	—	47,887	—	—
Sale of ordinary shares	—	552	—	146,470
Repurchase of ordinary shares	—	(6,704)	—	—
Amounts due to related parties	—	755	(755)	42

			Three
			Months	Year
			Ended	Ended
	Year Ended December 31,		March 31,	March 31,
	2005	2006	2007	2008

Net cash provided by (used in) financing activities	884	42,490	(755)	114,209

Net increase (decrease) in cash and cash equivalents	(196)	20,936	(10,756)	1,673

Cash and cash equivalents, beginning of period	772	576	21,512	10,756

Cash and cash equivalents, end of period	$576	$21,512	$10,756	$12,429

Supplemental disclosure of non-cash investing and financing activities:
Shareholder subscription receivable	$—	$200	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$—	$155	$—	$—
Acquisition:
Fair value of ordinary shares issued	$—	$2,614	$—	$—
Cash consideration	$—	$6,027	$—	$—
Cash consideration payable	$—	$615	$—	$—

Assets acquired	$—	$9,256	$—	$—

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share amounts)
NOTES TO SCHEDULE I—FINANCIAL INFORMATION OF LONGTOP FINANCIAL TECHNOLOGIES LIMITED
1. The financial statements of Longtop Financial Technologies Limited (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company.
2. As of March 31, 2007 and 2008, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.
3. For the years ended December 31, 2005 and 2006, the three months ended March 31, 2007 and the year ended March 31, 2008, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

EXHIBIT INDEX

Exhibit
No.	Description

1.1	First Amended and Restated Memorandum of Association of the Registrant (filed herewith).

1.2	First Amended and Restated Articles of Association of the Registrant (filed herewith).

2.1	Deposit Agreement, among the Registrant, the depositary and holder of American Depositary Receipts (filed herewith).

4.29	Human Resource Service Agreement dated as of May 18, 2007 between Xiamen Longtop System Co., Ltd. and Xiamen Longtop Human Resource Service Co., Ltd (filed herewith).

4.30	Form of Purchase and Sale Agreement between Xiamen Longtop Financial Technology Management Co., Ltd. and Xiamen Land Development Company (filed herewith).

8.1	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.