Form 20-F
period 2009-03-31
LONGTOP FINANCIAL TECHNOLOGIES LTD
filed 2009-06-29
CIK 1412494

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
Flat A, 10/F., Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American depositary shares, each representing
one ordinary share, par value US$0.01 per share.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2009:
51,036,816 ordinary shares, par value US$0.01 per share.
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
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

In this annual report on Form 20-F, unless the context otherwise requires, “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries and variable interest entity; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “shares” or “ordinary shares” refers to our ordinary shares, par value US$0.01 per share; “ADSs” refers to American depositary shares, each representing one ordinary share; “Renminbi” or “RMB “ refers to the legal currency of China; and “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.
We have registered seven trademarks, including “Longtop” and “” (the “Longtop” characters in Chinese), and are in the process of applying for the registration of approximately 40 other trademarks with the Trademark Office of the State Administration for Industry and Commerce of China. In addition, we have three registered trademarks, our company logo, “Longtop Group” and “Longtop”, with the International Bureau of the World Intellectual Property Organization, WIPO. This annual report also contains product and service names of companies other than Longtop that are trademarks of their respective owners. We also had three pending patent applications in China.
We intend to make this annual report and other periodic reports publicly available on our website, www.longtop.com, immediately following their filing with the U.S. Securities and Exchange Commission, or SEC. None of the information contained on our websites is incorporated by reference into this annual report. We assume no obligation to update or revise any part of this annual report, whether as a result of new information, future events or otherwise, unless we are required to do so by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” the negative of these terms, or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
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
Although we believe that our expectations expressed in these forward-looking statements are reasonable, our actual results, performance or achievements could be materially different from those expressed or implied by the forward-looking statements. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the sections entitled “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Government Regulation,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional discussion of factors which could adversely impact our business and financial performance.
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
Item 3: Key Information
Selected Consolidated Financial and Statistical Data
The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this annual report on Form 20-F and Item 5, “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our selected consolidated income statement data presented below for the year ended December 31, 2006, the three months ended March 31, 2007, and the years ended March 31, 2008 and 2009, and our selected consolidated balance sheet data as of March 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated income statement data for the years ended December 31, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and March 31, 2007 were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our selected consolidated income statement data for the three months ended March 31, 2006 were derived from our unaudited consolidated financial statements that are not included in this annual report on Form 20-F and have been prepared on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating result for the period presented. Our consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.
Effective April 1, 2007, we changed our fiscal year from a calendar year to a fiscal year ending March 31. As a result, we prepared audited financial statements for the three months ended March 31, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,			Three Months Ended March 31,		Year Ended March 31,
	2004	2005	2006	2006	2007	2008	2009
	($ in thousands, except share and per share or ADS data)

Consolidated Statement of Operations Data:
Revenues:
Software development	13,166	21,394	32,901	4,481	5,799	55,147	89,559
Other services (1)	1,954	3,688	9,745	1,799	1,846	10,769	16,737

Total revenues	15,120	25,082	42,646	6,280	7,645	65,916	106,296
Cost of revenues:
Software development	1,921	1,804	4,092	370	1,831	21,138	26,294
Other services	646	1,515	3,037	548	570	4,517	10,123

Total cost of revenues	2,567	3,319	7,129	918	2,401	25,655	36,417

Gross profit	12,553	21,763	35,517	5,362	5,244	40,261	69,879

Operating expenses (2)	4,182	6,522	22,921	10,986	3,614	33,864	25,492

Income (loss) from operations	8,371	15,241	12,596	(5,624)	1,630	6,397	44,387

Net income (loss)	6,621	12,540	8,308	(4,070)	768	2,927	43,472

Net income (loss) per share/ADS:
Basic ordinary share	0.29	0.42	0.25	(0.14)	0.02	(0.04)	0.86
Diluted	0.29	0.41	0.22	(0.14)	0.01	(0.04)	0.83

Shares used in computation of net income (loss) per share:
Basic ordinary share	23,125,000	30,000,000	29,761,901	30,000,000	29,705,267	38,692,405	50,545,151
Diluted	23,125,000	30,420,822	37,874,254	30,000,000	40,326,496	38,692,405	52,368,317
Cash dividends declared per ordinary share	0.08	0.03	—	—	—	0.93	—

Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	—	—	1,006	4,543	—

Includes share-based compensation expenses as follows:
Cost of revenues	—	—	839	1	3	8,061	1,901
Operating expenses	—	37	12,044	7,823	232	20,127	3,747

				Three Months		Year Ended
	Year Ended December 31,			Ended March 31,		March 31,
	2004	2005	2006	2006	2007	2008	2009

Software development gross profit margins	85.4%	91.6%	87.6%	91.7%	68.4%	61.7%	70.6%
Other services gross profit margins	66.9%	58.9%	68.8%	69.5%	69.1%	58.1%	39.5%
Gross profit margins	83.0%	86.8%	83.3%	85.4%	68.6%	61.1%	65.7%
Income from operations margins	55.4%	60.8%	29.5%	(89.6%)	21.3%	9.7%	41.8%
Net income margins	43.8%	50.0%	19.5%	(64.8%)	10.0%	4.4%	40.9%

	As of December 31,			As of March 31,	As of March 31,
	2004	2005	2006	2007	2008	2009

Consolidated Balance Sheet Data:

Cash and cash equivalents	9,385	24,894	81,319	69,920	204,526	238,295
Accounts receivable, net	8,746	9,120	17,294	19,495	21,254	29,861
Total current assets	26,314	40,098	107,047	97,766	239,224	279,974
Total current liabilities	23,177	29,371	31,621	27,689	33,460	44,489
Total mezzanine equity	—	—	47,887	47,887	—	—
Total shareholders’ equity	9,617	23,450	42,426	44,020	234,890	292,358
Total liabilities, mezzanine equity and shareholders’ equity	32,905	52,937	122,426	120,432	270,891	338,473
Exchange Rate Information
Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report have been made at the rate of RMB6.8329 to $1.00, which was the noon buying rate in effect as of March 31, 2009 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may reduce the market value of our ADSs.” On June 19, 2009, the noon buying rate was RMB6.8360 to $1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or have used or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.
The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month of the years shown.
Average exchange rates of Renminbi per U.S. Dollar

Average

Year ended December 31, 2004	8.2768
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579
Year ended December 31, 2007	7.5806
Year ended December 31, 2008	6.9193

The table below shows the high and low exchange rate of Renminbi per U.S. dollars for each of the six months from December 2008 to May 2009:
Recent exchange rates of Renminbi per U.S. Dollar
Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8360	6.8180
May 2009	6.8326	6.8176
Risk Factors
An investment in our ADSs involves significant risks. You should consider carefully all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We focus mostly on the financial services industry. Our growth depends on the growth of financial services companies in China and their IT investment. The recent growth of financial services companies in China and their IT investment may not continue, and our revenues may not grow or may even decline. We may be adversely affected by the recent slowdown in China’s economy and the recent global crisis in the financial services and credit markets.
We derive substantially all our revenues from the financial services industry, and our recent revenue growth has been driven by growth in both China’s financial services industry and related IT solutions and service spending by industry participants. This growth may not continue at the same rate or at all. We believe substantial changes in the financial services industry, including decreasing profit margins in certain sectors, regulatory and technological changes and other trends, in recent years have led to increased IT solutions and services spending. A reduction in the rate of change could reduce demand for our software solutions and services and our revenues may not grow or may even decline.
The financial services industry is also sensitive to changes in economic conditions and unforeseen events, including political instability, recession, inflation or other adverse occurrences. In the first quarter of the 2009 calendar year, the reported growth rate of China’s gross domestic product decreased to 6.1%, down from growth at a rate of 9.0% for the 2008 calendar year and from a rate of 13% for the 2007 calendar year, and the worldwide economy is currently suffering a severe downturn precipitated by a crisis in the financial services and credit markets. Although we do not believe that our business has been adversely affected to date, this overall slowing in the rate of growth of China’s economy, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house, which could harm our results of operations and business prospects.

We depend on a few clients for a significant portion of our revenues and this dependence is likely to continue. If we fail to obtain business from these key existing clients, our revenues will decline.
Historically we have depended on two of the four state-controlled national banks, or Big Four banks, for the majority of our revenues. In the years ended December 31, 2005 and 2006, two of the Big Four banks together accounted for 80% and 72% of our total revenues. We subsequently increased our business with a third Big Four bank. In the year ended March 31, 2009, our three Big Four Bank customers each accounted for 10% or more of our total revenue and collectively accounted for 44% of our revenues, with the largest of these Big Four Banks accounting for 22% of our revenues. We do not have long-term contracts with these banks. We enter into contracts with bank headquarters or branches with independent procurement authority. Each contract is for the provision of solutions or services for the duration of the relevant project or services. We expect that a significant portion of our sales will continue to be generated by a small number of clients.
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
Our business may be adversely affected if our business with our clients is reduced due to the following reasons:
•	Our clients may change their decision-making body for making IT investments and key decision makers may change. The decision to purchase our software solutions and services is in some cases made by bank headquarters and in other cases by local bank branch offices. For each key client, we use a sales team dedicated to maintaining close relationships with the relevant IT procurement decision-makers. We build these extensive relationships over the course of several years. However, IT purchasing authority may become more centralized or transferred to different bodies. If a bank centralizes purchasing decisions or otherwise changes the decision making body or level within the bank at which the purchase decision is made or a key decision-maker is replaced, transferred or leaves the bank, our client relationships may be disrupted and we may be unable to effectively and timely restore these relationships.
•	Consolidation of our clients and growth of in-house capabilities. There is a growing trend for financial institutions in China to consolidate. As these institutions grow in size, they may exert pricing pressure on vendors, and/or find it more cost-effective to set up their own IT departments or divisions to meet their IT needs, instead of relying on third-party companies for solutions and services. In addition, as restrictions against foreign ownership in banking and insurance industries ease, more foreign investors may acquire stakes in or form strategic alliances with PRC financial institutions, and may direct or influence management to use IT vendors recommended or favored by the investor, leading to lost or reduced business with these existing clients.
•	Our clients fail to expand. The financial services industry in China is becoming increasingly competitive. Our clients may not successfully compete with their domestic and foreign competitors in the future. If our key clients suffer a reduced market share or their results of operations and financial condition are otherwise adversely affected, they may reduce their IT spending and change expansion plans for their IT systems, which in turn may materially and adversely affect our growth and results of operations.

We transferred to our clients our intellectual property rights in several of our customized software solutions and may not own all the intellectual property rights to our software solutions subsequently sold to others. We may be subject to intellectual property infringement claims from these clients and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business and materially affect our gross margin and net income.
Over half of our customized software solutions contracts between December 2006 and September 2007 and some of our customized software solutions contracts prior to December 2006 provide that the contracting client owns the intellectual property rights to software solutions developed under the contracts. Most of these contracts provide that we have the right to own and commercialize any substantial improvements we make to the customized software solutions developed under the contracts. A small number of these affected contracts either do not explicitly provide us with these rights or provide that we do not have these rights. A small number of our now-discontinued standardized software solutions were based on, and our future standardized solutions may be derived from, at least in part, customized software solutions developed under our customized solutions. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).
In October 2007, we implemented more stringent criteria for approving IP-related provisions in our client contracts. Since then, overall contracts providing that our clients own the intellectual property rights to customized software solutions developed under these contracts account for less than 35% of all of our customized contracts. However, of those affected contracts: (1) the substantial majority provide that we have the right to own and commercialize any substantial improvements we make to the customized software solutions developed for clients and (2) the balance—where we have no such rights—account for less than 5% of all of our customized contracts. In addition, we seek to limit those contracts where we do not have those commercialization rights to improvements made by us to (x) new phases for pre-existing projects, where it is commercially difficult to change pre-existing contractual terms, and (y) projects where we view the technology involved as unlikely to be used for future customized or standardized solutions.
In addition, in a small number of our software solutions contracts, we have joint ownership rights with our clients to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, we may be subject to profit-sharing claims to our later developed solutions that may be deemed “improvements” to solutions we initially developed under these contracts.
If we are found to have violated the intellectual property rights of others, we may be enjoined from using these intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we typically indemnify clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions, and are therefore subject to indemnity claim risks. We may incur substantial expenses defending third party infringement claims, regardless of their merit. Successful infringement, licensing or indemnity claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margin and net income.
We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of clients, reduce our revenues and harm our competitive position.
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of March 31, 2009, we had three pending patent applications in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current lack of patent protection may prevent us from being able to stop any unauthorized use of our software or other intellectual property. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may be unable to effectively execute projects, maintain, expand or renew existing client engagements and obtain new clients if we fail to attract, train, motivate and retain quality employees, particularly highly skilled engineers and mid-level managers, who can effectively perform the services offered by us.
We depend on highly skilled engineers and mid-level managers, constituting the bulk of our employee base, to effectively develop and deliver our solutions and services. Recently, the growth of our business has been and may continue to be limited by our ability to attract, train and retain these qualified individuals. The market for qualified and experienced engineers throughout China is highly competitive, particularly in the areas of software programming and system engineering for the financial services industry. Our hiring activities could also expose us to trade secret or other claims by former employers or adversely impact any existing relationships we have with our employees’ former employers. We may be unable to retain our current workforce or hire additional personnel as planned. If we cannot hire these additional employees, or if we fail to provide appropriate training, career opportunities and otherwise motivate and retain our quality employees, we may not be able to execute our growth strategies and our business could suffer.
Increases in wages for IT professionals will increase our expenses and net cash outflow and our gross margin and profit margin may decline.
Historically, wages for comparably skilled technical personnel in the Chinese IT services industry have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s IT services industry have increased and may continue to increase at faster rates. Wage increases will increase our cost of software solutions and IT services of the same quality and increase our cost of operations. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will also increase our net cash outflow and our gross margin and profit margin may decline.
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
A significant portion of the software development revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required we may experience cost overruns and mismatches in project staffing. Conversely, if we overestimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.
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
Revenues from sales of our standardized software constituted 52.5%, 23.1%, 32.7% and 31.5% of our total software development revenues for the year ended December 31, 2006, the three months ended March 31, 2007, and the fiscal years ended March 31, 2008 and 2009, respectively, representing a substantial portion of our total revenues. Almost all of our software development cost of revenue relates to our customized software solutions. We may fail to develop standardized solutions as expected and the development cycle of our standardized software can be unpredictable. If we experience a change in the sales levels for our standardized software solutions, due to delays in the development process for a significant number of standardized solutions or otherwise, our revenues and gross profit could be materially and adversely affected as a result.
The software and IT-related services market for financial institutions in China is highly competitive, and we may fail to compete successfully, thereby resulting in loss of clients and decline in our revenues and profit margins.
The software and IT-related services market for financial institutions in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. Our most significant competition comes from the in-house IT departments of our customers. We also face competition from well-funded international platform providers, such as Accenture, IBM, domestic IT solution providers for the financial service industry, such as Digital China Holdings Limited, Yucheng Technologies Limited, Global InfoTech Group and other targeted solutions providers in certain market segments in which we operate. We expect competition to increase from domestic and international competitors as additional companies compete to meet the IT requirements of financial institutions in China. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

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
We are relatively new to the insurance and corporate areas in China. Our knowledge and experience in the banking industry may not be transferable to the insurance and corporate areas. If we do not possess or if we fail to develop the required expertise in these new areas, our growth may be adversely affected. In April 2009, we agreed to acquire the assets of Sysnet Info-tech Corporation, or Sysnet, an IT services provider focused on China’s insurance industry. Although this acquisition is subject to PRC regulatory approvals (such as the approval by the competent local counterparts of the Ministry of Commerce and the State-Owned Assets Supervision and Administration Commission of the PRC), we have already paid $16,240,179 of the purchase price to the sellers. We currently expect to close the transaction before September 30, 2009, but closing could be delayed or may not occur at all if we do not receive the required governmental approvals. If we cannot successfully complete the acquisition of Sysnet, we may face difficulties in recouping the previously paid purchase price, be unable to expand our offered solutions to our existing insurance clients and our business operations in connection with China’s insurance industry may be adversely affected.
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
Historically, we have added new solutions or services and acquired additional clients through selected acquisitions. We expect selective acquisitions of high-quality financial IT services companies will contribute to our future growth. We may not be able, however, to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us or to obtain necessary regulatory approvals. If we fail to identify appropriate candidates or complete desired acquisitions, we may not be able to implement our growth strategies effectively or efficiently. In addition, our management attention may be diverted by the acquisition and integration process. As a result, our earnings, revenues growth and business could be negatively affected.

We do not hold all of the permits or licenses that are required under PRC laws for the businesses that we are conducting or propose to conduct.
According to the Regulation on Telecommunications of the People’s Republic of China and the Regulation on Internet Information Service of the People’s Republic of China, both of which were promulgated by China’s State Council in September 2005, a PRC company engaged in the provision of online value-added telecommunication services is required to obtain some certificates for Value-added Telecommunications Business from the Ministry of Industry and Information Technology, or MIIT, or its relevant local branch. Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.), or Longtop Online, our variable interest entity, or VIE, and its subsidiaries which provide online hosting services (which are regarded as a kind of online value-added telecommunication service) have not yet obtained the inter-provincial Certificate for Value-added Telecommunications Business . The failure of Longtop Online and its subsidiaries to obtain this certificate could lead to administrative fines or an order to discontinue the operation of these entities, both of which could have adverse effect on our business and operations.
We face risks once a business is acquired and the acquired companies may not perform to our expectations, either of which may adversely affect our results of operations.
We face risks when we acquire other businesses. These risks include:
•	difficulties in the integration of acquired operations and retention of personnel,
•	entry into unfamiliar markets,
•	unforeseen or hidden liabilities,
•	tax, regulatory and accounting issues, and
•	inability to generate sufficient revenues to offset acquisition costs.
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
The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China.
Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in the case of some of our completed and pending acquisitions of offshore entities (or their assets) that conducted their PRC operations through their affiliates in China, we cannot assure you that the PRC tax authorities will not require us to pay additional taxes in relation to such acquisitions, in particular where the PRC tax authorities take the view that the previous taxable income of the PRC affiliates of the acquired offshore entities needs to be adjusted and additional taxes be paid. This could come in the form of a re-characterization of the transaction for tax purposes, a claim for withholding or other exposure. Furthermore, in the event that the sellers failed to pay any taxes required under PRC law in connection with these transactions, the PRC tax authorities might require us to pay the tax, together with late-payment interest and penalties.

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
We currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Xiamen or Beijing, where our PRC head offices are located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.
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
Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Hiu Kung Ka (Mr. Ka is also referred to as Xiaogong Jia, which is a transliteration of the Mandarin Chinese version of his name), our chairman of the board of directors, Wai Chau Lin (Mr. Lin is also referred to as Weizhou Lian, which is a transliteration of the Mandarin Chinese version of his name), our chief executive officer, Derek Palaschuk, our chief financial officer, Zhao Wei, our senior vice president of Mergers and Acquisitions, and Wei Dong, our senior vice president of Solution Center. If one or more of our management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel.
If any of our management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key professionals and staff members. Our chief executive officer and chief financial officer have signed employment agreements with us and most of our senior employees have entered into employment agreements with Xiamen Longtop Financial Technology Management Co., Ltd., or XLM. While the employment agreements with us contain non-competition provisions, the employment agreements with XLM do not contain such provisions. Moreover, if any dispute arises between our chief executive officer or chief financial officer and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where most of these executive officers reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.
Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will reduce our net income.
The PRC government has provided various incentives to domestic companies in the software industry in order to encourage development of the software industry in China. A number of our PRC subsidiaries currently receive rebates, business tax exemptions and are eligible for government incentives in the form of reduced enterprise income tax as described below. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyright for these solutions and met government authorities’ requirements. In addition, we are currently exempted from business tax for revenues generated from technology development, transfer and related consulting services. We receive these government incentives because our PRC subsidiaries are domestic software companies in China, our PRC operations office is located in Xiamen or our services fall into specified categories. The PRC government authorities may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on our gross revenues.

The discontinuation of any preferential tax treatment currently available to us and the increase in the rate of corporate income tax in the PRC could in each case result in a decrease in our net income.
Any significant increase in our income tax expenses could have a material adverse effect on our profit for the year. Reduction or elimination of preferential tax treatments or the imposition of additional taxes on us or our consolidated entities in China may significantly increase our income tax expenses and materially reduce our net income.
A new PRC Corporate Income Tax Law and related regulations became effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law.
While certain of our subsidiaries, including our primary operating subsidiary, Xiamen Longtop System Co., Ltd., or Longtop System, have qualified for preferential tax rates under the Corporate Income Tax Law as “high and new technology enterprises” at a rate of 15% and Longtop System has been designated as a “key software enterprise” and therefore taxed at a further reduced rate of 10% for the calendar year ended December 31, 2008. The preferential treatment for high and new technology enterprises will be subject to review every three years and the preferential treatment for the key software enterprises will be subject to review annually by the relevant PRC government authorities, and we cannot assure you that they will continue to so qualify in future periods, or that such designation will be available for any of our other subsidiaries. If any of our PRC subsidiaries fails to qualify for preferential tax rates, our income tax expenses will increase, which could have a material adverse effect on our net income and results of operations.
We may be classified as a “resident enterprise” for PRC corporation income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
The PRC Corporate Income Tax Law that became effective January 1, 2008 provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and capital gains recognized with respect to the sale of the shares of such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the Corporate Income Tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to income tax at the rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
Under the Corporate Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10%, or a lower rate if tax treaty benefits are available, is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax or a lower rate if tax treaty benefits are available, if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise,” dividends distributed from our PRC subsidiaries to our Hong Kong company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders who are PRC domestic residents would be subject to PRC individual income tax at 20%. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2009, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.
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
Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter financial services providers and consumers from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

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
Beginning with this annual report, we are required by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules of the SEC under Sarbanes Oxley to prepare a management report on our internal controls over financial reporting. In addition, we are required to engage our independent registered public accountant to audit the effectiveness of our internal controls over financial reporting.
As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “deficiency” in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively. A “significant deficiency’ is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in a company’s financial statements will not be prevented or detected on a timely basis.
If we fail to maintain the adequacy of our internal controls sufficiently to prevent any material weaknesses, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and have an adverse impact the market price of our ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in complying with Section 404 of Sarbanes-Oxley.
We have granted, and may continue to grant, stock options and restricted share units under our share incentive plan, resulting in increased share-based compensation expenses and, therefore, reduced net income.
We adopted a share incentive plan in 2005 and for the fiscal year ended March 31, 2009 recorded $5.6 million as share-based compensation expenses. Under Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options and restricted share units under our share incentive plan. However, if we do not grant stock options or restricted share units or reduce the number of stock options and restricted share units that we grant, we may not be able to attract and retain key personnel. If we grant more stock options and restricted share units to attract and retain key personnel, the expenses associated with share-based compensation will reduce our net income.

Other Risks Related to Doing Business in China
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our solutions and adversely affect our competitive position.
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
The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy, which have been made from time to time, could result in a decrease in the country’s average income level, which in turn could reduce demand for our solutions.
Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our solutions and consequently have a material adverse effect on our business.
Uncertainties with respect to the PRC laws and regulations could limit legal protections available to us or adversely affect our business.
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

In addition, under the Interim Provisions on Domestic Investment of Foreign-Invested Enterprises, or Domestic Investment Rules, promulgated by the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce, foreign-invested enterprises investing in and establishing PRC companies are required to file a number of documents relating to such establishment with the relevant governmental approving authority. Xiamen Longtop System Co., Ltd, or XLS, and Xiamen Longtop Financial Technology Management Co., Ltd., or XLM, two of our wholly foreign owned enterprises in Xiamen, China that have established PRC companies, contacted the Xiamen Foreign Investment Bureau, the relevant governmental approving authority in Xiamen regarding the filing of the relevant investment documents as required under the Domestic Investment Rules. However, the Xiamen Foreign Investment Bureau has not begun to accept applications under the Domestic Investment Rules, because implementation rules detailing the filing and approval procedures have not yet been issued. Notwithstanding that XLS and XLM have not been able to file completed applications because the Xiamen Foreign Investment Bureau has not begun to accept applications, it is possible that XLS and XLM could be found not to have completed the required filings under the Domestic Investment Rules and as a consequence be subject to administrative fines, which may disrupt our business and operations.
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
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business
In utilizing the proceeds of our initial public offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
In August 2008, SAFE promulgated a notice, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice provides that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer our existing cash to our PRC operating subsidiaries, which may adversely affect our business expansion, and we may not be able to convert our cash into Renminbi to invest in or acquire any other PRC companies.

Restrictions on currency exchange may limit our ability to receive and use our revenues and cash balances effectively.
Substantially all of our revenues, expenses and cash balances are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our PRC subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of SAFE. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, including overseas acquisitions, that are denominated in foreign currencies.
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
If the PRC government determines that the variable interest entity, or VIE, structure for certain companies acquired by us does not comply with PRC government restrictions on foreign investment in companies providing Internet services, we could face severe penalties.
We recently acquired control, through contractual arrangements, of three small companies engaged in the provision of value-added telecommunication services, including domain name sales and hosting services. Various regulations in China currently restrict or prevent foreign-invested entities from engaging in value-added telecommunication services. Because of these restrictions, we used a variable interest entity, or VIE, structure to maintain our control over Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.), or Longtop Online, and its subsidiaries Xiamen Hooyoo Information Technology Co., Ltd., or Hooyoo, and Xiamen Reseller Order Information Technology Co., Ltd., or Xiamen Reseller, recently acquired by us. Two of our employees are acting as nominee equity owners of Longtop Online, which is effectively controlled by our subsidiary, Xiamen Longtop Financial Technology Management Co., Ltd., or XLM, through a series of contractual arrangements. If Longtop Online or any of its subsidiaries or shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. These contractual arrangements also include an equity pledge agreement, under which the shareholders of Longtop Online pledged their equity interest in Longtop Online to XLM to guarantee the performance of the obligations of Longtop Online and its shareholders, as applicable, under the contractual arrangements. Under the PRC Property Rights Law which came into effect on October 1, 2007, a pledge of a company’s equity interests will become effective only upon registration with the relevant government authority. As of the date of this annual report, we are still in the process of registering these pledges with the relevant government authorities. If it is found that any of these pledges are not effective, XLM will not be able to enforce that pledge. Failure to enforce these pledges will leave us with fewer remedies in enforcing our contracts with our affiliated entities. If we cannot effectively enforce our contractual arrangements with Longtop Online and its shareholders, our business and our ability to generate revenue will be adversely affected. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that (i) the ownership structure and the business and operation model of Longtop Online are in compliance with existing PRC laws and regulations, and (ii) each contract that XLM entered into with Longtop Online and its shareholders is valid and binding, and will not result in any violation of PRC laws or regulations currently in effect. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking business or operating licenses of XLM, Longtop Online, Hooyoo or Xiamen Reseller, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of such companies’ operations.
Our contractual arrangements with Longtop Online and its subsidiaries may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could increase our taxes owed and thereby reduce our net income.
Under the applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as XLM and Longtop Online, may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, to our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of transaction structures such as ours. The relevant tax authorities may determine that our contractual relationship with Longtop Online and its shareholders was not entered into on an arm’s length basis or that our transactions with Longtop Online have resulted in an impermissible reduction in taxes under PRC law, in which case the PRC tax authorities may adjust the profits and losses of Longtop Online more taxes thereon. In addition, the PRC tax authorities may impose late payment surcharges and other penalties on Longtop Online for underpaid taxes. Our net income may be adversely affected if Longtop Online’s tax liabilities increase or if it is found to be subject to late payment surcharges or other penalties.
Fluctuation in the value of the Renminbi may reduce the value of an investment in our ADSs.
The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. From January 1, 2005 to March 31, 2009, the Renminbi cumulatively appreciated approximately 21.1% over the U.S. dollar. Although the rate of the appreciation slowed in the second half of 2008 and the appreciation ceased during the first quarter of 2009, there remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars that we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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
We may face risks due to business interruptions resulting from outbreak of health epidemics.
Substantially all of our operations are conducted in China. Any occurrence of H1N1 flu (swine flu), avian flu, SARS or any other health epidemic or outbreak in Xiamen or Beijing, where our PRC operations head offices are located and most of our employees are based, or elsewhere in China, may cause interruptions to our business operations due to illness and loss of our management and key employees, as well as temporary closure of our offices and other related businesses, which could have a material adverse effect on our business operations, operating results or financial condition.

Our planned relocation of our headquarters may result in temporary disruptions of our operations or a diversion of our management’s attention and resources.
We are in the process of renovating a new office building in Xiamen to house our Xiamen operations and accommodate our growing number of employees and expanding operations. The relocation is planned for the second half of the 2009 calendar year. The relocation may result in temporary disruptions of our operations and a diversion of our management’s attention and resources, all of which could have a material adverse effect on our financial condition and results of operations. In addition, since the title registration relating to the new office building has not yet been completed, our ownership of this building and use rights over its underlying land may be challenged by third parties. We may also engage in future relocations of our employees or operations from time to time.
Risks Related to Our ADSs
The market price for our ADSs has been volatile.
The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
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
All of the approximately 12 million ADSs that were sold in our initial public offering, and any ADSs issued with respect to approximately 13 million ordinary shares issued or issuable under our share incentive plan are tradable without additional registration under the Securities Act of 1933, and any of the approximately 14.6 million ADSs that are sold by selling shareholders pursuant to the prospectus forming a part of a shelf registration statement on Form F-3 that we filed on May 15, 2009 and became effective on June 22, 2009 will be tradable without additional registration under the Securities Act of 1933.
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
Except as described in this annual report and the deposit agreement for the ADSs, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that such holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
We do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2009, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending March 31, 2010. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, whether we are a PFIC is determined annually (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending March 31, 2010 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend cash that we raised in our initial public offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
A small number of shareholders, including Hiu Kung Ka, our co-founder and chairman of our board of directors, Wai Chau Lin, our co-founder and chief executive officer, Cathay IT Financial Services Ltd., Tiger Global Private Investment Partners III, L.P. and Tiger Global Private Investment Partners IV, L.P., as at June 19, 2009 beneficially owned approximately 59.2% of our outstanding share capital. As a result, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.
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
As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. Sarbanes-Oxley and SEC rules promulgated under Sarbanes-Oxley, as well as rules of the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of Sarbanes-Oxley, which relates to internal controls over financial reporting. These requirements increase our accounting, legal and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we incur costs associated with our public company reporting requirements.
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
On October 25, 2007, we completed the listing on the New York Stock Exchange of ADSs representing ordinary shares offered in our initial public offering, which closed on October 29, 2007.
Our principal executive offices are at Flat A, 10/F., Block 8, City Garden, 233 Electric Road, North Point, Hong Kong and our China operations’ principal office is located at 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China. Our telephone number is: +86-592-2396888. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 4th Floor, 400 Madison Avenue, New York, New York 10017.

B. Business
Overview
We are a leading provider of software and information technology, or IT, services targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. Our software solutions may be broadly classified into four categories: channel, business, management and business intelligence, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide other services, such as ATM maintenance, system integration and IT maintenance services, to our clients.
Our clients are primarily the leading banks in China. We have extensive client relationships with three of the largest state-controlled national banks, or Big Four Banks, namely China Construction Bank, Agricultural Bank of China and Bank of China, and have been recently selected by Agricultural Bank of China as its preferred strategic IT services partner. We also provide services to most of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks and insurance companies in China.
We offer select software solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions, business intelligence solutions, and other value-added solutions, covering major categories of information technology requirements for financial institutions in China.
We operate six delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin, three research centers located in Xiamen, Shanghai and Guangzhou and 84 ATM service centers located in 27 out of 31 provinces in China. We have sales offices in Xiamen, Beijing , Shanghai and Guangzhou. As of March 31, 2009, we had 2,602 employees in China.
We believe we are well-positioned to serve the evolving needs of our clients and capitalize on the growth opportunities in China’s financial services IT market.
Strategic Acquisitions and Alliances
Through strategic acquisitions and alliances, we seek to add development and service capabilities, broaden the scope of our offerings and expand our client base. We have made several acquisitions of complementary business, all of which are located in China, and entered into strategic alliances. Our acquisitions include the following:
•	In 2006 we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, an integration services provider located in Beijing.
•	In 2007 we acquired the business of FEnet Co., Ltd., or FEnet, a business intelligence software developer.
•	In May 2008 we acquired Huayuchang Co-Founder Technology Development Co., Limited, or Huayuchang Tongchuang, to expand our ATM maintenance services to banks in China.
•	In July and September 2008, we acquired control, through variable interest entities, of two companies that provide domain name sales and online hosting services.
•	In July 2008, we acquired the business of Precision Hightech Company Ltd, or Puji, which provides core banking software products and solutions to other banks in China.
•	In February 2009, we acquired Beijing Jactus Ruanbo Software and Technology Co., Ltd., or Jactus, a leading third-party testing company focused on China’s financial services industry.

To increase our share of the market for insurance related IT services in China, in April 2009 we agreed to acquire the assets of Sysnet Info-tech Corporation, or Sysnet, an IT service provider focused on China’s insurance industry. We expect the transaction to close before September 30, 2009, pending receipt of required PRC governmental approvals.
We also seek to form strategic alliances to expand our business. One example of the type of strategic alliances we seek is our arrangement with S1 Corporation, a U.S. based software company, whereby we are assisting S1 in the implementation of S1’s customer relationship management platform at one of Thailand’s largest banks. This is our first significant contract outside of China, as we are providing services in Thailand as well as from our China delivery centers. Another example is our arrangement with SunGard Kingstar Data System (China) Co., Ltd., a subsidiary of SunGard Data Systems Inc., a U.S. financial and information technology services company, to distribute some SunGard products and provide related implementation and support services for those products to financial institutions in China.
Our Competitive Strengths
We believe the following strengths differentiate us from our competitors and enable us to attain a leadership position in the financial services IT market in China.
Market leader with extensive financial services expertise. Since inception, we have focused on the financial services industry and have over ten years of experience navigating the complex and rapidly changing financial services environment in China. We believe our recognition as a market leader, our deep industry knowledge, our consistent focus on the financial services industry and our broad solution and service offerings combine to provide us a unique advantage over competitors that lack our market focus, industry expertise or sizable range of solutions and services.
Strong solution and service development capability. Our solution development efforts are led by our senior management, most of whom have computer science, mathematics or engineering backgrounds. Our engineers work primarily in our six solution delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin. Our software development has reached level four out of the five levels certified under CMMI, the de facto standard for software integration and development capabilities. Our quality control process is ISO9001 certified. We use a component-based approach in the software development process that enables us to redeploy relevant modules for future solutions or to repackage them as stand-alone standardized solutions.
The primary goal of our research efforts is to develop solutions that may be strategically implemented and commercialized. As an investment in our long-term growth, we fund and operate three research centers that focus on the core technologies underlying our software solutions and solution protocols, with 185 engineers dedicated to software development research conducted by the centers. In 2002, we partnered with the National Defense Technology University, a leading university in computer science in China, to launch a research lab for designing a conceptual framework upon which our workflow software solutions are built. In August 2007, we collaborated with Xiamen University, a leading university in finance in China, on the research of trends in the financial services industry. In January 2009 we established a Financial Risk Management Laboratory with the School of Mathematical Sciences of Peking University to research and develop models in financial risk management primarily for the banking, asset management and insurance sectors. Our commitment to research and development and our focus on commercializing our research results will further enhance our competitive edge in the market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.
Established relationships with leading financial institutions in China. We count among our clients three of the Big Four Banks, most of the 13 national commercial banks, a number of city banks and, including Sysnet’s customers, four of the five largest life insurance and two of the four largest property insurance companies in China. Our relationships with market leaders in the Chinese financial services industry provide us the reputation, industry knowledge, operational expertise and credibility that we can leverage in marketing to other market participants. These relationships also afford us opportunities to work on cutting-edge solutions that we can subsequently adapt for broader commercialization. As our clients generally prefer to maintain continuity and compatibility among their various systems, we believe our existing relationships favorably position us for selection to address our clients’ future IT needs. We further believe that our continued client relationships allow us to build client trust, anticipate their information technology needs and allow us to better direct our research and development efforts and effectively market to them our solutions and services.

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
Scalable, nationwide delivery and service platform. We operate six delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin and 84 centers primarily for ATM services throughout 27 provinces in China. Our nationwide delivery and service platform allows us to tap into local talent pools, manage development and service costs, shorten service response time and build closer relationships with clients locally. At the same time, our closely integrated delivery and service centers allow us to leverage a multitude of talent within our entire network and build development and service teams across regions based on the combination of skills demanded by a particular project.
Proven management with successful track record. Our senior management team consists of computer scientists and engineers with extensive management experience in the IT industry ranging from 17 years to 26 years. Our management team brings us complementary skills in the areas of software development, operations, finance, and sales and marketing. Under the leadership of our senior management team, we have substantially expanded our operations and solution lines, and achieved significant revenue growth.
Our Strategy
Our goal is to become the dominant leader in software development and IT services for the financial services industry in China and expand globally. We intend to achieve this goal by implementing the following strategies:
Strengthen relationships with key clients. Our clients include leaders in the financial services industry in China. We expect our clients’ IT needs to evolve as they address an increasingly competitive market, continue their modernization process and offer their customers progressively more sophisticated and innovative solutions and services. This requires substantial IT investments to revamp legacy systems, build new infrastructures and meet increased demands on internal management of work processes, resources and risk. We intend to address IT demand from these large financial institutions and increase the sales of our solutions and services by implementing, among others, the following measures: maintain high level of client satisfaction, anticipate client needs, organically expand with our clients and actively identify cross-selling opportunities.
Diversify our client base and service offerings to capture new growth opportunities. We believe our technological know-how, our cost-effective modular and streamlined design and implementation approach, our broad solution and service offerings and our deep industry knowledge will be attractive to potential financial services clients in banking, insurance and other financial services sectors in China and globally. We plan to capture growth opportunities in these and other areas: Big Four Banks, national and city commercial banks, insurance providers, other enterprises such as tobacco and oil companies and international financial services providers.
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
Pursue acquisitions and alliances that fit with our core competencies and growth strategy. The current financial services software solution and IT services market is fragmented, presenting consolidation opportunities. We have completed seven acquisitions since 2003. See “Business — Overview.” We intend to selectively pursue additional acquisitions to access new sectors or new clients, expand our solution and service offerings and/or strengthen our market leadership position. We may also seek overseas acquisitions in the financial services IT market. We also plan to continue forging strategic alliances with complementary businesses and technologies.
Our Solutions and Services
We design and develop software solutions and provide support and maintenance services primarily targeting the financial services industry in China.
Software Development
We have over ten years of experience developing software for banks and other financial institutions in China. Since 2004, revenues from software development have consistently accounted for a substantial majority of our total revenues, contributing 77.1% to our revenues in 2006, and 75.9%, 83.7% and 84.3% during the three months ended March 31, 2007 and for the years ended March 31 of 2008 and 2009, respectively. Our software development operation consists of the following:
•	Custom-designed software development. We provide custom-designed software solutions to address a comprehensive range of financial institution IT needs. Our development team consults with clients and works independently or with a client team to translate their business needs into software protocols and, after repeated testing, into workable solutions. Our project management team oversees and ensures the quality of the entire development process. On average, it takes approximately six months to complete a customized software project from design to implementation. Custom-designed software development accounted for approximately 40.5% of our revenues from software in 2006, and 65.7%, 58.3% and 65.1% during the three months ended March 31, 2007 and for the years ended March 31 of 2008 and 2009, respectively.
•	Standardized software development. We leverage our customized software development efforts, including related platforms, modules, or elements, and our internal research and development efforts, to develop standardized solutions. We have successfully marketed these solutions to financial institutions of varying sizes and needs. Typically, it takes one to two months to implement our standardized software solutions. Sales of our standardized software solutions contributed to 52.5% of our revenues from software development in 2006, and 23.1%, 32.7% and 31.5 % during the three months ended March 31, 2007 and for the years ended March 31 of 2008 and 2009, respectively.
•	Software maintenance. Beyond our standard twelve-month warranty covering maintenance and repairs for any software solution defects, we offer fee-based, stand-alone supplemental warranty and service contracts that are typically for duration of twelve months. Our revenues from these stand-alone maintenance services contributed 7.0% of our revenues from software development in 2006, and 11.2%, 9.0% and 3.4% during the three months ended March 31, 2007 and for the years ended March 31 of 2008 and 2009, respectively.

The solutions and services we offer to our financial institution clients, based on a combination of custom-designed software, standardized software and third-party software, cover all major categories of their information technology needs. The following chart illustrates select solutions we have provided in each of our channel-related solutions, business-related solutions, management-related solutions and business intelligence categories:

Channel-Related Solutions	ATM Teller system Online banking Customer Relationship Management (CRM) Enterprise Customer Information Facility (ECIF)

Business-Related Solutions	International trade finance Payment and settlement Credit card operations Intermediary business

Management-Related Solutions	Enterprise resources management Credit and risk management Office automation Human Resource Management Regulatory Reporting and Compliance

Business Intelligence	Decision support system Enterprise data warehouse Operational data storage (ODS) Data mining Analytical CRM Reporting
Channel-Related Solutions
Revenues from our channel-related solutions constituted approximately 24.1% of our software development revenues in 2006, and 15.7%,15.9% and 12.1% during the three months ended March 31, 2007 and for the years ended March 31, 2008 and 2009, respectively. These solutions enable banks to service their customers through a combination of ATMs, traditional bank tellers, online banking, CRM and ECIF. According to International Data Corporation, or IDC, an independent market research company in 2007 we ranked number three in channel solutions in China as measured by market share.
We believe our solutions enable financial institutions to remain competitive through enhanced service offerings to their customers. For example, we provided a customized solution to assist a client in replacing its ATM transaction operation system to keep pace with its growing business. Our solution allows the client to offer standard services, improve security and increase customer service offerings. Another example of our channel solutions is our standardized ATM cross-platform software which allows our clients to manage ATMs from multiple vendors.
Business-Related Solutions
Our business-related solutions constituted approximately 22.7% of our software development revenues in 2006, and 27.5% during the three months ended March 31, 2007, and 20.6% and 16.4% for the year ended March 31, 2008 and 2009, , respectively . According to IDC, in 2007 we ranked number six in business solutions in China as measured by market share. Our strong suit is in payment and settlement system solutions, which include solutions for international trade finance system, SWIFT (payment and settlement), and factoring. As the level of automation and interface increases between payment and settlement systems, we expect greater demand for our highly reliable and scalable software solutions for this segment of the market. We are also competitive in the area of intermediary business solutions.

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
Management-Related Solutions
Our management-related solutions constituted approximately 31.9% of our software development revenues in 2006, and 33.8%, 34.0% and 40.4% during the three months ended March 31, 2007 and for the years ended March 31, 2008 and 2009, respectively. According to IDC, we ranked sixth in business solutions by market share in 2007.
As bank functions and systems grow, there is an increasing demand for tools to effectively manage their internal operations and centralize their management. These tools include solutions for enterprise resource management and credit/risk management. These include credit management solutions that assist banks in managing, and minimizing risk associated with, a broad range of loan solutions, including commercial loans, housing loans and personal loans. We also offer other management solutions such as office automation, human resource management and regulatory reporting and compliance management. We intend to leverage our research to bring to market more innovative solutions and become a market leader in those areas.
An example of management-related solutions is we are implementing a centralized customer information database for a large national bank. The database contains several hundred million pieces of customer and account information. Our solution enhanced our client’s ability to share customer information across business departments and its customer management capabilities.
Business Intelligence Solutions
Our business intelligence solutions constituted approximately 9.7% of our software development revenues in 2006 and 11.7%, 27.8% and 30.8% during the three months ended March 31, 2007 and for the fiscal years ended March 31, 2008 and 2009, respectively. Business intelligence solutions revenues were $27.6 million in fiscal 2009, an increase of 80.1% from $15.3 million in fiscal 2008. Demand for business intelligence solutions was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business. There was strong demand from both Big Four Banks and Other Banks for our Business Intelligence solutions, where we are one of the strongest service providers in China for these solutions.
An example of our business intelligence solutions is our business intelligence platform software, which allows our clients to analyze real-time data using different arrays of variables.
Other Value Added Solutions
Our other value-added solutions constituted approximately 11.6% of our software development revenues in 2006, and 11.3% during the three months ended March 31, 2007, and 1.7% and 0.3% for the years ended March 31, 2008 and 2009, respectively. We offer to our banking and non-banking clients various solutions such as payroll management for public sector employees.

Other Services
We also offer other services to address IT needs unrelated to software development. Revenues from these services accounted for 22.9% of our revenues in 2006, and 24.1%, 16.3% and 15.7% during the three months ended March 31, 2007 and for the year ended March 31, 2008 and 2009, respectively. Our other service revenues for financial reporting purposes are divided into two segments: ATM maintenance services and ancillary services. Ancillary services include system integration services and miscellaneous services such as consulting, IT system management and other supplementary technology-related services.
•	ATM maintenance services. We provide ATM maintenance and support services to banks. Our contracts are usually for one-year terms with annual renewal options. As of March 31, 2009, we were under contracts to maintain and support approximately 11,000 ATMs. We service all major brands of ATMs, including those manufactured by Diebold, Fujitsu, NCR, Nixdorf and Wincor.
•	System integration services. We have since inception provided integration services to our clients to assist them in the procurement and installation of hardware and software that best meet their system requirements. Our tasks include providing consulting services to clients to assess their system requirements, management of supplier relationships and bidding processes, contract negotiations and testing and acceptance of third party software and hardware. We sometimes provide trade credit as a value-added service to our clients. We have technical certifications to install and implement third-party products from many major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, IBM, Microsoft, Nortel and Oracle.
•	Miscellaneous services. In response to our clients’ needs to centralize the management of their support and core business functions, in 2004 we began to offer information technology service management, or ITSM, of our clients’ information technology infrastructures. We work closely with our clients on systems development, testing and after-sales systems maintenance. Through our ITSM services, we offer our clients value-added consulting services regarding configuration and system change management, security management, crisis management and information technology asset management. We also offer various consulting and supplementary technology-related services.
Project Management
Software Development and Testing
The development cycle of our custom-designed software typically involves the following steps:
•	Assessing client’s needs. We first consult with the client to determine the client’s business needs and prepare a needs analysis report.
•	Converting needs into an overall design. The development department then translates the client’s needs into a design concept built on our existing technology platforms. The testing department meanwhile prepares a system testing plan.
•	Preparing a detailed design. The initial conceptual design and testing plans are then expanded into more detailed designs and testing procedures.
•	Writing program code. Our development department next writes the initial program code.
•	Software implementation and testing. The development and testing departments work together to test the software and prepare a system inspection report.
•	System maintenance. After the software development is completed, our development and testing departments stay involved to improve on the solution, provide needed customer support and to correct any design defects. We provide one year of maintenance with our development contracts.
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
Sales and Marketing
We rely on our own sales force to market and sell our solutions and services nationwide. We do not rely on any third party distributors to sell our product. As of March 31, 2009, we had 287 sales and marketing staff based in Xiamen, Beijing, Shanghai and Guangzhou. We also maintain dedicated sales teams for large clients and have been adding product sales teams for specific solutions. Our sales staff receive a significant portion of their compensation from performance-based bonuses and some of our senior sales staff have received equity grants under our 2005 share incentive plan.
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
Our sales and marketing expenses were $3.2 million for 2006, and $711,000, $10.4 million (including $4.7 million of share-based compensation expenses) and $11.0 million (including $1.5 million of share-based compensation expenses) for the three months ended March 31, 2007 and for the years ended March 31, 2008 and 2009, respectively, consisting mainly of compensation expenses.

Customer Support
ATM Support Services
We provide ATM support services from our 75 service centers located in 27 provinces throughout China. We maintain two toll-free service hotlines as well as email client support. Our commitment to customer support for our clients includes prompt responses to our clients’ complaints, reports of any system malfunctions or any other technical or service problems. We aim to respond on-site to reported problems within one to two hours if the client is located within the same city, four to eight hours if the client is located within the same province, and 24 to 48 hours if the client is otherwise located in a major city in China. Our service commitment is made possible by our extensive nationwide network.
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
Our Clients
We count among our clients three of the Big Four Banks, most of the 13 national commercial banks, a number of city banks and, after giving effect to our acquisition of Sysnet, four of the five largest life insurance and two of the four largest property insurance companies in China. In the year ended March 31, 2009, each of our three Big Four Bank customers accounted for 10% or more of our total revenue and collectively accounted for 44% of our revenues, with the largest of these Big Four Banks accounting for 22% of our revenues.
We do not have long-term contracts with any of our clients. We enter into contracts with the headquarters or branches to provide solutions or services for the duration of the relevant projects or the services.
Our Suppliers
We develop most of our software solutions in-house and do not rely on outside suppliers. We perform maintenance of ATMs in-house and accordingly also do not rely on outside suppliers. In our systems integration business, we procure hardware and software on behalf of our clients through the original equipment manufacturer’s approved distributors in China, such as Digital China. As of March 31, 2009, none of our directors, their associates, or any shareholder (who to our knowledge owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.
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
As an investment in our long-term growth, we fund and operate three research centers that focus on the core technologies underlying our software solutions and solution protocols, with 185 engineers dedicated to software development research conducted by the centers. In addition, in 2002, we established a joint research laboratory with the National Defense Technology University to conduct basic research on cutting edge software technology. Additionally, we have established a field station for post-doctoral research at our facilities. Our collaboration with the National Defense Technology University resulted in the development of our Longtop Flexible Platform, or LTFP solutions. LTFP is designed as a scalable platform on which we and our clients can build application modules with ease. The platform-and-module approach simplifies design cycles, increases efficiency and lowers implementation costs.

In August 2007, we collaborated with Xiamen University, a leading university in finance in China, on the research of trends in the financial services industry. In January 2009 we established a Financial Risk Management Laboratory with the School of Mathematical Sciences of Peking University to research and develop models in financial risk management primarily for the banking, asset management and insurance sectors. Our commitment to research and development and our focus on commercializing our research results will further enhance our competitive edge in the market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.
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
We spent approximately $1.8 million on research and development during 2006, $341,000 during the three months ended March 31, 2007, and $3.8 million (including share-based compensation expenses of $1.5 million) and $5.2 million (including share-based compensation expenses of $385,000) during the years ended March 31, 2008 and 2009, respectively.
Intellectual Property
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights.
We have registered seven trademarks and are in the process of applying for the registration of approximately 40 other trademarks with the Trademark Office of the State Administration for Industry and Commerce of China. In addition, we have three trademarks, our company logo, “Longtop Group” and “Longtop”, registered with the International Bureau of the World Intellectual Property Organization, or WIPO. We have filed three patent applications and have received preliminary patent approval for two of those patent applications. We have registered our Internet domain names www.longtop.com and www.longtop.cn, at which our main websites are located, and 20 other domain names with established domain name registration centers.
Over half of our customized software solutions contracts between December 2006 and September 2007 and some of our customized software solutions contracts prior to December 2006 provide that the contracting client owns the intellectual property rights to software solutions developed under the contracts. Most of these contracts provide that we have the right to own and commercialize any substantial improvements we make to the customized software solutions developed under the contracts. A small number of these affected contracts either do not explicitly provide us with these rights or provide that we do not have these rights. A small number of our now-discontinued standardized software solutions were based on, and our future standardized solutions may be derived from, at least in part, customized software solutions developed under our customized solutions. As a result of this practice, we may be subject to intellectual property infringement claims from these clients and others (including disputes from clients as to whether we have sufficiently modified the underlying customized software solutions).
In October 2007, we implemented more stringent criteria for approving IP-related provisions in our client contracts. Since then, overall contracts providing that our clients own the intellectual property rights to customized software solutions developed under these contracts account for less than 35% of all of our customized contracts. However, of those affected contracts: (1) the substantial majority provide that we have the right to own and commercialize any substantial improvements we make to the customized software solutions developed for clients and (2) the balance—where we have no such rights—account for less than 5% of all of our customized contracts. In addition, we seek to limit those contracts where we do not have those commercialization rights to improvements made by us to (x) new phases for pre-existing projects, where it is commercially difficult to change pre-existing contractual terms, and (y) projects where we view the technology involved as unlikely to be used for future customized or standardized solutions.

In addition, in a small number of our software solutions contracts, we have joint ownership rights with our clients to improvements we subsequently make based on technologies and software solutions developed under these contracts. As a result, we may be subject to profit-sharing claims to our later developed solutions that may be deemed “improvements” to solutions we initially developed under these contracts.
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
Our most significant competition comes from domestic companies such as Digital China Holdings Limited, Yucheng Technologies Limited and Global InfoTech Group in the banking area and in insurance our main competitor is Sinosoft Limited. We also compete with international companies such as Accenture, IBM, Oracle and Tata Consulting Service. Lastly, to a lesser extent, we also face competition from the in-house development departments of our customers.

We believe many of our competitors do not have the breadth of solutions and services, extensive pre-existing client relationships and industry experiences that we do. While we believe we will meet more competition from international companies in the future, we believe our international competitors generally lack local relationships or solutions that are adapted to the local market.
The market for ATM maintenance, ITSM and integration services is highly fragmented. With respect to ATM maintenance and ITSM services, we face competition from local service providers and international companies that provide service in conjunction with the solutions they provide. These include Diebold, Digital China Holdings Limited, The GRG Yuntong Banking Equipment Co., Ltd., IBM, Nantian Electronic Information Co., Ltd. and NCR. Our competitors in the market for systems integration include Digitial China, Yucheng Technologies and Beijing Sihitech Co., Ltd., as well as original equipment manufacturers and their distributors.
Facilities
Our China operations’ principal office is located at 12-15/F, Block A, Chuangxin Building, Software Park, Xiamen, where we lease approximately 4,900 square meters of office space. As of March 31, 2009, our offices in Beijing, Shanghai, Chengdu and Guangzhou occupy an aggregate of approximately 8,400 square meters of leased space.
In March 2008, we, through our wholly owned subsidiary XLM, purchased from Xiamen Land Development Company an office building located at No. 61 Wanghai Building, Software Park II in Xiamen, consisting of 29,248 square meters, for an aggregate purchase price of RMB85,344,867 (US$12,490,285), which was paid in full during the first quarter of our fiscal year ended March 31, 2009. We are in the process of renovating this office building in Xiamen to house our Xiamen operations and accommodate our growing number of employees and expanding operations. The relocation is planned for the second half of the 2009 calendar year.
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
Taxable Presence Exposure in the PRC
The Corporate Income Tax Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Corporate Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Corporate Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our operational management is currently based in the PRC, our Cayman Islands company, BVI company and Hong Kong company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our Hong Kong, BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders who are PRC domestic residents would be subject to PRC individual income tax at 20%.
Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. According to the Foreign-invested Enterprises and Foreign Enterprises Income Tax Law, or the FIE Income Tax Law, and the related implementing rules, both of which were issued in 1991 and effective until December 31, 2007, foreign-invested enterprises established in China were generally subject to an income tax rate of 33% (consisting of 30% enterprise income tax and 3% local income tax). The FIE Income Tax Law and the related implementing rules provided certain favorable tax treatments to qualified foreign invested enterprises. For instance, the enterprise income tax rate was lowered to 15% for a foreign-invested enterprise located in a special economic zone or if it is classified as a “high and new technology enterprise” located in a national high-tech zone. Chinese domestic companies were governed by the Enterprise Income Tax Provisional Regulations of the PRC and were generally subject to an enterprise income tax rate of 33%.

Pursuant to Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry, issued in 2000, an enterprise qualified as “software enterprise” is entitled to a two-year income tax exemption for the first two profitable years and a 50% reduction of its applicable income tax rate for the subsequent three years. Furthermore, a software company that is classified as a “key software enterprise within the state plan” enjoys a preferential 10% income tax rate. Except for FEnet, which is subject to an enterprise income tax rate of 33%, all of our major subsidiaries in China were subject to the enterprise income tax at the reduced applicable rate of 15% or 10% for the years ended December 31, 2005 and 2006, the three months ended March 31, 2007, and the nine months ended December 31, 2007, as they were located in special economic zones or classified as “software enterprises” or “high and new technology enterprises” or classified as “key software enterprises within the state plan.”
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
For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high and new technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.
On April 14, 2008, governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which will be entitled to a favorable statutory tax rate of 15%. On July 8, 2008, governmental regulatory authorities further clarified that high and new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for their unexpired tax holidays, on condition that they were re-approved for high and new technology enterprise status under the regulations released on April 14, 2008.
Under the new Corporate Income Tax Law, to qualify as a “high and new technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
•	the technology researched and developed by the company falling into the high and new technology category promulgated by PRC government;
•	a minimum level of revenue generated from high and new technology related sales or services as a percentage of total revenue;
•	a minimum number of employees engaged in research and development;
•	a minimum requirement for the education degree of employees; and
•	a minimum level of research and development expenses as a percentage of total revenue.

Value-added Tax
Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.
Business Tax
Companies in China are generally subject to business tax and related surcharges by various local tax authorities on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. The applicable business tax rate varies from 3% to 5%. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 1999.
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
On August 29, 2008, SAFE promulgated a notice, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.
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
Employment Contract Law of PRC
The new Employment Contract Law of PRC became effective on January 1, 2008. In general, the new law expands the rights and protections afforded to employees and provides long-term job security to employees. For example, the new law requires employers to provide written employment contracts to their employees within one month after the employment relationship is established. If an employer fails to enter into a written contract with an employee within the one-month period, the employer must pay double salary to the employee until a written contract is concluded. The new law also requires employers in most cases to provide a severance payment to their employees after their employment relationships are terminated.
C. Organizational Structure
Longtop is incorporated in the Cayman Islands, which provides a comprehensive range of software solutions and services primarily to financial institutions in the PRC. As of March 31, 2009, Longtop operates primarily through the following wholly-owned subsidiaries:
•	Longtop Financial Technologies (BVI) Limited, incorporated in the British Virgin Islands
•	Longtop Financial Technologies Group Limited, incorporated in Hong Kong
•	Xiamen Longtop System Co., Ltd., incorporated in the PRC
•	Xiamen Longtop Information Technology Co., Ltd., incorporated in the PRC
•	Xiamen Longtop Financial Technology Management Co., Ltd., incorporated in the PRC
•	Shanghai Longtop Technology Co., Ltd, incorporated in the PRC

•	Advanced Business Services (Beijing) Co., Ltd., incorporated in the PRC
•	Guangzhou FEnet Information Technologies Co., Ltd., incorporated in the PRC
•	Beijing Huayuchang Co-Founder Technology Development Co., Limited, incorporated in the PRC
•	Eastson International Limited, incorporated in Hong Kong
•	Grand Legend Holdings Limited, incorporated in the British Virgin Islands
•	Beijing Longtop Technology Co., Ltd., incorporated in the PRC
•	Beijing Jactus Ruanbo Software and Technology Co., Ltd., incorporated in the PRC
In addition to the above, Longtop has a number of wholly-owned subsidiaries in the PRC, Singapore, the United States and the British Virgin Islands.
Item 5: Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.
Overview
We are a leading software developer and IT services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China.
Our software solutions may be broadly classified into five categories: channel-related solutions, business-related solutions, management-related solutions, business intelligence solutions and other value-added solutions, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide IT and maintenance services to our clients.
Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, or Big Four banks, namely, China Construction Bank, Agricultural Bank of China and Bank of China. We also provided services to most of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks, and some of the largest insurance companies in China, namely, New China Life Insurance and China Pacific Insurance Group.
Our growth has been and will continue to be driven in large part by the sales of software solutions to banks and other clients. In evaluating our performance, we consider the following factors:
•	Our ability to timely provide solutions meeting the IT needs of Big Four bank clients. Software development revenues from Big Four Banks increased from $26.1 million in 2006 to $27.5 million in fiscal 2008 and to $42.0 million in fiscal 2009 and accounted for 79.4%, 49.7% and 46.9% of our software development revenues, respectively, as a result of our offering new software solutions to existing clients.
•	Our ability to increase our client base within the financial industry and outside the financial industry. In fiscal 2008 and 2009, we were able to increase our software development revenues from Other Banks and Insurance. Other Banks accounted for 38.6% of software development revenues in 2009, as compared to and 32.1% in fiscal 2008 and 17.0% in 2006. Revenue from Other Banks in fiscal 2009 was $34.6 million and grew 95.8% from fiscal 2008. During fiscal 2009 Insurance clients accounted for 11.0% of software development revenues, as compared to 9.8% in fiscal 2008 and 1.2% in 2006. Revenue from Insurance clients in fiscal 2009 was $9.9 million and grew 82.4% from fiscal 2008.

•	The portion of our overall revenues attributable to standardized software solutions which deliver substantially higher gross margins. We introduced our first suite of standardized software solutions in 2003 and are in the process of developing our next generation of standardized software solutions. These standardized solutions contributed substantially to our revenue growth from 2005 to 2006 and for the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009, respectively. In the near term, we expect our revenue growth to be driven by our customized software solutions in response to changes in client demands and to a lesser extent by growth in our standardized solutions.
•	Expansion of our research capabilities. Our research headcount increased from 62 as of December 31, 2006 to 164 as of March 31, 2008 to 208 (of which 185 engineers are dedicated to software development research) as of March 31, 2009. Our research abilities directly affect our ability to develop customized and standardized solutions as drivers for our revenue growth.
•	Attracting and retaining sufficient software development engineers to ensure our solutions can be delivered efficiently and effectively. Our software development headcount increased from 267 as of December 31, 2006 to 913 as of March 31, 2008 to 1,310 as of March 31, 2009.
Factors Affecting Our Results of Operations
Our operating results in any period are subject to general conditions typically affecting the IT market for the financial services industry including:
•	growth of the financial services industry in China;
•	amount and seasonality of IT spending by banks and other financial services companies;
•	procurement process of banks and other financial services companies, including their decision whether to meet their IT needs in-house or through third-party developers;
•	competition and related pricing pressure from other IT software and service providers to the financial services industry; and
•	increases in headcount and other operating costs and expenses due to competition, inflation and other factors.
The recent overall slowing of China’s economic growth, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house. However, to date, our business has not been materially adversely impacted as, among other reasons: we believe services and software IT spending represents a small percentage of many financial institutions’ revenues and profits; financial institutions in China remain underinvested in IT services, with decisions driven primarily by longer-term development plans rather than nearer term events; and financial institutions in China, along with their customer offerings, have continued to grow and their businesses are increasing in complexity.
Unfavorable changes in any of these general conditions could negatively affect the number and size of customized projects we undertake, the number of standardized software solutions we sell, the amount of services we provide, the price of our solutions and services and adversely affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:
•	our revenue growth and solution and service mix;
•	our ability to successfully develop, introduce and market new solutions and services, including standardized software solutions, to the financial services industry;
•	our ability to attract, train and retain skilled software engineers and mid-level personnel;
•	our ability to effectively manage our operating costs and expenses;
•	our acquisitions and strategic alliances; and
•	seasonal and unpredictable nature of our revenues. For example, in the quarter-ended September 30, 2008, several Big Four Banks delayed to the following quarter several planned standardized implementations in conjunction with China’s hosting the 2008 Summer Olympics. See “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.”
Revenues
In 2006 and for the three months ended March 31, 2007, and for the years ended March 31, 2008 and 2009, we generated total revenues of $42.6 million, $7.6 million, $65.9 million and $106.3 million, respectively. We currently derive our revenues from two sources: software development and other services. Software development revenues consist of revenues from the sale of software, assistance in implementation and customization of that software, and post-contract customer support, or PCS. Other services revenues include revenues from ATM maintenance services and ancillary services. Due to our customer’s contracting and purchasing practices, we do not have a significant amount of software development backlog at any time such that our software development backlog at any one time would be typically less than the next three months’ revenue.
The following table sets forth the revenues generated by each of the two sources:

	Year Ended
	December 31, 2006		March 31, 2008			March 31, 2009
Revenues by		% of Total		% of Total	% Changes		% of Total	% Changes
source:	Revenues	Revenues	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008
	($ in thousands, except percentages)

Software Development	32,901	77.1%	55,147	83.7%	67.6%	89,559	84.3%	62.4%
Other Services	9,745	22.9%	10,769	16.3%	10.5%	16,737	15.7%	55.4%

Total Revenue	42,646	100.0%	65,916	100.0%	54.6%	106,296	100.0%	61.3%

	Three Months Ended
	March 31, 2006		March 31, 2007
Revenues by		% of Total		% of Total	% Changes
source:	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)

Software Development	4,481	71.4%	5,799	75.9%	29.4%
Other Services	1,799	28.6%	1,846	24.1%	2.6%

Total Revenue	6,280	100.0%	7,645	100.0%	21.7%

Software Development
Software development revenues constituted 77.1%, 75.9%, 83.7% and 84.3% of our total revenues for 2006, the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009, respectively.
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

When addressing for the first time a specific IT need, we normally first develop a custom-designed solution. In some cases, through our own research and development activities or additional modifications to the customized solution, we are able to develop a standardized solution available for sale to other clients. Our decision to develop a standardized solution is based on our assessment of whether sufficient broader market demand exists for that solution and the level of additional customization required implementing the solution for different clients. A typical standardized software solution normally takes one to two years to develop. Once developed, a standardized solution “replaces” custom development revenues for that solution for one to two years until the standardized solution itself becomes outdated, due to banking systems changes or changes in market requirements. At that time, the development cycle begins again and we offer clients a customized solution or we need to start developing through our own research and development activities a new product.
We are currently developing our next suite of standardized solutions. We expect to rely on our customized software solutions and to a lesser extent standardized solutions for revenue growth given the lead-times to either develop or improve customized solutions into a standardized solution and uncertainties around whether a particular customized solution can be developed into a standardized solution.
•	Software maintenance. In addition to our standard PCS, we offer stand-alone maintenance contracts, primarily for the custom-designed solutions, typically for a one-year period and renewable annually. Revenues from software maintenance are recognized ratably over the contract service period.
The table below sets forth our revenues categorized based on development methodology for 2006, the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009, respectively:

Software	Year Ended
Development	December 31, 2006		March 31, 2008			March 31, 2009
Revenue by		% of		% of	% Changes		% of	% Changes
development		Applicable		Applicable	from		Applicable	from
methodology:	Revenues	Revenues	Revenues	Revenues	2006	Revenues	Revenues	2008
	($ in thousands, except percentages)
Customized	13,319	40.5%	32,183	58.3%	141.6%	58,282	65.1%	81.1%
Standardized	17,287	52.5%	18,007	32.7%	4.2%	28,219	31.5%	56.7%
Maintenance	2,295	7.0%	4,957	9.0%	116.0%	3,058	3.4%	(38.3%)

Total software development	32,901	100.0%	55,147	100.0%	67.6%	89,559	100.0%	62.4%

Software	Three Months Ended
Development	March 31, 2006*		March 31, 2007
Revenue by		% of		% of	% Changes
development		Applicable		Applicable	from
methodology:	Revenues	Revenues	Revenues	Revenues	2006
	($ in thousands, except percentages)
Customized	1,652	36.9%	3,810	65.7%	130.6%
Standardized	2,489	55.5%	1,337	23.1%	(46.3%)
Maintenance	340	7.6%	652	11.2%	91.8%

Total software development	4,481	100.0%	5,799	100.0%	29.4%

*	In 2006, total revenues reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues included $938,000 in revenues from standardized software contracts deferred from previous periods. As described above, beginning in 2006, sales of standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred to future periods.

Type of Software Solutions. Our software solutions can be broadly classified as: “channel-related,” “business-related,” “management-related,” “business intelligence” and “other value-added.” Our business intelligence software solutions focus on supporting banks’ decision making processes. The table below sets forth our revenues from these solution categories:

	Year Ended
Software	December 31, 2006*		March 31, 2008			March 31, 2009
Development		% of		% of			% of
Revenue by		Applicable		Applicable	% Changes		Applicable	% Changes
solution type:	Revenues	Revenues	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008
	($ in thousands, except percentages)
Channel	7,936	24.1%	8,763	15.9%	10.4%	10,878	12.1%	24.1%
Business	7,458	22.7%	11,379	20.6%	52.6%	14,652	16.4%	28.8%
Management	10,514	31.9%	18,744	34.0%	78.3%	36,205	40.4%	93.2%
Business Intelligence	3,187	9.7%	15,308	27.8%	380.3%	27,575	30.8%	80.1%
Others	3,806	11.6%	953	1.7%	(75.0%)	249	0.3%	(73.9%)

Total software development	32,901	100.0%	55,147	100.0%	67.6%	89,559	100.0%	62.4%

	Three Months Ended
Software	March 31, 2006		March 31, 2007
Development		% of		% of
Revenue by		Applicable		Applicable	% Changes
solution type:	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)
Channel	1,316	29.4%	912	15.7%	(30.7%)
Business	1,172	26.2%	1,597	27.5%	36.3%
Management	1,065	23.8%	1,961	33.8%	84.1%
Business Intelligence	356	7.9%	679	11.7%	90.7%
Others	572	12.7%	650	11.3%	13.6%

Total software development	4,481	100.0%	5,799	100.0%	29.4%

*	In 2006, total revenues reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues reflected $938,000 in revenues from standardized software contracts deferred from previous periods. Revenues from channel, business and management solutions (including business intelligence) in 2006 included $2.5 million, $2.5 million and $711,000, respectively, for services provided in previous years which were deferred to 2006. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.
As our clients sought to improve their internal systems, they invested more in management-related software solutions and services. These solutions (excluding business intelligence) constituted 31.9% and 34.0% of our total software development revenues in the year ended December 31, 2006 and March 31, 2008, respectively. Management-related solutions grew 78.3% from $10.5 million in 2006 to $18.7 million in 2008 to $36.2 million in 2009. Management-related solutions include solutions for enterprise resource management and credit and risk management. As the market matures and we face greater competition, we do not expect our future growth rates for these solutions to be as high as our historical growth rates.

Beginning in 2005, our clients sought to improve their data mining and data analysis capabilities by implementing better business intelligence systems. Our revenues from business intelligence solutions constituted 9.7% and 27.8% and 30.8% of our total software development revenues during the years ended December 31, 2006, March 31, 2008 and March 31, 2009, respectively. Business intelligence solutions which generated revenue of $27.6 million in 2009 was an increase of 80.1% from $15.3 million in fiscal 2008. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products. We expect business intelligence solutions to be one of our highest growth areas in 2009.
Client Type. We provide software solutions and post-implementation solution support services primarily to leading financial institutions, insurance companies and enterprises in China. Our software development revenues can be categorized by our four different client types which are Big Four Banks, Other Banks, Insurance and Enterprises. The Big Four Banks category includes the four largest state banks in China which are the Agriculture Bank of China, Bank of China, China Construction Bank and Industrial and Commercial Bank. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Our Insurance clients include both property and life insurance providers in China. Enterprises are entities not involved in financial services and include government entities and large state enterprises.
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

	Year Ended
Software	December 31, 2006		March 31, 2008			March 31, 2009
Development		% of		% of	%		% of
Revenue by		Applicable		Applicable	Changes		Applicable	% Changes
client:	Revenues	Revenues	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008
	($ in thousands, except percentages)
Big Four Banks	26,135	79.4%	27,482	49.7%	5.2%	42,002	46.9%	52.8%
Other Banks	5,572	17.0%	17,648	32.1%	216.7%	34,563	38.6%	95.8%
Insurance	400	1.2%	5,401	9.8%	1,250.3%	9,854	11.0%	82.4%
Enterprises	794	2.4%	4,616	8.4%	481.4%	3,140	3.5%	(32.0%)

Total software development	32,901	100.0%	55,147	100.0%	67.6%	89,559	100.0%	62.4%

	Three Months Ended
Software	March 31, 2006		March 31, 2007
Development		% of		% of	%
Revenue by		Applicable		Applicable	Changes
client:	Revenues	Revenues	Revenues	Revenues	from 2006
	($ in thousands, except percentages)
Big Four Banks	4,051	90.4%	5,172	89.2%	27.7%
Other Banks	272	6.1%	512	8.8%	88.2%
Insurance	—	—	18	0.3%	—
Enterprises	158	3.5%	97	1.7%	(38.6%)

Total software development	4,481	100.0%	5,799	100.0%	29.4%

*	In 2006, total revenues reflected $5.7 million in revenues from standardized software contracts deferred from previous years. For the three month ended March 31, 2006, total revenues included $938,000 in revenues from standardized software contracts deferred from previous periods. As described above, beginning in 2006, sales of these standardized software solutions were recognized in the period of delivery and acceptance by the client and not deferred and recorded as revenue in future periods.

Factors affecting our software development revenues
Our revenues from software development and operating results are significantly affected by the following factors:
Mix of software sales. From fiscal 2008 to fiscal 2009 our revenue growth was driven primarily by customized revenue growth. Compared to 2008 our customized software solution revenues in fiscal 2009 grew 81.1% from $32.2 million to $58.3 million. Customized software solutions revenues represented 65.1% of software development revenues for fiscal 2009 compared to 58.3% for fiscal 2008. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, mainly sold as a customized solution and the fastest growing area for Longtop and solutions for the Insurance sector which at this time are mainly sold as a customized solution. In 2008, we began focusing on Other Banks and Insurance Clients and delivered them a customized solution as we did not have standardized solutions available. In contrast, our standardized software solution revenues grew by 56.7%, from $18.0 million in 2008 to $28.2 million in 2009. Standardized software revenues in 2006 included $5.7 million in revenues deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues would have been $11.6 million in 2006 resulting in an increase of $16.7 million and a 2006 to 2009 year-on-year growth rate of 144.1%. This increase was due to increased demand from Other Banks as well as a Big Four customer. The increase in standardized software revenues from fiscal 2006 to 2009 reflects, in significant part, our introduction of new standardized software solutions including solutions which facilitated our client’s operation of ATMs, credit process management and facilitated our client’s internal workflow management.
Standardized software solutions as a percentage of software development revenues were 23.1%, 32.7% and 31.5% for the three months ended March 31, 2007 and for the years ended March 31, 2008 and 2009, respectively. As standardized software involves significantly less development and implementation time while commanding similar prices, the increased standardized software sales increase our gross margin and allow us to more efficiently utilize our software development, delivery and sales resources. In the near term, we expect standardized software revenue as a percentage of total software development revenue and the corresponding year-on-year growth rate to be more in line with our fiscal 2008 and fiscal 2009 rather than 2006 for two reasons: (1) beginning in January 2007, we no longer included significant revenue from prior-year contracts as compared to 2006 which included deferred revenue from previous years due to the absence of VSOE or evidence that the costs of providing PCS were immaterial for those years; (2) we are currently developing our next suite of standardized solutions and the related development and improvement will involve significant lead time, requiring greater reliance on customized software for our revenue growth during that period.
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
Other Services. Other services revenues include revenues from the ATM maintenance services segment and the ancillary services segment, consisting of system integration services and other miscellaneous services. These revenues constituted 22.9%, 24.1%, 16.3% and 15.7% of our total revenues for the year ended December 31, 2006, the three months ended March 31, 2007, and the years ended March 31 2008 and 2009, respectively. We recognize these revenues as the services are performed or ratably over the contract period. Contract periods are typically within one year.
Cost of Revenues and Operating Expenses
The following table sets forth the components of our cost of revenues and operating expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended
	December 31,		Three Months Ended March 31,				Year Ended March 31,
	2006		2006		2007		2008		2009
		%		%		%		%		%
	($ in thousands, except percentages)
Total revenues	42,646	100.0	6,280	100.0	7,645	100.0	65,916	100.0	106,296	100.0
Cost of revenues:
Software development	4,092	9.6	370	5.9	1,831	24.0	21,138	32.1	26,294	24.7
Other services	3,037	7.1	548	8.7	570	7.5	4,517	6.9	10,123	9.5

Total cost of revenues	7,129	16.7	918	14.6	2,401	31.5	25,655	39.0	36,417	34.2

Gross profit	35,517	83.3	5,362	85.4	5,244	68.5	40,261	61.0	69,879	65.8

Operating expenses:
Research and development	1,797	4.2	344	5.5	341	4.5	3,838	5.8	5,172	4.9
Sales and marketing	3,170	7.4	801	12.8	711	9.3	10,393	15.8	10,961	10.3
General and administrative	17,954	42.1	9,841	156.7	2,562	33.5	19,633	29.8	9,359	8.8

Total operating expenses	22,921	53.7	10,986	175.0	3,614	47.3	33,864	51.4	25,492	24.0

Income (loss) from operations	12,596	29.6	(5,624)	(89.6)	1,630	21.2	6,397	9.6	44,387	41.8

Cost of revenues. Our cost of revenues includes costs directly attributable to our software development and other services.
•	Software development costs. These consist of costs for the design, implementation, delivery and maintenance of our software solutions and amortization of intangibles related to our software development revenues. Software development costs are primarily headcount-related costs that include payroll, employee benefits, bonuses, travel and entertainment and share- based compensation to our development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development cost, substantially all relates to the cost of developing and implementing our customized software solutions We also expect to hire more software development engineers at potentially higher costs per person. As a result, we expect our gross margins to decline in the next few years. Our software delivery share-based compensation expenses were $839,000 in 2006, and $3,000, $7.8 million and $1.6 million during the three months ended March 31, 2007 and during the years ended March 31, 2008 and 2009, respectively.

•	Other services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses amortization of backlog arising on acquisitions and depreciation on leased ATMs during the 2006 calendar year. We expect other services costs to increase proportionately with revenues from these services.
Operating expenses. Operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses.
•	Research and development expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. To enhance our standardized solution products, we plan to invest aggressively in research and development, which can be expected to result in research and development increasing from 2009 levels as a percentage of revenue. Our research and development share-based compensation expenses were $147,000 in 2006 and nil and $1.5 million and $0.4 million during the three months ended March 31, 2007 and during the years ended March 31, 2008 and 2009, respectively.

•	Sales and marketing expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our sales and marketing share-based compensation expenses were $530,000 in 2006 and $11,000 and $4.7 million and $1.5 million during the three months ended March 31, 2007 and during the years ended March 31, 2008 and 2009, respectively.

•	General and administrative expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables less government subsidies related to directly to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We expect our general and administrative expenses, excluding share- based compensation, to increase in absolute amounts and be steady as a percentage of our revenues due to expected increases in professional fees, board of directors’ compensation and costs related to investor relations and director and officer insurance. Our general and administrative share-based compensation expenses were $11.4 million, $221,000 and $14.0 million and $1.9 million for the year ended December 31, 2006, the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009, respectively.

Our operating expenses for the year ended December 31, 2006, three months ended March 31, 2007 and the years ended March 31, 2008 and 2009 include $12.0 million, $232,000, $20.1 million and $3.7 million, respectively, in share-based compensation expenses. As of March 31, 2009, we had $13.9 million in total unrecognized share-based compensation expense, net of forecasted forfeitures which is expected to be recognized over a weighted-average period of approximately 2.7 years.
Share-based Compensation Expenses
We adopted our 2005 Long Term Incentive Plan in November 2005. We have reserved 8,550,000 ordinary shares as of the date of this annual report for issuance of our stock options and restricted share units under our 2005 Long Term Incentive Plan. For a description of our 2005 Long Term Incentive Plan, see “Management—2005 Long Term Incentive Plan.” Since the adoption of the 2005 Long Term Incentive Plan, we have made various stock option grants to some of our directors, employees and consultants. From the inception of our 2005 Plan through March 31,2009, 4,372,740 options to purchase ordinary shares had been granted of which 1,070,700 stock options had been forfeited and 1,005,150 restricted share units had been granted of which 70,600 restricted share units had been forfeited.
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
Our share-based compensation expenses for the years ended December 31, 2004, 2005, and 2006, the three months ended March 31,2007, and the years ended March 31,2008 and 2009 were $0, $37,000, $12.9 million, $235,000, $28.2 million and $5.6 million, respectively.
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
During the three months ended March 31, 2007, we granted a total of 2,522,100 options with vesting terms from two to 4 1/ 2 years. These options included options granted to a member of our board of directors for the purchase of 112,500 ordinary shares at an exercise price of $6.43 per share, vesting over two years, and 300,000 options granted to our chief executive officer at an exercise price of $6.43 per share, vesting over four years. These options could only be exercised when our ordinary shares or American Depositary Shares representing our ordinary shares became publicly tradable upon the completion of our initial public offering. Accordingly, no share-based compensation expense was recorded during the three months ended March 31, 2007 related to these options, as the completion of the initial public offering was a performance condition which was not considered probable until it occurred.

During the year ended March 31, 2008, we granted a total of 112,500 options and 636,650 restricted share units with vesting terms of 4 years and recorded share-based compensation expense of $28.2 million of which $3.4 million for share-based compensation from stock options and restricted share units issued directly by our company and $24.8 million related the Well Active shares sold in 2006 and paid for with a promissory note. In October 2007, Well Active cancelled promissory notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24,8 million. No amounts under promissory notes were due by employees to Well Active as at March 31, 2008.
During the fiscal year ended March 31, 2009, we granted a total of 0 options and 368,500 restricted share units primarily with vesting terms of 4 years and recorded share-based compensation expense of $5.6 million.
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
Subsequent to becoming a public company on October 25, 2007, we determined the fair value of the ordinary shares underlying the restricted share units based on the closing ordinary share price on the date of grant. Subsequent to becoming a public company on October 25, 2007, we did not issue any stock options.
Prior to becoming a public company on October 25, 2007, we determined the fair value of the ordinary shares underlying the options and transferred shares by employing two valuation methods: the discounted cash flow method under the income approach and the guideline companies method under the market approach. The discounted cash flow method is a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate. The “guideline companies method” incorporates certain assumptions, including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include the following: (i) no material changes in the existing political, legal, fiscal and economic conditions in China; (ii) no material changes in tax law in China or the tax rates applicable to our subsidiaries; and (iii) no material deviation in market conditions from economic forecasts. In addition to the above, to reflect the fact that we were a private company at the time of each of our valuations performed prior to March 31, 2007, a 25% “lack of marketability discount,” or LOMD, was applied to the derived equity value. The LOMD was supported with reference to both qualitative studies and quantitative analysis. The qualitative studies examine prices paid in private transactions for shares of companies that subsequently became publicly-traded through an IPO. We also considered empirical studies based on prices paid for restricted stock. The restricted stock studies analyze transactions in restricted shares where marketability at the end of the required holding period was virtually assured, since the subject companies’ shares were already publicly traded. We also used two quantitative valuation methods, including the option pricing method (implied from a put option) and the Longstaff Regression Analysis, which resulted in a LOMD range of 19.4% to 26.8%. Given the transaction costs necessary to implement the put options, the restricted stock regression analysis and the qualitative factors, we determined that 25% was the proper LOMD.

We determined the fair value of the options on the date of grant by using the binomial option-pricing method after considering: average risk-free rate of return, which was between 3.36% and 4.80%, volatility which was between 54.33% and 57.20%, an assumption of no dividends and a weighted average expected option life between 2.58 to 4.84 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. Total unrecognized compensation expense as of March 31, 2009 from the grants made in 2006 is expected to be recognized over the remaining vesting period of the options of one year. Total unrecognized compensation expense as of March 31, 2009 from the grants made in three months ended March 31, 2007 is expected to be recognized over the remaining vesting period of the options of two years.
These assumptions are inherently uncertain.
Acquisitions and Strategic Alliances
We began our operations as a provider of general IT services to the financial services industry in 1996 and began focusing on software development for the financial services industry in 2001. The primary driver of our revenue growth since inception has been organic business development, supplemented to a lesser extent by strategic acquisitions. We have completed the following seven strategic transactions since 2003. The following are some of our recent acquisitions and strategic alliances:
•	In February 2006, we entered into the outsourcing business by establishing Longtop International, with three other shareholders, and later acquired the interests from the other shareholders in January 2007. We subsequently disposed of our interest in LTI through a dividend in kind to our existing shareholders in July 2007;

•	In March 2006, we assumed certain aspects of the China business of S1 Corporation (S) Pte. Ltd., or S1, by assuming certain customer contracts of S1, becoming S1’s non-exclusive distributor of its retail software and providing relevant maintenance and upgrading services in China;

•	In May 2006, we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, and its parent company, Grand Legend Holdings Limited. ABS is an integration solutions provider based in Beijing;

•	In March 2007, we acquired Minecode, which provided technology outsourcing services in the United States primarily for Microsoft. Minecode became a subsidiary of LTI and was disposed of in July 2007 as part of the LTI disposition, in which we distributed LTI and its subsidiaries to our shareholders; and

•	In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd, or FEnet, and its subsidiary, Guangzhou FEnet Software Co., Ltd., for a purchase price of approximately $3.4 million in cash and 396,350 ordinary shares. We completed the acquisition in October 2007. FEnet provides business intelligence software development services in China. We paid additional purchase price of $2.4 million in May 2008 as FEnet has achieved certain financial milestones for the period from June 1, 2007 to December 31, 2007.

•	In May 2008, we acquired 100% of the equity interests in Beijing Huayuchang Co-Founder Technology Development Co., Limited, or Huayuchang Tongchuang. Huayuchang Tongchuang is engaged in the business of providing ATM maintenance services to financial institutions in China. We made the acquisition in order to increase our market share in the ATM maintenance market.

•	In July 2008, we acquired the assets and business of Precision Hightech Company Ltd, or Puji. Puji provides core banking software products and solutions to financial institutions in China. We acquired Puji in order to increase our share in the market for such services.

•	In July 2008, we acquired Xiamen Hooyoo Information Technology Co., Ltd., or Hooyoo, and its subsidiaries and in September 2008, we acquired the assets of Huashang Shengshi Internet Co., Ltd., or Huashang. Both companies provide domain name sales and online hosting services. Because regulations in China currently restrict or prevent foreign-invested entities from engaging in value-added telecommunication services, including online hosting services, we acquired and currently hold Hooyoo and hold the assets acquired from Huashang, through a VIE arrangement, under which two of our employees hold all of the equity interests in Longtop Online (formerly, Xiamen Bizcn Network Co., Ltd.), which is the sole parent of Hooyoo and holds the assets acquired from Huashang. We control Longtop Online, however, through a series of contractual arrangements with the two employees.

•	In February 2009, we acquired Beijing Jactus Ruanbo Software and Technology Co., Ltd., or Jactus, a leading third-party testing company focused on China’s financial industry. We acquired Jactus in order to increase our share in the market for such services.

•	In December 2008, we entered into an arrangement with S1, whereby we are assisting S1 in the implementation of S1’s customer relationship management platform at one of Thailand’s largest banks. This is our first significant contract outside of China, as we are providing services in Thailand as well as from our China delivery centers.

•	In April 2009, we entered into an arrangement with SunGard Kingstar Data System (China) Co., Ltd., a subsidiary of SunGard Data Systems Inc., a U.S. financial and information technology services company, to distribute and provide implementation and support services for some SunGard products to financial institutions in China.
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
Our subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.
Prior to January 1, 2008, our company’s subsidiaries which were foreign-investment enterprises in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), or 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as a “software enterprise” or “high and new technology enterprise”, or 10% where the subsidiary was classified as a “key software enterprise within the state plan.” Prior to January 1, 2008, substantially all of the operations of our company in the PRC were subject to tax at 15% or 10% as they were located in a special economic zone or classified as “software enterprises” or “high and new technology enterprises” or classified as “key software enterprises within the state plan.”
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. High and new technology enterprises will still enjoy a favorable tax rate of 15% providing they can meet the qualifying criteria. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

On April 14, 2008, governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises,” which are entitled to a favorable statutory tax rate of 15%. On July 8, 2008, governmental regulatory authorities further clarified that high and new technology enterprises qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for their unexpired tax holidays, on condition that they were re-approved for high and new technology enterprise status under the regulations released on April 14, 2008.
During the year ended March 31, 2009, Longtop System, which accounts for the majority of our taxable income, was designated as a high and new technology enterprise and will be subject to an income tax rate of 15% as long as it qualifies as a high and new technology enterprise. FEnet also received designation as a high and new technology enterprise effective from January 1, 2008. For FEnet and Longtop System we have applied the 15% tax rates in our calculation of deferred taxes, because we expect to retain the high and new technology enterprise status for the foreseeable future . During 2009, other subsidiaries in the PRC were subject to tax at rates ranging from 18% to 25% depending on their location within China.
In December 2008, we received a notification from the National Development and Reform Commission, the MIIT, the Ministry of Commerce, and the State Administration of Taxation that its subsidiary, Longtop System qualifies as a “Key Software Enterprise” for the year ended December 31, 2008 and therefore should enjoy a 10% tax rate for income earned during the year ended December 31, 2008. Longtop System also received a similar preferential tax rate for the 2007 and 2006 calendar year. However, due to the significant uncertainty of obtaining similar preferential tax rates for future years, we did not assume that Longtop System Technologies would continue to enjoy the 10% tax rate after January 1, 2009. Instead, we have used the 15% preferential tax rate in calculation of deferred taxes of Longtop System.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction or region of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% rate. All of our China-based subsidiaries are invested by immediate foreign holding companies in Hong Kong. All of these foreign invested enterprises will be subject to the withholding tax on January 1, 2008. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2009, we have not recorded any withholding tax on $64.0 million in retained earnings of our foreign invested enterprises in China.
Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 5% on revenues generated from providing services and are subject to a 17% VAT on revenues from sales of third party hardware and software to clients. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyrights for the software and have met other requirements of government authorities. In addition, according to a notice issued by the Ministry of Finance and the State Administration of Taxation in November 2005, an entity that develops software products on commission may be entitled to a waiver of VAT if, according to the contractual arrangement, the copyright of the products developed by it is owned by the commissioning party or jointly owned by the developer and commissioning party.

Critical Accounting Policies and Estimates
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
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
Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. Our company measures progress toward completion by comparing direct labor costs incurred to total estimated direct labor costs for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.
We defer the fair value of PCS as indicated by VSOE and recognizes the revenue ratably over the PCS period.
Other services. We recognize revenue from ATM maintenance and ancillary services as performed ratably over the contractual period. We expense costs associated with these contracts as incurred. Contract periods are generally less than one year.
We recognize revenue from system integration services, a component of ancillary services, as performed, Such revenue is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent.” On behalf of our clients, we obtain manufacturers’ warranties and support for the third party hardware and software it sells. We have not accrued any warranty costs at March 31, 2007, March 31, 2008 or March 31, 2009.
We report revenue net of business taxes. Business taxes included in revenue during the year ended December 31, 2006, the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009, totaled $534,000, $105,000 , $774,000 and $1.3 million, respectively. As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain standardized software products. The amount of the value-added tax refund included in software development revenue was $1.4 million, $135,000, $2.7 million and $3.6 million for the year ended December 31, 2006, the three months ended March 31, 2007, and the years ended March 31, 2008 and 2009, respectively.
We record revenue in excess of billings as unbilled receivables, which is included in accounts receivable and amounted to $5.8 million and $10.9 million as of March 31, 2008 and 2009, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.
Allowance for Doubtful Accounts Receivables
Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivables, historical bad debts, customer credit- worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balances on March 31, 2008 and March 31, 2009 were $21.3 million, net of allowance for doubtful accounts of $908,000, and $ 29.9 million, net of allowance for doubtful accounts of $1.0 million, respectively. If the financial condition of our clients were to deteriorate, resulting in their inability to make payments, an additional allowance might be required.

Share-Based Compensation
We recognize our share-based payments to employees and directors, including grants of stock options, restricted share units and other equity-based awards, based on their grant date fair values. Under the fair value based method, compensation cost related to employee options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options, the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. In addition, forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded.
We are responsible for estimating the fair value of the options granted by us and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about the projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies and our share price volatility, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense it recognizes in its consolidated financial statements.
Subsequent to becoming a public company, we determined the fair value of the ordinary shares underlying the restricted shares units based on the closing ordinary share price on the date of grant. Subsequent to becoming a public company, we did not issue any stock options.
Prior to becoming a public company, we determined the fair value of the ordinary shares underlying the options and transferred shares by considering a number of factors to determine our aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as our financial results and growth trends, to derive our total equity value. Other assumptions used in deriving the fair values include: no material changes in the existing political, legal, fiscal and economic conditions in China; no material changes in tax law in China or the tax rates applicable to our subsidiaries and; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.
Total share-based compensation costs in 2005 and 2006 and the three months ended March 31, 2007 and the years ended March 31, 2008 and 2009 were $37,000, $12.9 million and $235,000, $28.2 million and $5.6 million, respectively. We did not issue any share-based awards prior to 2005.
Determination of the fair value of share-based compensation is further discussed in “—Factors Affecting Our Results of Operations—Share Based Compensation Expenses—Determination of Fair Value of Share-based Compensation.”

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended	Three Months Ended
Consolidated Statement of	December 31,	March 31,		Year Ended March 31,
Operations Data:	2006	2006	2007	2008	2009
	($ in thousands)
Revenues:
Software development	32,901	4,481	5,799	55,147	89,559
Other services	9,745	1,799	1,846	10,769	16,737

Total revenues	42,646	6,280	7,645	65,916	106,296

Cost of revenues:
Software development	4,092	370	1,831	21,138	26,294
Other services	3,037	548	570	4,517	10,123

Total cost of revenues	7,129	918	2,401	25,655	36,417

Gross profit	35,517	5,362	5,244	40,261	69,879

Operating expenses:
Research and development	1,797	344	341	3,838	5,172
Sales and marketing	3,170	801	711	10,393	10,961
General and administrative	17,954	9,841	2,562	19,633	9,359

Total operating expenses	22,921	10,986	3,614	33,864	25,492

Income (loss) from operations	12,596	(5,624)	1,630	6,397	44,387

Other income (expenses):
Interest income	343	43	99	3,597	5,589

Interest expense	(703)	(229)	(101)	(886)	(250)

Other income (expense), net	86	6	(22)	(1,349)	(169)

Total other income (expenses)	(274)	(180)	(24)	1,362	5,170

Income (loss) before income tax expense	12,322	(5,804)	1,606	7,759	49,557

Income tax expense	(3,751)	1,764	(599)	(3,539)	(6,085)

Income (loss) from continuing operations	8,571	(4,040)	1,007	4,220	43,472
Loss from discontinued operations	(263)	(30)	(239)	(1,293)	—

Net income (loss)	8,308	(4,070)	768	2,927	43,472

Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	—	—	1,006	4,543	—

Includes share-based compensation related to:
Cost of revenues software development	839	1	3	7,832	1,649

Cost of revenues other services	—	—	—	229	252
General and administrative expenses	11,367	7,819	221	13,964	1,871
Sales and marketing expenses	530	4	11	4,712	1,491
Research and development expenses	147	—	—	1,451	385

Reportable Segments
We have three reportable segments: software development and within other services we have ATM maintenance services and ancillary services. Revenues from the software development and other services segments accounted for 77.1%, 22.9%, respectively, of our total revenues for 2006, 75.9% and 24.1%, respectively, for the three months ended March 31, 2007, 83.7% and 16.3%, respectively, for the year ended March 31, 2008, and 84.3%, and 15.7%, respectively, for the year ended March 31, 2009. The software development segment is responsible for the development, maintenance and integration of software in accordance with clients’ specifications. The ATM maintenance services segment is responsible for the maintenance of ATMs. The ancillary services segment is responsible for the procurement of software and hardware on behalf of clients and providing IT management, consulting and supplementary technology related services. We allocate a portion of shared facilities costs to the segments cost of revenues based on headcount and review the performance of segments based on segment gross profit. We do not allocate operating expenses to the segments.

	Year Ended December 31,		Three Months Ended March 31,				Year Ended March 31
	2006		2006		2007		2008		2009
	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment	Segment
Reportable segments:	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit
	($ in thousands)
Software development	32,901	28,809	4,481	4,111	5,799	3,968	55,147	34,009	89,559	63,265
ATM maintenance services	2,821	1,614	546	370	835	424	4,275	2,285	7,655	2,978
Ancillary services	6,924	5,094	1,253	881	1,011	852	6,494	3,967	9,082	3,636

Total	42,646	35,517	6,280	5,362	7,645	5,244	65,916	40,261	106,296	69,879

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008
Total Revenues. Total revenues for the fiscal year ended March 31, 2009 (“fiscal 2009”) were $106.3 million, an increase of 61.3% from $65.9 million for the year ended March 31, 2008 (“fiscal 2008”), primarily due to the reasons below.
•	Software development services segment. Revenues from our software development services increased by 62.4% from $55.1 million in 2008 to $89.6 million in fiscal 2009. The increase in our software development revenues reflects:
•	Exchange rate movements. The 62.4% growth in software development revenues reflects an appreciation in the Renminbi to U.S. dollar exchange rate from an average of 7.46 in fiscal 2008 to an average of 6.87 in fiscal 2009. Excluding the impact of this appreciation, our total software development revenues increased by 49.6%.

•	From a client-type perspective, increased sales to Other Banks and Insurance clients.

Software development revenue from the Big Four Banks in fiscal 2009 was $42.0 million, an increase of 52.8% from fiscal 2008. Big Four Banks accounted for 46.9% of software development revenues in fiscal 2009, as compared to 49.7% in fiscal 2008, indicating a growth rate approximately in line with our overall software development revenue growth rate. Our Big Four Banks clients in both fiscal 2008 and fiscal 2009 included three of the Big Four Banks and each of the Big Four Bank’s percentage contribution to our revenue was relatively similar in both fiscal 2008 and fiscal 2009, with growth in all of our three Big Four Bank clients. Each of the three of our Big Four Bank clients contributed more than 10% of our software development revenue in both fiscal 2008 and fiscal 2009 with our largest Big Four Bank client accounting for 24% and 22% in the respective years.

The software development revenue from Other Banks in fiscal 2009 was $34.6 million, an increase of 95.8% from fiscal 2008, which was the highest of our four types of clients. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Other Banks accounted for 38.6% of software development revenues for fiscal 2009, as compared to 32.1% in fiscal 2008. Since 2006, we have strategically focused on diversifying our customer base to reduce reliance on Big Four Banks by developing solutions to meet Other Bank requirements, including through strategic acquisitions, and aligning our sales people to also focus on the Other Bank segment. The 95.8% growth was attributable to higher revenue per customer mainly from national commercial banks in fiscal 2009, as we had additional solutions to meet their requirements. National commercial banks also increased their IT spending to improve their customer service, products and management, and we benefitted from this increased investment.

Revenue from Insurance clients in fiscal 2009 was $9.9 million and grew 82.4% from fiscal 2008. We first began targeting the Insurance sector in the later part of 2006. During fiscal 2009, Insurance clients accounted for 11.0% of software development revenues, as compared to 9.8% in fiscal 2008. The growth in Insurance in fiscal 2009 was mainly due to sales made to a new customer, a leading insurance agent in China as well as a number of other new insurance clients.
•	Growth in demand for our business intelligence and management-related solutions from a solutions perspective.

Our software solutions can be broadly classified as: “channel,” “business,” “management,” “business intelligence” and “other value-added.” Increases related primarily to growth in both management solutions and business intelligence revenues. As our clients sought to improve their internal systems such as office automation, risk management, human resource management, and content management, our management solutions revenues grew 93.2% to $36.2 million in fiscal 2009 from $18.7 million in fiscal 2008.

Business intelligence solutions revenues were $27.6 million in fiscal 2009, an increase of 80.1% from $15.3 million in fiscal 2008. Demand for business intelligence solutions was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business. There was strong demand from both Big Four Banks and Other Banks for our business Intelligence solutions, where we are one of the strongest service providers in China for these solutions.

•	From a development methodology perspective

Compared to fiscal 2008, our customized software solution revenues for fiscal 2009 grew 81.1% to $58.3 million from $32.2 million for fiscal 2008. In contrast, our standardized and maintenance software solution revenues grew at a slower rate as compared to customized solutions, with growth of 36.1%, from $23.0 million in fiscal 2008 to $31.3 million in fiscal 2009.

Customized software solutions revenues represented 65.1% of software development revenues in fiscal 2009 compared to 58.3% in fiscal 2008. The increase in the customized revenue mix was due to numerous factors, including our business intelligence solutions growth, the fastest growing area for us in fiscal 2009 and solutions for the Insurance sector. Pricing for our customized and standardized products was relatively stable and was not a factor in changes in our revenue from fiscal 2008 to fiscal 2009.
•	Other Services Revenues: Revenues from Other Services increased by 55.4% from $10.8 million in fiscal 2008 to $16.7 million in fiscal 2009. The increase in our Other Services revenues was primarily due to exchange rate movements and growth in our ATM maintenance and ancillary services segments.
•	Exchange rate movements. The 55.4% growth in Other Services revenues from fiscal 2008 to fiscal 2009 reflects an appreciation in the Renminbi to U.S. dollar exchange rate from an average of 7.46 in fiscal 2008 to an average of 6.87 in fiscal 2009. Excluding the impact of this appreciation, our Other Services revenue increased by 43.1%.

•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 79.1%, growing from $4.3 million in fiscal 2008 to $7.7 million in fiscal 2009. This growth was primarily attributable to the acquisition of Beijing Huayuchang Co-Founder Technology Development Co., Limited, or Huayuchang Tongchuang, a provider of ATM maintenance services, which we acquired in fiscal 2009. At March 31, 2009, we had approximately 11,000 ATM machines under contract for maintenance as compared to approximately 6,400 ATM machines at March 31, 2008.

•	Ancillary services segment. Ancillary services consist of the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, and design, consulting and supplementary technology related services. Our system integration services involve assisting clients in procuring hardware and software solutions designed to meet their system requirements. Revenues from our ancillary services segment increased by 39.9%, from $6.5 million in fiscal 2008 to $9.1 million in fiscal 2009. This increase was primarily attributable to increased revenue from LTI, a related party, of $1.9 million in 2009 as compared to $125,000 in 2008, revenue from Longtop Online, its wholly-owned subsidiary Hooyoo and the assets of Huashang, which were acquired in 2009, and, to a lesser extent, growth in our professional services and systems integration business.
Gross Margin; Cost of Revenues. Our gross margins increased by 4.8% to 65.8% in fiscal 2009 from 61.0% in fiscal 2008. The increase in gross margin was primarily due to the factors explained below.
•	Software development services costs and gross margin
•	Software development costs. These consist of design, implementation, delivery and maintenance costs of our software solutions and amortization of acquired intangible assets. Software development costs are primarily headcount-related costs, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development costs, substantially all relates to the cost of developing and implementing our customized software solutions.

•	Software development gross margin. Our software development services gross margin increased by 8.9% to 70.6% in fiscal 2009 compared to fiscal 2008. The increase in gross margin was due to higher share-based compensation expenses in fiscal 2008, which were $7.8 million as compared to $1.6 million in fiscal 2009. The higher share-based compensation in fiscal 2008 was due to the cancellation by Well Active of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation Expenses.” Excluding the impact of the share-based compensation expenses, fiscal 2009 gross margin would have been approximately 3.4% lower than fiscal 2008. This 3.4% decline was due primarily to a higher mix of our software revenue coming from customized solutions, with 65.1% of software development revenue from customized solutions in fiscal 2009 as compared to 58.3% in fiscal 2008, as well as inflation-driven increases in salaries without corresponding increases in pricing. Customized solutions, which typically involve more manpower in development and implementation, have substantially lower gross margins than standardized solutions. Our acquisition of FEnet in October 2007, which primarily delivers customized solutions, also negatively impacted our gross margins in fiscal 2009 compared to fiscal 2008.

In fiscal 2009, we hired a significant number of new personnel to meet customized solutions’ demand. As of March 31, 2009, we had 1,310 software development engineers, compared to 913 as of March 31, 2008.
•	Other Services costs and gross margin.
•	Other Services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses and amortization of backlog arising from acquisitions.

•	Other Services gross margin. Gross margins from our Other Services revenue declined by 18.6% during fiscal 2009 to 39.5% due to ATM maintenance and ancillary services segment gross margins decline.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment declined by14.6% to 38.9% in fiscal 2009 from 53.5% in 2008 due to lower gross margins on Huayuchang Tongchuang, which we acquired during fiscal 2009.

•	Ancillary services segment. Gross margins from our ancillary services segment declined by 21.1% to 40.0% in fiscal 2009 from 61.1% in 2008 due to an approximately 20.0% gross margin on LTI revenues and higher wage costs without corresponding increases in the ancillary services revenue.
Research and Development Expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. Our research and development expenses increased by 34.8% from $3.8 million in fiscal 2008 to $5.2 million in fiscal 2009, as a result of additional headcount-related costs as we expanded our investment in research and development organically and through our acquisition of FEnet in October 2007. At March 31, 2009, we had 208 research and development staff (of which 185 are dedicated to software development research) as compared to 164 at March 31, 2008.
Sales and Marketing Expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third-party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our sales and marketing expenses increased by 5.5% from $10.4 million in fiscal 2008 to $11.0 million in fiscal 2009, representing 15.8% and 10.3% of total revenues, respectively. Sales and marketing expenses in fiscal 2008 included $4.7 million of share-based compensation expenses, primarily associated with the cancellation by Well Active during fiscal 2008 of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation Expenses.” Excluding the impact of the share-based compensation expenses of $4.7 million and $1.5 million in fiscal 2008 and fiscal 2009, respectively, sales and marketing expenses as a percentage of revenue would have been relatively unchanged at 8.6% of revenues in fiscal 2008 and 8.9% of revenue in fiscal 2009 indicating sales and marketing grew in line with revenue. At March 31, 2009, we had 287 sales and marketing staff as compared to 129 at March 31, 2008.

General and Administrative Expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on the sale or disposal of fixed assets and provisions for other receivables, less government subsidies directly related to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our general and administrative expenses decreased by 52.3% from $19.6 million in fiscal 2008 to $9.4 million in fiscal 2009, representing 29.8% and 8.8% of total revenues, respectively. General and administrative expenses in fiscal 2008 included $14.0 million of share-based compensation expenses, primarily associated with the cancellation by Well Active during fiscal 2008 of principal and interest under promissory notes issued to it in 2006 in payment for ordinary shares Well Active had transferred to our officers and employees, as described above under “Share-Based Compensation Expenses.” Excluding the impact of share-based compensation expenses of $14.0 million and $1.9 million in fiscal 2008 and fiscal 2009, respectively, our general and administrative expenses would have increased by approximately 32.1% primarily due to additional headcount, which increased from 200 at March 31, 2008 to 238 at March 31. 2009, and additional professional fees and public company expenses.
Other Income (Expenses). Our other income (expenses) increased from $1.4 million in fiscal 2008 to $5.2 million in fiscal 2009. The increase was primarily due to additional interest income earned on proceeds from our initial public offering.
Income Tax Expenses. Our income tax expenses in fiscal 2009 were $6.1 million, an effective tax rate of 12.3%, compared to $3.5 million in fiscal 2008, or an effective tax rate of 45.6%. The difference between the effective rate of 12.3% in fiscal 2009 as compared to 45.6% for fiscal 2008 was due primarily to higher share-based compensation expenses of $28.2 million in fiscal 2008 as compared to $5.6 million in 2009, which are not tax deductible. Excluding the impact of share-based compensation expenses, which are not deductible in China for income tax purposes, the effective tax rate would have been largely unchanged at 9.8% in fiscal 2008 as compared to 11.0% in fiscal 2009.
Loss from Discontinued Operations. Loss from discontinued operations of $1.3 million in fiscal 2008 related to the disposal of Longtop International Holdings Limited and our outsourcing business. There were no similar disposals in fiscal 2009.
Net Income. As a result of the foregoing, we had net income of $43.5 million in fiscal 2009 as compared to a net income of $2.9 million in fiscal 2008.
Year Ended March 31, 2008 Compared to Year Ended December 31, 2006
Total Revenues. Our total revenues increased by $23.3 million, or 54.6%, from $42.6 million for the year ended December 31, 2006 (“2006”) to $65.9 million for the year ended March 31, 2008 (“2008”) primarily due to the reasons below.
•	Software development services segment. Revenues from software development services segment increased by 67.6% from $32.9 million in 2006 to $55.1 million in 2008. Prior to January 1, 2006, we did not have VSOE for PCS on our standardized software solutions or evidence that the costs of providing the related PCS were insignificant. As a result, 2006 software development revenues included $5.7 million in revenues for standardized software contracts deferred from previous years. The increase in our software development revenues reflects:
•	from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to 2006 our customized software solution revenues in 2008 grew 141.6% from $13.3 million to $32.2 million. Customized software solutions revenues represented 58.3% of software development revenues for 2008 compared to 40.5% for the same period in 2006. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, the fastest growing area for us; solutions for the Insurance sector; and first time sales to Other Banks which at this time are mainly sold as a customized solution. In 2008, we began focusing on Other Banks and Insurance Clients and delivered them mainly a customized solution as we did not have standardized solutions available for these new customers. Pricing for our customized products was relatively stable during these periods.

In contrast, our standardized software solution revenues grew by 4.2%, from $17.3 million in 2006 to $18.0 million in 2008. Standardized software revenues in 2006 included $5.7 million in revenues deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues would have been $11.6 million in 2006 resulting in an increase of $6.4 million and a year-on-year growth rate of 55.7% . The increase in standardized software revenues from 2006 to 2008 reflects, in significant part, our introduction of new standardized software solutions including solutions which facilitated our client’s operation of ATMs, credit process management and facilitated our client’s internal workflow management. The growth rate of 55.7% was less than our customized solutions which grew 141.6% because most of the revenue from Insurance customers was customized and the majority of revenues from Other Banks in 2008 was customized .

Pricing for our standardized products was relatively stable and was not a factor for changes in revenue from 2006 to 2008.

In 2008, maintenance revenues of $5.0 million represented 9.0% of total software development revenues, and increased 116.0% from $2.3 million in 2006.

•	from a solutions perspective, primarily growth in demand for our business intelligence solutions which generated revenue of $15.3 million in 2008 an increase of 380.3% from $3.2 million in 2006. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products. Management-related solutions, as our clients sought to improve their internal systems grew 78.3% from $10.5 million in 2006 to $18.7 million in 2008.

•	from a client-type perspective, increased sales to Other Banks and Insurance clients. In 2006, our company made a strategic decision to diversify its customer base to reduce reliance on Big Four Banks. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. During 2008 our company acquired sixteen new Other Bank customers. Other Banks accounted for 32.1% of software development revenues in 2008, as compared to 17.0% in 2006. Revenue from Other Banks in 2008 was $17.6 million and grew 216.7% from 2006. Our company first began targeting the Insurance sector in the later part of 2006. During 2008 Insurance clients accounted for 9.8% of software development revenues, as compared to 1.2% in 2006. Revenue from Insurance clients in 2008 was $5.4 million and grew 1,250.3% from 2006. 2008 software development revenue from the Big Four Banks grew 5.2% from 2006 and was 49.7% of revenue compared to 79.4% in 2006. This was less than the overall growth rate of 67.6% because our company had made a strategic decision in 2006 to allocate solution delivery, research and development and sales resources to diversifying the customer base.
•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 51.5%, growing from $2.8 million in 2006 to $4.3 million in 2008. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 4,800 as of December 31, 2006 to 6,360 as of March 31, 2008.

•	Ancillary services segment. Revenues from our ancillary services segment decreased by 6.0% , from $6.9 million in 2006 to $6.5 million in 2008. This decline was primarily attributable to our ATM leasing business, which contributed $1.7 million in revenues in 2006,the assets of which were subsequently disposed of in September 2006. The decline in ATM leasing revenue was partially offset by higher revenue from our consulting services.

•	Exchange rate movements: The appreciation in the Renminbi in 2008 as compared to 2006 from an average Renminbi to US dollar exchange rate in 2006 of 7.93 to 7.46 in 2008 resulted in a 10.0% increase in revenues.

Gross Margin; Cost of Revenues. Our gross margins declined from 83.3% in 2006 to 61.0% for the same period in 2008. The decline in gross margin was primarily due to the factors explained below.
•	Software development services segment. Gross margins from the software development services segment were 87.6% in 2006 compared to 61.7% in 2008. The decline was primarily due to two factors: First, software development revenues in 2006 included $5.7 million in revenues from standardized software contracts deferred from previous periods with no corresponding costs. This resulted in an approximate 25.9 % increase in the gross margins for 2006.

Second, as a result of increase in demand for customized solutions in 2008, which accounted for 58.3% of our software development revenue in 2008 as compared to 40.5% in 2006. Customized solutions which typically involve more manpower in development and implementation have substantially lower gross margins than that of standardized software. In 2008, we hired a significant number of new personnel to meet demands for customized solutions. As of December 31, 2006, we had 267 software development engineers, compared to 913 as of March 31, 2008. Also contributing to the lower gross margins was an increase in share-based compensation costs to $7.8 million in 2008 as compared to $839,000 in 2006. Our acquisition of FEnet, which primarily delivers primarily a customized solution, in October 2007 also resulted in lower gross margins in 2008 as compared to 2006.

•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment of 57.2% for 2006 were slightly higher than 53.5% in 2008 due to increases in costs which we did not pass on to our customers.

•	Ancillary services segment. Gross margins from our ancillary services segment of 73.6% for, 2006, were higher than the 2008 gross margin of 61.1% due to higher share-based compensation expenses in 2008 of $229,000 as compared to nil in 2006 as well as lower margins on consulting and system integration revenue.
Research and Development Expenses. Our research and development expenses increased by 113.6% from $1.8 million in 2006 to $3.8 million in 2008, as a result of additional headcount-related costs as we expanded our investment in research and development organically and through the acquisition of FEnet. At March 31, 2008 we had 164 research and development staff as compared to 62 at December 31, 2006. Additionally, the increase in 2008 research and development expenses as compared to 2006 includes an additional $1.3 million in share-based compensation expenses.
Sales and Marketing Expenses. Our sales and marketing expenses increased by 227.9% from $3.2 million in 2006 to 10.4 million in 2008, representing 7.4% and 15.8% of total revenues, respectively. The increase in sales and marketing as a percentage of total revenues was primarily due to an additional $4.2 million in share-based compensation expenses during 2008. Also contributing to the increase was hiring additional sales and marketing staff for our product sales team and solution center. At March 31, 2008 we had 129 sales and marketing staff as compared to 64 at December 31, 2006.
General and Administrative Expenses. Our general and administrative expenses increased by 9.4% from $18.0 million in 2006 to $19.6 million in 2008 representing 42.1% and 29.8% of total revenues, respectively. The increase was due to $2.6 million in additional share-based compensation expenses which increased from $11.4 million in 2006 to $14.0 million in 2008 partially offset by nonrecurring items incurred in 2006 including the write-off of $1.2 million in initial public offering expenses and a provision of $0.6 million for deposits which were considered uncollectible.
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
Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
Total Revenues. Our total revenues increased by 21.7% from $6.3 million for the three months ended March 31, 2006 to $7.6 million for the same period in 2007 primarily due to the reasons below.
•	Software development services segment. Revenues from software development services segment increased by 29.4% from $4.5 million for the three months ended March 31, 2006 to $5.8 million for the same period in 2007. The increase in our software development revenues reflects:
•	from a development methodology perspective, primarily an increase in our customized software solution offerings. Compared to the three months ended March 31, 2006, our customized software solution revenues for the same period in 2007 grew 130.6% from $1.7 million to $3.8 million. Customized software solutions revenues represented 65.7% of revenues for the three months ended March 31, 2007 as compared to 36.9% for the same period of 2006. Growth in our customized software solution revenues was due to increased demand from our Big Four and Other Bank customers. Pricing for our customized products was relatively stable during these periods.

In contrast, our standardized software solution revenues declined by 46.3%, from $2.5 million for the three months ended March 31, 2006 to $1.3 million for the same period in 2007. Standardized software revenues for the three months ended March 31, 2007 included $938,000 in revenue deferred from prior years due to a lack of VSOE for certain standardized software solutions. Excluding the impact of this revenue deferral, standardized software revenues were flat at $1.6 million in the three months ended March 31, 2006 and 2007. Pricing for our standardized software solutions was relatively stable during these periods.

For the three months ended March 31, 2007, maintenance revenues of $0.7 million represented 11.2% of total software development revenues, representing an increase of 91.8% compared to the three months ended March 31, 2006. As the PCS expired for many customized solutions, more of our customers required stand-alone maintenance, which contributed to our revenue growth for the period.

•	from a solutions perspective, growth in demand for our management solutions, as our clients sought to improve their internal systems, and our business intelligence solutions, as our clients sought to improve their data mining and data analysis capabilities. Our revenues from management-related solutions and business-intelligence solutions for the three months ended March 31, 2007 increased by 84.1% and 90.7%, respectively, compared to the same period in 2006.

•	from a client-type perspective, from the three months ended March 31, 2006 to the same period in 2007, our software development revenues increased by $1.3 million primarily due to revenues from Big Four Banks increasing from $4.1 million to $5.2 million and revenue from Other Banks increasing from $0.3 million to $0.5 million.

•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 52.9%, growing from $0.5 million for the three months ended March 31, 2006 to $0.8 million for the same period in 2007. This growth was primarily attributable to the expansion of our sales network and an increased number of ATM machines under contract for maintenance from 3,050 as of March 31, 2006 to 5,716 as of March 31, 2007.

•	Ancillary services segment. Revenues from our ancillary services segment decreased by 19.3% , from $1.2 million for the three months ended March 31, 2006 to $1.0 million for the same period in 2007. This decline was primarily attributable to our ATM leasing business, which contributed $0.5 million in revenues to the three months ended March 31, 2006, and was subsequently disposed of in September 2006.
Gross Margin; Cost of Revenues. Our gross margins declined from 85.4% for the three months ended March 31, 2006 to 68.5% for the same period in 2007. The decline in gross margin was primarily due to the factors explained below.
•	Software development services segment. Gross margins from the software development services segment were 91.7% for the three months ended March 31, 2006 compared to 68.4% for the same period in 2007. The decline was primarily due to an increase from 36.9% in the three months ended March 31, 2006 to 65.7% in the same period of 2007 of contributions to total revenues from customized software solutions. As customized software requires more manpower in implementation, the gross margin on customized software is substantially lower than that of standardized software. As a result of anticipated increase in demand for customized solutions for 2007, which typically involves more manpower in development and implementation, we hired additional software development engineers in the three months ended March 31, 2007. As these new hires were in training for part of the period, they did not contribute substantially to revenues during the three months ended March 31, 2007. As of March 31, 2007, we had 402 software development engineers compared to 186 as of March 31, 2006 and we hired 135 software development engineers during the three months ended March 31, 2007, compared to six software development engineers for the same period in 2006.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment were 67.8% for the three months ended March 31, 2006, compared to 50.8% for the same period in 2007. The decline in gross margin from the three months ended March 31, 2006 to the same period of 2007 was primarily due to additional investment in our maintenance network during the period
•	Ancillary services segment. Gross margins from our ancillary services segment were 70.3% for the three months ended March 31, 2006, compared to 84.3% for the same period in 2007. The increase in gross margin was primarily due to the disposal of the ATM leasing business with lower gross margins.
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
Our Selected Quarterly Results of Operations
The following table sets forth consolidated selected quarterly results of operations for the eight fiscal quarters ended March 31, 2009. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

Consolidated
Statement of
Operations	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
Data:	2007	2007	2007	2008	2008	2008	2008	2009
	($ in thousands)
Revenues:
Software development	8,206	18,126	15,299	13,516	16,069	23,583	28,857	21,050
Other services (1)	3,207	1,887	3,047	2,628	3,259	4,605	4,041	4,832

Total revenues	11,413	20,013	18,346	16,144	19,328	28,188	32,898	25,882
Cost of revenues (2):
Software development	2,311	2,638	11,906	4,283	5,808	5,962	7,346	7,178
Other services	914	972	1,423	1,208	1,205	2,541	3,134	3,243

Total cost of revenues	3,225	3,610	13,329	5,491	7,013	8,503	10,480	10,421

Gross profit	8,188	16,403	5,017	10,653	12,315	19,685	22,418	15,461

Operating expenses (2):
Research and development	450	471	2,172	745	1,109	1,204	1,318	1,541
Sales and marketing	1,004	825	6,088	2,476	1,792	2,616	3,393	3,160
General and administrative	1,683	1,933	14,413	1,604	2,097	2,339	2,584	2,339

Total operating expenses	3,137	3,229	22,673	4,825	4,998	6,159	7,295	7,040

Income (loss) from operations	5,051	13,174	(17,656)	5,828	7,317	13,526	15,123	8,421

Other income (expenses):	140	(39)	1,544	(283)	628	2,301	912	1,329
Income tax expense	(194)	(1,991)	(415)	(939)	(1,858)	(1,630)	(1,679)	(918)
Loss from discontinued operations	(68)	(1,225)	—	—	—	—	—	—

Net income (Loss)	4,929	9,919	(16,527)	4,606	6,087	14,197	14,356	8,832

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2007	2007	2007	2008	2008	2008	2008	2009
(1) Outsourcing revenue recognized by LTI, which we spun off on July 1, 2007	4,543	—	—	—	—	—	—	—

(2) Includes share-based compensation related to:
Cost of revenues software development	3	3	7,545	281	360	419	432	438
Cost of revenues other services	—	—	164	65	59	63	63	67
General and administrative expenses	248	166	13,008	542	472	473	477	449
Sales and marketing expenses	11	11	4,437	253	342	371	389	389
Research and development expenses	—	—	1,392	59	81	102	102	100
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
In addition to our success selling our software solutions and services to new and existing customers and the impact of introducing new solutions and services and related timing, the mix of our software development revenues between standardized software sales and customized software sales significantly impact quarterly operating results. We recognize as revenue the full value of our standardized software solutions upfront, provided the other conditions of revenue recognition are satisfied. For our customized solutions, requiring significant modification and customization, our cost of revenue is significantly higher than that for our standardized software solutions. In anticipation of our increased reliance on customized contracts in the near-term, as we produce our next generation of standardized software solutions, we have begun to add significant new headcount resulting in reduced margins.

Liquidity and Capital Resources
Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

				Three Months		Year Ended
	Year Ended December 31,			Ended March 31,		March 31,
	2004	2005	2006	2006	2007	2008	2009
	($ in thousands)
Net cash provided by (used in) operating activities	3,572	21,751	20,301	1,143	(736)	34,384	41,854

Net cash used in investing activities	(5,405)	(8,465)	(6,644)	(1,991)	(7,023)	(10,562)	(14,575)

Net cash provided by (used in) financing activities	6,180	1,851	41,353	1,491	(4,195)	101,047	1,892

Effect of exchange rates differences	(2)	372	1,415	219	555	9,737	4,598

Net increase (decrease) in cash and cash equivalents	4,345	15,509	56,425	862	(11,399)	134,606	33,769

Cash and cash equivalents, beginning of period	5,040	9,385	24,894	24,894	81,319	69,920	204,526

Cash and cash equivalents, end of period	9,385	24,894	81,319	25,756	69,920	204,526	238,295
We have financed our business primarily through cash generated from our operations, sale of ordinary and preferred shares and borrowings from commercial banks. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.
Operating Activities
Net cash provided by operating activities amounted to $41.9 million in fiscal 2009 and increased 21.7% from the year ended March 31, 2008. Our operating cash flow in 2009 was primarily attributable to several factors, including (i) net income of $43.5 million, (ii) a $5.6 million share-based compensation charge, $2.5 million amortization of intangibles and $2.8 million depreciation charge, none of which affected our operating cash flows, (iii) various movements in working capital and (iv) a $5.2 million payment for a prepaid land use right (2008:Nil).
Net cash provided by operating activities amounted to $34.4 million in fiscal 2008 and increased 69.4% from the year ended December 31, 2006. Our operating cash flow in 2008 was primarily attributable to several factors, including (i) net income of $2.9 million, (ii) a $28.2 million share-based compensation charge, $1.6 million amortization of intangibles and $1.8 million depreciation charge, none of which affected our operating cash flows and (iii) various movements in working capital.
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

Investing Activities
Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment and purchases and disposals of investments. Net cash used in investing activities amounted to $14.6 million in fiscal 2009 as compared to $10.6 million in fiscal 2008. Net cash used in investing activities in fiscal 2009 was primarily due to $10.1 million for fixed asset acquisitions, primarily for our new office building in Xiamen, and $10.9 million used for acquisitions, which was partially offset by $6.3 million in restricted cash movements. Net cash used in investing activities of $10.6 million in fiscal 2008 was primarily due to $4.6 million for fixed asset acquisitions including $3.6 million for our new office building in Xiamen, $3.8 million used for acquisitions, and an additional $3.3 million in restricted cash to be used for paying employee’s income tax. Net cash used in investing activities was $6.6 million in 2006, primarily due to $5.8 million used in our various 2006 acquisitions and a $1.3 million investment in Longtop International, offset by $5.5 million in proceeds from the sale of our ATM leasing assets.
Financing Activities
Our financing activities primarily consist of capital contributions, sale of our ordinary and preferred shares, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $1.9 million in the year ended March 31, 2009 primarily due to $2.8 million received from the exercise of stock options by employees less $837,000 for the repayment of capital leases and $54,000 for the repayment of amounts due to related parties. Net cash provided by financing activities amounted to $101.0 million in the year ended March 31, 2008, primarily due to proceeds of $146.5 million from our initial public offering, offset by a $36.1 million dividend and net repayments of short-term borrowings amounting to $9.4 million. Net cash provided by financing activities was $41.4 million in 2006, primarily due to the $47.9 million in proceeds from the issuance of our preferred shares, offset by $6.7 million used to repurchase ordinary shares from Bloomwell, an entity controlled by our chairman. The share purchase from Bloomwell was effected in conjunction with, and funded through the purchase of preferred shares by new investors in our company. These ordinary shares were cancelled.
Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2009:

	Payment Due by Period
		Less than	1-3
	Total	1 year	years
	($ in thousands)

Capital lease obligations	629	518	111

Operating lease obligations	1,580	1,302	278

Investment obligations	10,542	10,542	—

Total	12,751	12,362	389

•	Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices.
•	As of March 31, 2009, our FIN 48 liability, including interest and penalty, was $187,000. We are unable to reasonably estimate the timing of the effective settlement of this tax position.

Our investment obligations include our contingent obligation to pay (i) up to $4.7 million related to four companies we have acquired and (ii) $5.8 million for renovations on our Xiamen office building.
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
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5%, 4.8% and 5.6% in 2005, 2006, 2007 and 2008, respectively.
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
Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141, “Business Combinations (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 141R will change our accounting treatment for business combinations on a prospective basis beginning April 1, 2009.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS No. 141R, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning on April 1, 2009.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 160 will not have a material impact on our consolidated financial position or result of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change our disclosure for derivative instruments and hedging activities, if any, on April 1, 2009.
In April, 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on our consolidated financial position or result of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 will change our accounting treatment for acquired defensive intangible assets on a prospective basis beginning on April 1, 2009.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for both interim and annual financial periods ending after June 15, 2009 and shall be applied prospectively. The adoption of SFAS 165 will not have a material impact on our consolidated financial position or result of operations.

In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for our fiscal year beginning April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
Item 5E: Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.
Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hiu Kung Ka (Xiaogong Jia)	59	Chairman of the board of directors
Wai Chau Lin (Weizhou Lian)	43	Director and chief executive officer
Thomas Gurnee (1) (2)	57	Independent director
Zuyun Xue (1)	45	Independent director
Yifeng Shen (1)	45	Independent director
Yinhua Chen	45	Director
Derek Palaschuk	45	Chief financial officer

(1)	Member of the audit committee of our board of directors. Mr. Gurnee is the chairman of the audit committee.

(2)	Member of the compensation committee of our board of directors.

Directors
Mr. Hiu Kung Ka, who is also referred to as Xiaogong Jia, which is a transliteration of the Mandarin Chinese version of his name, is one of our founders and has served as the chairman of our board of directors since our inception in June 1996. Mr. Ka has over 30 years of experience in China’s IT industry. He is currently a standing director of the China Business Council, director of Fujian Computer Society, vice- president of Xiamen Computer Society and standing vice chairman of Xiamen Software Industry Society. Prior to founding our company in 1996, Mr. Ka has served various positions including deputy head engineer, vice general manager and general manager of Xiamen Longtop Electronic Computer Company. From 1980 to 1984, Mr. Ka was the technical section chief of Fujian Provincial Computer Research Institute. Mr. Ka received his bachelor’s degree in industrial automation from Fuzhou University in China.
Mr. Wai Chau Lin, who is also referred to as Weizhou Lian, which is a transliteration of the Mandarin Chinese version of his name, is one of our founders and has served as a director and our chief executive officer since our inception in June 1996. He has over 21 years of experience in China’s IT industry. Prior to founding our company, Mr. Lin held various positions, including technology department manager, sales department manager, vice general manager and general manager, of Xiamen Xindeco Computer Company from 1985 to 1996. Mr. Lin has won various industry awards, including Fujian Outstanding Young Entrepreneur award, Xiamen Outstanding Young Entrepreneur Award and Fujian Software Talent Award. He served as the vice-president of Xiamen Youth Chamber of Commerce and currently serves as a representative of People’s Congress for the Siming District, Xiamen. Mr. Lin had been a visiting professor at the Software School of Xiamen University. Mr. Lin received his bachelor’s degree in computer science from Fudan University.
Mr. Thomas Gurnee has served as an independent director and chairman of our audit committee since January 2007. Since 2004, Mr. Gurnee has served on the audit and the compensation committees of eLong Inc. Since December 2007 Mr. Gurnee has been a member of the board of directors of Xinyuan Real Estate Co., Ltd. and was a member of its audit committee until February 2009. Mr. Gurnee has been the chief financial officer of Xinyuan Real Estate Co., Ltd. since February 2009 and was the chief financial officer of GEM Services Inc. from 2006 until December 2008. Mr. Gurnee was the president of Globitech Inc. from 2001 to 2005. From January 2000 until December 2000, he served as the chief financial officer of Sohu.com, and served on Sohu.com’s board of directors and the audit committee until 2005. Prior to joining Sohu.com, Mr. Gurnee held several senior positions with Chartered Semiconductor Manufacturing Ltd., including president (North America), chief operating officer (Singapore) and chief financial officer (Singapore). Mr. Gurnee also spent thirteen years with Schlumberger Ltd. in various senior finance positions. Mr. Gurnee received a Bachelor of Arts degree from Stanford University and an MBA degree from Santa Clara University.
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
Mr. Yifeng Shen has served as an independent director and member of our audit committee since October 2008. Mr. Shen is a Doctoral Tutor and Professor of Finance, Vice President and Director of the School of Management of the MBA Center at Xiamen University in Xiamen, China. Mr. Shen was a lecturer at the Business Administration Education Center, or MBA Center, of Xiamen University between 1992 and 1995 and was an Associate Professor and Deputy Director of the MBA Center between 1995 and 1999. Mr. Shen was also a visiting scholar at the University of Oregon between 1996 and 1997, at the Corcordian University in Canada in the summer of 1999 and at University of Newcastle in United Kingdom in the summer of 2000. Mr. Shen received his doctoral degree in management from Xiamen University and an MBA degree from Saint Mary’s University of Canada.
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

Additional Executive Officer
Mr. Derek Palaschuk has been our chief financial officer since September 2006. Mr. Palaschuk was previously the chief financial officer of eLong Inc., a China-based NASDAQ-listed company, from April 2004 until July 2006. Prior to joining eLong Inc., Mr. Palaschuk worked with Sohu.com, a China-based NASDAQ- listed company, from July 2000 to March 2004 in various financial positions including chief financial officer. Mr. Palaschuk also worked as an audit manager with PricewaterhouseCoopers in Hong Kong and Beijing. Mr. Palaschuk holds a Bachelor of Commerce degree in accounting from the University of Saskatchewan, and an LLB from the University of British Columbia in Canada. He is also a Canadian Chartered Accountant.
Board of Directors
Our board of directors currently consists of six directors. Yinhua Chen was elected to our board on April 30, 2008. Effective on October 23, 2008, our board increased the size of the board to eight and elected Yifeng Shen to our board to fill a vacant position on the audit committee of our board. Xiaohong Chen and Paul Wolansky resigned from the board on May 6, 2009 and June 12, 2009, respectively, and we do not currently intend to fill the vacancies created by Ms. Chen’s and Mr. Wolansky’s resignations.
Pursuant to our articles of association, our directors are elected for staggered terms, pursuant to which, at each annual general meeting, one-third of our directors will retire from office by rotation provided that every director will retire at an annual general meeting at least once every three years.
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
Committees of the Board of Directors
We have established two committees under the board of directors: the audit committee and the compensation committee. We have adopted a charter for each of the committees.
Audit Committee.
Our audit committee consists of Messrs. Thomas Gurnee, Zuyun Xue and Yifeng Shen. Mr. Gurnee is the chair of our audit committee. Messrs. Thomas Gurnee, Zuyun Xue and Yifeng Shen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Messrs. Thomas Gurnee, Zuyun Xue and Yifeng Shen meet the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:
•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors:

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.
Compensation Committee.
Our compensation committee consists of Mr. Thomas Gurnee. Prior to her resignation from our board on May 6, 2009, Ms. Xiaohong Chen served as the sole member of our compensation committee. Mr. Gurnee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
Limitation on Liability and Other Indemnification Matters
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The articles of association of our company provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, but the indemnity does not extend to any matter in respect of any fraud or dishonesty which may attach to such person.

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
Employment Agreements
We have entered into employment agreements with our chief executive officer and chief financial officer and most of our senior employees have entered into employment agreements with Xiamen Longtop Financial Technology Management Co., Ltd., or XLM, (as an assignee to Longtop System). Under these agreements, each of our executive officers and senior employees is employed generally for a term of four to five years. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. In such case, the officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination other than accrued salary and vacation through the date of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law.
We may also terminate our employment agreement with our chief executive officer and chief financial officer without cause upon thirty days’ advance written notice. In such case of termination by us and also in a case where our chief executive officer or chief financial officer voluntarily terminates his employment with us upon thirty-days’ advance written notice for “good reasons,” we are required to provide him with severance benefits equal to his annual base compensation, which is to be payable in 12 equal installments, provided that the executive officer complies with the ‘employee non-competition, non-solicitation, confidential information and work product agreement’ during the severance period and execute a release agreement in the form requested by us. “Good reasons” include (i) any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his title and position, and (ii) any material breach of the employment agreement by us, including any reduction in the executive officer’s base salary or our failure to pay to him any portion of his compensation.
Under the employment agreements with XLM, while any party may terminate the agreement without cause, any party initiating the termination will need to pay the other party the equivalent of three times the average monthly salary for the remaining months in the contract term.
Each executive officer or senior employee has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers and senior employees have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.
Under our employment agreements with our chief executive officer and chief financial officer, each executive officer has agreed to be bound by (i) non-competition restrictions during his employment and for 12 months after the termination of his employment, and (ii) non-solicitation restrictions during the term of his employment and for two years following the last date of employment. Our employment agreements with our other senior employees do not confirm similar provisions.
Compensation of Directors and Executive Officers
For the fiscal year ended March 31, 2009, we paid an aggregate of approximately $379,000 in cash to our Chairman, CEO, CFO and executive director and we paid an aggregate of approximately $71,000 in cash compensation to our non-executive directors as compensation. In fiscal 2009, we issued 10,000 restricted share units, vesting 50% in November 2009 and 50% in November 2010, to one of our independent directors.

We did not grant any other restricted share units or stock options to our directors and executive officers during the fiscal year ended March 31, 2009.
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
In February 2006, with our approval, Bloomwell, a company controlled by Mr. Hiu Kung Ka, the chairman of our board of directors, transferred 6,000,000 of its ordinary shares to Well Active International Limited, or Well Active, a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to our employees and consultants. Well Active is owned by three of our employees, who act as nominee shareholders of these 6,000,000 ordinary shares at the direction of Bloomwell. In November 2006, with the agreement of the various holders of the RSUs, we cancelled 4,890,750 units of RSUs equity awards, being all the RSUs outstanding, which had been previously issued by us. At the same time, Well Active granted interests, or share interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of our company held by Well Active with immediate vesting and without sale restrictions to the holders of the RSUs, or interest holders, whose RSUs had been cancelled. The cancellation of the RSUs simultaneous with the share interest grants by Well Active was effected to replace the RSU compensation plan with the Well Active incentive compensation plan.
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
In connection with our initial public offering, Well Active was instructed by certain holders to sell in such offering 1,125,000 ADS in the aggregate. Effective upon consummation of our initial public offering, Well Active cancelled all the purchase related promissory notes and accrued interest for 4,790,550 shares which resulted in share-based compensation expense of $24.8 million during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related promissory notes and accrued interest. No amounts under promissory notes were due by employees to Well Active as of March 31, 2009.
Issuance of Stock Options and Restricted Share Units
As of March 31, 2009, we had reserved 8,550,000 ordinary shares for issuance of stock options and restricted share units to some of our employees, directors and consultants. From the inception of our 2005 Plan through March 31, 2009, 4,372,740 options to purchase ordinary shares had been granted, of which 1,070,700 had been forfeited, and 1,005,150 restricted share units had been granted, of which 70,600 had been forfeited.

The following table summarizes, as of March 31, 2009, the stock options granted under our 2005 plan to several of our directors and executive officers.

		Number of
	Ordinary Shares	Ordinary Shares
	Underlying Options/	Underlying
	Share Interests	Options/Share	Exercise Price	Date of	Date of
Name	Granted	Interests Granted	($/Share)	Grant	Expiration

Wai Chau Lin	Options	*	6.43	March 28, 2007	March 28, 2012

Thomas Gurnee	Options	*	6.43	January 17, 2007	January 17, 2012

Derek Palaschuk	Options	*	3.68	September 11, 2006	September 11, 2011

*	Less than 1% of our total outstanding voting securities.
The following table summarizes, as of March 31, 2009, the restricted share units granted under our 2005 plan to our directors and executive officers:

Restricted
	Share		End of Vesting
Name	Units Granted	Date of Grant	Period

Yifeng Shen	*	November 15, 2008	November 14, 2010

*	Less than 1% of our total outstanding voting securities.
The following paragraphs describe the principal terms of the 2005 plan.
Types of Awards. We may grant the following types of awards under our 2005 plan:
•	options to purchase our ordinary shares;

•	restricted share units, which (1) may not be transferred until the end of the applicable period of restriction established by the committee under the 2005 plan and specified in the award agreement, (2) may be subject to such other conditions and/or restrictions as shall be imposed by the committee under the 2005 plan, and (3) when vested, may be paid in cash, ordinary shares or a combination of cash or ordinary shares as determined by the committee under the 2005 plan; or

•	any other instruments as deemed appropriate by the committee under the 2005 plan.
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
Award Document. Awards granted under our 2005 plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards. Each option grant under the 2005 plan is to be evidenced by a document that specifies the exercise price, the maximum duration of the option, the number of shares to which the option pertains, the conditions upon which an option will become vested and exercisable and such other provisions as the committee may determine that are not inconsistent with the terms of the plan. Each restricted share unit grant under the 2005 plan is to be evidenced by an award document that shall specify the period(s) of restriction, the number of restricted share units granted and such other provisions as determined by the committee.

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
Employees
The following table sets forth the number of our employees and contractors categorized by function as of the dates indicated:

	March 31,		March 31,		March 31,	December 31,
	2009		2008		2007	2006

Software development	1,310		913		402	267

Revenue other services	559		253		125	117

Research and Development	208		164		63	62

Sales and Marketing	287		129		76	64

General and Administration	238		200		124	113

Total	2,602	**	1,659	*	790	623

*	This number includes 1,496 contracted employees provided by Xiamen Longtop Human Resource Services Co., Ltd, an unrelated party, pursuant to a human resource service agreement with us. Under this agreement, we have agreed to pay a monthly service fee to Xiamen Longtop Human Resource Services Co., Ltd to cover the cost of those contracted employees as well as operational expenses. We consider these 1,496 persons to be employees.

**	This number includes 2,039, 35 and 57 contracted employees, respectively, provided by Xiamen Longtop Human Resource Services Co., Ltd, Beijing Foreign Enterprise Human Resources Service Co., Ltd., or Beijing FESCO, Randstad Shanghai Temporary Staffing, each an unrelated party pursuant to a human resource service agreement with us. Under each applicable agreement, we have agreed to pay a monthly service fee to Xiamen Longtop Human Resource Services Co., Ltd., Beijing FESCO, and Randstad Shanghai Temporary Staffing to cover the cost of those contracted employees as well as operational expenses. We consider these 2,131 persons to be employees.

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
Item 7. Major Shareholders and Related Party Transactions
Principal Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 19, 2009 (except as otherwise indicated in the below table) by (i) each of our directors and executive officers and (ii) each person known to us to own beneficially more than 5.0% of our ordinary shares:
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

	Number of Ordinary
	Shares Beneficially	Percentage of Shares
Principal Shareholders	Owned	Beneficially Owned*

Directors and Executive Officers
Hiu Kung Ka(1)	13,327,657	26.02%
Wai Chau Lin(2)	4,190,000	8.16%
Derek Palaschuk(3)	457,500	0.89%
Paul Wolansky(4)	5,639,565	11.01%
Thomas Gurnee	—	—
Xiaohong Chen	—	—
Zuyun Xue	—	—
Yinhua Chen	—	—
Yifeng Shen	—	—

Principal Shareholders:
Bloomwell International Limited (5)	10,856,857	21.20%
Goldin International Limited (6)	2,470,800	4.82%
Concentra Holdings Limited (7)	1,220,000	2.38%
Prime Peak Limited (8)	2,850,000	5.56%
Cathay IT Financial Services Ltd. (9)	5,639,565	11.01%
Tiger Global Private Investment Partners III, L.P. (10)	4,470,142	8.73%
Tiger Global Private Investment Partners IV, L.P. (11)	2,778,981	5.43%
Well Active International Limited (12)	3,916,857	7.65%

-	Less than 1%.

*	The calculations in the table above are based on 51,213,261 ordinary shares outstanding as of May 31, 2009:

(1)	The 13,327,657 ordinary shares beneficially owned by Mr. Ka, include 6,940,000 ordinary shares held by Bloomwell International Limited, or Bloomwell, a British Virgin Islands company wholly-owned by Mr. Ka, 2,470,800 ordinary shares held by Goldin International Limited, or Goldin, a British Virgin Islands company wholly owned by Mr. Ka (of which 220,800 ordinary shares are represented by 220,800 ADSs), and 3,916,857 ordinary shares held of record by Well Active International Limited, or Well Active, for issuance pursuant to our share incentive plan (of which 314,196 ordinary shares are represented by 314,196 ADSs). Well Active is owned by Yingling Li, Zulian Zhang and Ni Chen, as nominees. See also note (12) to this table below. Mr. Ka disclaims beneficial ownership of these 6,940,000 ordinary shares held by Bloomwell and 2,470,800 ordinary shares held by Goldin, except to the extent of his pecuniary interest in these ordinary shares, and the 3,916,857 ordinary shares held of record by Well Active. The business address of Mr. Ka is Flat A, 10/F, Block 8, City Garden, 233 Electric Road, North Point, Hong Kong.

(2)	Includes 1,220,000 ordinary shares held by Concentra Holdings Limited, or Concentra, a British Virgin Islands company wholly-owned by Mr. Lin, 2,850,000 ordinary shares held by Prime Peak Limited, or Prime Peak, a British Virgin Islands company wholly-owned by Mr. Lin (of which 570,000 ordinary shares are represented by 570,000 ADSs), and 120,000 ordinary shares issuable upon the exercise of options that are vested or that will vest within 60 days after June 16, 2009. The residence address of Mr. Lin is Flat C, 32/F, Block 8, Aldrich Garden 2, 2 OI Lai Street, Shaukiwan, Hong Kong.

(3)	Includes 294,999 ordinary shares held by Mr. Palaschuk and 162,501 ordinary shares held by Capital Dragon Agents Limited (“Capital Dragon”), a company beneficially owned by Mr. Palaschuk, which are represented by a total of 294,999 ADSs, and 162,501 ordinary shares issuable upon exercise of options held by Capital Dragon within 60 days after June 16, 2009. The business address of Mr. Palaschuk is 15/F, Block A, Chuangxin Building, Software Park, Xiamen, 361005, People’s Republic of China.

(4)	Shareholding information is provided by Cathay IT Financial Services Limited as of June 9, 2009 and includes ordinary shares held by Mr. Wolansky as a 0.7814% limited partner of Cathay Capital Holdings, L.P., which represents 44,068 ordinary shares of our company. Shareholding information also includes 5,639,565 ordinary shares of our company held by Cathay ITfinancial, which are represented by 5,639,565 ADSs. Cathay IT Financial Services Limited is a British Virgin Islands company which is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (i) 45%-owned by three trusts all of which are controlled by Mr. Paul Wolansky but whose beneficiaries do not include Mr. Wolansky, and (ii) 45%-owned by a limited liability partnership controlled by S. Donald Sussman, who is otherwise unrelated to us or to Mr. Wolansky. Messrs. Sussman and Wolansky each has the power to direct the management and policies of, and accordingly each has a controlling interest in, Cathay Master GP, Ltd. and Cathay IT Financial Services Limited. Thus, Mr. Wolansky indirectly has the power to direct the voting or the disposition of, and is deemed the beneficial owner of, these 5,639,565 ordinary shares held by Cathay ITfinancial. Mr. Wolansky disclaims the beneficial ownership of these 5,639,565 ordinary shares except to the extent of his pecuniary interest in 44,068 of these ordinary shares. The business address of Mr. Wolansky is c/o New China Management Corp, One Dock Street, Stamford CT 06902, U.S.A. Mr. Wolansky resigned from our board effective June 12, 2009.

(5)	Bloomwell International Limited, a British Virgin Islands company, is wholly-owned by Hiu Kung Ka. The registered address of Bloomwell International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(6)	Goldin International Limited, a British Virgin Islands company, is wholly-owned by Hiu Kung Ka. The registered address of Bloomwell International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(7)	Concentra Holdings Limited, a British Virgin Islands company, is wholly-owned by Wai Chau Lin. The registered address of Concentra Holdings Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(8)	Prime Peak Limited, a British Virgin Islands company, is wholly-owned by Wai Chau Lin. The registered address of Concentra Holdings Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(9)	Shareholding information is provided by Cathay IT Financial Services Limited, a British Virgin Islands company, as of June 9, 2009 and includes 5,639,565 ordinary shares of our company held by Cathay IT Financial Services Limited, which were represented by 5,639,565 ADSs. Cathay IT Financial Services Limited is wholly owned by Cathay Capital Holdings, L.P., of which Cathay Master GP, Ltd is the general partner. Cathay Master GP, Ltd is (i) 45%-owned by three trusts all of which are controlled by Mr. Paul Wolansky but whose beneficiaries do not include Mr. Wolansky, and (ii) 45%-owned by a limited liability partnership controlled by S. Donald Sussman, who is otherwise unrelated to us or to Mr. Wolansky. Messrs. Sussman and Wolansky each has the power to direct the management and policies of, and accordingly each has a controlling interest in, Cathay Master GP, Ltd. and Cathay IT Financial Services Limited. Cathay IT Financial Service Limited’s business address is at c/o New China Management Corp, One Dock Street, Stamford CT 06902, U.S.A..

(10)	Shareholding information includes 4,470,142 ordinary shares (represented by 4,470,142 American depository shares of Longtop) held by Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance III, L.P., which is managed by Tiger Global PIP Management III, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.

(11)	Shareholding information includes 2,778,981 ordinary shares (represented by 2,778,981 American depository shares of Longtop) held by Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership which is managed by its general partner, Tiger Global PIP Performance IV, L.P., which is managed by Tiger Global PIP Management IV, Ltd., which in turn is controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners IV, L.P. is 101 Park Avenue, 48/F, New York, NY 10178.

(12)	Well Active International Limited, a British Virgin Islands company, holds ordinary shares for certain employees of our company. Well Active is owned by Yingling Li, Zulian Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell International Limited, a company wholly-owned by Mr. Hiu Kung Ka. See also note (1) to this table above. The registered address of Well Active International Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Related Party Transactions.
Cancellation of Well Active Promissory Notes.
In February 2006, with our approval, Bloomwell, which is controlled by Hiu Kung Ka, our Chairman, transferred 6,000,000 of its ordinary shares to Well Active, which holds the shares for issuance under our share incentive plan. Well Active is owned by three of our employees who act as nominee shareholders at the direction of Mr. Ka. In November 2006, we cancelled, with the agreement of the various holders, 4,890,750 RSU equity awards, which had been previously issued by us and were all the RSUs then outstanding. At the same time, Well Active granted to the holders of the RSUs whose RSUs had been cancelled interests in 4,890,750 ordinary shares of our company, at a cost to the recipient of $4.83 per ordinary share, with immediate vesting and without resale restrictions, and granted interests in 30,000 ordinary shares without any cost to the recipient. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each of the holders a promissory note in the amount of $4.83 per ordinary share, with interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted to employees of our company interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of our company, and received a promissory note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary shares on the grant date over the amount of the promissory notes. As a result of these grants, during the year ended December 31, 2006, we recorded $2,904 in compensation expense, as Bloomwell was considered a significant shareholder of our company. In October 2007, Well Active cancelled the promissory notes and accrued interest with respect to 4,790,550 of the ordinary shares, which resulted in our recording share-based compensation expense of $24,811 during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2008 or 2009.
The LTI Spin-Off and Related Arrangements
In February 2006, Longtop International Holdings Limited, or LTI, was set up by our subsidiary Longtop BVI and three other shareholders, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald, referred to collectively as the LTI US Founders. In January 2007, the LTI US Founders sold all their LTI shares to Longtop BVI. In March 2007, LTI acquired Minecode LLC, or Minecode, from all of the former Minecode members, or Former Minecode Members. In July 2007, pursuant to a distribution agreement with our shareholders, we disposed of LTI, and its subsidiaries (including Minecode), when we distributed LTI’s shares to our shareholders by way of a pro rata dividend.

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
As of March 31, 2009, the contigent consideration of 423,665 ordinary shares related to the 48.75% acquisition of LTI and the 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode had expired without any of these shares being earned. In April 2009, LTI distributed all of the 578,973 unearned ordinary shares to its shareholders.
Prior to our distribution of LTI to our shareholders, we had issued to LTI employees options to purchase 581,850 ordinary shares of our company at a $6.43 per share exercise. At March 31, 2008 and March 31, 2009, 416,400 and 154,325, respectively, of the options issued to LTI employees were outstanding.
In March 2009, we amended the September 24, 2007 management and services agreement with LTI. Under the amendment, (i) effective from January 1, 2009, we reduced our fixed management fee from $25,000 to $1,000 per month for our basic accounting services, and (ii) effective from April 1, 2008, we charge LTI and its affiliates for our ourtsourcing delivery services at a rate equal to our cost plus a 5% markup. The 5% markup excludes business taxes which would be charged by us to LTI separately. Our cost includes allocated direct overhead and direct department costs but excludes share based compensation and is calculated based on our allocated general and administrative expenses plus a 15% markup.
As of the date of this annual report, (i) four of our directors also serve on LTI’s board of directors, including Hiu Kung Ka, our chairman, and Wai Chau Lin, our chief executive officer and also LTI’s chairman; and (ii) Derek Palaschuk, our chief financial officer, is the secretary of LTI.
Employment Agreements
See “Management—Employment Agreements.”

Share Incentive Plan
See “Management—2005 Long Term Incentive Plan.”
Item 8: Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” and pages F-1 through F-48 of this annual report.
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
Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.08 and $0.03 per share, respectively, for 2004 and 2005. We recently made certain dividend distributions to our shareholders consisting of approximately $2.8 million in cash, $12.2 million in net assets and 728,973 ordinary shares of our company in connection with our disposition of LTI. Also see “Related Party Transactions—The LTI Spin-Off and Related Arrangements.”
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
Significant Changes since March 31, 2009
No significant change has occurred since March 31, 2009, the date of the audited consolidated financial statements included in this annual report, other than those listed in Item 19, “Exhibits” and as described below:
Pending Acquisition
To increase our share of the market for insurance related IT related services in China, in April 2009 we agreed to acquire the assets of Sysnet Info-tech Corporation, or Sysnet, an IT service provider focused on China’s insurance industry. We expect the transaction to close before September 30, 2009, pending receipt of required PRC governmental approvals. We agreed to pay (i) fixed acquisition consideration of RMB126 million ($18.4 million) in cash, of which RMB111 million ($16.2 million) has already been paid and (ii) contingent consideration of up to RMB45 million ($6.6 million) in cash upon the satisfaction of specified financial conditions during the calendar years ending December 31, 2009 and 2010. We are also obligated to pay RMB9.0 million ($1.3 million) in cash to the extent specified Sysnet employees fulfill employment obligations to us during the calendar years ending December 31, 2009 and 2010.
RSU Grants
In April 2009, we granted an additional 15,000 RSUs under our 2005 Long Term Incentive Plan.

Item 9: The Offer and Listing
Nature of Trading Market
General
Our ADSs trade on the New York Stock Exchange under the symbol “LFT.” The depositary for our ADSs is Deutsche Bank Trust Company Americas. As of May 31, 2009, there were a total of 34,818,118 ADSs outstanding.
Trading on the New York Stock Exchange
Public trading of our ADSs commenced on October 25, 2007. Each ADS represents one of our ordinary shares.
For the fiscal year ended March 31, 2009, the last reported sale prices for our ADSs on the New York Stock Exchange ranged from a high of US$21.67 to a low of US$11.08 per ADS. From April 1, 2009 through June 23, 2009, the last reported sale prices for our ADSs ranged from a high of US$30.00 to a low of US$20.94 per ADS.
The table below sets forth, for the periods indicated, the high and low last reported sale prices for our ADSs on the New York Stock Exchange, during the period indicated.

	High	Low
	US$	US$
Most Recent Fiscal Quarters
April 1, 2009 through June 23, 2009 (partial quarter)	30.00	20.94
January 1, 2009 through March 31, 2009	21.67	13.53
October 1, 2008 through December 31, 2008	16.35	11.08
July, 2008 through September 30, 2008	19.00	13.51
April 1, 2008 through June 30, 2008	20.45	16.56
January 1, 2008 through March 31, 2008	22.99	14.32
October 25, 2007 (commencement of trading) through December 31, 2008	29.95	20.30

Most Recent Six Months

June 2009 (through June 23, 2009)	30.00	24.15
May 2009	28.35	20.94
April 2009	25.49	21.34
March 2009	21.67	15.36
February 2009	15.63	13.53
January 2009	16.01	14.06
December 2008	16.35	13.10
On June 25, 2009, the last sale price per ADS on the New York Stock Exchange was US$24.68.
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
We terminated and entered into the following material contracts in the year ended March 31, 2009:
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

United States Federal Income Taxation
The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the United States Internal Revenue Code. This summary does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in the light of their particular circumstances or to shareholders subject to special treatment under United States federal income tax law, such as (without limitation):
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
Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the United States Internal Revenue Code.
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
Treatment of a Holder of our ADSs as a Holder of the Underlying Ordinary Shares
If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. You may not, however, be treated as the holder of the underlying shares because you may not have all the material indicia of beneficial ownership (such as full voting rights, entitlement to dividends and the ability to freely exchange the ADSs for the underlying shares) of the underlying ordinary shares. Specifically, you may not have the ability to vote the ordinary shares underlying the ADSs in certain circumstances. See “Description of American Depositary Shares.” If you are not properly treated as the holder of the underlying ordinary shares represented by the ADSs, dividends received from us may not be treated as dividends for U.S. federal income tax purposes and then, accordingly, the lower tax rate with respect to qualified dividend income (discussed below) would not be available.
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
Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” that is taxed at the reduced maximum rate of 15%, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.
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
Passive Foreign Investment Company
For the reasons described below, at this time it is not possible to predict with reasonable certainty whether we will be a PFIC for U.S. federal income tax purposes for the current taxable year ended March 31, 2010. That determination cannot be made until the close of such year.
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
Whether we are a PFIC is determined annually, at the end of each taxable year. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the substantial amount of cash that we currently have on hand. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC under the Income Test and Asset Test, you may make certain elections, including the “mark-to-market” election as discussed below, to avoid PFIC status on a going forward basis.
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
Available Documents
We are subject to the periodic reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we file reports and other information with the SEC.
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
We will post our annual and other reports filed with the SEC on our Web site at http://www.longtop.com. As permitted by the Corporate Governance Rules of the New York Stock Exchange for foreign private issuers, we will not furnish hard copies of such reports to holders of our ADSs unless we are requested to do so in writing by a holder.

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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4% appreciation of the RMB against the U.S. dollar by March 31, 2009, although the rate of the appreciation slowed in the second half of 2008 and the appreciation ceased during the first quarter of 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $93 million as of March 31, 2009 into RMB at the exchange rate of $1.00 for RMB6.8329 as of March 31, 2009, this cash balance would have been RMB 635 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB 629 million as of March 31, 2009. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Item 12: Description of Securities Other Than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Use of Proceeds
The following discussion relates to the initial public offering of our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 (File No. 333-146437), which closed on October 29, 2007. The registration statement was declared effective by the SEC on October 23, 2007.
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
Item 15T. Controls and Procedures
Evaluation of Disclosure Controls and Procedures.
As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, or Exchange Act, our management, including Wai Chau Lin, our chief executive officer, and Derek Palaschuk, our chief financial officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of March 31, 2008. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including its chief executive officer and its chief financial officer, concluded that, as of the end of the year covered by this annual report, our disclosure controls and procedures were effective, at a reasonable level of assurance, to assure that information required to be disclosed in reports filed by us with the SEC is recorded, processed, summarized and reported within the time periods specified by Rule 13a-15(b) rules and the SEC forms and to assure that information required to be disclosed is accumulated and communicated to management, including Longtop’s chief executive officer and its chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2009. Our management has reviewed its assessment with our audit committee. Our management excluded from our assessment the internal control over financial reporting at Beijing Huayuchang Co-Founder Technology Development Co., Limited (“Huayuchang”), Xiamen Hooyoo Information Technology Co., Ltd. (“Hooyoo”), Xiamen Reseller Order Information Technology Co., Ltd.(“Reseller“), Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.) (“Longtop Online”), and Beijing Jactus Ruanbo Software and Technology Co. Ltd. (“Jactus”), which were acquired on May 31, 2008, July 15, 2008, July 15, 2008, September 1, 2008 and February 28, 2009, respectively, and whose aggregated financial statements constitute 4 percent and 5 percent of net and total assets, respectively, 3 percent of revenues, and -3 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2009.
The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by Deloitte Tohmatsu CPA Ltd. our independent public accountants, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Longtop Financial Technologies Limited:
We have audited the internal control over financial reporting of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Beijing Huayuchang Co-Founder Technology Development Co., Limited (“Huayuchang”), Xiamen Hooyoo Information Technology Co., Ltd. (“Hooyoo”), Xiamen Reseller Order Information Technology Co., Ltd. (“Reseller”), Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.) (“Longtop Online”), and Beijing Jactus Ruanbo Software and Technology Co. Ltd. (“Jactus”), which were acquired on May 31, 2008, July 15, 2008, July 15, 2008, September 1, 2008 and February 28, 2009, respectively, and whose aggregated financial statements constitute 4 percent and 5 percent of net and total assets, respectively, 3 percent of revenues, and -3 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Huayuchang, Hooyoo, Reseller, Longtop Online and Jactus. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2009 of the Company and our report dated June 29, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” effective April 1, 2007.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 29, 2009

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
Item 16A. Audit Committee Financial Expert.
Our board of directors has determined that Thomas Gurnee is an “audit committee financial expert” under the rules of the New York Stock Exchange. Our board of directors has determined that all three members of our audit committee are “independent” under the rules of the New York Stock Exchange and meet the independence standards under Section 10A(m) of the Securities Exchange Act of 1934 and SEC Rule 10A-3.
Item 16B. Code of Business Conduct and Ethics.
Our board of directors has adopted a code of business conduct and ethics, a copy of which is filed with the SEC as Exhibit 11.1 to this annual report. Our code of business conduct and ethics is posted on our website at www.longtop.com under the “Investor Center” page.
Item 16C. Principal Accountant Fees and Services.
Deloitte Touche Tohmatsu CPA Ltd. have acted as the independent public accountants of our company and its subsidiaries for the year ended December 31, 2006, the three months ended March 31, 2007, and the years ended March 31, 2008 and 2009, respectively. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the periods indicated.

		Three
	Year Ended	Months
	December 31,	Ended March 31,	Year Ended March 31
	2006	2007	2008	2009
	($ in thousands)
Audit Fees (1)	720	220	571	1,252
Audit-Related Fees	—	—	—	6
Tax Consultancy Fees (2)	—	—	30	29

Total	720	220	601	1,287

(1)	“Audit Fees” are the aggregate fees billed or to be billed by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our consolidated annual financial statements and review of our quarterly financial statements.

(2)	“Tax Consultancy Fees” primarily relate to fees paid for review of certain tax treatments in the PRC including compliance with the new PRC tax laws.

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
Our audit committee was formed during the three months ended March 31, 2007. In the year ended March 31, 2009 our audit committee pre-approved all of the audit services provided by Deloitte Touche Tohmatsu CPA Ltd.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
PART III
Item 17: Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18: Financial Statements
Our consolidated financial statements are included in this annual report at pages F-1 through F-48.
Item 19: Exhibits

1.1	First Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on July 1, 2008).

1.2	First Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to the company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on July 1, 2008).

2.1	Deposit Agreement, among the Registrant, the depositary and holder of American Depositary Receipts (incorporated by reference to Exhibit 2.1 to the company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on July 1, 2008).

4.1	Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of November 5, 2004 (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.2	Nominee Agreement between Bloomwell International Limited, Well Active International Limited and Weijie Zhang, Yingling Li, and Ni Chen, dated as of February 16, 2006 (incorporated by reference to Exhibit 4.5 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.3	Form of Purchase Agreement for Ordinary Shares between Well Active International Limited and grantees of ordinary shares of Longtop Financial Technologies (BVI) Limited (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.4	Series A Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P. and other individuals, dated as of June 7, 2006 (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.5	First Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of June 13, 2006 (incorporated by reference to Exhibit 4.8 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.6	Second Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of December 19, 2006 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007)

4.7	Amended and Restated Investors’ Rights Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay ITfinancial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.8	Series B Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners IV, L.P. and other individuals, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.9	Amended and Restated First Refusal and Co-sale Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay ITfinancial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.10	Third Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka and Cathay Capital Holdings, L.P., dated as of June 14, 2007 (incorporated by reference to Exhibit 4.13 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.11	Waiver of and Agreement to Terminate Certain Provisions of Subscription Agreement, among Longtop Financial Technologies (BVI) Limited, Cathay ITfinancial Services Limited, Cathay Capital Holdings, holders of preferred shares and holders of ordinary shares, dated as of June 18, 2007 (incorporated by reference to Exhibit 4.14 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.12	Contribution and Amendment Agreement between the Registrant and Longtop Financial Technologies (BVI) Limited, dated as of September 5, 2007 (incorporated by reference to Exhibit 4.15 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.13	First Amendment to Share Transfer Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald, World Longevity Technology and Science Foundation Limited, Longtop International Holdings Limited and Well Active International Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.16 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.14	Share Purchase Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, World Longevity Technology and Science Foundation Limited and Longtop International Holdings Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.17 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.15	Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited, dated as of September 24, 2007 (incorporated by reference to Exhibit 4.18 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.16	2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.17	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 9, 2007).

4.18	English translation of Form of Employment Agreement between Xiamen Longtop System Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 19, 2007).

4.19	Asset Transfer Agreement among FEnet Co., Ltd., Deng Xinping and Longtop Financial Technologies (BVI) Limited, dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.20	English translation of Business and Asset Transfer Agreement between Xiamen Longtop System Co., Ltd. and Guangzhou FEnet Software Co., Ltd., dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.21	Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited and Wisdom Legend Investment Limited regarding purchase of shares in Grand Legend Holdings limited, dated as of June 20, 2006 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.22	Minecode LLC Limited Liability Company Interest Purchase Agreement among Pradyumna Kumar Samal, Rakesh Kumar Garg and Manish Samadarshi Prasad as Sellers and Longtop International Inc. as Purchaser, dated as of February 14, 2007 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.23	Subscription and Shareholders Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald as Shareholders and Longtop International Holdings Limited, dated as of February 28, 2006 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.24	Share Transfer Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, World Longevity Technology and Science Foundation Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald and Longtop International Holdings Limited, dated as of January 3, 2007 (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.25	Distribution Agreement and Waiver and Consent of Shareholders among Longtop Financial Technologies (BVI) Limited, Longtop International Holdings Limited, holders of preferred shares and holders of ordinary shares, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.26	Capital Contribution Agreement between Longtop Financial Technologies (BVI) Limited and Longtop International Holdings Limited, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.27	English translation of Collaboration Agreement between Xiamen Longtop System Co., Ltd. and Computer College of National University of Defense Technology, dated as of November 29, 2002 and its supplemental agreements, dated as of August 10, 2005 and June 18, 2007 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.28	English translation of lease contracts for the Registrant’s principal executive offices in Xiamen, Fujian province, dated as of November 17, 2005, and supplementary lease contracts dated as of March 10, 2006 (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no.333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.29	Human Resource Service Agreement dated as of May 18, 2007 between Xiamen Longtop System Co., Ltd. and Xiamen Longtop Human Resource Service Co., Ltd (incorporated by reference to Exhibit 4.29 to the company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on July 1, 2008).

4.30	Form of Purchase and Sale Agreement between Xiamen Longtop Financial Technology Management Co., Ltd. and Xiamen Land Development Company (incorporated by reference to Exhibit 4.30 to the company’s Annual Report on Form 20-F filed with Securities and Exchange Commission on July 1, 2008).

4.31	Addendum to Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited. (filed herewith)

4.32	English Translation of Offshore Asset Transfer Agreement dated April, 1, 2009 between Longtop Financial Technologies (BVI) Limited and Fully Pacific Limited, in connection with the company’s acquisition of Sysnet. (filed herewith)

4.33	English translation of Onshore Share Transfer Agreement dated April 1, 2009 between Longtop Financial Technologies Limited and Zhongqing Chuangyi Investment & Management Co., Ltd., in connection with the company’s acquisition of Sysnet. (filed herewith)

8.1	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2008)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
Date: June 29, 2009

Longtop Financial Technologies Limited
By:	/s/ Wai Chau Lin
Wai Chau Lin
Chief Executive Officer

By:	/s/ Derek Palaschuk
Derek Palaschuk
Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of March 31, 2008 and 2009	F-3

Consolidated statements of operations for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009	F-4

Consolidated statements of shareholders’ equity and comprehensive income for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009	F-5

Consolidated statements of cash flows for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009	F-7

Notes to consolidated financial statements	F-9

Additional Information—Financial Statements Schedule	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LONGTOP FINANCIAL TECHNOLOGIES LIMITED
We have audited the accompanying consolidated balance sheets of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longtop Financial Technologies Limited and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109”, effective April 1, 2007.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 29, 2009

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2008	2009
	(In U.S. dollar thousands, except share
	and per share data)
Assets
Current assets:
Cash and cash equivalents	$204,526	$238,295
Restricted cash	6,733	463
Accounts receivable, net	21,254	29,861
Inventories	1,351	4,982
Amounts due from related parties	—	682
Deferred tax assets	1,517	979
Other current assets	3,843	4,712

Total current assets	239,224	279,974

Fixed assets, net	8,167	14,858
Prepaid land use right	—	5,167
Intangible assets, net	7,764	11,526
Goodwill	14,966	24,837
Deferred tax assets	246	1,479
Other assets	524	632

Total assets	$270,891	$338,473

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$512	$486
Accounts payable	4,143	3,299
Deferred revenue	9,487	16,010
Amounts due to related parties	54	17
Deferred tax liabilities	491	867
Accrued and other current liabilities	18,773	23,810

Total current liabilities	33,460	44,489

Long-term liabilities:
Obligations under capital leases, net of current portion	233	98
Deferred tax liabilities	1,863	1,242
Other non-current liabilities	445	286

Total liabilities	36,001	46,115

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 51,036,816 shares issued and outstanding as of March 31, 2008 and 2009, respectively)	$502	$510
Additional paid-in capital	234,771	243,194
Retained earnings/(Accumulated deficit)	(14,021)	29,451
Accumulated other comprehensive income	13,638	19,203

Total shareholders’ equity	234,890	292,358

Total liabilities and shareholders’ equity	$270,891	$338,473

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

		Three
	Year Ended	Months
	December	Ended
	31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
	(In U.S. dollar thousands, except share and per share data)

Revenues:
Software development	$32,901	$5,799	$55,147	$89,559
Other services	9,745	1,846	10,769	16,737

Total revenues	42,646	7,645	65,916	106,296

Cost of revenues:
Software development	4,092	1,831	21,138	26,294
Other services	3,037	570	4,517	10,123

Total cost of revenues	7,129	2,401	25,655	36,417

Gross profit	35,517	5,244	40,261	69,879

Operating expenses:
Research and development	1,797	341	3,838	5,172
Sales and marketing	3,170	711	10,393	10,961
General and administrative	17,954	2,562	19,633	9,359

Total operating expenses	22,921	3,614	33,864	25,492

Income from operations	12,596	1,630	6,397	44,387

Other income (expenses):
Interest income	343	99	3,597	5,589
Interest expense	(703)	(101)	(886)	(250)
Other income (expense), net	86	(22)	(1,349)	(169)

Total other income (expenses)	(274)	(24)	1,362	5,170

Income before income tax expense	12,322	1,606	7,759	49,557
Income tax expense	(3,751)	(599)	(3,539)	(6,085)

Income from continuing operations	8,571	1,007	4,220	43,472
Loss from discontinued operations, net of tax	(263)	(239)	(1,293)	—

Net income	8,308	768	2,927	43,472

Net income (loss) per share:
Continuing operations	$0.26	$0.03	$(0.01)	$0.86
Discontinued operations	$(0.01)	$(0.01)	$(0.03)	$0.00

Basic ordinary share	$0.25	$0.02	$(0.04)	$0.86

Continuing operations	$0.26	$0.03	$0.81	$0.00
Discontinued operations	$(0.01)	$(0.01)	$(0.06)	$0.00

Basic preferred share	$0.25	$0.02	$0.75	$0.00

Continuing operations	$0.23	$0.02	$(0.01)	$0.83
Discontinued operations	$(0.01)	$(0.01)	$(0.03)	$0.00

Diluted	$0.22	$0.01	$(0.04)	$0.83

Shares used in computation of net income (loss) per share:
Basic ordinary share	29,761,901	29,705,267	38,692,405	50,545,151
Basic preferred share	3,545,217	10,218,005	5,767,286	—
Diluted	37,874,254	40,326,496	38,692,405	52,368,317

Includes share-based compensation related to:
Cost of revenues software development	$839	$3	$7,832	$1,649
Cost of revenues other services	—	—	229	252
General and administrative expenses	11,367	221	13,964	1,871
Sales and marketing expenses	530	11	4,712	1,491
Research and development expenses	147	—	1,451	385
The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
	(In U.S. dollar thousands, except share and per share data)

Ordinary shares:
Balance, beginning of period	$300	$297	$297	$502
Issuance of ordinary shares	9	—	102	—
Exercise of stock options	—	—	1	7
Exercise of restricted share units	—	—	—	1
Conversion of preference shares to ordinary shares upon initial public offering	—	—	103	—
Repurchase and cancellation of ordinary shares	(12)	—	(1)	—

Balance, end of period	297	297	502	510

Additional paid-in capital:
Balance, beginning of period	9,737	18,885	19,120	234,771
Share-based compensation paid by the Company	5,188	235	3,377	5,648
Compensation expenses paid by shareholders	7,695	—	24,811	—
Issuance of ordinary shares	2,957	—	156,138	—
Exercise of stock options	—	—	477	2,776
Exercise of restricted share units	—	—	—	(1)
Repurchase and cancellation of ordinary shares	(6,692)	—	(1,251)	—
Conversion of preference shares to ordinary shares upon initial public offering	—	—	47,784	—
Dividends	—	—	(15,685)	—

Balance, end of period	18,885	19,120	234,771	243,194

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
	(In U.S. dollar thousands, except share and per share data)
Subscription receivable:
Balance, beginning of period	(200)	—	—	—
Issuance of ordinary shares	—	—	321	—
Repayments and forgiveness	200	—	(321)	—

Balance, end of period	—	—	—	—

Retained earnings/(Accumulated deficit):
Balance, beginning of period	13,244	21,552	22,320	(14,021)
Adoption of FIN 48	—	—	(500)	—
Net income	8,308	768	2,927	43,472
Dividends	—	—	(38,768)	—

Balance, end of period	21,552	22,320	(14,021)	29,451

Accumulated other comprehensive income:
Balance, beginning of period	369	1,692	2,283	13,638
Cumulative translation adjustments	1,323	591	11,355	5,565

Balance, end of period	1,692	2,283	13,638	19,203

Total shareholders’ equity	$42,426	$44,020	$234,890	$292,358

Comprehensive income:
Net income	$8,308	$768	$2,927	$43,472
Foreign currency translation adjustment	1,323	591	11,355	5,565

Total comprehensive income	$9,631	$1,359	$14,282	$49,037

	Number of Outstanding Shares
Ordinary shares
Balance, beginning of period	30,000,000	29,705,267	29,705,267	50,274,126
Issuance of ordinary shares	965,267	—	10,232,248	—
Conversion of preference shares to ordinary shares upon initial public offering	—	—	10,313,862	—
Exercise of stock options	—	—	129,999	739,725
Exercise of RSU	—	—	—	22,965
Repurchase and cancellation of ordinary shares	(1,260,000)	—	(107,250)	—

Balance, end of period	29,705,267	29,705,267	50,274,126	51,036,816

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$8,308	$768	$2,927	$43,472

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	12,883	235	28,188	5,648
Depreciation of fixed assets	2,143	309	1,798	2,808
Amortization of intangible assets	602	316	1,615	2,513
Loss from investment in an associate recorded in discontinued operation	263	—	—	—
Provision for doubtful accounts	79	30	498	134
Impairment of intangible asset	—	—	393	—
Loss (gain) on disposal of fixed assets	(76)	50	(626)	268

Deferred income taxes	609	176	(707)	(1,354)

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(7,462)	(1,037)	(1,856)	(6,930)
Inventories	2,655	139	(120)	(2,026)
Other current assets	2,092	(1,218)	(3,117)	165
Amounts due from related parties	—	—	—	(682)
Prepaid land use right	—	—	—	(5,165)
Other non-current assets	701	36	129	(755)
Other non-current liabilities	—	—	(55)	(253)
Accounts payable	(3,287)	847	230	(1,473)
Deferred revenue	(3,284)	(914)	3,794	6,049
Amounts due to related parties	—	—	—	17
Accrued and other current liabilities	4,075	(473)	1,293	(582)

Net cash provided by (used in) operating activities	20,301	(736)	34,384	41,854

Cash flows from investing activities:

Change in restricted cash	(4,115)	1,089	(3,338)	6,270
Proceeds from sale of fixed assets	5,549	2	1,260	225
Purchase of fixed assets	(531)	(417)	(4,575)	(10,136)
Purchase of intangible assets	(250)	(257)	(85)	(49)
Investment in an associate	(1,345)	—	—	—
Acquisitions, net of cash acquired	(5,821)	(7,440)	(3,824)	(10,885)
Amounts due from related parties	(131)	—	—	—

Net cash used in investing activities	(6,644)	(7,023)	(10,562)	(14,575)

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
	(In U.S. dollar thousands)
Cash flows from financing activities:
Proceeds from short-term borrowings	20,335	1,463	54,544	—
Repayment of short-term borrowings	(21,256)	(4,825)	(63,921)	—
Dividend paid	—	—	(36,105)	—
Stock options exercised	—	—	478	2,783
Sale of preferred shares, net of issue costs	47,887	—	—	—
Sale of ordinary shares, net of issue costs	552	—	146,470	—
Repurchase of ordinary shares	(6,704)	—	—	—
Repayments of capital leases obligations	(216)	(78)	(473)	(837)
Amounts due to related parties	755	(755)	54	(54)

Net cash provided by (used in) financing activities	41,353	(4,195)	101,047	1,892

Effect of exchange rates differences	1,415	555	9,737	4,598

Net increase (decrease) in cash and cash equivalents	56,425	(11,399)	134,606	33,769

Cash and cash equivalents, beginning of period	24,894	81,319	69,920	204,526

Cash and cash equivalents, end of period	$81,319	$69,920	$204,526	$238,295

Supplemental disclosure of cash flow information:
Income taxes paid	$2,807	$1,327	$3,876	$9,703
Interest paid	$707	$113	$886	$308
Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$492	$68	$771	$655
Shareholder subscription receivable	$200	$—	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$155	$—	$—	$—
Dividends paid in form of assets	$—	$—	$18,348	$—
Acquisition:
Fair value of ordinary shares issued	$2,614	$—	$3,062	$—
Cash consideration	$6,027	$8,903	$3,524	$10,885
Cash consideration payable	$615	$—	$2,404	$4,724

Assets acquired	$9,256	$8,903	$8,990	$15,609

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
1)	Organization and principal activities
Longtop Financial Technologies Limited (“Longtop Cayman”), was incorporated in the Cayman Islands in August 2007. Longtop Financial Technologies Limited (“Longtop BVI’), formerly known as Lastest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000. Effective September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of Longtop BVI and its subsidiaries to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in Longtop BVI and its subsidiaries. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between Longtop BVI and Longtop Cayman.
Longtop Financial Technologies Limited and its subsidiaries (collectively,the “Company”) provides a comprehensive range of software solutions and services primarily to financial institutions in the People’s Republic of China (the “PRC”, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.
Effective April 1, 2007, the Company changed its fiscal year from a calendar year to a fiscal year ending March 31. The Company prepared audited financial statements for the three months ended March 31, 2007.
As of March 31, 2009, the Company operates primarily through the following wholly-owned subsidiaries and variable interest entity:
Wholly-owned subsidiaries:
Longtop Financial Technologies (BVI) Limited incorporated in the British Virgin Islands
Longtop Financial Technologies Group Limited incorporated in Hong Kong
Xiamen Longtop System Co., Ltd. (“Longtop System”) incorporated in the PRC
Xiamen Longtop Information Technology Co., Ltd. (“XLI”) incorporated in the PRC
Xiamen Longtop Financial Technology Management Co.,Ltd.(“XLM”) incorporated in the PRC
Shanghai Longtop Technology Co., Ltd. incorporated in the PRC
Advanced Business Services (Beijing) Co., Ltd. (“ABS”) incorporated in the PRC
Guangzhou FEnet Information Technologies Co., Ltd. (“FEnet”) incorporated in the PRC
Beijing Huayuchang Co-Founder Technology Development Co., Limited (“Huayuchang”) incorporated in the PRC
Beijing Jactus Ruanbo Software and Technology Co., Ltd. (“Jactus”) incorporated in the PRC
Eastson International Limited incorporated in Hong Kong
Grand Legend Holdings Limited incorporated in the British Virgin Islands
Beijing Longtop Technology Co., Ltd. incorporated in the PRC
In addition to the above, the Company has a number of wholly-owned subsidiaries in the PRC, Singapore, the United States and the British Virgin Islands.
Variable interest entity:
PRC regulations prohibit direct foreign ownership of business entities providing certain telecommunication services, such as internet services, in the PRC where certain licenses are required for the provision of such services. To comply with PRC laws and regulations, the Company engages in such activities through Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.) (“Longtop Online”) and its subsidiaries Xiamen Hooyoo Information Technology Co., Ltd. (“Hooyoo”) and Xiamen Reseller Order Information Technology Co., Ltd. (“Xiamen Reseller”)(collectively the “VIE”).

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
In July 2008, two employees of the Company acquired the VIE on behalf and for the exclusive benefit of the Company. The Company funded the capital requirements of the VIE through the extension of $4,389 in interest-free loans to the equity owners.
XLM entered into an exclusive service agreement with the VIE, wherein XLM provides technical, marketing and management consulting service to the VIE. In addition, XLM entered into a share pledge agreement and a share purchase option agreement with the equity owners. Such agreements effectively assign virtually all of the equity owners’ rights to the Company, including the right to declare dividends. The share purchase option agreement further provides XLM with the option to acquire all of the equity shares of the VIE, if and when permitted under PRC law, in an amount equal to the interest-free loan provided. The result of these series of agreements is that the equity owners have limited ability to make decisions that have a significant effect on the VIE’s operations and the Company has effectively assumed all of the economic risks and rewards of ownership associated with the VIE. As such, XLM is considered the primary beneficiary of the VIE and has included the VIE in its consolidated financial statements pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” since July 2008.
Summary financial information of the VIE included in the accompanying consolidated financial statements is as follows:

	March 31,
	2008	2009

Total assets	$—	$5,405
Total liabilities	—	1,845
On October 9, 2007, the Company effected a 1.5-for-1 share split by means of a share dividend wherein holders of ordinary shares, Series A Shares and Series B Shares received an additional 0.5 share for each share held. The Series A Shares and Series B Shares remained convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for all periods presented. The Company was listed on the New York Stock Exchange on October 25, 2007 in an initial public offering which closed on October 29, 2007.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
2)	Summary of significant accounting policies
Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Basis of consolidation—The consolidated financial statements include the financial statements of Longtop Financial Technologies Limited, its subsidiaries and the VIE. All significant inter-company transactions and balances are eliminated upon consolidation.
Cash and cash equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
Restricted cash— Restricted cash consists of bank deposits pledged against short-term credit facilities granted to the Company and, where agreements existed with third parties, income taxes withheld from employees which have not been remitted.
Allowances for doubtful accounts— The allowance for doubtful accounts is determined based on an analysis of the accounts receivable aging and specifically identified accounts that may become uncollectible. Activity in the allowance for doubtful accounts was as follows:

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009

Balance, beginning of period	$301	$380	$410	$908
Charged to costs	79	30	498	134

Balance, end of period	$380	$410	$908	$1,042

Inventories— Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.
Fair value of financial instruments—On April 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”) for all financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). As of March 31, 2009, the Company does not have any financial instruments that are measured at fair value on a recurring basis. The Company deferred its implementation of SFAS 157 for all non-financial assets and liabilities in accordance with FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”).
The Company has not elected to measure other financial instruments as permitted under SFAS No. 159, “Fair Value of Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No.115” (“SFAS 159”).

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company adopted these FSPs during the year ended March 31, 2009, which had no material impact on the Company’s consolidated financial position or result of operations.
Financial instruments not recorded at fair value—The carrying value of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term loans and accrued and other current liabilities are carried at cost which approximates their fair value due to the short-term nature of these instruments. The Company does not use derivative instruments to manage risks.
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
Fixed assets and depreciation— Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings	10-30 years
Leasehold improvement	Shorter of lease term or the estimated useful life of the asset
Equipment and fixtures	5 years
Motor vehicles	5 years
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
Intangible assets—Intangible assets comprise computer software purchased from unrelated third parties, customer relationships, agent relationships, covenants not to compete, customer contracts (backlog), trade names and developed technology from acquired companies and are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets of two to fifteen years.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
Goodwill—Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries. The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.
SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Company recognized no impairment loss on goodwill in the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009.
No event had occurred as of March 31, 2009 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts.
The changes in the carrying amount of goodwill allocated by segment for the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009 were as follows:

		ATM
	Software	Maintenance	Other
	Development	Services	Services	Outsourcing	Total

Balance as of December 31, 2006	$6,088	$—	$—	$—	$6,088
Acquisitions	—	—	—	2,966	2,966
Translation difference	58	—	—	—	58

Balance as of March 31, 2007	6,146	—	—	2,966	9,112
Acquisitions	7,663	—	—	—	7,663
Discontinued operations	—	—	—	(2,966)	(2,966)
Translation difference	1,157	—	—	—	1,157

Balance as of March 31, 2008	14,966	—	—	—	14,966
Acquisitions	4,880	866	3,718	—	9,464
Translation difference	402	3	2	—	407

Balance as of March 31, 2009	$20,248	$869	$3,720	$—	$24,837

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
Impairment of long-lived assets—The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. During the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009 the impairment of long-lived assets was Nil, Nil, $393 and $185, respectively.
Prepaid land use right — Prepaid land use right represents operating lease prepayments of land use rights to the PRC’s land bureau. Amortization is calculated using the straight-line method over the estimated land use right period of 47 years.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
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
Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. The Company measures progress toward completion by comparing direct labor costs incurred to total estimated direct labor costs for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
The Company defers the fair value of PCS as indicated by VSOE and recognizes the revenue ratably over the PCS period.
2)	Other services
Revenue from ATM maintenance and ancillary services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally less than one year.
Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers in accordance with the provisions of EITF No. 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent”. The Company obtains manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at March 31, 2008 or March 31, 2009.
The Company’s subsidiaries are subject to business tax on the revenues earned for services provided in the PRC.  The applicable business tax rate varies from 3% to 5%.  Effective April 1, 2008, software development and other services revenues are presented net of business taxes in the consolidated statements of operations. Prior to April 1, 2008, the Company deducted business taxes from total gross revenue to arrive at net revenue. This change has been applied retrospectively. Business taxes included in revenue during the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009 was $534, $105, $774 and $1,296, respectively.
As part of the PRC government’s policy of encouraging software development in the PRC, XLS is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain standardized software products. The amount of the value-added tax refund included in software development revenue was $1,445, $135, $2,654 and $3,613 for the year ended December 31, 2006, for three months ended March 31, 2007, and years ended March 31, 2008 and 2009, respectively.
Revenue in excess of billings is recorded as unbilled receivables, which is included in accounts receivable and amounted to $5,847 and $10,912 as of March 31, 2008 and 2009, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
Effective on April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in SFAS No. 109. See Note 10 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.
Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe significant estimates include time to completion in our customized solutions contracts, allowances for doubtful accounts, assumptions used in calculating share-based compensation and associated forfeiture rates, useful lives of fixed assets and intangible assets, valuation allowance for deferred tax assets, and impairment on long-lived assets and goodwill.
Earnings per share (“EPS”)—The Company determined that its Series A and Series B convertible redeemable preferred shares outstanding prior to the completion of its initial public offering were participating securities, as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share through October 29, 2007, the date on which the Series A and Series B convertible redeemable preferred shares were converted into ordinary shares. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the year ended December 31, 2006, three months ended March 31, 2007 and year ended March 31, 2008, the application of the two-class method was more dilutive than the if-converted method. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.
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
The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. Their balance sheets are translated into United States dollars based on the rates of exchange existing on the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income in shareholder’s equity.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
The RMB is not fully convertible into United States dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the People’s Bank of China on March 31, 2008 was US$1.00 = RMB7.02 and on March 31, 2009 was US$1.00 = RMB6.84, respectively. As of March 31, 2008 and March 31, 2009, the Company had RMB bank balances located in the PRC of $118,388 and $199,722, respectively.
Share-based compensation—The Company accounts for its share-based compensation arrangements using the fair value recognition provision of SFAS No. 123R, “Accounting for Stock-Based Compensation”. Under this method, compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period, with a corresponding addition to paid in capital.
Comprehensive income—Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the relevant years presented, the Company’s comprehensive income consisted of net income and foreign currency translation adjustment.
Recent accounting pronouncements— In December 2007, the FASB issued SFAS No. 141, “Business Combinations (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008.  The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on April 1, 2009.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS No. 141R, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on April 1, 2009.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND 2009
(in U.S. dollar thousands, except share and per share data)
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS 160 will not have a material impact on the Company’s consolidated financial position or result of operations.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. SFAS 161 does not change the accounting treatment for derivative instruments and will change the Company’s disclosure for derivative instruments and hedging activities, if any, on April 1, 2009.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). In determining the useful life of acquired intangible assets, FSP 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. FSP 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The adoption of FSP 142-3 will not have a material impact on the Company’s consolidated financial position or result of operations.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that acquire a defensive intangible asset after the effective date of SFAS 141R to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 will change the Company’s accounting treatment for acquired defensive intangible assets on a prospective basis beginning on April 1, 2009.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for both interim and annual financial periods ending after June 15, 2009 and shall be applied prospectively. The adoption of SFAS 165 will not have a material impact on the Company’s consolidated financial position or result of operations.
In June 2009, the FASB issued SFAS No.166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for our fiscal year beginning on April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for our fiscal year beginning on April 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
3)	Fixed assets, net

	March 31,
	2008	2009

Equipment and fixtures	$6,586	$9,654
Leasehold improvements	1,825	2,040
Buildings	217	222
Motor vehicles	645	1,253

	9,273	13,169
Accumulated depreciation	(4,754)	(7,316)
Impairment	—	(185)

	4,519	5,668
Construction in progress	3,648	9,190

Fixed assets, net	$8,167	$14,858

Equipment held under capital leases had a net book value of $1,150 and $1,292 at March 31, 2008 and 2009, respectively.
Construction in progress consists of an office building and renovations which are under construction and not ready for use.
Total depreciation expense recognized in the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009 was $2,143, $301, $1,780 and $2,808, respectively.
4)	Intangible assets

	March 31,
	2008			2009
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Backlog	$3,028	$(1,875)	$1,153	$3,343	$(3,024)	$319
Customer relationships	4,317	(180)	4,137	5,508	(623)	4,885
Agent relationships	—	—	—	1,591	(133)	1,458
Covenants not to compete	557	(56)	501	1,170	(242)	928
Trade name	953	(32)	921	1,766	(144)	1,622
Developed technology	824	(82)	742	1,754	(390)	1,364
Computer software	1,510	(1,200)	310	2,469	(1,519)	950

Total	$11,189	$(3,425)	$7,764	$17,601	$(6,075)	$11,526

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
Amortization expense was $602, $274, $1,492 and $2,513 for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009, respectively.
During the year ended March 31, 2008, the Company recorded an impairment related to the nonuse of certain computer software of $393.
Estimated amortization expense for each of the five succeeding fiscal years ending March 31 is as follows:

2010	$2,062
2011	1,714
2012	1,600
2013	1,368
2014	974
5)	Acquisitions
a)	LTI and Minecode
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
Identifiable intangible assets comprised covenants not to compete and customer relationships having estimated useful lives of five and 13 years, respectively.
In March 2007, the Company acquired 100% of Minecode for a total purchase price of $6,466, which included $6,090 in cash and $376 in acquisition-related costs. Additional consideration of up to $4,060 in cash and 108,810 ordinary shares are contingently payable upon Minecode’s achievement of certain financial milestones for the period from March 2007 to March 2009. The Company placed $2,100 into an escrow account pending achievement of these milestones.
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
Identifiable intangible assets comprised covenants not to compete and customer relationships having estimated useful lives of five and thirteen years, respectively.
In July 2007, the Company distributed LTI and its subsidiaries Longtop International Inc. (“LII”), Longtop (Xiamen) Software Co., Ltd. (“XLS”), Longtop International Incorporated (“LIIC”), and Minecode LLC acquired in March 31, 2007 (“Minecode”) to the Company’s shareholders by way of a pro rata dividend in kind. LTI and its subsidiaries constituted the Company’s outsourcing segment. See Note 19 for a description of the disposition of LTI and its subsidiaries.
b)	ABS
In May 2006, the Company acquired 100% of Grand Legend Holdings Limited and its subsidiary Advanced Business Services (Beijing) Co., Ltd. (together with Grand Legend Holdings Limited referred to as “ABS”) for a purchase price of $9,256, of which $6,000 was paid in cash, an additional $615 was payable in cash on December 31, 2007 subject to a deduction for any unrecorded liabilities as at the date of acquisition, and $2,614 was payable by the issuance of 815,267 ordinary shares of the Company having a fair value of $3.21 per share. The June 2006 ordinary share fair market value of $3.21 per share was determined by the Company based on the value used in the June 2006 sale of Series A Shares. Acquisition costs of $27 were incurred and have been included as a cost of the ABS acquisition. Additional purchase price consideration of $3,616 was contingently payable subsequent to the acquisition date in cash upon ABS’s achievement of certain financial milestones for the period from April 1, 2006 to June 30, 2007. ABS achieved the financial milestones and the additional purchase price consideration of $3,616 was paid in 2008 and was recorded as additional goodwill. ABS provides technology services for financial institutions in China. The Company completed the acquisition in order to increase its profit and revenue and expand its presence in Beijing. The purchase price was determined in arms’ length negotiations between the Company and ABS.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price, including the additional purchase price consideration of $3,616, is as follows:

Current assets	$4,260
Fixed assets and other non current assets	75
Identifiable intangible assets	2,661
Goodwill	9,704
Liabilities	(3,828)

Total	$12,872

The excess of purchase price over tangible assets and identifiable intangible assets (backlog) acquired and liabilities assumed was recorded as goodwill. The estimated useful life of the backlog is three years.
The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2006 as if the acquisition of ABS had occurred on January 1, 2006, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 2006, and may not be indicative of future operating results.

Year Ended
December 31, 2006
(Unaudited, in
thousands)
Revenues	$43,536

Operating income	12,322

Net income	8,079

Net income per share:
Basic ordinary share	$0.24
Basic preferred share	$0.24
Diluted	$0.21
c)	FEnet
In October 2007, the Company acquired 100% of FEnet Co., Ltd and its subsidiary, Guangzhou FEnet Software Co., Ltd. (“FEnet”) for a purchase price of $3,438 in cash and 396,350 ordinary shares. Additional purchase price consideration of approximately $2,670 in cash was contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. In May 2008, the Company paid $2,404 in settlement of the contingent liability, which was recorded as additional goodwill. FEnet provides business intelligence software development services in China. The Company completed the acquisition in order to increase its strength in business intelligence solutions. The purchase price was determined in arms’ length negotiations between the Company and FEnet’s shareholders.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The allocation of the purchase price, including the additional purchase price consideration of $2,404, is as follows:

Current assets	$768
Fixed assets and other non current assets	160
Identifiable intangible assets	6,280
Goodwill	4,047
Liabilities	(2,265)

Total	$8,990

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Identifiable intangible assets comprise covenant not to compete, customer relationships, trade name, backlog and developed technology having estimated useful lives of five, twelve, fifteen, one and five years, respectively.
d)	2009 Fiscal year acquisitions
During the year ended March 31, 2009, the Company acquired four businesses, including the VIE, which provide ATM maintenance services, software technology services and certain telecommunication services for cash consideration of $10,468 and incurred acquisition costs of $417. The Company recognized acquired intangible assets of $5,564 and recognized goodwill of $9,464 (assigned to the software development, ATM maintenance and other services segments in the amounts of $4,880, $866 and $3,718, respectively). The goodwill is not expected to be fully deductible for tax purposes. Additional purchase consideration of $4,724 in cash was contingent based on the achievement of certain financial and operational milestones for the year ended March 31, 2009 and this amount has been accrued for in full at March 31, 2009.
In addition, the Company paid $1,164 which will be refunded by the sellers unless they fulfill employment obligations with the Company over a two to five year period. Such amount is being recorded as compensation expense.
6)	Short-term Borrowings
As of March 31, 2009, the Company had short-term revolving credit facilities for working capital purposes totaling $13,897, which expire in December 2009. None of the facilities had been drawn as of March 31, 2009.
In addition, the Company had unused letters of credit and bankers’ guarantee facilities of $2,000 and $9,727 as of March 31, 2008 and 2009, respectively. The facilities outstanding at March 31, 2008 expired in September 2008 and the facilities outstanding at March 31, 2009 will expire in October 2009.
The Company has placed deposits of nil and $463 against these facilities as of March 31, 2008 and 2009, respectively, which are included in restricted cash.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
7)	Accrued and other current liabilities

	March 31,
	2008	2009

Payable for acquisitions	$2,404	$4,724
Accrued employee compensation	1,408	4,636
Employee benefits payable	2,588	2,855
Due to employees for RSUs and stock options	—	2,489
Other taxes payable	2,425	2,285
Other current liabilities	2,094	2,095
Individual income tax withheld	5,806	1,401
Income taxes payable	1,235	1,446
Accrued other expenses	813	1,879

Total accrued and other current liabilities	$18,773	$23,810

The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are subject to business tax and value added tax (“VAT”) at the rates of 5% and 6%, respectively, on certain types of service revenues from software development and ATM maintenance and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee’s compensation for remittance to the tax authorities.
8)	Obligations under capital leases
Future minimum capital lease payments at March 31, 2009 are as follows:
For the fiscal year ending March 31,

2010	$518
2011	111

Total minimum leases payments	629
Less: Amount representing interest	(45)

Present value of minimum lease payments	$584

Current	$486
Long-term	98

Total	$584

The interest rates associated with the capital leases, which were used to acquire equipment and fixtures, range from 7.20% to 7.56% per annum.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
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
Upon completion of the Company’s initial public offering on October 29, 2007, each Series A and Series B Preferred Share automatically converted into one ordinary share for a total of 10,313,862 ordinary shares.
The key terms of the Series A and Series B shares were:
Dividends:
The holders of Series A Shares and Series B Shares (collectively the “Preferred Shares”) were entitled to dividends on an as-converted basis.
Conversion:
Each Preferred Share was convertible at the option of the holder into ordinary shares on a one-for-one basis. The conversion ratios of the Preferred Shares were subject to antidilution adjustments on a weighted average basis in the event of issuances by the Company of additional securities at a price per share lower than the respective issuance prices of the Series A Shares and the Series B Shares. The terms of the Preferred Shares provided that they automatically converted into ordinary shares upon among other things, the closing of an underwritten public offering of ordinary shares of the Company where the shares are subsequently traded on the Nasdaq Stock Market’s Global Market, the New York Stock Exchange or another comparable exchange approved by the Board of Directors; Pursuant to these terms, upon the closing of the Company’s initial public offering on October 29, 2007, the Preferred Shares automatically converted into 10,313,862 ordinary shares.
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
Liquidation:
The holders of Preferred Shares had preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of liquidation, which was defined to include a merger, consolidation or reorganization with or into another organization in which the shareholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common equity of the surviving entity. The holders of Preferred Shares were entitled to a liquidation preference equal to the higher of (i) $3.68 per share, in the case of Series A Shares, or $6.28 per share, in the case of Series B Shares, plus any declared but unpaid dividends and (ii) the amount such holders would have been entitled to receive if their shares had been converted into ordinary shares immediately prior to the liquidation.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
Redemption:
The holders of Preferred Shares were entitled to have their shares redeemed at the election of the holders of a majority of such shares at any time after June 14, 2011 for a price equal to $3.68 per share, in the case of Series A Shares, or $6.28, in the case of Series B Shares, plus any declared but unpaid dividends. As of both December 31, 2006 and March 31, 2007, the redemption value of the Series A Shares was $23,416, or $3.68 per share, and the redemption value of the Series B Shares was $24,826, or $6.28 per share. The Company did not accrete the issuance costs of the Preferred Shares of $355 to the redemption amount as the Company believed that the likelihood of a redemption event occurring was remote. This determination was primarily based upon the Company’s intent to complete an initial public offering in the near future.
10)	Income taxes
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman or British Virgin Islands withholding tax is imposed upon any payment of dividends.
Hong Kong
The profits of the Company’s subsidiary in Hong Kong are subject to tax at 16.5%. The Company’s subsdiaries in Hong Kong had minimal taxable income.
China
The Company conducts substantially all of its business and earns substantially all of its net income through its PRC operating subsidiaries which have applicable tax rates that range from 10% to 25%, dependent on tax holidays or preferred tax treatment, as discussed below.
Prior to January 1, 2008, the Company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as “high and new technology enterprises” (“HNTE”). Furthermore, HNTE were exempted from Chinese state corporate income tax for three years, beginning with their first year of operation, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and a reduction to a rate of 15% thereafter.
During the year ended December 31, 2006, three months ended March 31, 2007, and nine months ended December 31, 2007, substantially all of the operations of the Company in the PRC were subject to tax at 15% as they were located in a special economic zone.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. HNTE will still enjoy a favorable tax rate of 15% provided they can meet the qualifying criteria. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. As most of the Company’s income is earned in the Xiamen special economic zone, during the three months ended March 31, 2008 the Company applied an effective tax rate of 18% for income subject to taxation in China.
During the year ended March 31, 2009, Longtop System, which accounts for the majority of Longtop’s taxable income, was designated as a HNTE and will be subject to an income tax rate of 15% as long as it qualifies as a HNTE. FEnet also received designation as a HNTE effecitive from January 1st 2008. For FEnet and Longtop System we have applied the 15% tax rates in our calculation of deferred taxes because we expect to retain the HNTE status for the foreseeable future. During 2009, other subsidiaries in the PRC were subject to tax at rates ranging from 18% to 25% depending on their location within China.
In December 2008, the Company received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, Ministry of Commerce, and State Administration of Taxation that its subsidiary, Longtop System qualified as a “Key Software Enterprise” for the calendar year ended December 31, 2008, providing a 10% tax rate for income earned during the calender year ended December 31, 2008. Longtop System received a similar preferential tax rate for the 2007 and 2006 calender year. However, due to the significant uncertainty of obtaining similar preferential tax rates for future years, the Company did not assume Longtop System would continue to enjoy the 10% tax rate after January 1, 2009. Instead, it has used the 15% preferential tax rate in calculation of deferred taxes of Longtop Systems.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to a non-resident enterprise outside of China, which will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction or region of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2009, we have not recorded any withholding tax on $64,008 in retained earnings of our foreign invested enterprises in China.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. The Corporate Income Tax Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the Corporate Income Tax Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of China should be treated as residents for the Corporate Income Tax Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for the year ended March 31, 2009, the impact would adversely affect our results of operation.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. We have not recorded any such deferred tax liability attributable to the undistributed earnings of our financial interest in the VIE because the VIE was in accumulated loss position for the year ended March 31, 2009.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
The Company adopted the provisions of FIN 48 effective April 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of April 1, 2007, by $500, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheets. The Company has no additional material uncertain tax positions as of March 31, 2009 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of April 1, 2007, March 31, 2008 and March 31, 2009 was approximately $338, $247 and $90 respectively. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Interpretation 48 obligations as of April 1, 2007	$500
Lapse of statute of limitations	(83)
Translation difference	28

Interpretation 48 obligations as of March 31, 2008	445
Addition	50
Lapse of statute of limitations	(284)
Settlements of taxes	(37)
Translation difference	13

Interpretation 48 obligations as of March 31, 2009	$187

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100 ($14.6 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statue of limitations in Hong Kong is six years.
The provision for income tax expense consists of the following:

		Three Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009

Current
China	$(3,142)	$(415)	$(4,218)	$(7,439)
Other jurisdiction	—	—	—	—
Total current income tax expense	$(3,142)	$(415)	$(4,218)	$(7,439)

Deferred
China	$(609)	$(184)	$679	$1,354
Other jurisdiction	—	—	—	—
Total deferred income tax benefit (expense)	$(609)	$(184)	$679	$1,354

Total income tax expense	$(3,751)	$(599)	$(3,539)	$(6,085)

The principal components of the deferred tax assets are as follows:

	March 31,
	2008	2009

Deferred tax assets:
Deferred revenue	$1,087	$1,165
Depreciation and amortisation	346	353
Net operating losses carried forward	869	3,401
Others	430	453

Gross deferred tax assets	2,732	5,372
Valuation allowance	(969)	(2,914)

Total deferred tax assets	$1,763	$2,458

Reported as:
Current deferred tax assets	$1,517	$979
Long term deferred tax assets	$246	$1,479

Deferred tax liabilities:
Unbilled receivable	$(430)	$(826)
Depreciation and amortisation	(1,863)	(1,207)
Others	(61)	(76)

Total deferred tax liabilities	$(2,354)	$(2,109)

Reported as:
Current deferred tax liabilities	$(491)	$(867)
Long term deferred tax liabilities	$(1,863)	$(1,242)

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
As of March 31, 2009, the Company’s subsidiaries had net operating losses (“NOLs”) of $15,673 which will expire in 2012 to 2014. The Company placed a valuation allowance on these NOLs as some of the related subsidiaries have become inactive companies. Movement of the valuation allowance is as follows:

Balance as of March 31, 2007	$—
Addition	(969)

Balance as of March 31, 2008	(969)
Addition	$(1,945)

Balance as of March 31, 2009	$(2,914)

A reconciliation between the provision for income tax computed by applying the statutory PRC corporate income tax rate to income before income tax expense and the actual provision for income tax is as follows:

		Three
	Year	Months
	Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009

Statutory rate	15.0%	15.0%	15.5%	25.0%
Share-based compensation expenses not deductible for tax purposes	15.6%	2.0%	56.4%	2.8%
Effect of different tax rate of group entity operating in other jurisdiction or region	—	20.0%	(1.9%)	(0.1%)
Effect of different tax rate of subsidiaries	—	—	(0.8%)	—
PRC new income tax law impact	—	(1.8%)	(5.9%)	0.6%
Effect of tax relief granted to the Company	—	—	—	(12.2%)
Expenses not deductible for tax purposes	0.6%	5.8%	1.9%	0.2%
Valuation allowance	—	—	12.5%	3.9%
Income tax refund	—	—	(25.4%)	(3.8%)
R&D expense additional deduction	—	—	(1.9%)	(1.1%)
Non-taxable income	(0.5%)	—	(4.8%)	(1.9%)
Other reconciling items	(0.3%)	2.0%	—	(1.1%)

	30.4%	43.0%	45.6%	12.3%

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
11)	China Employee Benefit Plan
The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations and the Company has no further commitments beyond its contribution. During the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009, the Company recorded an expense of $1,258, $489, $1,591 and $4,168, respectively, for such benefits and had an accrued liability of $2,251 and $146 as of March 31, 2008 and 2009, respectively, for liabilities to these funds.
12)	Share-Based Compensation
The Company has recorded the following share-based compensation expenses:

		Three Months
	Year ended	Ended
	December 31,	March 31,	Year ended March 31,
	2006	2007	2008	2009
Total share-based compensation expense	$12,883	$235	$28,188	$5,648

As of March 31, 2009, there was $13,930 of total unrecognized share-based compensation expense, net of forecasted forfeitures, which is expected to be recognized over a weighted-average period of approximately 2.7 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expense related to these awards may vary. No income tax benefit has been recognized in the income statement for share-based compensation arrangements.
2005 Long Term Incentive Plan
Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At March 31, 2008 and 2009, 8,550,000 and 8,550,000 respectively, options and RSUs to purchase ordinary shares of the Company were authorized.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
The vesting periods of the options under the 2005 Incentive Plan are determined based on individual stock option agreements and range from one to four years with generally one vesting period per year.
The vesting periods of the RSUs under the 2005 Incentive Plan are determined based on individual agreements and generally vest over four years. The 4,800,000 RSUs granted in 2005 and 203,250 RSUs granted in 2006 could only be sold when the Company’s shares became publicly tradable in an initial public offering (“IPO”). As the RSUs would be forfeited if an employee left 30 days prior to the IPO, the RSUs were accounted for as if they were unvested. No share-based compensation expense was recorded in 2006 on the RSUs as the IPO was considered a performance condition which was not considered probable until it occurred.
In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Hiu Kung Ka (Mr. Ka is also referred to as Xiaogong Jia, which is a transliteration of the Mandarin Chinese version of his name), the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Mr. Ka. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSU equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”), whose RSUs had been cancelled, and granted interests in 30,000 shares without any cost. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, during the year ended December 31, 2006, the Company recorded $2,904 in compensation expense as Bloomwell was considered a significant shareholder of the Company. In October 2007, Well Active cancelled Promissory Notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24,811 during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related Promissory Notes and accrued interest. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2008 and 2009.
In February 2006, Bloomwell transferred 2,250,000 ordinary shares of the Company to Concentra Holdings Limited, a company controlled by Wai Chau Lin (Mr. Lin is also referred to as Weizhou Lian, which is a transliteration of the Mandarin Chinese version of his name), the Chief Executive Officer, for no consideration. The Company recorded share-based compensation expense of $7,695 on this transfer because Lian Weizhou is an officer of the Company and Bloomwell is a significant shareholder.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
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
A summary of the share option activity is as follows:

			Weighted
			average
		Weighted	remaining
	Number of	average	contract	Total intrinsic
	options	exercise price	term	value
Outstanding at April 1, 2008	3,230,541	$5.16	4.02	$44,309
Granted	—	—

Exercised	(739,725)	$3.91

Forfeited or cancelled	(165,750)	$6.43

Outstanding at March 31, 2009	2,325,066	$5.47	3.14	$36,635

Share options vested or expected to vest at March 31, 2009	2,273,520	$5.52	3.14	$35,720
Share options exercisable at March 31, 2009	864,326	$4.93	3.29	$14,086
The weighted-average grant-date fair value of options granted for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009 was $4.21, $5.95, $12.34 and nil, respectively.
The total intrinsic value of options exercised for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009 was nil, nil, $4,444 and $9,974, respectively.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
A summary of the RSUs activity is as follows:

		Weighted	Weighted
		average	average
	Number	grant-date fair	remaining	Total intrinsic
	of RSUs	value	contract term	value
Outstanding at April 1, 2008	609,650	$17.27	4.51	$11,510
Granted	368,500	$17.19
Exercised	(22,965)	$17.50

Forfeited or cancelled	(43,600)	$16.81

Outstanding at March 31, 2009	911,585	$17.25	3.82	$19,353

RSUs vested or expected to vest at March 31, 2009	846,371	$17.25	3.82	$17,968
RSUs exercisable at March 31, 2009	26,250	$17.50	3.46	$557
Total intrinsic value of RSUs exercised for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009 was nil, nil, nil and $388, respectively.
Before the initial public offering, the Company determined the fair value of the ordinary shares underlying the options and RSUs by considering a number of factors to determine the Company’s aggregate equity value. This analysis included the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The May 2006 ordinary share value was based on a valuation performed in March 2006, due to minimal changes in the business between the two dates and the relatively small size of the grant.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)

		Three
		Months
	Year ended	Ended
	December 31,	March 31,	Year ended March 31,
	2006	2007	2008	2009
Average risk-free rate of return	4.80%	3.99%	3.36%	—
Weighted average expected option life	2.58 - 4.54 years	2.90-4.84 years	3.21 years	—
Volatility rate	54.33%	55.00%	55.10%	—
Dividend yield	0%	0%	0%	—
13)	Earnings per share
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

		Three Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
Income from continuing operations	$8,571	$1,007	$4,220	$43,472
Loss from discontinued operations	(263)	(239)	(1,293)	—
Amount allocated to participating securities-income from continuing operations	(919)	(299)	(4,665)	—
Amount allocated to participating securities-loss from discontinued operations	35	102	331	—

Net income (loss) attributable to ordinary shareholders	$7,424	$571	$(1,407)	$43,472

Shares (denominator):
Weighted average ordinary shares outstanding — basic	29,761,901	29,705,267	38,692,405	50,545,151
Weighted average preferred shares outstanding — basic	3,545,217	10,218,005	5,767,286	—
Dilutive effect of RSUs and employee stock options	4,567,136	403,224	—	1,823,166

Diluted shares outstanding	37,874,254	40,326,496	38,692,405	52,368,317

Net income (loss) per share:
Continuing operations	$0.26	$0.03	$(0.01)	$0.86
Discontinued operations	$(0.01)	$(0.01)	$(0.03)	$0.00

Basic ordinary share	$0.25	$0.02	$(0.04)	$0.86

Continuing operations	$0.26	$0.03	$0.81	$0.00
Discontinued operations	$(0.01)	$(0.01)	$(0.06)	$0.00

Basic preferred share	$0.25	$0.02	$0.75	$0.00

Continuing operations	$0.23	$0.02	$(0.01)	$0.83
Discontinued operations	$(0.01)	$(0.01)	$(0.03)	$0.00

Diluted	$0.22	$0.01	$(0.04)	$0.83

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
As of March 31, 2008, 5,767,286 preferred shares and 1,965,032 RSUs and employee stock options have been excluded from the diluted net income (loss) per share calculation because their inclusion would have been antidilutive.
14)	Commitments and Contingencies
The Company leases certain office premises and certain building areas under non-cancelable operating leases. Rent expense under operating leases for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009 was $538, $210, $1,315 and $1,927 respectively.
Future minimum lease payments under non-cancelable operating leases agreements at March 31, 2009 are as follows:
For fiscal year ending March 31,

2010	$1,302
2011	278

$1,580

The Company’s investment obligations include contingent obligations to pay (i) up to $4,724 related to four companies we have acquired and (ii) $5,818 for renovations on our Xiamen office building.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
15)	Certain significant risks and uncertainties
The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total revenue are as follows:

		Three
	Year	Months
	Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009
Customer A as a percentage of total revenue	42%	45%	24%	22%
Customer B as a percentage of total revenue	30%	22%	11%	12%
Customer C as a percentage of total revenue	*	10%	16%	10%

*	Less than 10%
The accounts receivable from these three customers represents 40% and 36% of the Company’s accounts receivable as of March 31, 2008 and 2009, respectively.
16)	Related parties balances and transactions
Other services revenue for the year ended December 31, 2006, three months ended March 31, 2007, and years ended March 31, 2008 and 2009 include nil, nil, $125 and $1,936, respectively, for services provided by Longtop to LTI. The amount due from related parties of $682 at March 31, 2009 (March 31, 2008: nil) is due from LTI for services provided by the Company and the amount of $17 at March 31, 2009 (March 31, 2008: $54) is due to LTI for certain expenses LTI paid on behalf of the Company.
The amounts due to related parties of $54 at March 31, 2008 includes $12 which is due to LTI for travel expenses paid on behalf of the Company and $42 due to Well Active for initial public offering proceeds collected by the Company on Well Active’s behalf. Balances due to related parties are unsecured, interest-free and have no fixed repayment terms.
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
17)	Restricted net assets
Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles and the relevant financial regulations applicable to enterprises with foreign investment of the PRC (“PRC GAAP”) at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of $95,729 and $105,549 at March 31, 2008 and 2009, respectively, is considered restricted. As a result of these PRC laws and regulations, as of March 31, 2008 and 2009, approximately $106,593 and $122,572, respectively, is not available for distribution to the Company by its PRC subsidiaries.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
18)	Segment and geographic information
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
As of March 31, 2009, the Company has three reportable segments: software development, ATM maintenance and ancillary services. The software development segment is responsible for the development, maintenance and integration of software in accordance with the customers’ specifications and requirements and includes assistance in implementation, customization and integration, post-contract customer support, training and consulting. The ATM maintenance segment is engaged in the maintenance of ATM machines. The ancillary services segment is engaged in the procurement of hardware and software licenses on behalf of customers, in professional services for IT service management, and design, consulting and supplementary technology related services. The procurement of hardware and software is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.
Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.
The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.
Analysis of reportable segments (management information):

	Year Ended December 31, 2006
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Revenues from external customers	$32,901	$2,821	$6,924	$42,646
Segment gross profit	$28,809	$1,614	$5,094	$35,517

	Three Months Ended March 31, 2007
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Revenues from external customers	$5,799	$835	$1,011	$7,645
Segment gross profit	$3,968	$424	$852	$5,244

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)

	Year Ended March 31, 2008
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Revenues from external customers	$55,147	$4,275	$6,494	$65,916
Segment gross profit	$34,009	$2,285	$3,967	$40,261

	Year Ended March 31, 2009
		ATM
	Software	maintenance	Ancillary
	development	services	services	Total

Revenues from external customers	$89,559	$7,655	$9,082	$106,296
Segment gross profit	$63,265	$2,978	$3,636	$69,879
Substantially all of the Company’s long-lived assets are located in the PRC. In addition, substantially all of the Company’s revenues are generated in the PRC.
19)	Discontinuance of Outsourcing Operation
During July 2007, in order to focus on its China software and IT services business, the Company discontinued its outsourcing operations which included LTI and its subsidiaries. The disposal of LTI and its subsidiaries was undertaken by way of a pro rata dividend in kind to the Company’s shareholders, which amounted to $12,194 — equal to the carrying value of the net assets on the dividend date. In addition to the payment of the dividend of $12,194, the Company undertook the following transactions:
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
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
3) Approved the terms of the management and services agreement between LTI and the Company, which took effect upon the closing of the Company’s initial public offering. Under this agreement, the Company provides certain managerial, finance and accounting services to LTI, in return for (1) $15,000 per month for accounting services; (2) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (3) market rates for outsourcing services to be provided by the Company. In addition, LTI will be entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use. During the years ended March 31, 2008 and March 31, 2009, the Company recorded in other services revenue an amount of $125 and $228, which was billed to LTI pursuant to the management and services agreement.
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
As of March 31, 2009, the contingent consideration of 423,665 ordinary shares related to the 48.75% acquisition of LTI and the 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode had expired without any of those shares being earned. In April 2009, LTI distributed all of the 578,973 unearned ordinary shares to its shareholders.
Prior to the Company’s distribution of LTI to the Company’s shareholders, the Company had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise. At March 31, 2008 and March 31, 2009, 416,400 and 154,325 of the options issued to LTI employees were outstanding, respectively.
As a result of the disposal described above, the outsourcing business has been reported as a discontinued operation. There were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at March 31, 2008.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006, THREE MONTHS ENDED MARCH 31, 2007, AND
YEARS ENDED MARCH 31, 2008 AND MARCH 31, 2009
(in U.S. dollar thousands, except share and per share data)
Accordingly, the Company’s consolidated statements of operations separate the discontinued operation for all years presented. Summarized operating results reported as discontinued operations in the accompanying consolidated statements of operations were as follows for the year ended December 31, 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009:

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009

Revenues	$—	$1,006	$4,543	$—
Pre-tax loss from discontinued operations	$(263)	$(259)	$(1,178)	$—
Benefit (provision) for income taxes	$—	$20	$(115)	$—
Loss from discontinued operations, net of taxes	$(263)	$(239)	$(1,293)	$—
20)	Subsequent Events
In April 2009, the Company entered into a definitive agreement to purchase for cash all of the business and certain assets of Sysnet Info-tech Corporation (“Sysnet”), an IT service provider focused on China’s insurance industry, for fixed consideration of RMB126 million ($18.4 million) in cash,of which RMB111 million ($16.2 million) has already been paid. Additional purchase consideration of up to RMB45 million ($6.6 million) in cash is contingent and is based on the achievement of certain financial conditions during the two calendar years ending December 31, 2009 and 2010. The Company is also obligated to pay RMB9.0 million ($1.3 million) in cash to the extent certain Sysnet employees fulfill employment obligations during the two calendar years ending December 31, 2009 and 2010.
The Company completed the acquisition in order to increase its market share in providing IT related services to insurance industry in China. The purchase price was determined in arms’ length negotiations between the Company and Sysnet’s shareholders.
The acquisition will be accounted for as a purchase business combination and the results of operations will be included in the Company’s consolidated financial statements subsequent to the acquisition date. The Company has not completed the allocation of the purchase price.
* * * * * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
BALANCE SHEETS

	March 31,	March 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$12,429	$6,743
Restricted cash	84	—
Amounts due from subsidiaries	105,628	117,232
Amounts due from related parties	—	3
Other current assets	265	261

Total current assets	118,406	124,239

Intangible assets, net	—	2
Investment in subsidiaries	119,001	173,862

Total assets	$237,407	$298,103

Liabilities and shareholders’ equity
Current liabilities:
Amounts due to subsidiaries	$1,828	$1,813
Amounts due to related parties	42	—
Accrued and other current liabilities	647	3,932

Total current liabilities	2,517	5,745

Shareholders’ equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 50,274,126 and 51,036,816 shares issued and outstanding as of March 31, 2008 and 2009, respectively)	$502	$510
Additional paid-in capital	234,771	243,194
Retained earnings/(Accumulated deficit)	(14,021)	29,451
Accumulated other comprehensive income	13,638	19,203

Total shareholders’ equity	234,890	292,358

Total liabilities and shareholders’ equity	$237,407	$298,103

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
STATEMENTS OF OPERATIONS

		Three Months
	Year Ended	Ended
	December 31,	March 31,	Year Ended March 31,
	2006	2007	2008	2009

Revenues:	$—	$—	$125	$228
Cost of revenues:	—	—	—	—

Gross profit	—	—	125	228

Operating expenses:
General and administrative	14,473	1,741	30,871	6,152

Total operating expenses	14,473	1,741	30,871	6,152

Loss from operations	(14,473)	(1,741)	(30,746)	(5,924)

Profit from investment in subsidiaries	22,954	2,509	32,089	49,293
Loss from investment in an associate	(263)	—	—	—
Interest income	90	—	1,584	103

Income before income tax expense	8,308	768	2,927	43,472
Income tax expense	—	—	—	—

Net income	$8,308	$768	$2,927	$43,472

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
STATEMENTS OF CASH FLOWS

		Three Months
	Year Ended	Ended	Year Ended
	December 31,	March 31,	March 31,
	2006	2007	2008	2009
Cash flows from operating activities:
Net income	$8,308	$768	$2,927	$43,472

Adjustments to reconcile net income to net cash provided by operating activities:
Profit from investment in subsidiaries	(22,954)	(2,509)	(32,089)	(49,293)
Loss from investment in an associate recorded in discontinued operation	263	—	—	—
Amortization of intangible assets	—	—	—	1
Share-based compensation	12,883	235	28,188	5,648

Changes in assets and liabilities, net of effects of acquisitions:
Amounts due from subsidiaries	(7,865)	(6,418)	(105,359)	(11,604)
Amounts due from related parties	—	—	—	(3)
Other current assets	481	4	685	4
Amounts due to subsidiaries	—	—	(139)	(15)
Accrued and other current liabilities	958	329	(6,665)	3,282

Net cash used in operating activities	(7,926)	(7,591)	(112,452)	(8,508)

Cash flows from investing activities:
Change in restricted cash	—	—	(84)	84
Investment in an associate	(1,345)	—	—	—
Investment in subsidiary	(6,257)	(2,410)	—	—
Acquisition of subsidiary	(6,026)	—	—	—
Purchase of intangible assets	—	—	—	(3)

Net cash provided by (used in) investing activities	(13,628)	(2,410)	(84)	81

		Three Months
	Year Ended	Ended	Year Ended
	December 31,	March 31,	March 31,
	2006	2007	2008	2009
Cash flows from financing activities:
Dividend paid	—	—	(32,781)	—
Stock options exercised	—	—	478	2,783
Sale of preferred shares, net of issue costs	47,887	—	—	—
Sale of ordinary shares	552	—	146,470	—
Repurchase of ordinary shares	(6,704)	—	—	—
Amounts due to related parties	755	(755)	42	(42)

Net cash provided by (used in) financing activities	42,490	(755)	114,209	2,741

Net increase (decrease) in cash and cash equivalents	20,936	(10,756)	1,673	(5,686)

Cash and cash equivalents, beginning of period	576	21,512	10,756	12,429

Cash and cash equivalents, end of period	$21,512	$10,756	$12,429	$6,743

Supplemental disclosure of non-cash investing and financing activities:
Shareholder subscription receivable	$200	$—	$—	$—
Amounts due to related parties (acquisition of interests in affiliated company)	$155	$—	$—	$—
Acquisition:
Fair value of ordinary shares issued	$2,614	$—	$—	$—
Cash consideration	$6,027	$—	$—	$—
Cash consideration payable	$615	$—	$—	$—

Assets acquired	$9,256	$—	$—	$—

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
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
2. As of March 31, 2008 and 2009, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.
3. For the year ended December 31 2006, three months ended March 31, 2007 and years ended March 31, 2008 and 2009, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

EXHIBIT INDEX
4.31	Addendum to Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited. (filed herewith)

4.32	English Translation of Offshore Asset Transfer Agreement dated April, 1, 2009 between Longtop Financial Technologies (BVI) Limited and Fully Pacific Limited, in connection with the company’s acquisition of Sysnet. (filed herewith)

4.33	English translation of Onshore Share Transfer Agreement dated April 1, 2009 between Longtop Financial Technologies Limited and Zhongqing Chuangyi Investment & Management Co., Ltd., in connection with the company’s acquisition of Sysnet. (filed herewith)

8.1	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2008)

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.