Form 20-F
period 2010-03-31
LONGTOP FINANCIAL TECHNOLOGIES LTD
filed 2010-07-16
CIK 1412494

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-33722

Longtop Financial Technologies Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Flat A, 10/F., Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(Address of principal executive offices)
Derek Palaschuk
Chief Financial Officer
No. 61 Wanghai Road, Xiamen Software Park
Xiamen, Fujian Province
People’s Republic of China
Telephone: 86-592-2396888
Fax: 86-592-2398222
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)

American depositary shares, each representing one ordinary share, par value US$0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 56,231,188 ordinary shares, par value US$0.01 per share as of March 31, 2010.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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

ii

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

iii

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Consolidated Financial Data
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
Our selected consolidated income statement data presented below for the years ended March 31, 2008, 2009 and 2010, and our selected consolidated balance sheet data as of March 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. Our selected consolidated income statement data for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2007 and our selected consolidated balance sheet data as of December 31, 2005 and 2006 and March 31, 2007 and 2008 were derived from our audited consolidated financial statements that are not included in this annual report on Form 20-F. Our selected consolidated income statement data for the three months ended March 31, 2006 were derived from our unaudited consolidated financial statements that are not included in this annual report on Form 20-F and have been prepared on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating result for the period presented. Our consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.
Effective April 1, 2007, we changed our fiscal year from a calendar year to a fiscal year ending March 31. As a result, we prepared audited financial statements for the three months ended March 31, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,		Three Months Ended March 31,		Year Ended March 31,
	2005	2006	2006	2007	2008	2009	2010
	($ in thousands, except share and per share or ADS data)
Consolidated Statement of Operations Data:
Revenues:
Software development	21,394	32,901	4,481	5,799	55,147	89,559	145,200
Other services (1)	3,688	9,745	1,799	1,846	10,769	16,737	23,857

Total revenues	25,082	42,646	6,280	7,645	65,916	106,296	169,057

Cost of revenues:
Software development (2)	1,804	4,092	370	1,831	21,138	26,294	45,880
Other services (2)	1,515	3,037	548	570	4,517	10,123	17,465

Total cost of revenues	3,319	7,129	918	2,401	25,655	36,417	63,345

Gross profit	21,763	35,517	5,362	5,244	40,261	69,879	105,712

Operating expenses (2)	6,522	22,921	10,986	3,614	33,864	25,492	45,150

Income from operations	15,241	12,596	(5,624)	1,630	6,397	44,387	60,562
Net income (loss)	12,540	8,308	(4,070)	768	2,927	43,472	59,091

Net income (loss) per share/ADS:
Basic ordinary share	0.42	0.25	(0.14)	0.02	(0.04)	0.86	1.11
Diluted	0.41	0.22	(0.14)	0.01	(0.04)	0.83	1.07

Shares used in computation of net income (loss) per share:
Basic ordinary share	30,000,000	29,761,901	30,000,000	29,705,267	38,692,405	50,545,151	53,102,841
Diluted	30,420,822	37,874,254	30,000,000	40,326,496	38,692,405	52,368,317	55,174,468
Cash dividends declared per ordinary share	0.03	—	—	—	0.93	—	—

(1) Outsourcing revenue recognized by Longtop international Ltd, which we spun off on July 1, 2007	—	—	—	1,006	4,543	—	—

(2) Includes share-based compensation expenses as follows:
Cost of revenues	—	839	1	3	8,061	1,901	2,882
Operating expenses	37	12,044	7,823	232	20,127	3,747	4,799

	Year Ended December 31,		Three Months Ended March 31,		Year Ended March 31,
	2005	2006	2006	2007	2008	2009	2010

Software development gross profit margins	91.6%	87.6%	91.7%	68.4%	61.7%	70.6%	68.4%
Other services gross profit margins	58.9%	68.8%	69.5%	69.1%	58.1%	39.5%	26.8%
Gross profit margins	86.8%	83.3%	85.4%	68.6%	61.1%	65.7%	62.5%
Income from operations margins	60.8%	29.5%	(89.6%)	21.3%	9.7%	41.8%	35.8%
Net income margins	50.0%	19.5%	(64.8%)	10.0%	4.4%	40.9%	35.0%

	December 31,		March 31,
	2005	2006	2007	2008	2009	2010
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	24,894	81,319	69,920	204,526	238,295	331,889
Accounts receivable, net	9,120	17,294	19,495	21,254	29,861	65,581
Total current assets	40,098	107,047	97,766	239,224	279,974	428,001
Total current liabilities	29,371	31,621	27,689	33,460	44,489	86,823
Total mezzanine equity	—	47,887	47,887	—	—	—
Total equity	23,450	42,426	44,020	234,890	292,358	490,002
Total liabilities, mezzanine equity and equity	52,937	122,426	120,432	270,891	338,473	605,749
Exchange Rate Information
Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at the rates of exchange existing on the balance sheet date for balance sheet data, and using weighted average rates for the applicable periods for statements of operations data. The source of these rates is the China State Administration of Foreign Exchange. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may reduce the value of an investment in our ADSs.”
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or have used or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release. On July 9, 2010, the noon buying rate was RMB 6.7720 to $1.00.
The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of the years indicated, calculated by averaging the noon buying rates on the last day of each month of the years shown.
Average exchange rates of Renminbi per U.S. Dollar

Average
Year ended December 31, 2005	8.1826
Year ended December 31, 2006	7.9579
Year ended March 31, 2008	7.4197
Year ended March 31, 2009	6.8532
Year ended March 31, 2010	6.8268

The table below shows the high and low exchange rate of Renminbi per U.S. dollars for each of the six months from January 2010 to June 2010:
Recent exchange rates of Renminbi per U.S. Dollar
Renminbi per U.S. Dollar Noon Buying Rate

	High	Low
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010	6.8275	6.8229
May 2010	6.8310	6.8245
June 2010	6.8323	6.7815
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
Risks Related to Our Business and Industry
We focus mostly on the financial services industry. Our growth depends on the growth of financial services companies in China and their IT investment. The recent growth of financial services companies in China and their IT investment may not continue, and our revenues may not grow or may even decline. We may be adversely affected by any potential slowdown in China’s economy and the recent global crisis in the financial services and credit markets.
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
The financial services industry is also sensitive to changes in economic conditions and unforeseen events, including political instability, recession, inflation or other adverse occurrences. In the first quarter of the 2009 calendar year, the reported growth rate of China’s gross domestic product decreased to 6.1%, down from growth at a rate of 9.0% for the 2008 calendar year and from a rate of 13% for the 2007 calendar year. Although China’s growth rate for the full 2009 calendar year was 8.7%, the worldwide economy continues to suffer a severe downturn precipitated by a crisis in the financial services and credit markets. We do not believe that our business has been adversely affected to date, but this slowdown in the rate of growth of China’s economy, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house, which could harm our results of operations and business prospects.
We depend on a few clients for a significant portion of our revenues and this dependence is likely to continue. If we fail to obtain business from these key existing clients, our revenues will decline.
Historically we have depended on three (prior to calendar 2006, on two) of the four state-controlled national banks, or Big Four Banks, for the majority of our revenues. In the year ended March 31, 2010, two of our three Big Four Bank customers each accounted for 10% or more of our total revenue and the three Big Four Bank customers collectively accounted for 43% of our revenues, with the largest of these Big Four Banks accounting for 22% of our revenues. We do not have long-term contracts with these banks. We enter into contracts with bank headquarters or branches with independent procurement authority. Each contract is for the provision of solutions or services for the duration of the relevant project or services. We expect that a significant portion of our sales will continue to be generated by a small number of clients.
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

In October 2007, we implemented more stringent criteria for approving IP-related provisions in our client contracts. Since then, overall contracts providing that our clients own the intellectual property rights to customized software solutions developed under these contracts account for less than approximately 35% of all of our customized contracts. However, of those affected contracts: (1) the substantial majority provide that we have the right to own and commercialize any substantial improvements we make to the customized software solutions developed for clients and (2) the balance—where we have no such rights—account for less than approximately 5% of all of our customized contracts. In addition, we seek to limit those contracts where we do not have those commercialization rights to improvements made by us to (x) new phases for pre-existing projects, where it is commercially difficult to change pre-existing contractual terms, and (y) projects where we view the technology involved as unlikely to be used for future customized or standardized solutions.
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
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. As of March 31, 2010, we had four pending patent applications in China. A patent filing may not result in an issued patent and an issued patent may not sufficiently protect our intellectual property rights. Furthermore, our current lack of patent protection may prevent us from being able to stop any unauthorized use of our software inventions or other intellectual property. To protect our trade secrets and other proprietary information, employees, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide meaningful protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

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
Revenues from sales of our standardized software constituted 32.7%, 31.5% and 30.8% of our total software development revenues for the fiscal years ended March 31, 2008, 2009 and 2010, respectively, representing a substantial portion of our total revenues. Almost all of our software development cost of revenue relates to our customized software solutions. We may fail to develop standardized solutions as expected and the development cycle of our standardized software can be unpredictable. If we experience a change in the sales levels for our standardized software solutions, due to delays in the development process for a significant number of standardized solutions or otherwise, our revenues and gross profit could be materially and adversely affected as a result.
The software and IT-related services market for financial institutions in China is highly competitive, and we may fail to compete successfully, thereby resulting in loss of clients and decline in our revenues and profit margins.
The software and IT-related services market for financial institutions in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. Our most significant competition comes from the in-house IT departments of our customers. We also face competition from well-funded international platform providers, such as Accenture and IBM, domestic IT solution providers for the financial services industry, such as Digital China Holdings Limited, Yucheng Technologies Limited, Global InfoTech Group, Sinosoft, and other targeted solutions providers in certain market segments in which we operate. We expect competition to increase as additional domestic and international companies seek to meet the IT requirements of financial institutions in China. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.
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

We are relatively new to providing IT services and solutions to the insurance industry in China and we may face challenges with respect to our recent insurance-related acquisition.
We are relatively new to providing IT services and solutions to the insurance industry in China. Our knowledge and experience in the banking industry may not be transferable to the insurance and corporate areas. If we do not possess or if we fail to develop the required expertise in these new areas, our growth may be adversely affected. Effective in the quarter ended June 30, 2009, we acquired control of Sysnet Data Co. Limited and its subsidiary, Sysnet Info-tech Corporation (collectively, “Sysnet”), an IT services provider focused on China’s insurance industry, first acquiring the assets of the Sysnet business and, subsequently, agreeing to acquire for no additional consideration the Sysnet shares. We may face potential challenges with respect to this acquisition, which could harm our efforts to address the insurance market. Because 60% of the Sysnet shares were owned by a state-owned enterprise, or SOE, the transfer of Sysnet’s assets and the subsequent transfer of the SOE’s Sysnet shares may be subject to certain PRC laws governing the transfer of state-owned assets. The SOE has the obligation to obtain all required approvals and otherwise comply with specified statutory procedures before disposing of its assets, including a statutory valuation of the transferred assets. We had no control over or involvement with certain of the requisite approvals or compliance with the statutory procedures and were not legally responsible for doing so. Although the amount we paid for the Sysnet assets exceeded the statutory valuation obtained by the SOE, it nevertheless is possible that our acquisition of the Sysnet business did not fully comply with or was not permitted under applicable PRC law. The likely consequences to us under PRC law for any such noncompliance by the SOE are uncertain.
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
We may be unsuccessful in identifying, acquiring and integrating suitable acquisition candidates, which could adversely affect our growth.
Historically, we have added new solutions or services, acquired additional clients and entered new markets through acquisitions, and we expect that acquisitions will contribute to our future growth. Recently, we have made larger acquisitions such as Sysnet and Beijing Giantstone Information Technology Co., Limited (“Giantstone”), We may be unable, however, to identify suitable future acquisition candidates. Even if we identify suitable candidates, we may be unable to complete an acquisition on terms commercially acceptable to us or to obtain necessary regulatory approvals. We may also be unable to timely deploy our existing cash balances to effect a potential acquisition, as use of cash balances located onshore in China may require specific governmental approvals or result in withholding and other tax payments. Realizing the benefits of any acquisition also requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:
•	integrating operations, services and personnel in a timely and efficient manner;
•	unforeseen or hidden liabilities;
•	generating sufficient revenue and net income to offset acquisition costs;
•	potential loss of, or harm to, employee or customer relationships;

•	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;
•	retaining key senior management and key sales and marketing and research and development personnel;
•	potential incompatibility of solutions, services and technology or corporate cultures;
•	consolidating and rationalizing corporate, information technology and administrative infrastructures;
•	integrating and documenting processes and controls that conform with the requirements of the Sarbanes-Oxley Act of 2002; and
•	increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire any company or business with facilities or operations outside of China.
If we fail to identify appropriate candidates, complete desired acquisitions or successfully integrate acquisitions, we may be unable to implement our growth strategies effectively or efficiently. In addition, our management’s attention may be diverted by the acquisition and integration process, making it more difficult for our management to effectively manage our operations. As a result, our earnings, revenue growth and business could be negatively affected.
We do not hold all of the permits or licenses that are required under PRC laws for the businesses that we are conducting or propose to conduct.
Under the Regulation on Telecommunications of the People’s Republic of China and the Regulation on Internet Information Service of the People’s Republic of China, both of which were promulgated by China’s State Council in September 2005, a PRC company engaged in the provision of online value-added telecommunication services is required to obtain some certificates for Value-added Telecommunications Business from the Ministry of Industry and Information Technology, or MIIT, or its relevant local branch. Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.), or Longtop Online, our variable interest entity, or VIE, and its subsidiaries, which provide Internet information services, Internet data center, mail hosting, web hosting, domain name registration and certain other online hosting services (which are regarded as a kind of online value-added telecommunication service) in more than one province in China, have not yet obtained an inter-provincial Certificate for Value-added Telecommunications Business covering all of these services or properly completed the requisite registration and filing formalities with the MIIT. The failure of Longtop Online and its subsidiaries to obtain this certificate or to complete the relevant registration and filing formalities with the MIIT could lead to administrative fines or an order to discontinue the operation of these entities, both of which could have an adverse effect on Longtop Online’s business and operations.
The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China.
Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in the case of some of our completed acquisitions of offshore entities (or their assets) that conducted their PRC operations through their affiliates in China, we cannot assure you that the PRC tax authorities will not require us to pay additional taxes in relation to such acquisitions, in particular where the PRC tax authorities take the view that the previous taxable income of the PRC affiliates of the acquired offshore entities needs to be adjusted and additional taxes be paid. This could come in the form of a re-characterization of the transaction for tax purposes, a claim for withholding or other exposure. Furthermore, in the event that the sellers failed to pay any taxes required under PRC law in connection with these transactions, the PRC tax authorities might require us to pay the tax, together with late-payment interest and penalties.

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
With our system integration services, we assist clients with the procurement and installation of hardware and software which best meets their system requirements. We assist our clients in managing the equipment manufacturers, obtaining bids and proposals on their behalf, negotiating terms and where required monitoring the installation and testing, which is normally provided by the manufacturers. In some contracts, we may also provide financing to our clients. Where warranty is required, we obtain, on behalf of our clients, manufacturers’ warranties and support for the third party hardware and software. On behalf of our clients we procure equipment from major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, Hewlett Packard, IBM, Microsoft, Nortel and Oracle.
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
We currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods, typhoons or any acts of terrorism occur in Beijing or Xiamen, where our PRC head offices are located and most of our employees are based, or elsewhere in China, we might suffer not only significant property damages, but also loss of revenues due to interruptions in our business operations, which could have a material adverse effect on our business, operating results or financial condition. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.
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
Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Hiu Kung Ka (Mr. Ka is also referred to as Xiaogong Jia, which is a transliteration of the Mandarin Chinese version of his name), our chairman of the board of directors, Wai Chau Lin (Mr. Lin is also referred to as Weizhou Lian, which is a transliteration of the Mandarin Chinese version of his name), our chief executive officer, Derek Palaschuk, our chief financial officer, Zhao Wei, our senior vice president of sales, and Wei Dong, our senior vice president of Solution Center. If one or more of our management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially adversely affected, and we may incur additional expenses to recruit, train and retain personnel.
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
The PRC government has provided various incentives to domestic companies in the software industry in order to encourage development of the software industry in China. A number of our PRC subsidiaries currently receive rebates, business tax exemptions and are eligible for government incentives in the form of reduced enterprise income tax as described below. For some of our software solutions, we are entitled to receive a 14% refund on the total VAT payable of 17% if we have registered the copyright for these solutions and met government authorities’ requirements. In addition, we are currently exempted from business tax for revenues generated from technology development, transfer and related consulting services. We receive these government incentives because our PRC subsidiaries are software companies in China, our PRC operations office is located in Xiamen or our services fall into specified categories. The PRC government authorities may reduce or eliminate these incentives at any time in the future. Additionally, in order to continue to qualify for some of these incentives, we are required to meet stringent requirements on our gross revenues.
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
While certain of our subsidiaries, including our primary operating subsidiary, Longtop System (China) Limited (formerly Xiamen Longtop System Co., Ltd.), or Longtop System, have qualified for preferential tax rates under the Corporate Income Tax Law as “high and new technology enterprises” at a rate of 15% and Longtop System has been designated as a “key software enterprise” and therefore taxed at a further reduced rate of 10% for the calendar years ended December 31, 2007, 2008 and 2009, the preferential treatment for high and new technology enterprises will be subject to review every three years and the preferential treatment for the key software enterprises will be subject to review annually by the relevant PRC government authorities, and we cannot assure you that they will continue to so qualify in future periods, or that such designation will be available for any of our other subsidiaries. If any of our PRC subsidiaries fails to qualify for preferential tax rates, our income tax expenses will increase, which could have a material adverse effect on our net income and results of operations.
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
Under the Corporate Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10%, or a lower rate if tax treaty benefits are available, is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax or a lower rate if tax treaty benefits are available, if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise,” dividends distributed from our PRC subsidiaries to our Hong Kong company and ultimately to our Cayman Islands company may qualify as “tax-exempted income” under the Corporate Income Tax Law and its implementation Rules. However, we cannot assure you that such dividends will not be subject to withholding tax as the PRC foreign exchange control authorities and taxation authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittance to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2010, we have not recorded any withholding tax on the retained earnings of our foreign invested enterprises in China.
If we are required under the Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.
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

Gifts to our employees of ordinary shares beneficially owned by Hiu Kung Ka, our co-founder and chairman of our board of directors, may result in material share-based compensation expenses which may create a material loss under US GAAP for the year ending March 31, 2011.
On June 1, 2010, Bloomwell International Limited (or Bloomwell), which is wholly owned by Hiu Kung Ka, our co-founder and chairman of our board of directors, transferred 3,000,000 ordinary shares of the Company to a nominee of Power Extra (PTC) Limited, a British Virgin Islands corporation (“Power Extra”) that is the sole trustee of The Sunshine Trust (the “Trust”). The Trust was established for the purpose of holding and gifting a portion of these ordinary shares to persons including employees of the Company, who are or shall become beneficiaries of the Trust. The board of directors of Power Extra consists of three of the Company’s employees who administer the Trust at the direction of the Company’s Chairman. Because Mr. Ka is considered a principal shareholder of our Company, for U.S. GAAP reporting purposes we record the value of the shares given to current employees as share-based compensation expense. As a result of the gifts expected to be made by the Trust, the Company expects to record share-based compensation expense during the year ending March 31, 2011 equal to the fair value on the date the gift is made which may cause a material quarterly net loss for the quarter or quarters in which the gifts are made and may cause a material loss under US GAAP for the year ending March 31, 2011. Any future gifts of shares of our company by Mr. Ka may result in additional material share-based compensation expense, which could create net losses and significant declines in our margins.
We have granted, and may continue to grant, stock options and restricted share units under our share incentive plan, resulting in increased share-based compensation expenses and, therefore, reduced net income.
We adopted a share incentive plan in 2005 and for the fiscal year ended March 31, 2010 recorded $7.7 million as share-based compensation expenses. We are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options and restricted share units under our share incentive plan. However, if we do not grant stock options or restricted share units or reduce the number of stock options and restricted share units that we grant, we may not be able to attract and retain key personnel. If we grant more stock options and restricted share units to attract and retain key personnel, the expenses associated with share-based compensation will reduce our net income.
Asset impairment reviews may result in future write-downs.
Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology and monetize customer-related intangibles. If those assumptions change in the future, when we conduct our periodic reviews in accordance with applicable accounting standards we may be required to record impairment charges. During the year ended March 31, 2010, we recorded impairment losses of $2.5 million on certain intangible assets and $2.0 million on goodwill in our Other Services business segment relating to a business acquired in fiscal 2009. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

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
In addition, under the Interim Provisions on Domestic Investment of Foreign-Invested Enterprises, or Domestic Investment Rules, promulgated by the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce, foreign-invested enterprises investing in and establishing PRC companies are required to file a number of documents relating to such establishment with the relevant governmental approving authority. Longtop System and Xiamen Longtop Financial Technology Management Co., Ltd., or XLM, two of our wholly foreign owned enterprises in Xiamen, China that have established PRC companies, contacted the Xiamen Foreign Investment Bureau, the relevant governmental approving authority in Xiamen regarding the filing of the relevant investment documents as required under the Domestic Investment Rules. However, the Xiamen Foreign Investment Bureau has not begun to accept applications under the Domestic Investment Rules, because implementation rules detailing the filing and approval procedures have not yet been issued. Notwithstanding that Longtop System and XLM have not been able to file completed applications because the Xiamen Foreign Investment Bureau has not begun to accept applications, it is possible that Longtop System and XLM could be found not to have completed the required filings under the Domestic Investment Rules and as a consequence be subject to administrative fines, which may disrupt our business and operations.

We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.
We are a holding company and conduct substantially all of our business through our operating subsidiaries, which are limited liability companies established in China. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our Chinese subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to their general reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, they are required to allocate a portion of their after-tax profit to their staff welfare and bonus fund and enterprise expansion fund at the discretion of their respective boards of directors. Moreover, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
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
Under the applicable PRC laws, rules and regulations, arrangements and transactions among related parties, such as XLM and Longtop Online, may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, to our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of transaction structures such as ours. The relevant tax authorities may determine that our contractual relationship with Longtop Online and its shareholders was not entered into on an arm’s length basis or that our transactions with Longtop Online have resulted in an impermissible reduction in taxes under PRC law, in which case the PRC tax authorities may adjust the profits and losses of Longtop Online resulting in additional taxes being due. In addition, the PRC tax authorities may impose late payment surcharges and other penalties on Longtop Online for underpaid taxes. Our net income may be adversely affected if Longtop Online’s tax liabilities increase or if it is found to be subject to late payment surcharges or other penalties.
Fluctuation in the value of the Renminbi may reduce the value of an investment in our ADSs.
The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. In 2006, 2007, 2008 and 2009, the Renminbi appreciated against the U.S. dollar by approximately 3.4%, 7.0%, 6.9% and 0.1%, respectively. Nonetheless, there remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Since our reporting currency is the U.S. dollar while the functional currency of our operating entities in China is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar may cause our financial results reported in U.S. dollar terms to deviate from our actual financial condition and results of operations. The appreciation of the Renminbi against the U.S. dollar contributed to the increase in our net revenues reported in U.S. dollar terms in both fiscal 2008 and fiscal 2009. Fluctuations in the exchange rate would also affect the relative value of any dividend we might pay in the future, which would be paid in U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we might make in the future.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.
We are subject to the United States Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies, such as us, whose securities are listed in the United States, from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The U.S. Department of Justice and the U.S. Securities and Exchange Commission, which have responsibility for enforcement of the FCPA, both consider employees of state-owned entereprises, such as the Big Four Banks, to be “foreign officials” for FCPA purposes. Non-U.S. companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in China. Our employees or other agents may engage in such conduct, for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences, including adverse publicity and damage to our reputation.
Failure to comply with the Employment Contract Law of the PRC could subject us to penalties and other adverse consequences.
The PRC National People’s Congress promulgated the Employment Contract Law, or the ECL, which became effective on January 1, 2008. The ECL imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Due to its limited history and the lack of clear implementation rules, it is uncertain how the ECL will impact our current employment practices. It is possible that our employment practices violate, or will violate, the ECL, and that we could be subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations.
In addition, as of March 31, 2010, 3,413 of our total 4,258 employees were contracted through third-party human resources companies of which 3,235 were contracted through Xiamen Longtop Human Resources Service Co., Ltd., or XLHRS, which is unrelated to us. The third-party human resources companies, including XLHRS, are responsible for managing, among other things, payrolls, social insurance contributions and local residency permits of these contracted employees. We may not be able to continue this under the ECL, which could force us to adopt a different practice and result in an increase in our human resources administration expenses, increase the risk of fines and penalties from the labor administration authorities and increase the risk of litigation from these contracted staff if they were contracted directly by Longtop. Furthermore, if we could no longer work with XLHRS because of any contractual disputes between XLHRS and us or for any other reason, we would be required to find another vendor which could increase our expenses.
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
SAFE issued a public notice in October 2005 requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of Circular 75, the SAFE issued Circular 124 and Circular 106 on November 24, 2005 and May 29, 2007, respectively. Under Circular 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Some of our PRC resident beneficial owners may have not registered with the local SAFE branch as required under SAFE regulations. The failure or inability of these PRC resident beneficial owners to comply with the applicable SAFE registration requirements may subject these beneficial owners or us to fines, legal sanctions and restrictions described above.
On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants. Any failure to comply with the relevant registration procedures may affect the effectiveness of our employee stock ownership plans or share option plans and subject the plan participants, the companies offering the plans or the relevant intermediaries, as the case may be, to penalties under the PRC foreign exchange regime. These penalties may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends.
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
Future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs and make it difficult for us to raise capital.
All of the ADSs that were sold by us in our initial public offering in 2007 and in our follow-on offering in 2009, as well as any ADSs that have been sold publicly by shareholders who held ordinary shares or rights to acquire ordinary shares prior to our initial public offering or who acquired shares pursuant to our 2005 Long Term Incentive Plan or from Well Active, are tradable without additional registration under the Securities Act of 1933. Substantial additional numbers of ordinary shares held by such shareholders, including our Chairman and our chief executive officer, could be sold in the form of ADSs to the public in the future. Approximately 16.9 million shares are held directly or indirectly by our Chairman or our chief executive officer as of June 21, 2010, and approximately 3,673,660 shares remain eligible for issuance under our 2005 Long Term Incentive Plan as of March 31, 2010.
Sales of additional ADSs into the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Such sales also could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Our stockholders may experience substantial dilution if we raise additional funds through the sale of equity securities to finance future acquisitions or for other corporate purposes. The issuance of a large number of additional ADSs in an equity financing transaction could result in additional dilution to our shareholders and cause a decline in the market price of our ADSs due to the sale of a large number of shares of our ADSs in the public market, or the perception that such sales could occur. The risk of dilution and the resulting downward pressure on the market price of our ADSs could also encourage investors to engage in short sales of our ADSs. By increasing the number of ADS offered for sale, material amounts of short selling could further contribute to progressive price declines in our ADSs.
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
We do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2010, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending March 31, 2011. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, whether we are a PFIC is determined annually (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending March 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend cash that we raised in our initial public offering in October 2007 and our follow-on public offering in November 2009. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
A small number of shareholders, including Hiu Kung Ka, our co-founder and chairman of our board of directors and Wai Chau Lin, our co-founder and chief executive officer, as at May 31, 2010 beneficially owned approximately 30% of our outstanding share capital. As a result, these shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our controlling shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

We currently do not intend to follow the New York Stock Exchange requirements that a majority of our directors consist of independent directors or that we implement a nominating committee. This may afford less protection to our holders of ordinary shares and ADSs.
Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a board of directors with a majority of independent directors and a nominating committee. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating committee. Since a majority of our board of directors will not consist of independent directors and we will not have a separate nominating committee to identify individuals qualified to become board or committee members or set corporate governance guidelines as long as we rely on the foreign private issuer exemption, there will be fewer board members exercising independent judgment and the level of board oversight on the management of our company may decrease as result. The board members who are not independent may cause a merger, consolidation or change of control transactions without the consent of the independent directors, which may lead to a conflict of interest with the interest of holders of our ordinary shares and ADSs.
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
Item 4. Information on the Company
History and Development of the Company
Longtop Financial Technologies Limited, which is a Cayman Islands company, was originally organized in the British Virgin Islands, on October 18, 2000, under the name Latest New Technology Limited, which was subsequently changed to Longtop Financial Technologies Limited (“Longtop BVI”). Effective September 5, 2007, Longtop BVI became a wholly-owned subsidiary of Longtop, and the former shareholders of Longtop BVI became the sole shareholders of Longtop, in the same proportions, and holding the same classes of shares, as they had held of the equity share capital of Longtop BVI.
On October 25, 2007, we completed the listing on the New York Stock Exchange of ADSs representing ordinary shares offered in our initial public offering, which closed on October 29, 2007.
On November 23, 2009, we completed a follow-on public offering of ADSs representing ordinary shares. We received aggregate net proceeds from the follow-on offering of approximately $126.6 million, after deducting underwriting discounts and commissions, but before deducting offering expenses paid by us.
Our principal executive offices are at Flat A, 10/F., Block 8, City Garden, 233 Electric Road, North Point, Hong Kong and our China operations’ principal office is located at No. 61 Wanghai Road, Xiamen Software Park, Xiamen, 361005, People’s Republic of China. Our telephone number is: +86-592-2396888. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 4th Floor, 400 Madison Avenue, New York, New York 10017.

Business Overview
We are a leading provider of software and information technology, or IT, services targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China. Our software solutions may be broadly classified into four categories: channel, business, management and business intelligence, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide other services, such as ATM maintenance, system integration and other IT and technology related services, to our clients.
Our clients are primarily the leading banks and insurance companies in China. We have extensive client relationships with three of the largest state-controlled national banks, or Big Four Banks, namely China Construction Bank, Agricultural Bank of China and Bank of China. We also provide services to most of the 13 national commercial banks, China Postal Savings Bank, leading city commercial banks and insurance companies in China. More recently, we have also provided services to four of the five largest life insurance companies including China Life Insurance and three of the four largest property insurance companies in China including The People’s Insurance Company (Group) of China Limited, or PICC.
We offer select software solutions in the following broadly defined categories: channel-related solutions, business-related solutions, management-related solutions, business intelligence solutions, and other value-added solutions, covering major categories of information technology requirements for financial institutions in China.
We operate six delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin, three research centers located in Xiamen, Shanghai and Guangzhou and 95 ATM service centers located in 27 out of 31 provinces in China. We have sales offices in Xiamen, Beijing, Shanghai and Guangzhou. As of March 31, 2010, we had 4,258 employees in China.
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
Strategic Acquisitions and Alliances
Through strategic acquisitions and alliances, we seek to add development and service capabilities, broaden the scope of our offerings and expand our client base. We have made several acquisitions of complementary business, all of which are located in China, and entered into strategic alliances. Our acquisitions include the following:
•	In 2006, we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, an integration services provider located in Beijing.
•	In 2007, we acquired the business of FEnet Co., Ltd., or FEnet, a business intelligence software developer.
•	In May 2008, we acquired Huayuchang Co-Founder and Technology Company, or Huayuchang Tongchuang, to expand our ATM maintenance services to banks in China.
•	In July and September 2008, we acquired control, through variable interest entities, of two companies that provide domain name sales and online hosting services.
•	In July 2008, we acquired the business of Precision Hightech Company Ltd, or Puji, which provides core banking software products and solutions to other banks in China.
•	In February 2009, we acquired Beijing Jactus Ruanbo Software and Technology Co., Ltd., or Jactus, a leading third-party testing company focused on China’s financial services industry.

•	In May 2009, we acquired Sysnet Info-tech Corporation, or Sysnet, an IT service provider focused on China’s insurance industry.
•	In January 2010, we acquired Giantstone Information and Technology Ltd., or Giantstone, a leading core banking solution provider in China.
•	In April 2010, we acquired the China IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Shenzhen Zhongbo, which provides outsourcing services to the Huawei Group in China.
•	In June 2010, we acquired the businesses of Beijing iBoss Consulting and Technologies Co., Ltd., or Beijing iBoss, and Expert Prospect Limited, IT service providers focused on delivering risk management services to China’s banking and insurance industry.
We also seek to form strategic alliances to expand our business. One example of the type of strategic alliances we seek is our arrangement with S1 Corporation, a U.S. based software company, whereby we are assisting S1 in the implementation of S1’s branch platform at one of Thailand’s largest banks. This is our first significant contract outside of China, as we are providing services in Thailand as well as from our China delivery centers. Another example is our arrangement with SunGard Kingstar Data System (China) Co., Ltd., a subsidiary of SunGard Data Systems Inc., a U.S. financial and information technology services company, to distribute some SunGard products and provide related implementation and support services for those products to financial institutions in China.
Our Competitive Strengths
We believe the following strengths differentiate us from our competitors and enable us to attain a leadership position in the financial services IT market in China.
Market leader with extensive financial services expertise. Since inception, we have focused on the financial services industry and have fourteen years of experience navigating the complex and rapidly changing financial services environment in China. We believe our recognition as a market leader, our deep industry knowledge, our consistent focus on the financial services industry and our broad solution and service offerings combine to provide us a unique advantage over competitors that lack our market focus, industry expertise or sizable range of solutions and services.
Comprehensive solution and service offerings. We offer a broad range of customized and standardized software solutions addressing major categories of information technology needs of financial institutions in China. We offer consulting, implementation and customer support services related to our software solutions to our clients. We additionally offer system integration, IT system management and ATM maintenance services. Our broad solution and services offerings provide us with multiple access points to engage our clients and build long-term relationships over the various stages of their information system development. We believe this in turn generates valuable opportunities to cross-sell our other solutions and services.
Established relationships with leading financial institutions in China. We count among our clients three of the Big Four Banks, most of the 13 national commercial banks and four of the five major life insurance companies in China. Our relationships with market leaders in the Chinese financial services industry provide us with a reputation, industry knowledge, operational expertise and credibility that we can leverage in marketing to other market participants. These relationships also afford us opportunities to work on cutting-edge solutions that we can subsequently adapt for broader commercialization. As our clients generally prefer to maintain continuity and compatibility among their various systems, we believe our existing relationships favorably position us for selection to address our clients’ future IT needs. We further believe that our continued client relationships allow us to build client trust, anticipate their information technology needs and allow us to better direct our research and development efforts and effectively market to them our solutions and services.
Strong solution and service development capability. Our solution development efforts are led by our senior management, most of whom have computer science, mathematics or engineering backgrounds. Our engineers work primarily in our six solution delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin. In fiscal 2010, our software development has reached the fifth and highest level of certification under CMMI, the de facto standard for software integration and development capabilities. Our quality control process is ISO 9001 certified. We use a component-based approach in the software development process that enables us to redeploy relevant modules for future solutions or to repackage them as stand-alone standardized solutions.

The primary goal of our research efforts is to develop solutions that may be strategically implemented and commercialized. As an investment in our long-term growth, we fund and operate three research centers that focus on the core technologies underlying our software solutions and solution protocols, with 279 engineers dedicated to the research conducted by the centers. We have recently developed a treasury management solution and an asset management system for large, state-owned enterprises, as well as a number of business intelligence applications and operational risk management solutions. We believe that our commitment to research and development and our focus on commercializing our research results will further enhance our competitive edge in the market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.
Scalable, nationwide delivery and service platform. We operate six delivery centers located in Xiamen, Beijing, Shanghai, Chengdu, Guangzhou and Tianjin and 95 centers primarily for ATM services throughout 27 provinces in China. Our nationwide delivery and service platform allows us to tap into local talent pools, manage development and service costs, shorten service response time and build closer relationships with clients locally. At the same time, our closely integrated delivery and service centers allow us to leverage a multitude of talent within our entire network and build development and service teams across regions based on the combination of skills demanded by a particular project.
Proven management with successful track record. Our senior management team consists of computer scientists and engineers with extensive management experience in the IT industry. Our management team brings us complementary skills in the areas of software development and services, operations, finance, and sales and marketing. Under the leadership of our senior management team, we have substantially expanded our operations and solution lines, and achieved significant revenue growth.
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
Pursue acquisitions and alliances that fit with our core competencies and growth strategy. The current financial services software solution and IT services market is fragmented, presenting consolidation opportunities. We have completed multiple acquisitions in recent years, and we intend to selectively pursue additional acquisitions to access new sectors or new clients, expand our solution and service offerings and/or strengthen our market leadership position. We may also seek overseas acquisitions in the financial services IT market. Furthermore, we plan to continue forging strategic alliances with complementary businesses and technologies.
Our Solutions and Services
We design and develop software solutions and provide support and maintenance services primarily targeting the financial services industry in China.
Software Development
We have over ten years of experience developing software for banks and other financial institutions in China. Since 2004, revenues from software development have consistently accounted for a substantial majority of our total revenues contributing 83.7%, 84.3% and 85.9% to our revenues for the years ended March 31, 2008, 2009 and 2010, respectively. Our software development operation consists of the following:
•	Custom-designed software development. We provide custom-designed software solutions to address a comprehensive range of financial institution IT needs. Our development team consults with clients and works independently or with a client team to translate their business needs into software protocols and, after repeated testing, into workable solutions. Our project management team oversees and ensures the quality of the entire development process. On average, it takes approximately six months to complete a customized software project from design to implementation. We also provide software testing services and business intelligence and risk management consulting services. Custom-designed software development accounted for approximately 58.3%, 65.1% and 64.2% of our revenues from software development for the years ended March 31, 2008, 2009 and 2010, respectively.
•	Standardized software development. We leverage our customized software development efforts, including related platforms, modules, or elements, and our internal research and development efforts, to develop standardized solutions. We have successfully marketed these solutions to financial institutions of varying sizes and needs. Typically, it takes one to two months to implement our standardized software solutions. Sales of our standardized software solutions accounted for 32.7%, 31.5% and 30.8% of our revenues for software development for the years ended March 31, 2008, 2009 and 2010, respectively.
•	Software maintenance. In addition to our standard twelve-month post-contract customer support, or PCS covering maintenance and bug-fixing for any software solution defects, we offer fee-based, stand-alone maintenance contracts that are typically for a duration of twelve months. Our revenues from these stand-alone maintenance services accounted for 9.0%, 3.4% and 5.0% of our revenues from software development for the years ended March 31, 2008, 2009 and 2010, respectively.

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
Core banking implementation

Management-Related Solutions	Enterprise resources management
Credit and risk management
Office automation
Human Resource Management
Regulatory Reporting and Compliance

Business Intelligence	Decision support system
Enterprise data warehouse
Operational data storage (ODS)
Data mining
Analytical CRM
Reporting
Enterprise Customer Information Facility
(ECIF)
Channel-Related Solutions
Revenues from our channel-related solutions constituted approximately 15.9%, 12.1% and 9.5% of our software development revenues for the years ended March 31, 2008, 2009 and 2010, respectively. These solutions enable banks to service their customers through a combination of ATMs, traditional bank tellers, online banking and CRM. According to International Data Corporation, or IDC, an independent market research company, in 2008 we ranked number 3 in channel solutions in China as measured by market share.
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
Business-Related Solutions
Our business-related solutions constituted approximately 20.6%, 16.4% and 15.3% of our software development revenues for the year ended March 31, 2008, 2009 and 2010, respectively. Historically our strength in this service category is in payment and settlement system solutions, which include solutions for international trade finance system, SWIFT (payment and settlement), and factoring. As the level of automation and interface increases between payment and settlement systems, we expect greater demand for our scalable software solutions for this segment of the market. We are also competitive in the area of intermediary business solutions. In January 2010, in order to expand our solution offerings to include core banking, we completed the acquisition of Giantstone, which is currently undertaking the core banking implementation for a joint stock bank in China.

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
Management-Related Solutions
Our management-related solutions constituted approximately 34.0%, 40.4% and 38.4% of our software development revenues for the years ended March 31, 2008, 2009 and 2010, respectively. According to IDC, in 2008 we ranked number one in management solutions in China as measured by market share.
As bank functions and systems grow, there is an increasing demand for tools to effectively manage their internal operations and centralize their management. These tools include solutions for enterprise resource management and credit/risk management. These include credit management solutions that assist banks in managing, and minimizing risk associated with a broad range of loan solutions, including commercial loans, housing loans and personal loans. We also offer other management solutions such as office automation, human resource management and regulatory reporting and compliance management.
An example of management-related solutions is our implementation of a centralized customer information database for a large national bank. The database contains several hundred million pieces of customer and account information. Our solution enhanced our client’s ability to share customer information across business departments and its customer management capabilities.
Business Intelligence Solutions
Our business intelligence solutions constituted approximately 27.8%, 30.8% and 36.6% of our software development revenues for the years ended March 31, 2008, 2009 and 2010, respectively. According to IDC, in 2008 we ranked first in business intelligence solutions in China as measured by market share. Demand for business intelligence solutions has increased in recent years due to our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business. There was strong demand from both Big Four Banks, Other Banks and Insurance customers for our Business Intelligence solutions, where we are one of the strongest service providers in China for these solutions.
An example of our business intelligence solutions is our business intelligence platform software, which allows our clients to analyze real-time data using different arrays of variables.
Other Services
We also offer other services to address IT needs unrelated to software development. Revenues from these services accounted for 16.3%, 15.7% and 14.1% of our revenues for the years ended March 31, 2008, 2009 and 2010, respectively. Our other service revenues for financial reporting purposes are divided into two segments: ATM maintenance services and ancillary services. Ancillary services include system integration services and miscellaneous services such as consulting, IT system management and other supplementary technology-related services.
•	ATM maintenance services. We provide ATM maintenance and support services to banks. Our contracts are usually for one-year terms with annual renewal options. As of March 31, 2010, we were under contracts to maintain and support approximately 13,300 ATMs. We service all major brands of ATMs, including those manufactured by Diebold, Fujitsu, NCR, Nixdorf and Wincor.

•	System integration services. We have since inception provided integration services to our clients to assist them in the procurement and installation of hardware and software that best meet their system requirements. Our tasks include providing consulting services to clients to assess their system requirements, management of supplier relationships and bidding processes, contract negotiations and testing and acceptance of third party software and hardware. We sometimes provide accounts receivable financing as a value-added service to our clients. We have technical certifications to install and implement third-party products from many major international technology companies, including BEA, BMC, Cisco, Dell, Diebold, EMC, Hewlett-Packard, IBM, Microsoft, Nortel and Oracle.
•	Miscellaneous services. In response to our clients’ needs to centralize the management of their support and core business functions, in 2004 we began to offer information technology service management, or ITSM, of our clients’ information technology infrastructures. We work closely with our clients on systems development, testing and after-sales systems maintenance. Through our ITSM services, we offer our clients value-added consulting services regarding configuration and system change management, security management, crisis management and information technology asset management. We also offer various consulting and supplementary technology-related services.
Project Management
Software Development and Testing
The development cycle of our custom-designed software typically involves the following steps:
•	Assessing client’s needs. We first consult with the client to determine the client’s business needs and prepare a needs analysis report.
•	Converting needs into an overall design. The development department then translates the client’s needs into a design concept built on our existing technology platforms. The testing department meanwhile prepares a system testing plan.
•	Preparing a detailed design. The initial conceptual design and testing plans are then expanded into more detailed designs and testing procedures.
•	Writing program code. Our development department next writes the initial program code.
•	Software implementation and testing. The development and testing departments work together to test the software and prepare a system inspection report.
•	System maintenance. After the software development is completed, our development and testing departments stay involved to improve on the solution, provide needed customer support and correct any design defects. We provide one year of maintenance with our development contracts.
We manage our development costs through budgeting and cost controls throughout the development process. We realize further efficiencies and cost-savings by using an interactive development method and component-based platform. Our component-based platform uses fully tested and optimized packages and libraries and various management tools to increase efficiency during the software development process by reusing code.
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

We also follow a set of quality control procedures and software development protocols in our development processes. As a result of our extensive control mechanisms and our strict compliance, we received ISO 9001:2000 certification in July 2003 and ISO 27001 in March 2008 In addition, we obtained level three certification of CMMI for our software development in December 2004, level four certification of CMMI in December 2006 and level five certification of CMMI in March 2010.
Sales and Marketing
We rely on our own sales force to market and sell our solutions and services nationwide. We do not rely on any third party distributors to sell our product. As of March 31, 2010, we had 437 sales and marketing staff based in Xiamen, Beijing, Shanghai and Guangzhou. We also maintain dedicated sales teams for large clients and have been adding product sales teams for specific solutions. Our sales staff receive a significant portion of their compensation from performance-based bonuses and some of our senior sales staff have received equity grants under our 2005 share incentive plan.
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
Our clients’ procurement processes vary by client and nature of the project. Our customers generally plan and budget their information technology needs for any given year by the end of the previous year. Key software solutions are centrally planned and procured by headquarters according to the budget and annual plan, which is generally finalized during the first calendar quarter of the year. Frequently, branches have procurement discretion if their procurement proposals meet internal feasibility standards and scope limitations. Frequently, a competitive selection process is conducted by both larger and smaller banks before a project is awarded to a software solution provider. We believe the winning bidder is chosen based on reputation, historical track record with the client, quality of the proposed solution and estimated cost. We have a long history with some of our key clients and are on their preferred vendor lists. When we determine whether to bid on a project or are invited to provide a cost estimate on a proposed solution, we evaluate our resources, the cost-effectiveness of the project, the strategic value of the project and potential cross-selling opportunities before submitting a bid. Our pricing varies by types of solutions and services. We generally charge a fixed price for software development services and charge extra fees for upgrades and services that exceed the terms of our product warranty, which normally lasts for twelve months.
Our sales and marketing expenses consist mainly of compensation expenses and were $10.4 million (including $4.7 million of share-based compensation expenses), $11.0 million (including $1.5 million of share-based compensation expenses) and $21 million (including $2.4 million of share-based compensation expenses) for the years ended March 31, 2008, 2009 and 2010, respectively.
Customer Support
ATM Support Services
We provide ATM support services from our 94 service centers located in 27 provinces throughout China. We maintain two toll-free service hotlines as well as email client support. Our commitment to customer support for our clients includes prompt responses to our clients’ complaints, reports of any system malfunctions or any other technical or service problems. We aim to respond on-site to reported problems within one to two hours if the client is located within the same city, four to eight hours if the client is located within the same province, and 24 to 48 hours if the client is otherwise located in a major city in China. Our service commitment is made possible by our extensive nationwide network.
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
Our Clients
We count among our clients three of the Big Four Banks, most of the 13 national commercial banks, a number of city banks and four of the five largest life insurance companies and three of the four largest property insurance companies in China. In the year ended March 31, 2010, two of our three Big Four Bank customers accounted for 10% or more of our total revenue and collectively the three Big Four Banks accounted for 43% of our revenues, with the largest of these Big Four Banks accounting for 22% of our revenues.
We do not have long-term contracts with any of our clients. We enter into contracts with the headquarters or branches to provide solutions or services for the duration of the relevant projects or the services.
Our Suppliers
We develop most of our software solutions in-house and do not significantly rely on outside suppliers for the design, implementation or customisation. We perform maintenance of ATMs in-house and accordingly also do not rely on outside suppliers except for the purchase of spare parts. In our systems integration business, we procure hardware and software on behalf of our clients through the original equipment manufacturer’s approved distributors in China, such as Digital China. As of March 31, 2010, none of our directors, their associates, or any shareholder (who to our knowledge owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.
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
As an investment in our long-term growth, we fund and operate three research centers that focus on the core technologies underlying our software solutions and solution protocols, with 279 engineers dedicated to software development research conducted by the centers. In addition, in 2002, we established a joint research laboratory with the National Defense Technology University to conduct software technology research. Additionally, we have established a field station for post-doctoral research at our facilities. Our collaboration with the National Defense Technology University resulted in the development of our Longtop Flexible Platform, or LTFP solutions. LTFP is designed as a scalable platform on which we and our clients can build application modules. The platform-and-module approach simplifies design cycles, increases efficiency and lowers implementation costs.
In August 2007, we collaborated with Xiamen University, a leading university in finance in China, on the research of trends in the financial services industry. In January 2009 we established a Financial Risk Management Laboratory with the School of Mathematical Sciences of Peking University to research and develop models in financial risk management primarily for the banking, asset management and insurance sectors. We believe that our commitment to research and development and our focus on commercializing our research results will further enhance our competitive edge in the market with the ability to provide a broad range of quality software solutions and the potential for sustained long-term growth.

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
Our research and development expenses were approximately $3.8 million (including share-based compensation expenses of $1.5 million), $5.2 million (including share-based compensation expenses of $385,000) and $8.2 million (including share-based compensation expense of $503,000) for the years ended March 31, 2008, 2009 and 2010, respectively.
Intellectual Property
We rely on a combination of patent, copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights.
We have registered 19 trademarks and are in the process of applying for the registration of approximately 30 other trademarks with the Trademark Office of the State Administration for Industry and Commerce of China. In addition, we have five trademarks, our company logo, “Longtop Group”, “Longtop”, “” and “HooYoo” registered with the International Bureau of the World Intellectual Property Organization, or WIPO. We have filed four patent applications in China and have received preliminary patent approval for four of those patent applications. We have registered our Internet domain names www.longtop.com and www.longtop.cn, at which our main websites are located, and 18 other domain names with established domain name registration centers.
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

If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margins and net income. However, we believe that the possibility of our clients filing intellectual property rights infringement claims against us on the basis of their intellectual property rights ownership of the customized solutions is low because the process by which we convert a customized solution to a standardized solution involves substantial changes to the underlying code. As a result, given that most of the contracts in which our clients own the intellectual property to the software solutions developed under such contracts provide that we have the rights to own and commercialize any substantive improvements we make to the software solutions developed for clients under such contracts, it would be difficult for our would-be claimant to establish that standardized solutions are infringing their intellectual property rights. Our clients of standardized software generally receive license rights to use the standardized software and generally do not possess ownership rights to the underlying intellectual properties. As the conversion from a customized software into a standardized software typically involves substantial changes to the underlying code, we believe we have the right to sell, and are entitled to the economic benefits under, standardized software converted from customized software.
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
We believe many of our competitors do not have the breadth of solutions and services, extensive pre-existing client relationships and industry experiences that we do. While we believe we will meet more competition from international companies in the future, we believe our international competitors generally lack local relationships or solutions that are adapted to the local market in China.
The market for ATM maintenance, ITSM and integration services is highly fragmented. With respect to ATM maintenance and ITSM services, we face competition from local service providers and international companies that provide service in conjunction with the solutions they provide. These competitors include Diebold, Digital China Holdings Limited, The GRG Yuntong Banking Equipment Co., Ltd., IBM, Nantian Electronic Information Co., Ltd. and NCR. Our competitors in the market for systems integration include Digital China Holdings Company, Yucheng Technologies Limited and Beijing Sihitech Co., Ltd., as well as original equipment manufacturers and their distributors.

Government Regulation
Regulations on the Software and Systems Integration Industries
China’s State Council and a number of ministries and agencies have issued a series of rules and regulations aimed at stimulating the growth of the software and systems integration industries in China. The principal regulations governing the software and systems integration industries include:
•	Interim Administration Measures for Qualification of Systems Integration of Computer Information (1999);
•	Certification Standards and Administration Measures of Software Enterprises (2000);
•	Interim Appraisal Condition for Qualification Grade of Systems Integration of Computer Information (2000);
•	Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000);
•	Software Products Administration Measures (2000);
•	Interim Administration Measures for Qualification of Systems Integration of Computer Information Concerning State Secrets (2001); and
•	Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005).
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
The Qualification Certificate for Integration of Computer Information Systems Concerning State Secrets granted by the State Secrecy Bureau will be required for a company to engage in computer systems integration activities involving state secrets. In principle, the State Secrecy Bureau will only issue special qualification certificates to Chinese domestic companies. Foreign invested companies, including Sino-foreign joint ventures and wholly foreign-owned enterprises, are generally not allowed to engage in any computer systems integration activities that involve state secrets.
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
Enterprise Income Tax
Under the new Corporate Income Tax Law, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
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

Regulations on Foreign Exchange
The principal regulation governing foreign exchange in China is the PRC Foreign Exchange Administration Regulations (1996), as amended in 1997. Under these regulations, Renminbi is freely convertible under the current account. Foreign exchange transactions under the capital account, such as making inbound and outbound direct investment, foreign loans, repatriation of investment and investment in securities outside China, require prior approval of or registration with the State Administration of Foreign Exchange of China, or SAFE.
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
Organizational Structure.
Longtop is incorporated in the Cayman Islands. As of March 31, 2010, Longtop operates primarily through Longtop System (China) Limited, which was formally Xiamen Longtop System Co., Ltd. and is incorporated in the PRC, and Xiamen Longtop Financial Technology Management Co., Ltd., which is incorporated in the PRC. Refer to Exhibit 8.1 to this annual report for a complete list of our subsidiaries.
Property, Plants and Equipment
Our China operations’ principal office is located at No. 61 Wanghai Building, Software Park II in Xiamen in a building consisting of approximately 29,000 square meters of office space. We acquired the building and a forty-nine year land use right in March 2008 through our wholly-owned subsidiary XLM for an aggregate purchase price of RMB 85,344,867 ($12,490,285), which we have paid in full. As of March 31, 2010, our other principal offices in Beijing, Shanghai, Chengdu, Guangzhou, and Tianjin occupy an aggregate of approximately 12,500 square meters of leased space.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.
Overview
We are a leading software developer and IT services provider targeting the financial services industry in China. We develop and deliver a comprehensive range of software solutions with a focus on meeting the rapidly growing IT needs of financial institutions in China.
Our software solutions may be broadly classified into four categories: channel-related solutions, business-related solutions, management-related solutions and business intelligence solutions, covering major categories of information technology requirements for financial institutions in China. We sell both custom-designed and standardized software solutions that are integrated into our clients’ existing IT hardware and software infrastructure. We additionally provide maintenance services to our clients with respect to our existing solutions.

Our clients are primarily leading banks in China. We have extensive client relationships with three of the four largest state-controlled national banks, or the Big Four Banks, namely, China Construction Bank, Agricultural Bank of China and Bank of China. We also provided services to banks other than the Big Four Banks, or Other Banks, including most of the 13 national commercial banks, China Postal Savings Bank leading city commercial banks. In addition, we provide services to some of the largest insurance companies in China, including China Life Insurance and PICC.
Our growth has been and will continue to be driven in large part by the sales of software solutions to banks and other clients. In evaluating our performance, we consider the following factors:
•	Our ability to timely provide solutions meeting the IT needs of Big Four Bank clients. Software development revenues from Big Four Banks increased from $27.5 million in the year ended March 31, 2008, or fiscal 2008, to $42.0 million in the year ended March 31, 2009, or fiscal 2009, and to $63.1 million for the year ended March 31, 2010, or fiscal 2010, and accounted for 49.7%, 46.9% and 43.5% of our software development revenues, respectively, as a result of our offering new software solutions to existing clients.
•	Our ability to increase our client base within the financial industry and outside the financial industry. In fiscal 2008, 2009 and 2010, we increased our software development revenues from Other Banks and Insurance. Other Banks accounted for 32.1%, 38.6% and 37.3% of software development revenues for fiscal 2008, fiscal 2009 and fiscal 2010, respectively. Revenue from Other Banks was $17.6 million, $34.6 million and $54.2 million for fiscal 2008, fiscal 2009 and fiscal 2010, respectively. Insurance clients accounted for 9.8%, 11% and 15.0% of software development revenues in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. Revenue from Insurance clients was $5.4 million, $9.9 million and $21.8 million in fiscal 2008, fiscal 2009 and fiscal 2010, respectively.
•	The portion of our overall revenues attributable to standardized software solutions which deliver substantially higher gross margins. We introduced our first suite of standardized software solutions in 2003 and need to be constantly updating our standardized software solutions. These standardized solutions contributed substantially to our revenue growth and operating margins. In the near term, we expect our revenue growth to be driven by our customized software solutions in response to changes in client demands and to a lesser extent by growth in our standardized solutions.
•	Expansion of our research capabilities. Our research headcount increased from 164 as of March 31, 2008 to 208 (of which 185 engineers were dedicated to software development research) as of March 31, 2009 and to 279 (of which 279 engineers were dedicated to software development research) as of March 31, 2010. Our research abilities directly affect our ability to develop customized and standardized solutions as drivers for our revenue growth.
•	Attracting and retaining sufficient software development engineers to ensure our solutions can be delivered efficiently and effectively. Our software development headcount increased from 913 as of March 31, 2008 to 1,310 as of March 31, 2009 and to 2,492 as of March 31, 2010.
Factors Affecting Our Results of Operations
Our operating results in any period are subject to general conditions typically affecting the IT market for the financial services industry including:
•	growth of the financial services industry in China;
•	amount and seasonality of IT spending by banks and other financial services companies;

•	procurement process of banks and other financial services companies, including their decision whether to meet their IT needs in-house or through third-party developers;
•	competition and related pricing pressure from other IT software and service providers to the financial services industry; and
•	increases in headcount and other operating costs and expenses due to competition, inflation and other factors.
The volatility and uncertainty of China’s economic growth, coupled with the worldwide economic downturn, may cause slower or even negative growth in China’s financial services industry and result in decreased consumer and corporate use of financial services, or increased pressure on banks to develop, implement and maintain solutions in-house. However, to date, our business has not been materially adversely impacted as, among other reasons: we believe services and software IT spending represents a small percentage of many financial institutions’ revenues and profits; financial institutions in China remain underinvested in IT services, with decisions driven primarily by longer-term development plans rather than nearer term events; and financial institutions in China, along with their customer offerings, have continued to grow and their businesses are increasing in complexity.
Unfavorable changes in any of these general conditions could negatively affect the number and size of customized projects we undertake, the number of standardized software solutions we sell, the amount of services we provide, the price of our solutions and services and adversely affect our results of operations.
Our operating results in any period are more directly affected by company-specific factors including:
•	our revenue growth, and solution and service mix;
•	our ability to successfully develop, introduce and market to the financial services industry new solutions and services, including standardized software solutions;
•	our ability to attract, train and retain skilled software engineers and mid-level personnel;
•	our ability to effectively manage our operating costs and expenses;
•	our acquisitions and strategic alliances; and
•	seasonal and unpredictable nature of our revenues. For example, in the quarter ended September 30, 2008, several Big Four Banks delayed to the following quarter several planned standardized implementations in conjunction with China’s hosting the 2008 Summer Olympics. See “Risk Factors—Risks Related to Our Business and Industry—Fluctuations in our clients’ annual IT budget and spending cycle and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.”
Operating Results
Revenues
For the years ended March 31, 2008, 2009 and 2010, we generated total revenues of $65.9 million, $106.3 million, and $169.1 million, respectively. We currently derive our revenues from two sources: software development and other services. Software development revenues consist of revenues from the sale of software, assistance in implementation and customization of that software, and PCS. Other services revenues include revenues from ATM maintenance services and ancillary services. Due to our customer’s contracting and purchasing practices, we do not have a significant amount of software development backlog at any time such that our software development backlog at any one time would be typically less than the next three months’ revenue.

The following table sets forth the revenues generated by each of the two sources:

	Year Ended
	March 31, 2008			March 31, 2009			March 31, 2010
		% of Total	% Changes		% of Total	% Changes		% of Total	% Changes
	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008	Revenues	Revenues	from 2009
	($ in thousands, except percentages)
Revenues by source:
Software Development	55,147	83.7%	67.6%	89,559	84.3%	62.4%	145,200	85.9%	62.1%
Other Services	10,769	16.3%	10.5%	16,737	15.7%	55.4%	23,857	14.1%	42.5%

Total Revenue	65,916	100.0%	54.6%	106,296	100.0%	61.3%	169,057	100.0%	59.0%

Software Development
Software development revenues constituted 83.7%, 84.3% and 85.9% of our total revenues for the years ended March 31, 2008, 2009 and 2010, respectively.
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
•	Custom-designed software development. We provide a broad range of custom-designed software development services primarily to large banks and insurance companies. These projects usually take approximately six months to complete and involve design and implementation of new solutions or significant customization of our software and, in some cases, third party software to meet our clients’ needs. We typically receive a lump sum fee payable according to negotiated payment schedules. Each project’s fee is based on our assessment of the man-hours involved, the size and complexity of the project, competitive pressure, strategic value of the project, cross-selling opportunities and our relationship with the client. The contract value less amounts deferred for the provision of bundled PCS services based on vendor specific objective evidence of fair value, or VSOE, is recognized as revenue over the customization and implementation period using the percentage of completion method based on the efforts expended. We recognize the deferred PCS portion of the contract value on a straight-line basis over the PCS term, which is normally one year.
•	Standardized software development. We leverage our customized-software development efforts, including the related platforms, modules and elements, and our internal research and development efforts to develop standardized software solutions. We made our first significant sales in 2003. Our standardized solutions do not require significant customization and require limited implementation time, generally one to two months. Compared to similar custom-designed solutions, the price of standardized solutions does not vary significantly. Our standardized solutions typically include PCS, normally for one year. Since we do not have VSOE for standardized software arrangements, costs related to PCS are insignificant and the PCS period is no more than one year, we recognize the entire contract value upon customer acceptance.
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
•	Software maintenance. In addition to our standard PCS, we offer stand-alone maintenance contracts, primarily for the custom-designed solutions, typically for a one-year period and renewable annually. Revenues from software maintenance are recognized ratably over the contract service period.
The table below sets forth our revenues categorized based on development methodology for the years ended March 31, 2008, 2009 and 2010, respectively:

	Year Ended
	March 31, 2008			March 31, 2009			March 31, 2010
		% of			% of			% of
		Applicable	% Changes		Applicable	% Changes		Applicable	% Changes
	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008	Revenues	Revenues	from 2009
	($ in thousands, except percentages)
Software Development Revenue by development methodology:
Customized	32,183	58.3%	141.6%	58,282	65.1%	81.1%	93,262	64.2%	60.0%
Standardized	18,007	32.7%	4.2%	28,219	31.5%	56.7%	44,719	30.8%	58.5%
Maintenance	4,957	9.0%	116.0%	3,058	3.4%	(38.3%)	7,219	5.0%	136.1%

Total software development	55,147	100.0%	67.6%	89,559	100.0%	62.4%	145,200	100.0%	62.1%

Type of Software Solutions. Our software solutions can be broadly classified as: “channel-related,” “business-related,” “management-related,” and “business intelligence.” Our business intelligence software solutions focus on supporting banks’ decision making processes. The table below sets forth our revenues from these solution categories:

	Year Ended
	March 31, 2008			March 31, 2009			March 31, 2010
		% of			% of			% of
		Applicable	% Changes		Applicable	% Changes		Applicable	% Changes
	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008	Revenues	Revenues	from 2009
	($ in thousands, except percentages)
Software Development Revenue by solution type:
Channel	8,763	15.9%	10.4%	10,878	12.1%	24.1%	13,864	9.5%	27.4%
Business	11,379	20.6%	52.6%	14,652	16.4%	28.8%	22,240	15.3%	51.8%
Management	18,744	34.0%	78.3%	36,205	40.4%	93.2%	55,774	38.4%	54.1%
Business Intelligence	15,308	27.8%	380.3%	27,575	30.8%	80.1%	53,089	36.6%	92.5%
Others	953	1.7%	(75.0%)	249	0.3%	(73.9%)	233	0.2%	(6.4%)

Total software development	55,147	100.0%	67.6%	89,559	100.0%	62.4%	145,200	100.0%	62.1%

As our clients sought to improve their internal systems, they invested more in management-related software solutions and services, which accounted for 34.0%, 40.4% and 38.4% of our total software development revenues in the years ended March 31, 2008, 2009 and 2010, respectively. Management-related solutions generated revenue of $18.7 million, $36.2 million and $55.8 million in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. Management-related solutions include solutions for enterprise resource management and credit and risk management. As the market matures and we face greater competition, we do not expect our future growth rates for these solutions to be as high as our historical growth rates.

Beginning in 2005, our clients sought to improve their data mining and data analysis capabilities by implementing better business intelligence systems. Our revenues from business intelligence solutions constituted 27.8%, 30.8% and 36.6% of our total software development revenues during the years ended March 31, 2008, 2009 and 2010, respectively. Business intelligence solutions generated revenue of $15.3 million, $27.6 million and $53.1 million, in fiscal 2008, fiscal 2009 and fiscal 2010, respectively. The demand for business intelligence was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their products. We expect business intelligence solutions to be one of our highest growth areas in fiscal 2011.
Client Type. We provide software solutions and post-implementation solution support services primarily to leading financial institutions, insurance companies and enterprises in China. Our software development revenues can be categorized by our four different client types which are Big Four Banks, Other Banks, insurance clients and enterprises. The Big Four Banks category includes the four largest state banks in China which are the Agriculture Bank of China, Bank of China, China Construction Bank and Industrial and Commercial Bank. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Our Insurance clients include both property and life insurance providers in China. Enterprises are entities not involved in financial services and include government entities and large state enterprises.
Excluding PCS, our contracts for providing software development services are generally less than one year. Our contracts for providing stand-alone maintenance services are generally for one year, renewable on an annual basis. When dealing with Big Four Bank clients we sign contracts with both the head office and branches. However, we expect revenue contribution from sales to Big Four Bank clients to decrease as a percentage of our revenues and believe our future growth will be increasingly attributed to growth in sales to Other Banks, insurance clients and enterprises. The following table sets forth our software development revenues by client:

	Year Ended
	March 31, 2008			March 31, 2009			March 31, 2010
		% of			% of			% of
		Applicable	% Changes		Applicable	% Changes		Applicable	% Changes
	Revenues	Revenues	from 2006	Revenues	Revenues	from 2008	Revenues	Revenues	from 2009
	($ in thousands, except percentages)
Software Development Revenue by client:
Big Four Banks	27,482	49.7%	5.2%	42,002	46.9%	52.8%	63,092	43.5%	50.2%
Other Banks	17,648	32.1%	216.7%	34,563	38.6%	95.8%	54,168	37.3%	56.7%
Insurance	5,401	9.8%	1,250.3%	9,854	11.0%	82.4%	21,830	15.0%	121.5%
Enterprises	4,616	8.4%	481.4%	3,140	3.5%	(32.0%)	6,110	4.2%	94.6%

Total software development	55,147	100.0%	67.6%	89,559	100.0%	62.4%	145,200	100.0%	62.1%

Factors affecting our software development revenues
Our revenues from software development and operating results are significantly affected by the following factors:
Mix of software sales. Our revenue growth during fiscal 2010 was driven by both customized and standardized revenue growth. Our revenue from customized software solutions increased 60.0% from $58.3 million in fiscal 2009 to $93.3 million in fiscal 2010. Sysnet contributed $5.2 million to our customized software revenue in fiscal 2010. Other than Sysnet, customized revenue increased 51.1%. Our revenue from standardized software solutions increased 58.5% from $28.2 million in fiscal 2009 to $44.7 million in fiscal 2010. Our maintenance revenue increased 136.1% from $3.1 million in fiscal 2009 to $7.2 million in fiscal 2010 due to a larger installed product base as well as the acquisition of Sysnet, which contributed $1.5 million in maintenance revenue. Other than Sysnet, maintenance revenue increased 87.7%. Standardized software solutions as a percentage of software development revenues were 32.7%, 31.5% and 30.8% for the years ended March 31, 2008, 2009 and 2010, respectively and most of the growth has been organic. As standardized software involves significantly less development and implementation time while commanding similar prices, the increased standardized software sales increase our gross margin and allow us to more efficiently utilize our software development, delivery and sales resources.

From fiscal 2008 to fiscal 2009 our revenue growth was driven primarily by customized revenue growth. Compared to fiscal 2008 our customized software solution revenues in fiscal 2009 grew 81.1% from $32.2 million to $58.3 million. In contrast, our standardized software solution revenues grew by 56.7%, from $18.0 million in fiscal 2008 to $28.2 million in fiscal 2009. Customized software solutions revenues represented 65.1% of software development revenues for fiscal 2009 compared to 58.3% for fiscal 2008. The increase in the customized revenue mix was due to a number of factors including the growth in our business intelligence solutions, mainly sold as a customized solution and the fastest growing area for Longtop, and solutions for the insurance sector which at this time are mainly sold as a customized solution. In fiscal 2008, we began focusing on Other Banks and insurance clients and delivered them a customized solution as we did not have standardized solutions available.
•	Ability to anticipate need for and develop relevant solutions. Our continued revenue growth depends on our ability to timely anticipate and respond to market demand for software solutions meeting the needs of China’s financial institutions. Recently, our highest growth area has been our business management and business intelligence software solutions. As noted above, we expect this trend to continue as our clients seek to improve their data mining and data analysis capabilities. Our other solutions are more mature and we expect they will continue to grow, but at slower rates.
•	Addition and retention of clients. The retention and growth of our existing key clients and the addition of new clients contribute to our revenue growth by providing a growing market for our solutions and by expanding cross-selling opportunities. A significant portion of our revenues are generated from sales to Big Four Bank clients. We plan to continue to diversify our client base of financial institutions and increase our sales to more national and city commercial banks and insurance companies, while maintaining the sales to our existing key clients. We also plan to sell some of our treasury function and financial control solutions to companies in other industries, including the tobacco, automobile and oil industry. As we diversify our client base, our aggregate revenues and percentage contributions of revenues from Big Four Bank clients may decline.
•	Seasonality. Most financial industry clients plan and budget for their IT investment on an annual basis in the last quarter of each calendar year and do not finalize their annual budget until the first quarter of the following calendar year. Also, the Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts getting signed and completed in the third and fourth calendar quarters. These factors result in the first and second calendar year quarters generally being our lowest revenue quarters. Due to the annual budget cycles of most of our clients, effective April 1, 2007, we changed our fiscal year end to March 31 in order to better estimate demand for our solutions and services in a given fiscal year.
Other Services. Other services revenues include revenues from the ATM maintenance services segment and the ancillary services segment, consisting of system integration services and other miscellaneous services. These revenues constituted 16.3%, 15.7% and 14.1% of our total revenues for the years ended March 31 2008, 2009 and 2010, respectively. We recognize these revenues as the services are performed or ratably over the contract period. Contract periods are typically within one year. Other services revenue is not a growth business for us and we believe that our other services revenue will increase at substantially lower rates than our software development revenue.

Cost of Revenues and Operating Expenses
The following table sets forth the components of our cost of revenues and operating expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended March 31,
	2008		2009		2010
		%		%		%
	($ in thousands, except percentages)
Total revenues	65,916	100.0	106,296	100.0	169,057	100.0

Cost of revenues:
Software development	21,138	32.1	26,294	24.7	45,880	27.1
Other services	4,517	6.9	10,123	9.5	17,465	10.3

Total cost of revenues	25,655	39.0	36,417	34.2	63,345	37.4

Gross profit	40,261	61.0	69,879	65.8	105,712	62.6

Operating expenses:
Research and development	3,838	5.8	5,172	4.9	8,219	4.9
Sales and marketing	10,393	15.8	10,961	10.3	20,966	12.4
General and administrative	19,633	29.8	9,359	8.8	13,983	8.3
Impairment of Goodwill	—	0.0	—	0.0	1,982	1.2

Total operating expenses	33,864	51.4	25,492	24.0	45,150	26.8

Income from operations	6,397	9.6	44,387	41.8	60,562	35.8

Cost of revenues. Our cost of revenues includes costs directly attributable to our software development and other services.
•	Software development costs. These consist of costs for the design, implementation, delivery and maintenance of our software solutions and amortization of intangibles related to our software development revenues. Software development costs are primarily headcount-related costs that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and expect these costs to increase as our customized revenues grow. Of our total software development cost substantially all relate to the cost of developing and implementing our customized software solutions. We also expect to hire more software development engineers at potentially higher costs per person. As a result, we expect our gross margins to decline in the next few years. Our software delivery share-based compensation expenses were $7.8 million, $1.6 million and $2.5 million during the years ended March 31, 2008, 2009 and 2010, respectively.
•	Other services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services are primarily headcount-related expenses. We expect other services costs to increase proportionately with revenues from these services. Our other services share-based compensation expenses were $229,000, $252,000 and $428,000 during the years ended March 31, 2008, 2009 and 2010, respectively.
Operating expenses. Operating expenses consist of research and development expenses, sales and marketing expenses, general and administrative expenses and impairment charges related to goodwill.
•	Research and development expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses that include payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We expense research and development costs when incurred. To enhance our standardized solution products, we plan to invest aggressively in research and development, which can be expected to result in research and development increasing from 2010 levels as a percentage of revenue. Our research and development share-based compensation expenses were $1.5 million, $0.4 million and $0.5 million during the years ended March 31, 2008, 2009 and 2010, respectively.

•	Sales and marketing expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our sales and marketing share-based compensation expenses were $4.7 million, $1.5 million and $2.4 million during the years ended March 31, 2008, 2009 and 2010, respectively.
•	General and administrative expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables less government subsidies related directly to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We expect our general and administrative expenses, excluding share- based compensation, to increase in absolute amounts and be steady as a percentage of our revenues due to expected increases in professional fees, board of directors’ compensation and costs related to investor relations and director and officer insurance. Our general and administrative share-based compensation expenses were $14.0 million, $1.9 million and $1.9 million for the years ended March 31, 2008, 2009 and 2010, respectively.
The amount of our share-based compensation expense that was recorded as operation expense was $20.1 million, $3.7 million and $4.8 million for the years ended March 31, 2008, 2009 and 2010.
Share-based Compensation Expenses
We adopted our 2005 Long Term Incentive Plan in November 2005. We have reserved 8,550,000 ordinary shares as of the date of this annual report for issuance of our stock options and restricted share units under our 2005 Long Term Incentive Plan. For a description of our 2005 Long Term Incentive Plan, see “Item 6. Directors, Senior Management and Employees —2005 Long Term Incentive Plan.” Since the adoption of the 2005 Long Term Incentive Plan, we have made various stock option grants to some of our directors, employees and consultants. From the inception of our 2005 Plan through March 31, 2010, 4,372,740 options to purchase ordinary shares had been granted, of which 1,179,900 stock options had been forfeited, and 1,780,650 restricted share units had been granted, of which 97,150 restricted share units had been forfeited.
We recognize share-based compensation, net of an estimated forfeiture rate, and therefore only recognize compensation expenses for those shares expected to vest over the vesting period of the award, based on the fair value of the award on the grant date. We estimate the forfeiture rate based on actual employee turnover.
Our share-based compensation expenses for the years ended March 31, 2008, 2009 and 2010 were $28.2 million, $5.6 million and $7.7 million, respectively. As of March 31, 2010, we had $24.5 million in total unrecognized share-based compensation expense, net of forecasted forfeitures, which is expected to be recognized over a weighted-average period of approximately 3.2 years.

During the year ended March 31, 2008, we granted a total of 112,500 options and 636,650 restricted share units with vesting terms of four years and recorded share-based compensation expense of $28.2 million of which $3.4 million for share-based compensation from stock options and restricted share units issued directly by our company. An additional $24.8 million of the share-based compensation expense related the sale in 2006 by Well Active International Limited, or Well Active, of approximately 5 million of our ordinary shares to our officers and employees at a price of $4.83 per share, paid for with a promissory note. In October 2007, Well Active cancelled promissory notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24.8 million. No amounts under promissory notes were due by employees to Well Active as at March 31, 2008.
During the year ended March 31, 2009, we did not grant any options, but we did grant 368,500 restricted share units primarily with vesting terms of four years, and we recorded share-based compensation expense of $5.6 million.
During the year ended March 31, 2010, we did not grant any options, but we did grant 775,500 restricted share units primarily with vesting terms of four years, and we recorded share-based compensation expense of $7.7 million.
Determination of Fair Value of Share-based Compensation
We are responsible for estimating the fair value of the options we granted and other share-related transactions. The determination of fair value requires us to make complex and subjective judgments about our projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
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

We determined the fair value of the options on the date of grant by using the binomial option-pricing method after considering: average risk-free rate of return, which was between 3.36% and 4.80%, volatility which was between 54.33% and 57.20% and an assumption of no dividends. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. As of March 31, 2010 we have fully recognized all of the compensation expense from the grants made in 2006. As of March 31, 2010, the remaining unrecognized compensation expense from the grants made during three months ended March 31, 2007 is expected to be recognized over the remaining one year of the vesting period for the options.
These assumptions are inherently uncertain.
Acquisitions and Strategic Alliances
We began our operations as a provider of general IT services to the financial services industry in 1996 and began focusing on software development for the financial services industry in 2001. The primary driver of our revenue growth since inception has been organic business development, supplemented to a lesser extent by strategic acquisitions. The following are some of our recent acquisitions and strategic alliances:
•	In February 2006, we entered into the outsourcing business by establishing Longtop International, with three other shareholders, and later acquired the interests from the other shareholders in January 2007. We subsequently disposed of our interest in LTI through a dividend in kind to our existing shareholders in July 2007;
•	In March 2006, we assumed certain aspects of the China business of S1 Corporation (S) Pte. Ltd., or S1, by assuming certain customer contracts of S1, becoming S1’s non-exclusive distributor of its retail software and providing relevant maintenance and upgrading services in China;
•	In May 2006, we acquired Advanced Business Services (Beijing) Co., Ltd., or ABS, and its parent company, Grand Legend Holdings Limited. ABS is an integration solutions provider based in Beijing;
•	In March 2007, we acquired Minecode, which provided technology outsourcing services in the United States primarily for Microsoft. Minecode became a subsidiary of LTI and was disposed of in July 2007 as part of the LTI disposition, in which we distributed LTI and its subsidiaries to our shareholders; and
•	In May 2007, we entered into asset transfer agreements to acquire the business of FEnet Co., Ltd, or FEnet, and its subsidiary, Guangzhou FEnet Software Co., Ltd., for a purchase price of approximately $3.4 million in cash and 396,350 ordinary shares. We completed the acquisition in October 2007. FEnet provides business intelligence software development services in China. We paid additional purchase price of $2.4 million in May 2008 as FEnet has achieved certain financial milestones for the period from June 1, 2007 to December 31, 2007.
•	In May 2008, we acquired 100% of the equity interests in Beijing Huayuchang Co-Founder and Technology Company, or Huayuchang Tongchuang. Huayuchang Tongchuang is engaged in the business of providing ATM maintenance services to financial institutions in China. We made the acquisition in order to increase our market share in the ATM maintenance market.
•	In July 2008, we acquired the assets and business of Precision Hightech Company Ltd, or Puji. Puji provides core banking software products and solutions to financial institutions in China. We acquired Puji in order to increase our share in the market for such services.

•	In July 2008, we acquired Xiamen Hooyoo Information Technology Co., Ltd, or Hooyoo and its subsidiaries and in September 2008, we acquired the assets of Huashang Shengshi Internet Co. Ltd., or Huashang. Both companies provide domain name sales and online hosting services. Because regulations in China currently restrict or prevent foreign-invested entities from engaging in value-added telecommunication services, including online hosting services, we acquired and currently hold Hooyoo, and hold the assets acquired from Huashang, through a VIE arrangement, under which two of our employees hold all of the equity interests in Longtop Online (formerly, Xiamen Bizcn Network Co., Ltd.), which is the sole parent of Hooyoo and holds the assets acquired from Huashang. We control Longtop Online, however, through a series of contractual arrangements with the two employees.
•	In February 2009, we acquired Beijing Jactus Ruanbo Software and Technology Co., Ltd., or Jactus, a leading third-party testing company focused on China’s financial industry. We acquired Jactus in order to increase our share in the market for such services.
•	In December 2008, we entered into an arrangement with S1, whereby we are assisting S1 in the implementation of S1’s customer relationship management platform at one of Thailand’s largest banks. This is our first significant contract outside of China, as we are providing services in Thailand as well as from our China delivery centers.
•	In May 2009, we acquired Sysnet Data Co. Limited and its subsidiary Sysnet Info-tech Corporation, or Systnet, an IT service provider focused on China’s insurance industry. The purchase price consisted of a fixed cash consideration of $20.5 million and contingent cash consideration of up to $7.9 million, which was payable upon Sysnet achieving certain financial and operational milestones during the 2009 and 2010 calendar years. Sysnet achieved the 2009 calendar year financial and operational milestones and we paid contingent consideration of $3.7 million prior to March 31, 2010. In January 2010, we agreed to waive the financial and operational milestones for the calendar year of 2010 and to pay the remaining $586,000 and $3.7 million of contingent consideration in April 2010 and 2011, respectively. We acquired Sysnet in order to increase our market share in providing IT related services to insurance industry in China.
•	In January 2010, we acquired Beijing Giantstone Information Technology Co., Limited, or Giantstone, a provider of core banking IT related services to the banking industry in China. The purchase price consisted of a fixed cash consideration of $50.4 million and contingent earnout payments and other contingent consideration. Base earnout payments are payable if Giantstone meets certain post-tax net profit performance targets for the years ending December 31, 2010 and 2011. Additional earnout payments are payable to the extent the aforementioned base post-tax net profit performance targets are exceeded, with no limit on the additional earnout amount. Other contingent consideration up to $879,000 will be payable in 2015 if Giantstone achieves other operational milestones during the period from 2010 to 2014. We acquired Giantstone in order to increase our market share in providing core banking IT related services to the banking industry in China.
•	In April 2010, we acquired the China IT outsourcing business of Shenzhen Zhongbokechuang Information Technology Co., Ltd., or Shenzhen Zhongbo, which provides outsourcing services to the Huawei Group in China.
•	In June 2010, we acquired the businesses of Beijing iBoss Consulting and Technologies Co., Ltd., or Beijing iBoss, and Expert Prospect Limited, IT service providers focused on delivering risk management services to China’s banking and insurance industry.
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
We conduct substantially all of our business and earn substantially all of our net income through our PRC operating subsidiaries which have applicable tax rates that range from 10% to 25%, dependent on tax holidays or preferred tax treatment, as discussed below.
Prior to January 1, 2008, our subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as “high and new technology enterprises” (“HNTE”) and established in the State High and New Technology Industrial Development Zones designated by the State Council or the New Technology Industrial Development Experimental Zone of Beijing. Furthermore, HNTE were exempted from Chinese state corporate income tax for two years (three years for those established in the New Technology Industrial Development Experimental Zone of Beijing), beginning with their first profitable year of operation after utilizing any tax losses carried forward from prior years, and were entitled to a 50% tax reduction, to a rate of 7.5%, for the subsequent three years and a reduction to a rate of 15% thereafter.
During the nine months ended December 31, 2007, substantially all of our operations in the PRC were subject to tax at 15% as they were located in a special economic zone.
In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. HNTE will still enjoy a favorable tax rate of 15% provided they can meet the qualifying criteria. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. As most of our income is earned in the Xiamen special economic zone, during the three months ended March 31, 2008, we applied an effective tax rate of 18% for income subject to taxation in China.
Longtop System, which accounts for the majority of Longtop’s taxable income, FEnet, Sysnet and Giantstone have been designated as a HNTE effective from 2008 and will be subject to an income tax rate of 15% as long as it qualifies as a HNTE. During 2010, other than subsidiaries qualified as HNTE, the Company’s subsidiaries in the PRC were subject to tax at rates ranging from 20% to 25% depending on their location within China.

In December 2009, we received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, Ministry of Commerce, and State Administration of Taxation that its subsidiary, Longtop System, qualified as a “Key Software Enterprise” for the calendar year ended December 31, 2009, providing a 10% tax rate for income earned during the calender year ended December 31, 2009. Longtop System received a similar preferential tax rate for the 2008 and 2007 calender years. However, due to the significant uncertainty of obtaining similar preferential tax rates for future years, we did not assume Longtop System would continue to enjoy the 10% tax rate after January 1, 2010. Instead, we have used the 15% preferential tax rate in calculation of deferred taxes of Longtop Systems.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to a non-resident enterprise outside of China, which arise from profits earned after January 1, 2008. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction or region of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2010, we have not recorded any withholding tax on $125 million in retained earnings of our foreign invested enterprises in China.
Uncertainties exist with respect to how China’s current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. The Corporate Income Tax Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the Corporate Income Tax Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of China are residents for Corporate Income Tax Law purposes. If one or more of our legal entities organized outside of China were characterized as China tax residents for the year ended March 31, 2010, the impact would adversely affect our results of operation.
Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax, or VAT, at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales).Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.
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
Revenue Recognition
Our revenue is derived from two primary sources: (i) software development revenues represent revenues from the development, customization, testing, implementation and licensing of software, consulting and post-contract customer support (“PCS”), and (ii) other services represent revenue from the maintenance of ATMs, the provision of system integration services which include assisting customers with the procurement and installation of hardware and software and other IT and technology related services. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured or, in the case of software arrangements, when collectibility is probable.
1) Software development services
Where the software development contracts include multiple elements, we allocate revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. Our VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. We defer revenue for the fair value of its undelivered elements and recognize revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of software revenue recognition guidance have been met. We recognize revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) we have an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which we have established VSOE, we recognize the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.
We periodically negotiate the sale of upgrades and enhancements with our customers. Such arrangements are accounted for separately from the initial sale given that (i) they are not negotiated within a short time frame of each other, (ii) the products from the initial sale are not dependent on delivery of the upgrades or enhancements, (iii) neither the fees for the initial or subsequent sale are subject to refund if one or the other contracts is not fulfilled nor are payment terms for either sale tied to the performance of the other and (iv) the arrangements are not considered a single project.
Standardized Solutions—For software development contracts that do not involve significant modification (“standardized solutions”), we recognize the entire arrangement fee after the software is implemented and customer acceptance is received, assuming all other revenue recognition criteria have been met. We accrue the estimated cost of providing PCS at the time the revenue is recorded, as the cost of providing PCS on the standardized solution arrangements is insignificant.

Customized Solutions—For software development contracts that require significant modification or customization of the core software (“customized solutions”), revenues from the software license and development services are recognized over the customization and implementation period using the percentage of completion method. We measure progress toward completion by comparing direct labor costs incurred to total estimated direct labor costs for the project. Where revisions in estimated contract profits are necessary, they are made in the period in which the circumstances requiring the revision become known. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. We defer the fair value of PCS as indicated by VSOE and recognizes the revenue ratably over the PCS period.
Revenue from PCS renewal, software testing and software consulting arrangements that are not combined with other elements is recognized ratably over the service period, assuming all other revenue recognition criteria have been met.
2) Other services
Revenue from ATM maintenance and ancillary services is recognized as such services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally less than one year.
Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers. We obtain manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at March 31, 2009 or March 31, 2010.
Our management must determine whether to record our system integration revenues using the gross or net method of reporting. With our system integration services we assist clients with the procurement and installation of hardware and software that best meet their system requirements. Determining whether revenue should be reported gross or net is based on an assessment of various factors, principally whether we are acting as the principal in offering services to the customer or whether we are acting as an agent in the transaction. The determination of whether we are serving as principal or agent in a transaction is judgmental in nature and based on an evaluation of the terms of an arrangement. Based on our assessment, our system integration revenues are recorded on a net basis because we do not take general inventory risk, we do not make changes to third-party products, we have limited involvement in the determination of product or services or supplier selection and in substance the original equipment manufacturers are the primary obligors as the product quality and warranty is provided by the original equipment manufacturer.
Our subsidiaries are subject to business tax on the revenues earned for services provided in the PRC. The applicable business tax rate varies from 3% to 5%. Effective April 1, 2008, software development and other services revenues are presented net of business taxes in the consolidated statements of operations. Prior to April 1, 2008, the Company deducted business taxes from total gross revenue to arrive at net revenue. This change has been applied retrospectively. Business taxes included in revenue during the years ended March 31, 2008, 2009 and 2010 was $774,000, $1.3 million and $2.1 million, respectively.
As part of the PRC government’s policy of encouraging software development in the PRC, Longtop System is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain standardized software products. The amount of the value-added tax refund included in software development revenue was $2.7 million, $3.6 million and $5.5 million for the years ended March 31, 2008, 2009 and 2010, respectively.
Revenue in excess of billings is recorded as unbilled receivables, which is included in accounts receivable and amounted to $10.9 million and $25.4 million as of March 31, 2009 and 2010, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

Allowance for Doubtful Accounts Receivables
Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivables, historical bad debts, customer credit- worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balances on March 31, 2009 and March 31, 2010 were $29.9 million, net of allowance for doubtful accounts of $1.0 million, and $65.6 million, net of allowance for doubtful accounts of $1.6 million, respectively. If the financial condition of our clients were to deteriorate, resulting in their inability to make payments, an additional allowance might be required.
Acquisitions
We account for acquisitions using the purchase method of accounting, which requires that the purchase price be assigned to the assets acquired and liabilities assumed at their respective fair values on the acquisition date. Any excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill.
Our management makes judgments in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as in estimating the useful lives of the intangible assets acquired. We use the income approach in valuing the intangible assets. We measure the fair value of the covenants not to compete based on incremental discounted cash flows computed with and without assumed competition. Key assumptions include discounted cash flow with and without assumed competition and probability of competition. Trade names are valued using the relief from royalty method, which is the discounted cash flow savings accruing to the owner by virtue of the fact that the owner does not have to pay the royalty. Key assumptions include attrituable revenue expected from the trade name, royalty rate and assumed asset life. Customer relationships are valued using the multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumptions used include discounted cash flow, estimated life cycle and customer attrition rates. Backlog is valued using the multi-period excess earnings method based on the discounted cash flow to be generated from acquired customer contracts. Developed technology is valued using the multi-period excess earnings method based on the discounted cash flow and technology attrituion rate. The discounted cash flow includes significant estimates and assumptions, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on long-term government bond yields adjusted for various risks, including the size of the acquiree, industry risk and other risk.
We determine the useful lives of the acquired intangible assets based on an analysis of all pertinent factors, including our expected use of the asset, any contractual provisions that may limit the life of the asset, the effects of competition, the trends of technological advances, and our historical experience in renewing similar arrangements for renewable intangibles.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s business acquisitions. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.
We perform a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
Longtop Online and its subsidiaries, engaged in internet services, were acquired by the Company in July 2008 and included in the other services segment. During the year ended March 31, 2010, we determined that an indication of potential goodwill and long-lived asset impairment existed due to continued operating and cash flow losses, despite the our initiatives to improve performance. Longtop Online and its subsidiaries are considered a reporting unit and their associated intangible assets represent the lowest level of identifiable cash flows that are largely independent. As the estimated undiscounted future cash flows were less than their carrying value, we recognized a full impairment loss of $2.5 million, as the estimated fair value of the intangibles was negligible. We then tested goodwill for impairment and determined that the fair value of the reporting unit, based on a discounted cash flow analysis, and recorded a goodwill impairment of $2.0 million as the implied fair value of goodwill was nil. In computing the discounted cash flow, we used significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on long-term government bond yields adjusted for various risk related to the industry, business size and other factors.
The remaining report units that were subject to the annual goodwill impairment test had fair values which exceeded their respective carrying values by a significant margin as of the most recent test date.

Share-Based Compensation
We recognize our share-based compensation to employees and directors, including grants of stock options, restricted share units and other equity-based awards, based on their grant date fair values. Under the fair value based method, compensation cost related to employee options and similar equity instruments is measured at the grant date based on the value of the award and is recognized over the requisite service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options, the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. In addition, forfeitures are estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. If different assumptions had been used, the fair value of the options, net of estimated forfeitures, would have been different from the amount we computed and recorded.
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

Income Taxes
We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.
Longtop System, FEnet, Sysnet and Gianstone have been designated as a HNTE, effective January 1, 2008, and will be subject to an income tax rate of 15% for three years as long as they qualify as a HNTE. At the conclusion of the three year period, the qualifying enterprise has the option to renew its HNTE status for an additional three years through a simplified application process if such enterprise’s business operations continue to qualify for HNTE status. After the first six years, the enterprise would have to go through a new application process in order to renew its HNTE status. We have applied a 15% tax rate in the calculation of deferred taxes as we expect to retain the HNTE status for the foreseeable future. If one or more of HNTE will not renew its HNTE in foreseeable future, the impact would adversely affect our results of operation.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to a non-resident enterprise outside of China, which arise from profits earned after January 1, 2008. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction or region of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for the Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since we intend to reinvest our earnings to further expand our businesses in mainland China, our foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2010, we have not recorded any withholding tax on $125 million in retained earnings of our foreign invested enterprises in China.

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

	Year Ended March 31,
	2008	2009	2010
	($ in thousands)
Consolidated Statement of Operations Data:

Revenues:
Software development	55,147	89,559	145,200
Other services	10,769	16,737	23,857

Total revenues	65,916	106,296	169,057

Cost of revenues:
Software development	21,138	26,294	45,880
Other services	4,517	10,123	17,465

Total cost of revenues	25,655	36,417	63,345

Gross profit	40,261	69,879	105,712

Operating expenses:
Research and development	3,838	5,172	8,219
Sales and marketing	10,393	10,961	20,966
General and administrative	19,633	9,359	13,983
Impairment of goodwill	—	—	1,982

Total operating expenses	33,864	25,492	45,150

Income from operations	6,397	44,387	60,562

Other income (expenses):
Interest income	3,597	5,589	4,315
Interest expense	(886)	(250)	(777)
Other income (expense), net	(1,349)	(169)	690

Total other income	1,362	5,170	4,228

Income before income tax expense	7,759	49,557	64,790
Income tax expense	(3,539)	(6,085)	(5,699)

Income from continuing operations	4,220	43,472	59,091
Loss from discontinued operations	(1,293)	—	—

Net income	2,927	43,472	59,091

Outsourcing revenue recognized by Longtop international Ltd, which we spun off on July 1, 2007	4,543	—	—

Includes share-based compensation related to:
Cost of revenues software development	7,832	1,649	2,454
Cost of revenues other services	229	252	428
General and administrative expenses	13,964	1,871	1,944
Sales and marketing expenses	4,712	1,491	2,352
Research and development expenses	1,451	385	503

Reportable Segments
We have three reportable segments: software development, and within other services, ATM maintenance services and ancillary services. Revenues from the software development and other services segments accounted for 83.7% and 16.3%, respectively, of our total revenues for the year ended March 31, 2008, 84.3%, and 15.7%, respectively, of our total revenues for the year ended March 31, 2009, and 85.9% and 14.1%, respectively, of our total revenues for the year ended March 31, 2010. The software development segment consists of the development, customization, testing, implementation, licensing, consulting and maintenance of software in accordance with clients’ specifications. The ATM maintenance services segment consists of the maintenance of ATMs. The ancillary services segment consists of the procurement of software and hardware on behalf of clients and providing IT management, consulting and supplementary technology related services. We allocate a portion of shared facilities costs to the segments cost of revenues based on headcount and review the performance of segments based on segment gross profit. We do not allocate operating expenses to the segments.

	Year Ended March 31,
	2008		2009		2010
	Segment	Segment	Segment	Segment	Segment	Segment
	Revenues	gross profit	Revenues	gross profit	Revenues	gross profit
	($ in thousands)
Reportable segments:
Software development	55,147	34,009	89,559	63,265	145,200	99,320
ATM maintenance services	4,275	2,285	7,655	2,978	8,727	1,948
Ancillary services	6,494	3,967	9,082	3,636	15,130	4,444

Total	65,916	40,261	106,296	69,879	169,057	105,712

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009
Total Revenues. Total revenues for the fiscal year ended March 31, 2010, or fiscal 2010, were $169.1 million, an increase of 59.0% from $106.3 million for the year ended March 31, 2009, or fiscal 2009. Other than revenue from Sysnet, total revenues for fiscal 2010 increased by 46.9%.
•	Software development services segment. Revenues from our software development services increased by 62.1% from $89.6 million in fiscal 2009 to $145.2 million in fiscal 2010. Sysnet, acquired by Longtop in the first fiscal quarter of 2010, contributed 8.4% of this growth with the remaining 53.7% attributable to organic growth.
•	From a client-type perspective, increased sales to Other Banks and Insurance clients.
Software development revenue from the Big Four Banks in fiscal 2010 was $63.1 million, an increase of 50.2% from fiscal 2009, which is consistent with the growth of our software development revenue, other than revenue from Sysnet, of 53.7%. Big Four Banks accounted for 43.5% of software development revenues in fiscal 2010, as compared to 46.9% in fiscal 2009. Our Big Four Banks clients in both fiscal 2009 and fiscal 2010 included three of the Big Four Banks and each of the Big Four Bank’s percentage contribution to our revenue was relatively similar in both fiscal 2009 and fiscal 2010, with growth in all of our three Big Four Bank clients. Two of our Big Four Bank clients contributed more than 10% of our software development revenue in fiscal 2010 as compared to three of the Big Four Bank clients contributing more than 10% in fiscal 2009. In fiscal 2009 and fiscal 2010 our largest Big Four Bank client accounted for 22% and 22% of our software development revenue, respectively.
Software development revenue from Other Banks in fiscal 2010 was $54.2 million, an increase of 56.7% from fiscal 2009. Other Banks excludes the Big Four Banks and includes national commercial banks, policy banks, city banks, rural credit unions and China Post Bank. Other Banks accounted for 37.3% of software development revenues for fiscal 2010, as compared to 38.6% in fiscal 2009. Since 2006, we have strategically focused on diversifying our customer base to reduce reliance on Big Four Banks by developing solutions to meet Other Bank requirements, including through strategic acquisitions, and aligning our sales people to also focus on the Other Bank segment. The growth in software development revenue from Other Banks was attributable to higher revenue per existing customer as opposed to revenue from new customers as we had additional solutions to meet their requirements and improved our cross selling. Other Banks also increased their IT spending to improve their customer service, products and management, and we benefitted from this increased investment.
Software development revenue from insurance clients in fiscal 2010 was $21.8 million, an increase of 121.5% from fiscal 2009. We first began targeting the Insurance sector in the later part of 2006. During fiscal 2010, insurance clients accounted for 15.0% of software development revenues, as compared to 11.0% in fiscal 2009. Sysnet, which we acquired in June 2009, contributed $6.1 million of Insurance software development revenue in fiscal 2010. Other than Sysnet, revenue from insurance clients for fiscal 2010 increased 59.9% which was attributable to higher revenue per existing customer as opposed to revenue from new customers as we had additional solutions to meet their requirements and improved our cross selling.

Software development revenue from Enterprises in fiscal 2010 was $6.1 million, an increase of 94.6% from fiscal 2009. The growth rate for Enterprises was higher than our overall growth rate as we have recently launched new treasury management solutions with our largest customer being the a state owned tobacco group.
•	Growth in demand for our business intelligence and management-related solutions from a solutions perspective.
As our clients sought to improve their internal systems such as office automation, risk management, human resource management, and content management, together with the acquisition of Sysnet which contributed $3.5 million in revenue, our management solutions revenues grew 54.1% to $55.8 million in fiscal 2010 from $36.2 million in fiscal 2009.
Business intelligence solutions revenues were $53.1 million in fiscal 2010, an increase of 92.5% from $27.6 million in fiscal 2009. Demand for business intelligence solutions was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business. There was strong demand primarily from Big Four Banks and Other Banks for our business Intelligence solutions, where we are one of the strongest service providers in China for these solutions.
•	From a development methodology perspective
Our revenue growth during fiscal 2010 was driven by both customized and standardized revenue growth. Our revenue from customized software solutions increased 60.0% from $58.3 million in fiscal 2009 to $93.3 million in fiscal 2010. Sysnet contributed $5.2 million to our customized software revenue in fiscal 2010. Other than Sysnet, customized revenue increased 51.1%. Our revenue from standardized software solutions increased 58.5% from $28.2 million in fiscal 2009 to $44.7 million in fiscal 2010. Our maintenance revenue increased 136.1% from $3.1 million in fiscal 2009 to $7.2 million in fiscal 2010 due to a larger installed product base as well as the acquisition of Sysnet, which contributed $1.5 million in maintenance revenue or 48.4% of the total year on year growth of 136.1%.
Standardized software solutions as a percentage of software development revenues were 32.7%, 31.5% and 30.8% for the years ended March 31, 2008, 2009 and 2010, respectively and most of the growth has been organic.
•	Other Services Revenues: Revenues from Other Services increased by 42.5% from $16.7 million in fiscal 2009 to $23.9 million in fiscal 2010. The increase in our Other Services revenues was primarily due to growth in our ATM maintenance and ancillary services segments.
•	ATM maintenance services segment. Revenues from our ATM maintenance services segment increased by 14.0%, growing from $7.7 million in fiscal 2009 to $8.7 million in fiscal 2010. This growth was primarily attributable to the acquisition of Huayuchang Tongchuang, a provider of ATM maintenance services, which we acquired in fiscal 2009 as well as organic growth in the number of ATMs we were maintaining. At March 31, 2010, we had approximately 13,300 ATM machines under contract for maintenance as compared to approximately 11,000 ATM machines at March 31, 2009.

•	Ancillary services segment. Revenues from our ancillary services segment increased by 66.6%, from $9.1 million in fiscal 2009 to $15.1 million in fiscal 2010 which was primarily attributable to the acquisition of Sysnet, which contributed $5.3 million in ancillary services revenue. Other than Sysnet, ancillary services revenue increased 7.9%. Ancillary services revenue includes revenue from Longtop International Holdings Limited, or LTI, a related party, of $3.2 million in fiscal 2010 as compared to $0.9 million in fiscal 2009.
Gross Margin; Cost of Revenues. Our gross margins decreased by 320 basis points to 62.5% in fiscal 2010 from 65.7% in fiscal 2009. The decrease in gross margin was primarily due to the factors explained below.
•	Software development services costs and gross margin
•	Software development costs. These consist of design, implementation, delivery and maintenance costs of our software solutions and amortization of acquired intangible assets. Software development costs are primarily headcount-related costs, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We consider most of our software development costs to be variable and will increase as our sales grow. Of our total software development costs, substantially all relates to the cost of developing and implementing our customized software solutions.
•	Software development gross margin. Our software development services gross margin decreased by 220 basis points to 68.4% in fiscal 2010 compared to 70.6% in fiscal 2009. The decrease in gross margin was primarily due to (i) our acquisition of Sysnet, which has lower gross margins than we do, (ii) our investment into our software development consulting and professional services business, which has lower incremental gross margins than our software development business, (iii) the location of an increased percentage of our work force in higher cost cities such as Beijing, in order to satisfy customer requirements, and (iv) our acquisition in January 2010 of Giantstone, which incurred expenses but did not contribute revenue in fiscal 2010.
As of March 31, 2010, we had 2,492 software development engineers, compared to 1,310 as of March 31, 2009.
•	Other Services costs and gross margin.
•	Other Services costs. Costs associated with ATM maintenance include headcount-related costs for our maintenance staff and spare parts inventory costs. Costs related to ancillary services include headcount-related expenses and amortization of backlog arising from acquisitions and an impairment charge of intangible assets.
•	Other Services gross margin. Gross margins from our Other Services revenue declined by 1270 basis points to 26.8% in fiscal 2010 compared to 39.5% in fiscal 2009, primarily due to a decline in the gross margin of the ATM maintenance and ancillary services segments.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment declined by 1,660 basis points to 22.3% in fiscal 2010 from 38.9% in 2009 due to lower gross margins on Huayuchang Tongchuang, which we acquired during fiscal 2009, lower revenue per ATM due to competition in the market and additional spare parts purchases associated with maintaining additional ATM brands.
•	Ancillary services segment. Gross margins from our ancillary services segment declined by 1,060 basis points to 29.4% in fiscal 2010 from 40.0% in 2009 due primarily to a $1.6 million impairment of intangible assets recorded in cost of revenues for fiscal 2010 and, to a lesser extent, higher wage costs without corresponding increases in the ancillary services revenue.

Research and Development Expenses. These include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We expense research and development costs when incurred. Our research and development expenses increased by 58.9%, from $5.2 million in fiscal 2009 to $8.2 million in fiscal 2010, representing 4.9% and 4.9% of total revenues, respectively. This increase was primarily due to additional headcount-related costs as we expanded our investment in research and development through our acquisition of Sysnet and to a lesser extent organically. At March 31, 2010, we had 279 research and development staff as compared to 208 at March 31, 2009 (of which 185 were dedicated to software development research).
Sales and Marketing Expenses. Sales and marketing expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third-party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotion activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our sales and marketing expenses increased by 91.3% from $11.0 million in fiscal 2009 to $21.0 million in fiscal 2010, representing 10.3% and 12.4% of total revenues, respectively. Our sales and marketing expenses year on year increase of 91.3% was higher than revenue growth of 59.0% primarily due to increasing headcount from 287 at March 31, 2009 to 437 at March 31, 2010, as we added presales, solution center, product sales and online business headcount; and $2.0 million in amortization of acquired intangibles in fiscal 2010 as compared to $545,000 in fiscal 2009 which contributed 13.3 percent to the 91.3% increase.
General and Administrative Expenses. General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on the sale or disposal of fixed assets and provisions for other receivables, less government subsidies directly related to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead primarily includes office rental, communication costs and depreciation. Our general and administrative expenses increased by 49.4% from $9.4 million in fiscal 2009 to $14.0 million in fiscal 2010, representing 8.8% and 8.3% of total revenues, respectively. This increase was primarily due to additional headcount, which increased from 238 at March 31, 2009 to 303 at March 31. 2010, approximately $1.1 million in acquisition related professional fees which effective April 1, 2009 cannot be included as the cost of an acquisition, and additional professional fees and public company expenses.
Impairment of Goodwill. During fiscal 2010, we recorded a goodwill impairment loss of $2.0 million in our Other Services segment associated with our online business.
Other Income (Expenses). Our other income (expenses) decreased from $5.2 million in fiscal 2009 to $4.2 million in fiscal 2010. The decrease was primarily due to lower interest income which was $5.6 million in fiscal 2009 as compared to $4.3 million in fiscal 2010 caused by the decline in interest rates.
Income Tax Expenses. Our income tax expenses in fiscal 2010 were $5.7 million, an effective tax rate of 8.8%, compared to $6.1 million in fiscal 2009, or an effective tax rate of 12.3%. This difference in effective tax rate was primarily due to the inclusion of a $3.8 million income tax benefit in fiscal 2010 associated with our qualification as a Key Software Company for the 2009 calendar year. This tax benefit reduced our fiscal 2010 effective tax rate by 5.9%.
Net Income. As a result of the foregoing, we had net income of $59.1 million in fiscal 2010 as compared to a net income of $43.5 million in fiscal 2009.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008
Total Revenues. Total revenues for fiscal 2009 were $106.3 million, an increase of 61.3% from $65.9 million for the year ended March 31, 2008, or fiscal 2008, primarily due to the reasons below.
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
•	Other Services gross margin. Gross margins from our Other Services revenue declined by 18.6% during fiscal 2009 to 39.5% due to ATM maintenance and ancillary services segment gross margins decline.
•	ATM maintenance services segment. Gross margins from our ATM maintenance services segment declined by 14.6% to 38.9% in fiscal 2009 from 53.5% in 2008 due to lower gross margins on Huayuchang Tongchuang, which we acquired during fiscal 2009.
•	Ancillary services segment. Gross margins from our ancillary services segment declined by 21.1% to 40.0% in fiscal 2009 from 61.1% in 2008 due to an approximately 20.0% gross margin on LTI revenues and higher wage costs without corresponding increases in the ancillary services revenue.
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
Our Selected Quarterly Results of Operations
The following table sets forth consolidated selected quarterly results of operations for the eight fiscal quarters ended March 31, 2010. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this annual report. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009	2009	2009	2009	2010
	($ in thousands)
Consolidated Statement of Operations Data:

Revenues:
Software development	16,069	23,583	28,857	21,050	24,717	36,995	46,397	37,091
Other services	3,259	4,605	4,041	4,832	3,776	5,839	8,267	5,975

Total revenues	19,328	28,188	32,898	25,882	28,493	42,834	54,664	43,066

Cost of revenues:
Software development	5,808	5,962	7,346	7,178	8,319	10,825	12,756	13,980
Other services	1,205	2,541	3,134	3,243	3,374	3,767	4,389	5,935

Total cost of revenues	7,013	8,503	10,480	10,421	11,693	14,592	17,145	19,915

Gross profit	12,315	19,685	22,418	15,461	16,800	28,242	37,519	23,151

Operating expenses:
Research and development	1,109	1,204	1,318	1,541	1,517	1,962	2,549	2,191
Sales and marketing	1,792	2,616	3,393	3,160	3,259	5,304	5,549	6,854
General and administrative	2,097	2,339	2,584	2,339	2,766	2,734	3,639	4,844
Impairment of goodwill	—	—	—	—	—	—	—	1,982

Total operating expenses	4,998	6,159	7,295	7,040	7,542	10,000	11,737	15,871

Income from operations	7,317	13,526	15,123	8,421	9,258	18,242	25,782	7,280

Other income	628	2,301	912	1,329	1,077	1,034	768	1,349
Income tax expense	(1,858)	(1,630)	(1,679)	(918)	(1,951)	(367)	(743)	(2,638)

Net income	6,087	14,197	14,356	8,832	8,384	18,909	25,807	5,991

Includes share-based compensation related to:
Cost of revenues software development	360	419	432	438	438	485	740	791
Cost of revenues other services	59	63	63	67	69	69	146	144
General and administrative expenses	472	473	477	449	440	419	443	642
Sales and marketing expenses	342	371	389	389	428	452	717	755
Research and development expenses	81	102	102	100	100	103	150	150

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
In addition to our success selling our software solutions and services to new and existing customers and the impact of introducing new solutions and services and related timing, the mix of our software development revenues between standardized software sales and customized software sales significantly impact quarterly operating results. We recognize as revenue the full value of our standardized software solutions upfront, provided the other conditions of revenue recognition are satisfied. For our customized solutions, which require significant modification and customization, our cost of revenue is significantly higher than that for our standardized software solutions. In anticipation of our increased reliance on customized software solutions contracts in the near-term, as we produce our next generation of standardized software solutions, we have begun to add significant new headcount resulting in reduced margins.
Liquidity and Capital Resources
Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions. The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,
	2008	2009	2010
	($ in thousands)
Net cash provided by operating activities	34,384	41,854	62,924
Net cash used in investing activities	(10,562)	(14,575)	(94,814)
Net cash provided by financing activities	101,047	1,892	125,179
Effect of exchange rates differences	9,737	4,598	305
Net increase in cash and cash equivalents	134,606	33,769	93,594
Cash and cash equivalents, beginning of period	69,920	204,526	238,295
Cash and cash equivalents, end of period	204,526	238,295	331,889
We have financed our business primarily through cash generated from our operations, sale of preferred shares, an initial public offering in October 2007, a follow-on public offering of ADSs in November 2009, and borrowings from commercial banks. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.
Operating Activities
Net cash provided by operating activities amounted to $62.9 million in fiscal 2010 and increased 50.3% from fiscal 2009. Our operating cash flow in 2010 was primarily attributable to several factors, including (i) net income of $59.1 million, (ii) a $7.7 million share-based compensation charge, $4.6 million amortization of intangibles, $2.5 million in impairment of intangible assets, $2.0 million for impairment of goodwill and $3.2 million depreciation charge, none of which affected our operating cash flows and (iii) various movements in working capital.

Net cash provided by operating activities amounted to $41.9 million in fiscal 2009 and increased 21.7% from the year ended March 31, 2008. Our operating cash flow in 2009 was primarily attributable to several factors, including (i) net income of $43.5 million, (ii) a $5.6 million share-based compensation charge, $2.5 million amortization of intangibles and $2.8 million depreciation charge, none of which affected our operating cash flows, (iii) various movements in working capital and (iv) a $5.2 million payment for a prepaid land use right.
Net cash provided by operating activities amounted to $34.4 million in fiscal 2008. Our operating cash flow in 2008 was primarily attributable to several factors, including (i) net income of $2.9 million, (ii) a $28.2 million share-based compensation charge, $1.6 million amortization of intangibles and $1.8 million depreciation charge, none of which affected our operating cash flows and (iii) various movements in working capital.
Investing Activities
Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment and purchases and disposals of investments. Net cash used in investing activities amounted to $94.8 million, $14.6 million and $10.6 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Net cash used in investing activities in fiscal 2010 was primarily due to $69.9 million used for acquisitions, $13.0 million for fixed asset acquisitions, primarily for our new office building in Xiamen and its renovation, and, $8.4 million in additional restricted cash associated with our banking facilities. Net cash used in investing activities in fiscal 2009 was primarily due to $10.1 million for fixed asset acquisitions, primarily for our new office building in Xiamen, and $10.9 million used for acquisitions, which was partially offset by $6.3 million in restricted cash movements. Net cash used in investing activities of $10.6 million in fiscal 2008 was primarily due to $4.6 million for fixed asset acquisitions including $3.6 million for our new office building in Xiamen, $3.8 million used for acquisitions, and an additional $3.3 million in restricted cash to be used for paying employee’s income tax.
Financing Activities
Our financing activities primarily consist of capital contributions, sale of our ordinary and preferred shares, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $125.2 million in the year ended March 31, 2010, primarily due to proceeds of $126.6 million from our follow-on offering in November 2009. Net cash provided by financing activities amounted to $1.9 million in the year ended March 31, 2009 primarily due to $2.8 million received from the exercise of stock options by employees less $837,000 for the repayment of capital leases and $54,000 for the repayment of amounts due to related parties. Net cash provided by financing activities amounted to $101.0 million in the year ended March 31, 2008, primarily due to proceeds of $146.5 million from our initial public offering, offset by a $36.1 million dividend and net repayments of short-term borrowings amounting to $9.4 million.
Research and Development, Patents and Licenses
See “Item 4. Information on the Company — Business Overview — Solution Development” and “Item 4. Information on the Company — Business Overview — Intellectual Property.”
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements, transactions or other relationships with unconsolidated entities.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2010:

	Payment Due by Period
		Less than	1-3	3-5
	Total	1 year	years	years
	($ in thousands)

Capital lease obligations	175	175	—	—

Operating lease obligations	3,268	1,413	1,359	496

Investment obligations	42,439	18,268	21,241	2,930

Total	45,882	19,856	22,600	3,426

•	Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices.
•	As of March 31, 2010, our liability for unrecognized tax benefits, including interest and penalty, was $187,000. We are unable to reasonably estimate the timing of the effective settlement of this tax position.
•	Our investment obligations include our estimated fixed and contingent obligations to pay up to $42 million related to primarily two companies we have acquired including $4 million for Sysnet and $38 million for Giantstone. The $37 million for Gianstone is our estimate assuming Giantstone achieves its base earnout post-tax net profit performance targets for the years ending December 31, 2010 and 2011. Additional earnout payments are payable to the extent the aforementioned base post-tax net profit performance targets are exceeded, with no limit on the additional earnout amount. Other contingent consideration up to $879,000 will be payable in 2015 if Giantstone achieves other operational milestones during the period from 2010 to 2014.
Inflation
Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.6% and 4.9% in 2007, 2008 and 2009, respectively.
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
Recent Accounting Pronouncements
In June 2009, the FASB issued an amendment to the accounting guidance for variable interest entities (VIEs). The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. In addition, qualifying special purpose entities are no longer exempt from consolidation under the amended guidance. The new guidance will be effective for our fiscal year beginning April 1, 2010. We do not expect the adoption of the amendment to have a significant impact on its financial condition or results of operations.

In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables, which excludes from its scope software revenue arrangements. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. This new guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. This guidance will be effective for our fiscal year beginning on April 1, 2011, with earlier application permitted for our fiscal year beginning April 1, 2010. We will not early adopt the amendment and do not expect the adoption to have a significant impact on its financial condition or results of operations.
In October 2009, the FASB issued authoritative guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this new guidance on a retrospective basis. This guidance will be effective for our fiscal year beginning on April 1, 2011 with earlier application permitted for our fiscal year beginning April 1, 2010. We will not early adopt the new guidance and do not expect the adoption to have a significant impact on its financial condition or results of operations.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
Item 6. Directors, Senior Management and Employees
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of March 31, 2010.

Directors and Executive Officers	Age	Position/Title
Hui Kung Ka (Xiaogong Jia)	60	Chairman of the board of directors
Wai Chau Lin (Weizhou Lian)	45	Director and chief executive officer
Thomas Gurnee (1) (2)	58	Independent director
Zuyun Xue (1)	46	Independent director
Yifeng Shen (1)	46	Independent director
Yinhua Chen	46	Director
Derek Palaschuk	46	Chief financial officer

(1)	Member of the audit committee of our board of directors. Mr. Gurnee is the chairman of the audit committee.

(2)	Member of the compensation committee of our board of directors.

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
Mr. Wai Chau Lin, who is also referred to as Weizhou Lian, which is a transliteration of the Mandarin Chinese version of his name, is one of our founders and has served as a director and our chief executive officer since our inception in June 1996. He has over 21 years of experience in China’s IT industry. Prior to founding our company, Mr. Lin held various positions, including technology department manager, sales department manager, vice general manager and general manager, of Xiamen Xindeco Computer Company from 1985 to 1996. Mr. Lin has won various industry awards, including Fujian Outstanding Young Entrepreneur award, Xiamen Outstanding Young Entrepreneur Award and Fujian Software Talent Award. He served as the vice-president of Xiamen Youth Chamber of Commerce and currently serves as a representative of the People’s Congress for the Siming District, Xiamen. Mr. Lin had been a visiting professor at the Software School of Xiamen University. Mr. Lin received his bachelor’s degree in computer science from Fudan University.
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

Ms. Chen Yinhua has served as a director since April 2008 and as the Director of our Business Division since November 1996. Ms. Chen has more than 20 years of experience in project review and evaluation and overseas purchasing of equipment in the IT industry. Prior to joining Longtop, Ms. Chen worked with Xiamen Southeast Computer and served as its software development engineer, Deputy Director of Technology Division, Deputy Director of R&D Division and Executive Assistant. Prior to Xiamen Southeast Computer, Ms. Chen was a teaching staff and researcher at the Department of Computer Science of Fuzhou University. Ms. Chen holds her bachelor’s degree in computer science from Fuzhou University.
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
B. Compensation of Directors and Executive Officers
For the year ended March 31, 2010, we paid an aggregate of approximately $359,000 in cash compensation to our Chairman, CEO, CFO and executive director and we paid an aggregate of approximately $107,000 in cash compensation to our non-executive directors. During the year ended March 31, 2010, we granted a total of 25,000 restricted share units, vesting over four years, to our directors and executive officers.
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
In connection with our initial public offering, Well Active was instructed by certain holders to sell in such offering 1,125,000 ADS in the aggregate. Effective upon consummation of our initial public offering, Well Active cancelled all the purchase related promissory notes and accrued interest for 4,790,550 shares which resulted in share-based compensation expense of $24.8 million during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related promissory notes and accrued interest. No amounts under promissory notes were due by employees to Well Active as of March 31, 2009 and 2010.
Issuance of Stock Options and Restricted Share Units
As of March 31, 2010, we had reserved 8,550,000 ordinary shares for issuance of stock options and restricted share units to some of our employees, directors and consultants. From the inception of our 2005 Plan through March 31, 2010, 4,372,740 options to purchase ordinary shares had been granted, of which 1,179,900 stock options had been forfeited, and 1,780,650 restricted share units had been granted, of which 97,150 restricted share units had been forfeited.
The following table summarizes, as of March 31, 2010, the stock options granted under our 2005 plan to several of our directors and executive officers.

	Ordinary Shares
	Underlying
	Options/	Number of Ordinary Shares	Exercise
	Share Interests	Underlying Options/Share	Price	Date of	Date of
Name	Granted	Interests Granted	($/Share)	Grant	Expiration

Wai Chau Lin	Options	*	6.43	March 28, 2007	March 28, 2012

Thomas Gurnee	Options	*	6.43	January 17, 2007	January 17, 2012

Derek Palaschuk	Options	*	3.68	September 11, 2006	September 11, 2011

*	Less than 1% of our total outstanding voting securities.

The following table summarizes, as of March 31, 2010, the restricted share units granted under our 2005 plan to our directors and executive officers:

Restricted
	Share		End of Vesting
Name	Units Granted	Date of Grant	Period

Yifeng Shen	*	November 15, 2008	November 14, 2010

Thomas Gurnee	*	February 3, 2010	February 3, 2014

*	Less than 1% of our total outstanding voting securities.
The following paragraphs describe the principal terms of the 2005 plan.
Types of Awards. We may grant the following types of awards under our 2005 plan:
•	options to purchase our ordinary shares;
•	restricted share units, which (1) may not be transferred until the end of the applicable period of restriction established by the committee under the 2005 plan and specified in the award agreement, (2) may be subject to such other conditions and/or restrictions as shall be imposed by the committee under the 2005 plan, and (3) when vested, may be paid in cash, ordinary shares or a combination of cash or ordinary shares as determined by the committee under the 2005 plan; or
•	any other instruments as deemed appropriate by the committee under the 2005 plan.
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

C. Board Practices
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
D. Employees
The following table sets forth the number of our employees and contractors categorized by function as of the dates indicated:

	March 31, 2008		March 31, 2009		March 31, 2010
Software development	913		1,310		2,492

Revenue other services	253		559		747

Research and Development	164		208		279

Sales and Marketing	129		287		437

General and Administration	200		238		303

Total	1,659	*	2,602	**	4,258	***

*	This number includes 1,496 contracted employees provided by Xiamen Longtop Human Resource Services Co., Ltd, an unrelated party, pursuant to a human resource service agreement with us. Pursuant to this agreement we have agreed to pay a monthly service fee to Xiamen Longtop Human Resource Services Co., Ltd to cover the cost of those contracted employees as well as operational expenses. From a management point of view, we consider these 1,496 persons to be our employees.

**	This number includes 2,039, 35 and 57 contracted employees, respectively, provided by Xiamen Longtop Human Resource Services Co., Ltd, Beijing Foreign Enterprise Human Resources Service Co., Ltd., or Beijing FESCO, and Randstad Shanghai Temporary Staffing, each an unrelated party, pursuant to human resource service agreements with us. Pursuant to these agreements, we have agreed to pay a monthly service fee to Xiamen Longtop Human Resource Services Co., Ltd., Beijing FESCO, and Randstad Shanghai Temporary Staffing to cover the cost of those contracted employees as well as operational expenses. From a management point of view, we consider these 2,131 persons to be our employees.

***	This number includes 3,235, 79, 62, 31 and 6 contracted employees, respectively, provided by Xiamen Longtop Human Resource Services Co., Ltd, Beijing FESCO, Randstad Shanghai Temporary Staffing, China International Intellectech (Shanghai) Corporation, and China Star Corporation for International Economic and Technical Cooperation, pursuant to human resource service agreements with us. Pursuant to these agreements, we have agreed to pay a monthly service fee to these companies to cover the cost of those contracted employees as well as operational expenses. From a management point of view, we consider these 3,413 persons to be our employees.
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
E. Share Ownership
Please see Item 7.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 21, 2010 (except as otherwise indicated in the table or the notes thereto) by (i) each of our directors and executive officers and (ii) each person known to us to own beneficially more than 5.0% of our ordinary shares:
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

	Number of Ordinary Shares	Percentage of Shares
Major Shareholders	Beneficially Owned	Beneficially Owned*

Directors and Executive Officers:
Hiu Kung Ka (1)	12,740,982	22.6%
Wai Chau Lin (2)	4,180,000	7.4%
Derek Palaschuk	—	—
Thomas Gurnee	—	—
Zuyun Xue	—	—
Yinhua Chen	—	—
Yifeng Shen	—	—

Major Shareholders:
Bloomwell International Limited (3)	10,366,682	18.3%
Goldin International Limited (4)	2,374,300	4.2%
Concentra Holdings Limited (5)	1,220,000	2.1%
Prime Peak Limited (6)	2,960,000	5.3%
Well Active International Limited (7)	3,426,682	6.1%
Tiger Global Management, LLC (8)	3,399,490	6.0%
Stephen F. Mandel, Jr. (9)	3,093,594	5.5%
FMR LLC (10)	8,308,722	14.7%
Power Extra (PTC) Limited (11)	3,000,000	5.3%

-	Less than 1%.

*	The calculations in the table above are based on 56,427,838 ordinary shares outstanding as of June 21, 2010:

(1)	The 12,740,982 ordinary shares beneficially owned by Mr. Ka, include (i) 3,940,000 ordinary shares held by Bloomwell International Limited, or Bloomwell, a British Virgin Islands company wholly-owned by Mr. Ka, (ii) 2,374,300 ordinary shares held by Goldin International Limited, or Goldin, a British Virgin Islands company wholly owned by Mr. Ka (of which 474,300 ordinary shares are represented by 474,300 ADSs), (iii) 3,426,682 ordinary shares held of record by Well Active International Limited, or Well Active, for issuance pursuant to our share incentive plan (including ordinary shares represented by ADSs) and (iv) 3,000,000 ordinary shares held of record by a nominee of Power Extra (PCT) Limited, or Power Extra, a British Virgin Islands corporation that is the sole trustee of The Sunshine Trust, or the Trust, for the purpose of holding and granting these 3,000,000 ordinary shares from time to time to our previous and existing employees and consultants who are or become beneficiaries of the Trust. The board of directors of Power Extra consists of three of our employees who administer the Trust at the direction of Mr. Ka. Well Active is owned by Yingling Li, Zulian Zhang and Ni Chen, as nominees. See also note (7) to this table below. Mr. Ka disclaims beneficial ownership of the 3,940,000 ordinary shares held by Bloomwell, and the 2,374,300 ordinary shares held by Goldin, except to the extent of his pecuniary interest in these ordinary shares, and the 3,426,682 ordinary shares held of record by Well Active, and the 3,000,000 ordinary shares held of record by the nominee of Power Extra. The business address of Mr. Ka is Flat A, 10/F, Block 8, City Garden, 233 Electric Road, North Point, Hong Kong.

(2)	Includes 1,220,000 ordinary shares held by Concentra Holdings Limited, or Concentra, a British Virgin Islands company wholly-owned by Mr. Lin, and 2,960,000 ordinary shares held by Prime Peak Limited, or Prime Peak, a British Virgin Islands company wholly-owned by Mr. Lin (of which 680,000 ordinary shares are represented by 680,000 ADSs). The residence address of Mr. Lin is Flat C, 32/F, Block 8, Aldrich Garden 2, 2 OI Lai Street, Shaukiwan, Hong Kong.

(3)	Bloomwell International Limited, a British Virgin Islands company, is wholly-owned by Hiu Kung Ka. The registered address of Bloomwell International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(4)	Goldin International Limited, a British Virgin Islands company, is wholly-owned by Hiu Kung Ka. The registered address of Goldin International Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(5)	Concentra Holdings Limited, a British Virgin Islands company, is wholly-owned by Wai Chau Lin. The registered address of Concentra Holdings Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(6)	Prime Peak Limited, a British Virgin Islands company, is wholly-owned by Wai Chau Lin. The registered address of Prime Peak Limited is OMC Chambers, P.O. Box 3152 Road Town, Tortola British Virgin Islands.

(7)	Well Active International Limited, a British Virgin Islands company, holds ordinary shares for certain employees of our company. Well Active is owned by Yingling Li, Zulian Zhang and Ni Chen, as nominees holding the shares on behalf of Bloomwell International Limited, a company wholly-owned by Mr. Hiu Kung Ka. See also note (1) to this table above. The registered address of Well Active International Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Shareholding information for Tiger Global Management, LLC is provided as of January 19, 2010, based upon the public filings of Tiger Global Management, LLC, and consists of (i) 1,521,789 ordinary shares (represented by 1,521,789 ADSs) directly owned by Tiger Global Private Investment Partners III, L.P., (ii) 946,060 ordinary shares (represented by 946,060 ADSs) directly owned by Tiger Global Private Investment Partners IV, L.P., (iii) 525,369 ordinary shares (represented by 525,369 ADSs) directly owned by Tiger Global, L.P., (iv) 19,741 ordinary shares (represented by 19,741 ADSs) directly owned by Tiger Global II, L.P., and (v) 386,531 ordinary shares (represented by 386,531 ADSs) directly owned by Tiger Global Master Fund, L.P. Tiger Global Management, LLC is the investment manager of each of Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Tiger Global L.P., Tiger Global II L.P., and Tiger Global Master Fund, L.P. Charles P. Coleman III is the managing member of Tiger Global Management, LLC. The business address of Tiger Global Management, LLC is 101 Park Avenue, 48th Floor, New York, NY 10178.

(9)	Shareholding information for Stephen F. Mandel, Jr. is provided as of March 25, 2010, based upon the public filings of Stephen F. Mandel, Jr., and consists of (i) 47,772 ordinary shares (represented by ADSs) directly owned by Lone Spruce, L.P., (ii) 104,831 ordinary shares (represented by ADSs) directly owned by Lone Balsam, L.P., (iii) 87,578 ordinary shares (represented by ADSs) directly owned by Lone Sequoia, L.P., (iv) 526,356 ordinary shares (represented by ADSs) directly owned by Lone Redwood, L.P., (v) 813,169 ordinary shares (represented by ADSs) directly owned by Lone Dragon Pine, L.P., (vi) 476,673 ordinary shares (represented by ADSs) directly owned by Lone Picea, L.P. and (vii) 1,037,215 ordinary shares (represented by ADSs) beneficially owned by Lone Pine Capital LLC, which serves as investment manager to Lone Cypress, Ltd., Lone Cedar, Ltd., Lone Pinon, Ltd. and Lone Himalayan Pine Master Fund, Ltd. Lone Pine Associates LLC is the general partner of Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P. and Lone Redwood, L.P. Lone Pine Members is the general partner of Long Dragon Pine, L.P. and Lone Picea, L.P. Stephen F. Mandel, Jr. is the managing member of each of Lone Pine Associates LLC, Lone Pine Members LLC and Lone Pine Capital LLC. The business address for Stephen F. Mandel, Jr. is Two Greenwich Plaza, Greenwich, Connecticut 06830.

(10)	Shareholding information for FMR LLC is provided as of December 31, 2009, based upon the public filing of FMR LLC, and consists of (i) 7,738,136 ordinary shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment advisor, (ii) 567,586 ordinary shares beneficially owned by Strategic Advisors, Inc., a wholly-owned subsidiary of FMR LLC and an investment advisor to individuals, and (iii) 3,000 ordinary shares beneficially owned by Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC, a bank and an investment manager of institutional accounts. The 7,738,136 ordinary shares beneficially owned by Fidelity Management & Research Company consists of shares beneficially owned by various investment companies that it advises, including 4,261,208 ordinary shares beneficially owned by Fidelity Variable Insurance Products Mid Cap Portfolio. Edward C. Johnson 3d is the Chairman of FMR LLC and members of his family, through share ownership and a shareholder’s voting agreement, may be deemed to form a controlling group with respect to FMR LLC. The business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(11)	The registered address of Power Extra (PTC) Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions
Cancellation of Well Active Promissory Notes.
In February 2006, with our approval, Bloomwell, which is controlled by Hiu Kung Ka, our Chairman, transferred 6,000,000 of its ordinary shares to Well Active, which holds the shares for issuance under our share incentive plan. Well Active is owned by three of our employees who act as nominee shareholders at the direction of Mr. Ka. In November 2006, we cancelled, with the agreement of the various holders, 4,890,750 RSU equity awards, which had been previously issued by us and were all the RSUs then outstanding. At the same time, Well Active granted to the holders of the RSUs whose RSUs had been cancelled interests in 4,890,750 ordinary shares of our company, at a cost to the recipient of $4.83 per ordinary share, with immediate vesting and without resale restrictions, and granted interests in 30,000 ordinary shares without any cost to the recipient. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each of the holders a promissory note in the amount of $4.83 per ordinary share, with interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted to employees of our company interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of our company, and received a promissory note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary shares on the grant date over the amount of the promissory notes. As a result of these grants, during the year ended December 31, 2006, we recorded $2.9 million compensation expense, as Bloomwell was considered a significant shareholder of our company. In October 2007, Well Active cancelled the promissory notes and accrued interest with respect to 4,790,550 of the ordinary shares, which resulted in our recording share-based compensation expense of $24.8 million during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active. No amounts under promissory notes were due by employees to Well Active as of March 31, 2008, 2009 or 2010.
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
Also, prior to the LTI spin-off, we issued to LTI employees options to purchase 581,850 of our ordinary shares at an exercise price of $6.43 per share, of which 108,980 options remain outstanding as of March 31, 2010.
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
To the extent LTI or our shareholders do not satisfy the obligations to the LTI US Founders or the Former Minecode Members, we will be liable. However, as we have transferred to LTI all cash and shares required to satisfy the associated obligations, we believe that our incurrence of any further liability in conjunction with those guarantees is remote. As of March 31, 2010, with respect to LTI we have no contingent obligations for the issuance of ordinary shares and we have no contingent obligations for cash payments except for $78,000, which was paid by LTI subsequent to March 31, 2010.
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

Prior to our distribution of LTI to our shareholders, we had issued to LTI employees options to purchase 581,850 ordinary shares of our company at a $6.43 per share exercise. At March 31, 2009 and March 31, 2010, 154,325 and 108,980, respectively, of the options issued to LTI employees were outstanding. As of March 31, 2010, we have no contingent obligations related to LTI for the issue of ordinary shares.
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
In March 2009, we amended the September 24, 2007 management and services agreement with LTI. Under the amendment, (i) effective from January 1, 2009, we reduced our fixed management fee from $25,000 to $1,000 per month for our basic accounting services, and (ii) effective from April 1, 2008, we charge LTI and its affiliates for our outsourcing delivery services at a rate equal to our cost plus a 5% markup. The 5% markup excludes business taxes which would be charged by us to LTI separately. Our cost includes allocated direct overhead and direct department costs but excludes share based compensation and is calculated based on our allocated general and administrative expenses plus a 15% markup.
Other services revenue for the years ended March 31, 2008, 2009 and 2010 include $125,000, $1,936,000 and $2,814,000, respectively, for services provided by Longtop to LTI. The amount due from related parties of $1,029,000 at March 31, 2010 is due from LTI for services provided by us. The amounts due to related parties of $17,000 and $156,000 at March 31, 2009 and March 31, 2010 is due to LTI for travel expenses paid on our behalf. Balances due to related parties are unsecured, interest-free and have no fixed repayment terms.
As of the date of this annual report, (i) one of our Vice Presidents and two of our directors also serve on LTI’s board of directors, including Hiu Kung Ka, our chairman, and Wai Chau Lin, our chief executive officer who also serves as LTI’s chairman; and (ii) Derek Palaschuk, our chief financial officer, who also serves as the secretary of LTI.
On June 1, 2010, Bloomwell, which is wholly-owned by Mr. Hiu Kung Ka, Chairman of our board of directors, transferred 3,000,000 ordinary shares of our company to a nominee of Power Extra (PTC) Limited, or Power Extra, a British Virgin Islands corporation that is the sole trustee of The Sunshine Trust, or the Trust. The Trust was established for the purpose of holding and gifting these ordinary shares from time to time to persons including our current employees who are or may become beneficiaries of the Trust. The board of directors of Power Extra consists of three of our employees who administer the Trust at the direction of Mr. Hiu Kung Ka.
Item 8. Financial Information
Consolidated Financial Statements and Other Financial Information
See Item 18. “Financial Statements” and our audited consolidated financial statements filed as part of this annual report.
Legal Proceedings
We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.08 and $0.03 per share, respectively, for 2004 and 2005. We recently made certain dividend distributions to our shareholders consisting of approximately $2.8 million in cash, $12.2 million in net assets and 728,973 ordinary shares of our company in connection with our disposition of LTI. Also see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The LTI Spin-Off and Related Arrangements.”
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
Significant Changes
No significant change has occurred since March 31, 2010, the date of the audited consolidated financial statements included in this annual report, other than those listed in Item 19, “Exhibits” and as described below:
Item 9. The Offer and Listing
Offer and Listing Details
General
Our ADSs trade on the New York Stock Exchange under the symbol “LFT.” The depositary for our ADSs is Deutsche Bank Trust Company Americas. As of May 31, 2010, there were a total of 41,455,949 ADSs outstanding.
Trading on the New York Stock Exchange
Public trading of our ADSs commenced on October 25, 2007. Each ADS represents one of our ordinary shares.
For the fiscal year ended March 31, 2010, the last reported sale prices for our ADSs on the New York Stock Exchange ranged from a high of $40.94 to a low of $20.94 per ADS. For the fiscal year ended March 31, 2009, the last reported sale prices for our ADSs on the New York Stock Exchange ranged from a high of $21.67 to a low of $11.08 per ADS.

The table below sets forth, for the periods indicated, the high and low last reported sale prices for our ADSs on the New York Stock Exchange, during the period indicated.

	High	Low
	US$	US$
Most Recent Fiscal Quarters
July 1, 2010 through July 15, 2010 (partial quarter)	33.81	31.60
April 1, 2010 through June 30, 2010	37.85	28.83
January 1, 2010 through March 31, 2010	40.94	30.22
October 1, 2009 through December 31, 2009	38.40	26.50
July 1, 2009 through September 30, 2009	31.57	22.61
April 1, 2009 through June 30, 2009	30.00	20.94
January 1, 2009 through March 31, 2009	21.67	13.53
October 1, 2008 through December 31, 2008	16.35	11.08
July 1, 2008 through September 30, 2008	19.00	13.51
April 1, 2008 through June 30, 2008	20.45	16.56
January 1, 2008 through March 31, 2008	22.99	14.32
October 25, 2007 (commencement of trading) through December 31, 2008	29.95	20.30

Most Recent Six Months
July 2010 (through July 15)	33.81	31.60
June 2010	35.50	29.29
May 2010	34.55	28.83
April 2010	37.85	34.15
March 2010	36.87	30.22
February 2010	35.14	31.32
January 2010	40.94	34.66
On July 15, 2010, the last sale price per ADS on the New York Stock Exchange was $31.76.
Item 10. Additional Information
Memorandum and Articles of Association
The information called for by Item 10B “Memorandum and Articles of Association” is incorporated by reference to the information under the heading “Description of Share Capital — Ordinary Shares and Differences in Corporate Law” in our Registration Statement on Form F-3 (file no. 333-163137), as filed with the SEC on November 16, 2009.
Material Contracts
We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business, or other than those listed in Item 19, “Exhibits” and described elsewhere in this annual report, and as described below.
Exchange Controls
The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China, or SAFE. In addition, the aggregate of (i) the balance of an foreign-invested enterprise’s short-term loans from outside China, (ii) the cumulative medium / long-term loans from outside China, and (iii) the balance of the loans guaranteed by any entity or individual outside China, shall not exceed the difference of the foreign-invested enterprise’s total investment and registered capital.
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
Treatment of a Holder of our ADSs as a Holder of the Underlying Ordinary Shares
If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. You may not, however, be treated as the holder of the underlying shares because you may not have all the material indicia of beneficial ownership (such as full voting rights, entitlement to dividends and the ability to freely exchange the ADSs for the underlying shares) of the underlying ordinary shares. Specifically, you may not have the ability to vote the ordinary shares underlying the ADSs in certain circumstances. See “Item 12. Description of Securities Other than Equity Securities – American Depositary Shares.” If you are not properly treated as the holder of the underlying ordinary shares represented by the ADSs, dividends received from us may not be treated as dividends for U.S. federal income tax purposes and then, accordingly, the lower tax rate with respect to qualified dividend income (discussed below) would not be available.

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
Passive Foreign Investment Company
For the reasons described below, at this time it is not possible to predict with reasonable certainty whether we will be a PFIC for U.S. federal income tax purposes for the current taxable year ended March 31, 2011. That determination cannot be made until the close of such year.
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
Item 11. Quantitative and Qualitative Disclosure About Market Risk
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
Foreign Exchange Risk
Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through private placements and ordinary shares, represented by ADSs, in our initial public offering and follow-on public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.4%, 7.0%, 6.9% and 0.1% in 2006, 2007, 2008 and 2009, respectively. Nonetheless, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering or our follow-on public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of $62 million as of March 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.8258 as of March 31, 2010, this cash balance would have been RMB 423 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB 419 million as of March 31, 2010. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12. Description of Securities Other Than Equity Securities
American Depositary Shares
Under the Deposit Agreement with our ADS depositary, Deutsche Bank Trust Company Americas, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.50 (previously US$3.0) per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses.
•	Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository: an annual fee of $1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)
•	Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges
•	Cable, telex, electronic transmission and delivery expenses
•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable)
•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and
•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time
In the case of cash distributions, fees are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.
In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.
If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or we may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.
The fees described above may be amended from time to time.
The depositary has agreed to pay for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses, stock exchange application, listing fees and other expenses associated with being a publicly listed company. During the year ended March 31, 2010, the depositary paid $944,267 in such expenses related to the establishment and maintenance of the ADR program.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Use of Proceeds
The initial public offering of our ADSs by us and certain selling shareholders, pursuant to a registration statement on Form F-1 (File No. 333-146437), closed on October 29, 2007. The registration statement was declared effective by the SEC on October 23, 2007. We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $146.5 million from the offering and sale by Longtop of 8,999,675 ADSs. None of the transaction expenses included payments to our directors, executive officers, persons owning 10% or more of our equity securities or our affiliates. Goldman Sachs (Asia) L.L.C, Deutsche Bank Securities, Inc., and Jefferies & Company, Inc. were the underwriters for the offering. We did not receive any proceeds from the sale of our ADSs by the selling shareholders. On October 5, 2007, we declared a $30 million cash dividend payable to our shareholders as of that date, subject to completion our initial public offering. In November 2007, we paid the dividend to our shareholders as of October 5, 2007, using proceeds from the initial public offering.
On November 23, 2009, we closed a follow-on public offering of our 4,255,000 ADSs (including shares sold pursuant to the underwriters’ exercise in full of their over-allotment option) pursuant to the take-down from an automatic shelf registration on Form F-3 (File No. 333-163137) of ADSs representing ordinary shares. We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $126.6 million from the offering and sale in the offering of the ADSs, all of which were offered and sold by us, at a price to the public of $31.25 per ADS. None of the transaction expenses included payments to our directors, executive officers, persons owning 10% or more of our equity securities or our affiliates. Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc were the co-managing underwriters for the offering. The net proceeds from the offering had not been used as of March 31, 2010 and have been designated for general corporate purposes and acquisitions.

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, or Exchange Act, our management, including Wai Chau Lin, our chief executive officer, and Derek Palaschuk, our chief financial officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) under the Exchange Act, as of March 31, 2010. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report on Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. Based on this evaluation, our management, including our chief executive officer and our chief financial officer, concluded that, as of the end of the year covered by this annual report, our disclosure controls and procedures were effective, at a reasonable level of assurance, to assure that information required to be disclosed in reports filed by us with the SEC is recorded, processed, summarized and reported within the time periods specified by Rule 13a-15(b) rules and the SEC forms and to assure that information required to be disclosed is accumulated and communicated to management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010. Our management has reviewed its assessment with our audit committee. Our management excluded from our assessment the internal control over financial reporting at Beijing Giantstone Information Technology Co., Limited (“Giantstone”), which was acquired on January 15, 2010, and whose financial statements constitute 16.6 percent and 14.5 percent of net and total assets, respectively, 0.0 percent of revenues, and -3.2 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2010.
The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., our independent public accountants, as stated in their report which appears below.
Report of Independent Registered Public Accounting Firm
To The Board of Directors and Shareholders of Longtop Financial Technologies Limited
We have audited the internal control over financial reporting of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Beijing Giantstone Information Technology Co., Limited (“Giantstone”), which was acquired on January 15, 2010, and whose financial statements constitute 16.6 percent and 14.5 percent of net and total assets, respectively, 0.0 percent of revenues, and -3.2 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Giantstone. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2010 of the Company and our report dated July 16, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the adoption of a new accounting standard.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
July 16, 2010
Limitations on Controls
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

Changes in Internal Control over Financial Reporting
As required by Rule 13a-15(d), under the Securities Exchange Act of 1934, our management, including our chief executive officer and our chief financial officer, conducted an evaluation of our internal control over financial reporting. There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
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
Item 16B. Code of Ethics
Our board of directors has adopted a code of business conduct and ethics, a copy of which is incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2008. In addition, our code of business conduct and ethics is posted on our website at www.longtop.com under the “Investor Center” page.
Item 16C. Principal Accountant Fees and Services.
Deloitte Touche Tohmatsu CPA Ltd. have acted as the independent public accountants of our company and its subsidiaries the years ended March 31, 2008, 2009 and 2010, respectively. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the periods indicated.

	Year Ended March 31
	2008	2009	2010
	($ in thousands)
Audit Fees (1)	571	1,252	1,245
Audit-Related Fees	—	6	60
Tax Consultancy Fees (2)	30	29	49

Total	601	1,287	1,354

(1)	“Audit Fees” are the aggregate fees billed or to be billed by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our consolidated annual financial statements and review of our quarterly financial statements.

(2)	“Tax Consultancy Fees” primarily relate to fees paid for review of certain tax treatments in the PRC including compliance with the new PRC tax laws.
Our audit committee is responsible for the retention of our independent registered public accounting firm. Our audit committee has adopted an audit committee charter that includes the committee’s rules of procedure. The audit committee’s rules of procedure provide for a process with respect to the prior approval of all non-audit services to be performed by our independent auditors. Our audit committee reports to our board of directors regarding the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies related to the adequacy of our internal accounting controls.

During the years ended March 31, 2009 and 2010 our audit committee pre-approved all of the audit-related and tax consultancy services provided to us by Deloitte Touche Tohmatsu CPA Ltd.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a foreign private issuer with shares listed on the New York Stock Exchange, or the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements.
We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are ways in which our current corporate governance practices, as permitted by our charter documents and applicable law, differ from NYSE corporate governance requirements:
•	The majority of our board of directors is not comprised of independent directors.

•	Our board of directors does not have a nominating/corporate governance committee.
PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
Our consolidated financial statements are included at the end of this annual report.
Item 19. Exhibits

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

4.1
Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay IT financial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of November 5, 2004 (incorporated by reference to Exhibit 4.4 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.2
Nominee Agreement between Bloomwell International Limited, Well Active International Limited and Weijie Zhang, Yingling Li, and Ni Chen, dated as of February 16, 2006 (incorporated by reference to Exhibit 4.5 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.3
Form of Purchase Agreement for Ordinary Shares between Well Active International Limited and grantees of ordinary shares of Longtop Financial Technologies (BVI) Limited (incorporated by reference to Exhibit 4.6 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.4
Series A Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P. and other individuals, dated as of June 7, 2006 (incorporated by reference to Exhibit 4.7 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.5
First Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay IT financial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of June 13, 2006 (incorporated by reference to Exhibit 4.8 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.6
Second Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay IT financial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka, Wai Chau Lin and Cathay Capital Holdings, L.P., dated as of December 19, 2006 (incorporated by reference to Exhibit 4.9 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.7
Amended and Restated Investors’ Rights Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay IT financial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.10 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.8
Series B Preferred Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners IV, L.P. and other individuals, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.11 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.9
Amended and Restated First Refusal and Co-sale Agreement among Longtop Financial Technologies (BVI) Limited, Tiger Global Private Investment Partners III, L.P., Tiger Global Private Investment Partners IV, L.P., Cathay IT financial Services Ltd. and other individuals as Investors, and Well Active International Limited, Bloomwell International Limited and Concentra Holdings Limited as Ordinary Shareholders, dated as of December 19, 2006 (incorporated by reference to Exhibit 4.12 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.10
Third Supplement to the Subscription and Shareholders Agreement among Longtop Financial Technologies (BVI) Limited, Cathay IT financial Services Ltd., Bloomwell International Limited, Concentra Holdings Limited, Hiu Kung Ka and Cathay Capital Holdings, L.P., dated as of June 14, 2007 (incorporated by reference to Exhibit 4.13 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.11
Waiver of and Agreement to Terminate Certain Provisions of Subscription Agreement, among Longtop Financial Technologies (BVI) Limited, Cathay IT financial Services Limited, Cathay Capital Holdings, holders of preferred shares and holders of ordinary shares, dated as of June 18, 2007 (incorporated by reference to Exhibit 4.14 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.12
Contribution and Amendment Agreement between the Registrant and Longtop Financial Technologies (BVI) Limited, dated as of September 5, 2007 (incorporated by reference to Exhibit 4.15 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.13
First Amendment to Share Transfer Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald, World Longevity Technology and Science Foundation Limited, Longtop International Holdings Limited and Well Active International Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.16 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.14
Share Purchase Agreement among the Registrant, Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang, World Longevity Technology and Science Foundation Limited and Longtop International Holdings Limited, dated as of September 12, 2007 (incorporated by reference to Exhibit 4.17 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.15
Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited, dated as of September 24, 2007 (incorporated by reference to Exhibit 4.18 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.16
2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.17
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 to Amendment No.  1 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 9, 2007).

4.18
English translation of Form of Employment Agreement between Xiamen Longtop System Co., Ltd. and certain executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to Amendment No.  2 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 19, 2007).

4.19
Asset Transfer Agreement among FEnet Co., Ltd., Deng Xinping and Longtop Financial Technologies (BVI) Limited, dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.4 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.20
English translation of Business and Asset Transfer Agreement between Xiamen Longtop System Co., Ltd. and Guangzhou FEnet Software Co., Ltd., dated as of May 31, 2007 and supplementary agreement, dated as of July 15, 2007 (incorporated by reference to Exhibit 10.5 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.21
Share Purchase Agreement between Longtop Financial Technologies (BVI) Limited and Wisdom Legend Investment Limited regarding purchase of shares in Grand Legend Holdings limited, dated as of June 20, 2006 (incorporated by reference to Exhibit 10.6 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.22
Minecode LLC Limited Liability Company Interest Purchase Agreement among Pradyumna Kumar Samal, Rakesh Kumar Garg and Manish Samadarshi Prasad as Sellers and Longtop International Inc. as Purchaser, dated as of February 14, 2007 (incorporated by reference to Exhibit 10.7 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.23
Subscription and Shareholders Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, Shuangjian Chen, Yufeng Liang and Neil Fitzgerald as Shareholders and Longtop International Holdings Limited, dated as of February 28, 2006 (incorporated by reference to Exhibit 10.8 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.24
Share Transfer Agreement relating to Longtop International Holdings Limited among Longtop Financial Technologies (BVI) Limited, World Longevity Technology and Science Foundation Limited, Shuangjian Chen, Yufeng Liang, Neil Fitzgerald and Longtop International Holdings Limited, dated as of January 3, 2007 (incorporated by reference to Exhibit 10.9 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.25
Distribution Agreement and Waiver and Consent of Shareholders among Longtop Financial Technologies (BVI) Limited, Longtop International Holdings Limited, holders of preferred shares and holders of ordinary shares, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.10 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.26
Capital Contribution Agreement between Longtop Financial Technologies (BVI) Limited and Longtop International Holdings Limited, dated as of July 2, 2007 (incorporated by reference to Exhibit 10.11 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.27
English translation of Collaboration Agreement between Xiamen Longtop System Co., Ltd. and Computer College of National University of Defense Technology, dated as of November 29, 2002 and its supplemental agreements, dated as of August 10, 2005 and June 18, 2007 (incorporated by reference to Exhibit 10.12 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

4.28
English translation of lease contracts for the Registrant’s principal executive offices in Xiamen, Fujian province, dated as of November 17, 2005, and supplementary lease contracts dated as of March 10, 2006 (incorporated by reference to Exhibit 10.13 to the company’s Registration Statement on Form F-1 (file no. 333-146437) filed with the Securities and Exchange Commission on October 2, 2007).

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

4.31
Addendum to Management and Service Agreement between Longtop Financial Technologies Limited and Longtop International Holdings Limited (incorporated by reference to Exhibit 4.31 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2010).

4.32
English Translation of Offshore Asset Transfer Agreement dated April, 1, 2009 between Longtop Financial Technologies (BVI) Limited and Fully Pacific Limited, in connection with the company’s acquisition of Sysnet (incorporated by reference to Exhibit 4.32 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2010).

4.33
English translation of Onshore Share Transfer Agreement dated April 1, 2009 between Longtop Financial Technologies Limited and Zhongqing Chuangyi Investment & Management Co., Ltd., in connection with the company’s acquisition of Sysnet (incorporated by reference to Exhibit 4.33 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2010).

4.34	Supplementary Agreement dated October 14, 2009 among Longtop Financial Technologies (BVI) Limited, Fully Pacific Ltd. (BVI) and Shen Xiwu, in connection with the company’s acquisition of Sysnet.

4.35
Equity Transfer Agreement dated December 18, 2009 among Xiamen Longtop System Co. Ltd., Tianjin Xinjie Investments Co. Ltd., Zhou Bangjian and Wang Jie, in connection with the company’s acquisition of Giantstone.

4.36	Human Resource Service Contract dated March 20, 2010 between Longtop (China) System Co. Ltd. and Xiamen Longtop Human Resource Service Co. Ltd.

8.1	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 from our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2008).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.
Date: July 16, 2010

Longtop Financial Technologies Limited
By:	/s/ Wai Chau Lin
Wai Chau Lin
Chief Executive Officer

By:	/s/ Derek Palaschuk
Derek Palaschuk
Chief Financial Officer

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LONGTOP FINANCIAL TECHNOLOGIES LIMITED
We have audited the accompanying consolidated balance sheets of Longtop Financial Technologies Limited and subsidiaries (the “Company”) as of March 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended March 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Longtop Financial Technologies Limited and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Accounting Standards Codification 740-10, “Income Taxes — Overall” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”), effective April 1, 2007.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 16, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
July 16, 2010

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2009	2010
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$238,295	$331,889
Restricted cash	463	8,904
Accounts receivable, net	29,861	65,581
Inventories	4,982	6,381
Amounts due from related parties	682	1,029
Deferred tax assets	979	250
Other current assets	4,712	13,967

Total current assets	279,974	428,001

Fixed assets, net	14,858	26,343
Prepaid land use right	5,167	5,064
Intangible assets, net	11,526	45,676
Goodwill	24,837	96,323
Deferred tax assets	1,479	1,443
Other assets	632	3,334

Total assets	$338,473	$606,184

Liabilities and equity
Current liabilities:
Short-term borrowings	$486	$169
Accounts payable	3,299	14,963
Deferred revenue	16,010	25,725
Amounts due to related parties	17	156
Deferred tax liabilities	867	1,430
Accrued and other current liabilities	23,810	44,380

Total current liabilities	44,489	86,823

Long-term liabilities:
Obligations under capital leases, net of current portion	98	—
Deferred tax liabilities	1,242	6,842
Other non-current liabilities	286	22,517

Total liabilities	46,115	116,182

Equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 56,231,188 shares issued and outstanding as of March 31, 2009 and March 31, 2010, respectively)	$510	$562
Additional paid-in capital	243,194	381,262
Retained earnings	29,451	88,542
Accumulated other comprehensive income	19,203	19,636

Total equity	292,358	490,002

Total liabilities and equity	$338,473	$606,184

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2008	2009	2010
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$55,147	$89,559	$145,200
Other services	10,769	16,737	23,857

Total revenues	65,916	106,296	169,057

Cost of revenues:
Software development	21,138	26,294	45,880
Other services	4,517	10,123	17,465

Total cost of revenues	25,655	36,417	63,345

Gross profit	40,261	69,879	105,712

Operating expenses:
Research and development	3,838	5,172	8,219
Sales and marketing	10,393	10,961	20,966
General and administrative	19,633	9,359	13,983
Impairment of goodwill	—	—	1,982

Total operating expenses	33,864	25,492	45,150

Income from operations	6,397	44,387	60,562

Other income (expenses):
Interest income	3,597	5,589	4,315
Interest expense	(886)	(250)	(777)
Other income (expense), net	(1,349)	(169)	690

Total other income	1,362	5,170	4,228

Income before income tax expense	7,759	49,557	64,790
Income tax expense	(3,539)	(6,085)	(5,699)

Income from continuing operations	4,220	43,472	59,091
Loss from discontinued operations, net of tax	(1,293)	—	—

Net income	2,927	43,472	59,091

Net income (loss) per share:
Continuing operations	$(0.01)	$0.86	$1.11
Discontinued operations	$(0.03)	$0.00	$0.00

Basic ordinary share	$(0.04)	$0.86	$1.11

Continuing operations	$0.81	$0.00	$0.00
Discontinued operations	$(0.06)	$0.00	$0.00

Basic preferred share	$0.75	$0.00	$0.00

Continuing operations	$(0.01)	$0.83	$1.07
Discontinued operations	$(0.03)	$0.00	$0.00

Diluted	$(0.04)	$0.83	$1.07

Shares used in computation of net income (loss) per share:
Basic ordinary share	38,692,405	50,545,151	53,102,841
Basic preferred share	5,767,286	—	—
Diluted	38,692,405	52,368,317	55,174,468

Includes share-based compensation related to:
Cost of revenues software development	$7,832	$1,649	$2,454
Cost of revenues other services	229	252	428
General and administrative expenses	13,964	1,871	1,944
Sales and marketing expenses	4,712	1,491	2,352
Research and development expenses	1,451	385	503
The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

	Year Ended March 31,
	2008	2009	2010
	(In U.S. dollar thousands, except share and per share data)
Ordinary shares:
Balance, beginning of period	$297	$502	$510
Issuance of ordinary shares	102	—	43
Exercise of stock options	1	7	8
Exercise of restricted share units	—	1	1
Conversion of preference shares to ordinary shares upon initial public offering	103	—	—
Repurchase and cancellation of ordinary shares	(1)	—	—

Balance, end of period	502	510	562

Additional paid-in capital:
Balance, beginning of period	19,120	234,771	243,194
Share-based compensation paid by the Company	3,377	5,648	7,681
Compensation expenses paid by shareholders	24,811	—	—
Issuance of ordinary shares, net of costs	156,138	—	126,582
Exercise of stock options	477	2,776	3,806
Exercise of restricted share units	—	(1)	(1)
Repurchase and cancellation of ordinary shares	(1,251)	—	—
Conversion of preference shares to ordinary shares upon initial public offering	47,784	—	—
Dividends	(15,685)	—	—

Balance, end of period	234,771	243,194	381,262

Subscription receivable:
Balance, beginning of period	—	—	—
Issuance of ordinary shares	321	—	—
Repayments and forgiveness	(321)	—	—

Balance, end of period	—	—	—

Retained earnings/(Accumulated deficit):
Balance, beginning of period	22,320	(14,021)	29,451
Adoption of ASC 740-10	(500)	—	—
Net income	2,927	43,472	59,091
Dividends	(38,768)	—	—

Balance, end of period	(14,021)	29,451	88,542

Accumulated other comprehensive income:
Balance, beginning of period	2,283	13,638	19,203
Cumulative translation adjustments	11,355	5,565	433

Balance, end of period	13,638	19,203	19,636

Total equity	$234,890	$292,358	$490,002

Comprehensive income:
Net income	$2,927	$43,472	$59,091
Foreign currency translation adjustment	11,355	5,565	433

Total comprehensive income	$14,282	$49,037	$59,524

	Number of Outstanding Shares

Ordinary shares
Balance, beginning of period	29,705,267	50,274,126	51,036,816
Issuance of ordinary shares	10,232,248	—	4,255,000
Conversion of preference shares to ordinary shares upon initial public offering	10,313,862	—	—
Exercise of stock options	129,999	739,725	804,777
Exercise of restricted share units	—	22,965	134,595
Repurchase and cancellation of ordinary shares	(107,250)	—	—

Balance, end of period	50,274,126	51,036,816	56,231,188

The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2008	2009	2010
	(In U.S. dollar thousands)
Cash flows from operating activities:
Net income	$2,927	$43,472	$59,091

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	28,188	5,648	7,681
Depreciation of fixed assets	1,798	2,808	3,193
Amortization of intangible assets	1,615	2,513	4,624
Provision for doubtful accounts	498	134	627
Impairment of intangible assets	393	—	2,494
Impairment of goodwill	—	—	1,982
Change in fair value of contingent consideration	—	—	447
Loss (gain) on disposal of fixed assets	(626)	268	85
Deferred income taxes	(707)	(1,354)	58

Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,856)	(6,930)	(35,080)
Inventories	(120)	(2,026)	(1,314)
Other current assets	(3,117)	165	(6,012)
Amounts due from related parties	—	(682)	(347)
Prepaid land use right	—	(5,165)	110
Other non-current assets	129	(755)	324
Other non-current liabilities	(55)	(253)	213
Accounts payable	230	(1,473)	10,312
Deferred revenue	3,794	6,049	9,693
Amounts due to related parties	—	17	139
Accrued and other current liabilities	1,293	(582)	4,604

Net cash provided by operating activities	34,384	41,854	62,924

Cash flows from investing activities:
Change in restricted cash	(3,338)	6,270	(8,441)
Proceeds from sale of fixed assets	1,260	225	—
Purchase of fixed assets	(4,575)	(10,136)	(12,970)
Purchase of intangible assets	(85)	(49)	(503)
Acquisitions, net of cash acquired	(3,824)	(10,885)	(69,873)
Deposit made on acquisition	—	—	(3,027)

Net cash used in investing activities	(10,562)	(14,575)	(94,814)

	Year Ended March 31,
	2008	2009	2010
	(In U.S. dollar thousands)
Cash flows from financing activities:
Proceeds from short-term borrowings	54,544	—	26,947
Repayment of short-term borrowings	(63,921)	—	(26,947)
Proceeds from sale of ordinary shares	157,495	—	132,969
Payment of share issuance costs	(11,025)	—	(6,344)
Dividend paid	(36,105)	—	—
Stock options exercised	478	2,783	3,814
Payment of capital lease obligations	(473)	(837)	(415)
Payment of acquisition consideration	—	—	(4,845)
Amounts due to related parties	54	(54)	—

Net cash provided by financing activities	101,047	1,892	125,179

Effect of exchange rates differences	9,737	4,598	305

Net increase in cash and cash equivalents	134,606	33,769	93,594
Cash and cash equivalents, beginning of period	69,920	204,526	238,295

Cash and cash equivalents, end of period	$204,526	$238,295	$331,889

Supplemental disclosure of cash flow information:
Income taxes paid	$3,876	$9,703	$8,928
Interest paid	$886	$308	$517

Supplemental disclosure of non-cash investing and financing activities:
Fixed assets purchased under capital leases	$771	$655	$—
Dividends paid in form of assets	$18,348	$—	$—
Ordinary shares issued for a business acquisition	$3,062	$—	$—
Consideration payable for business acquisitions	$2,404	$4,724	$39,420
The accompanying notes are an integral part of these consolidated financial statements.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
1)	Organization and principal activities
Longtop Financial Technologies Limited (“Longtop Cayman”) was incorporated in the Cayman Islands in August 2007. Longtop Financial Technologies Limited (“Longtop BVI’), formerly known as Lastest New Technology Limited, was incorporated in the British Virgin Islands on October 18, 2000. Effective September 5, 2007, Longtop Cayman entered into an agreement with the equity owners of Longtop BVI and its subsidiaries to initiate a restructuring process, whereby Longtop Cayman acquired 100% interest in Longtop BVI and its subsidiaries. This restructuring has been accounted for as a legal reorganization as there was no change in the ownership structure between Longtop BVI and Longtop Cayman.
Longtop Financial Technologies Limited and its subsidiaries (collectively, the “Company”) provides a comprehensive range of software solutions and services primarily to financial institutions in the People’s Republic of China (the “PRC”, excluding, for the purpose of these consolidated financial statements, Hong Kong, Macau and Taiwan), including the development, licensing, and support of software solutions, the provision of maintenance, support, and other services, and system integration services related to the procurement and sale of third party hardware and software.
As of March 31, 2010, the Company operates primarily through its wholly owned subsdiairies Longtop System (China) Co., Ltd. (“Longtop System”) incorporated in the PRC and Xiamen Longtop Financial Technology Management Co.,Ltd.(“XLM”) incorporated in the PRC as well as various wholly-owned subsidiaries and variable interest entities.
PRC regulations prohibit direct foreign ownership of business entities providing certain telecommunication services, such as internet services, in the PRC where certain licenses are required for the provision of such services. To comply with PRC laws and regulations, the Company engages in such activities through Xiamen Longtop Online Technology Co., Ltd. (formerly, Xiamen Bizcn Network Co., Ltd.) and its subsidiaries Xiamen Hooyoo Information Technology Co., Ltd. (“Hooyoo”) and Xiamen Reseller Order Information Technology Co., Ltd. (“Xiamen Reseller”, which was liquidated in March 2010) (collectively the “VIE” or “Longtop Online”).
In July 2008, two employees of the Company acquired the VIE on behalf, and for the exclusive benefit, of the Company. The Company funded the capital requirements of the VIE through the extension of $4,389 in interest-free loans to the equity owners.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
XLM entered into an exclusive service agreement with the VIE, wherein XLM provides technical, marketing and management consulting service to the VIE. In addition, XLM entered into a share pledge agreement and a share purchase option agreement with the equity owners. Such agreements effectively assign virtually all of the equity owners’ rights to the Company, including the right to declare dividends. The share purchase option agreement further provides XLM with the option to acquire all of the equity shares of the VIE, if and when permitted under PRC law, in an amount equal to the interest-free loan provided. The result of these series of agreements is that the equity owners have limited ability to make decisions that have a significant effect on the VIE’s operations and the Company has effectively assumed all of the economic risks and rewards of ownership associated with the VIE. As such, XLM is considered the primary beneficiary of the VIE and has included the VIE in its consolidated financial statements since July 2008.
Summary financial information of the VIE included in the accompanying consolidated financial statements is as follows:

	March 31,
	2009	2010
Total assets	$5,405	$188
Total liabilities	1,845	1,860
On October 9, 2007, the Company effected a 1.5-for-1 share split by means of a share dividend wherein holders of ordinary shares, Series A Shares and Series B Shares received an additional 0.5 share for each share held. The Series A Shares and Series B Shares remained convertible into ordinary shares at a 1:1 ratio. This share split has been retroactively reflected for the year ended March 31, 2008. The Company was listed on the New York Stock Exchange on October 25, 2007 in an initial public offering which closed on October 29, 2007.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
2)	Summary of significant accounting policies
Basis of presentation—The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Basis of consolidation—The consolidated financial statements include the financial statements of Longtop Financial Technologies Limited, its subsidiaries and VIE. All inter-company transactions and balances are eliminated upon consolidation.
Cash and cash equivalents—Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.
Restricted cash—Restricted cash consists of bank deposits pledged against short-term revolving credit facilities, outstanding letters of credit, banker’s guarantee and bank acceptance drafts granted to the Company and, where agreements existed with third parties, income taxes withheld from employees which have not been remitted.
Allowances for doubtful accounts—The allowance for doubtful accounts is determined based on an analysis of the accounts receivable aging and specifically identified accounts that may become uncollectible. Activity in the allowance for doubtful accounts was as follows:

	Year Ended March 31,
	2008	2009	2010
Balance, beginning of period	$410	$908	$1,042
Charged to costs	498	134	627
Written off	—	—	(78)

Balance, end of period	$908	$1,042	$1,591

Inventories—Inventories mainly represent computer hardware, spare parts and peripherals, and are stated at the lower of cost or market. Cost is determined by the specific identification method.
Fair value measurements—Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:
Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Concentration of credit risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with one financial institution in Hong Kong and various financial institutions in the PRC.
The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Fixed assets and depreciation—Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Buildings and renovations	5-48 years
Leasehold improvements	Shorter of lease term or the estimated useful life of the asset
Equipment and fixtures	3-5 years
Motor vehicles	5 years
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
Intangible assets—Intangible assets comprise computer software purchased from unrelated third parties, customer relationships, agent relationships, covenants not to compete, customer contracts (backlog), trade names and developed technology from acquired companies and is stated at cost less accumulated amortization. Amortization is computed using the straight-line method or, in the case of customer relationships, in accordance with estimated economic benefits, over the estimated useful lives of the assets of one to 20 years.
Goodwill—Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s business acquisitions. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of October 1.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The Company performs a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
Impairment of long-lived assets—The Company evaluates its long-lived assets, including finite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the fair value of the assets. During the years ended March 31, 2008, 2009 and 2010, the impairment of long-lived assets was $393, $185 and $2,494, respectively.
Prepaid land use right—Prepaid land use right represents operating lease prepayments of land use rights to the PRC’s land bureau and is recognized as an expense on a straight-line basis over the estimated land use right period of 48 years.
Revenue recognition—The Company’s revenue is derived from two primary sources: (i) software development revenues represent revenues from the development, customization, testing, implementation and licensing of software, consulting and post-contract customer support (“PCS”), and (ii) other services represent revenues from the maintenance of ATMs, the provision of system integration services which include assisting customers with the procurement and installation of hardware and software and other IT and technology related services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured or, in the case of software arrangements, when collectability is probable.
1) Software development services
Where the software development contracts include multiple elements, the Company allocates revenues to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. The Company’s VSOE of fair value is determined based on the price charged when the same element is sold separately, or for elements not yet being sold separately, the price established by management having the relevant authority which, once established, will not change before being sold separately. The Company defers revenue for the fair value of its undelivered elements and recognizes revenue for the remainder of the contractual arrangement fee attributable to the delivered elements when the basic criteria of software revenue recognition guidance have been met. The Company recognizes revenue on delivered elements only if: (a) any undelivered products or services are not essential to the functionality of the delivered products or services, (b) the Company has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services, (c) there is evidence of the fair value for each undelivered product or service, and (d) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered. If the only undelivered element is PCS for which the Company has established VSOE, the Company recognizes the difference between the total arrangement fee and the amount deferred for PCS as revenue upon delivery (the residual method). Where PCS revenue is deferred, the PCS revenue is recognized ratably over the PCS term.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
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
Standardized Solutions—For software development contracts that do not involve significant modification (“standardized solutions”), the Company recognizes the entire arrangement fee after the software is implemented and customer acceptance is received, assuming all other revenue recognition criteria have been met. The Company accrues the estimated cost of providing PCS at the time the revenue is recorded, as the cost of providing PCS is insignificant.
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
Revenue from PCS renewal, software testing and software consulting arrangements that are not combined with other elements is recognized ratably over the service period, assuming all other revenue recognition criteria have been met.
2) Other services
Revenue from ATM maintenance and ancillary services is recognized as services are performed or ratably over the contractual period. Costs associated with these contracts are expensed as incurred. Contract periods are generally less than one year.
Revenue from system integration services, a component of ancillary services, is recognized as services are performed and is recorded net of amounts paid to suppliers. The Company obtains manufacturers’ warranties and support for the third party hardware and software it sells. No warranty costs have been accrued at March 31, 2009 or March 31, 2010.
The Company’s subsidiaries are subject to business tax on the revenues earned for services provided in the PRC. The applicable business tax rate varies from 3% to 5%. Effective April 1, 2008, software development and other services revenues are presented net of business taxes in the consolidated statements of operations. Prior to April 1, 2008, the Company deducted business taxes from total gross revenue to arrive at net revenue. This change has been applied retrospectively. Business taxes included in revenue during the years ended March 31, 2008, 2009 and 2010 was $774, $1,296 and $2,102, respectively.
As part of the PRC government’s policy of encouraging software development in the PRC, Longtop System is entitled to a refund of value-added tax paid at a rate of 14% of the sales value of certain standardized software products. The amount of the value-added tax refund included in software development revenue was $2,654, $3,613 and $5,538 for the years ended March 31, 2008, 2009 and 2010, respectively.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Revenue in excess of billings is recorded as unbilled receivables, which is included in accounts receivable and amounted to $10,912 and $25,360 as of March 31, 2009 and 2010, respectively, net of allowances. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.
Research and Development—Research and development expenses include costs related to our research and development center and supporting departments. These costs include payroll, share-based compensation, employee benefits and other headcount-related costs, allocated overhead, purchased software costs, research related fees paid to third parties and amortization and depreciation of assets associated with research and development. Technological feasibility for the Company’s software products is reached shortly before the products are released for sale. To date, costs incurred after technological feasibility was established and prior to completion of software development have not been material, and accordingly, the Company has expensed all research and development costs when incurred.
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
The Company recognizes the impact of uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Company classifies interest and/or penalties related to uncertain tax positions in income tax expense.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Acquisitions—For acquisitions made prior to March 31, 2009, the Company records the acquired assets and assumed liabilities at their fair value at the date of acquisition, to the extent of the percentage interest acquired. Previously held equity interests and minority interests in the acquiree are recorded at historical cost. Any excess of acquisition cost over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Contingent consideration is recorded when the contingency is resolved and the consideration is issued or becomes issuable, unless the outcome of the contingency is determinable beyond a reasonable doubt. Acquisition-related costs are capitalized as part of purchase price.
For acquisitions made on and after April 1, 2009, the Company measures the consideration it transfers at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred to former owners of the acquiree, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. Contingent consideration is measured at fair value and recorded as a liabilty. The excess of (i) the total cost of acquisition, fair value of the noncontrolling interests and acquisition-date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations.
Estimates and Assumptions—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The significant estimates include time to completion in customized solutions contracts, allowances for doubtful accounts, assumptions used in calculating share-based compensation and associated forfeiture rates, useful lives of fixed assets and intangible assets, valuation allowance for deferred tax assets, impairment on long-lived assets and goodwill and fair value measurements related to business combinations, including intangible assets and contingent consideration.
Earnings per share (“EPS”)—The Company determined that its Series A and Series B convertible redeemable preferred shares outstanding prior to the completion of its initial public offering were participating securities, as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Company has used the two-class method of computing income per share through October 29, 2007, the date on which the Series A and Series B convertible redeemable preferred shares were converted into ordinary shares. Income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the year ended March 31, 2008, the application of the two-class method was more dilutive than the if-converted method. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, unless the effect is anti-dilutive.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Foreign currency translation and foreign currency risk—Longtop Financial Technologies Limited uses the United States dollar as its reporting currency and functional currency.
The financial records of the Company’s PRC subsidiaries are maintained in Renminbi (“RMB”), their functional currency and the currency of the PRC. Their balance sheets are translated into United States dollars based on the rates of exchange existing on the balance sheet date. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments are reflected as accumulated other comprehensive income in equity.
Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the rates of exchange in effect at the transaction dates. Transaction gains and losses are recognized in the statements of operations.
The RMB is not fully convertible into United States dollars or other foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The rate of exchange quoted by the People’s Bank of China on March 31, 2009 was US$1.00 = RMB6.84 and on March 31, 2010 was US$1.00 = RMB6.83. As of March 31, 2009 and March 31, 2010, the Company had RMB bank balances located in the PRC of $199,722 and $278,828, respectively.
Share-based compensation—The share-based compensation cost related to employee stock option or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period, with a corresponding addition to paid in capital. The Company estimates expected forfeitures and recognizes compensation costs only for those awards that are expected to vest.
Comprehensive income—Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. During the relevant years presented, the Company’s comprehensive income consisted of net income and cumulative translation adjustments.
Recent accounting pronouncements—In June 2009, the FASB issued an amendment to the accounting guidance for variable interest entities (VIEs). The new guidance for VIEs eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. In addition, qualifying special purpose entities are no longer exempt from consolidation under the amended guidance. The new guidance will be effective for the Company’s fiscal year beginning April 1, 2010. The Company does not expect the adoption of the amendment to have a significant impact on its financial condition or results of operations.
In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables, which excludes from its scope software revenue arrangements. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. This new guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this guidance on a retrospective basis. This guidance will be effective for the Company’s fiscal year beginning on April 1, 2011, with earlier application permitted for the Company’s fiscal year beginning April 1, 2010. The Company will not early adopt the amendment and does not expect the adoption to have a significant impact on its financial condition or results of operations.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
In October 2009, the FASB issued authoritative guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance is to be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. Alternatively, an entity can elect to adopt this new guidance on a retrospective basis. This guidance will be effective for the Company’s fiscal year beginning on April 1, 2011 with earlier application permitted for the Company’s fiscal year beginning April 1, 2010. The Company will not early adopt the new guidance and does not expect the adoption to have a significant impact on its financial condition or results of operations.
In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Company does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.
3)	Fixed assets, net

	March 31
	2009	2010
Equipment and fixtures	$9,654	$13,022
Leasehold improvements	2,040	1,718
Buildings and renovations	222	19,687
Motor vehicles	1,253	1,355

	13,169	35,782
Accumulated depreciation	(7,316)	(9,254)
Impairment	(185)	(185)

	5,668	26,343
Construction in progress	9,190	—

Fixed assets, net	$14,858	$26,343

Equipment held under capital leases had a net book value of $1,292 and $732 at March 31, 2009 and 2010, respectively.
Construction in progress at March 31, 2009 consisted of an office building and renovations which were under construction and not ready for use.
Total depreciation expense recognized in the years ended March 31, 2008, 2009 and 2010 was $1,780, $2,808 and $3,193, respectively.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
4)	Intangible assets

	March 31,
	2009			2010
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Impairment	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Provision	Amount
Backlog	$3,343	$(3,024)	$319	$4,487	$(4,271)	$—	$216
Customer relationships	5,508	(623)	4,885	41,419	(2,368)	—	39,051
Agent relationships	1,591	(133)	1,458	1,593	(360)	(1,233)	—
Covenants not to compete	1,170	(242)	928	1,487	(493)	(277)	717
Trade name	1,766	(144)	1,622	4,482	(401)	(664)	3,417
Developed technology	1,754	(390)	1,364	2,596	(866)	(320)	1,410
Computer software	2,469	(1,519)	950	2,813	(1,948)	—	865

	$17,601	$(6,075)	$11,526	$58,877	$(10,707)	$(2,494)	$45,676

Amortization expense was $1,492, $2,513 and $4,624 for the years ended March 31, 2008, 2009 and 2010, respectively.
The Company recorded impairment losses of $393, nil and $2,494 (Note 5) during the years ended March 31, 2008, 2009 and 2010, respectively.
Estimated amortization expense for each of the five succeeding fiscal years ending March 31 is as follows:

2011	$5,254
2012	4,441
2013	3,597
2014	3,082
2015	2,651

$19,025

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
5)	Goodwill
The changes in the carrying amount of goodwill allocated by segment for the years ended March 31, 2008, 2009 and 2010 are as follows:

		ATM
	Software	Maintenance	Other
	Development	Services	Services	Outsourcing	Total
Gross amount:
Balance as of April 1, 2007	$6,146	$—	$—	$2,966	$9,112
Acquisitions	7,663	—	—	—	7,663
Discontinued operations	—	—	—	(2,966)	(2,966)
Translation difference	1,157	—	—	—	1,157

Balance as of March 31, 2008	14,966	—	—	—	14,966
Acquisitions	4,880	866	3,718	—	9,464
Translation difference	402	3	2	—	407

Balance as of March 31, 2009	20,248	869	3,720	—	24,837
Acquisitions	75,144	90	—	—	75,234
Acquisition price adjustment	(78)	—	(1,741)	—	(1,819)
Translation difference	48	2	3	—	53

Balance as of March 31, 2010	95,362	961	1,982	—	98,305

Accumulated impairment loss:

Balance as of April 1, 2007, March 31, 2008 and March 31, 2009	—	—	—	—	—
Impairment provision	—	—	(1,982)	—	(1,982)

Balance as of March 31, 2010	—	—	(1,982)	—	(1,982)

Goodwill, net as of March 31, 2010	$95,362	$961	$—	$—	$96,323

Longtop Online, a VIE engaged in internet services, was acquired by the Company in July 2008 and included in the other services segment. During the year ended March 31, 2010, the Company determined that an indication of potential goodwill and long-lived asset impairment existed due to continued operating and cash flow losses, despite the Company’s initiatives to improve performance. Longtop Online is considered a reporting unit and its associated intangible assets represent the lowest level of identifiable cash flows that are largely independent. As the estimated undiscounted future cash flows were less than their carrying value, the Company recognized a full impairment loss of $2,494, as the estimated fair value of the intangibles was negligable. The Company then tested goodwill for impairment and determined the fair value of the reporting unit based on a discounted cash flow analysis, and recorded a goodwill impairment of $1,982 as the implied fair value of goodwill was nil. In computing the discounted cash flow, the Company used significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on long-term government bond yields adjusted for various risk related to the industry, business size and other factors.
6)	Fair value measurement

Assets and liabilities measured at fair value on a recurring basis
The Company did not have assets and liabilities that were measured at fair value on a recurring basis subsequent to initial recognition prior to March 31, 2009. The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following as of March 31, 2010:

Fair Value Measurements at Reporting Date Using
Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance
Contingent purchase price liability	$—	$—	$33,674	$33,674
There have been no material changes in the inputs or valuation technique used to develop the fair value of the Company’s contingent purchase price liability subsequent to initial recognition. See Note 7(c) for a description of the inputs and assumptions upon initial recognition.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The following table presents the changes in recurring measurements using significant Level 3 inputs for the year ended March 31, 2010:

Year Ended
March 31, 2010
Beginning balance as of April 1, 2009	$—
Contingent purchase price liability incurred	33,223
Change in fair value of contingent consideration	447
Translation difference	4

Ending balance as of March 31, 2010	$33,674

Assets and liabilities measured at fair value on a non-recurring basis
The Company recorded impairment charges related to intangible assets and goodwill of the Longtop Online reporting unit of $2,494 and $1,982, respectively, during the year ended March 31, 2010. Significant unobservable inputs (Level 3) were used in measuring the fair value of the reporting unit and the fair value of the intangible assets and goodwill based on which the impairment losses were calculated. Refer to Note 5 for a description of the inputs and information used to develop the inputs.

Financial Instruments not recorded at fair value
Financial instruments other than contingent purchase price liability, which consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, short-term loans and fixed consideration payable recorded in accrued and other current liabilities, are carried at cost, which approximates their fair value due to the short-term nature of these instruments. The carrying value of fixed consideration payable recorded in other non-current liabilities approximate its fair value as the interest rate used to discount the consideration payable did not fluctuate significantly between the date the consideration payable was recorded and March 31, 2010. The Company does not use derivative instruments to manage risks.
7)	Acquisitions
a) FEnet
In October 2007, the Company acquired 100% of FEnet Co., Ltd and its subsidiary, Guangzhou FEnet Software Co., Ltd. (“FEnet”) for a purchase price of $3,438 in cash and 396,350 ordinary shares. Additional purchase price consideration of approximately $2,670 in cash was contingently payable upon FEnet’s achievement of certain financial milestones for the period from June 1, 2007 to December 31, 2007. In May 2008, the Company paid $2,404 in settlement of the contingent purchase price liability, which was recorded as additional goodwill. FEnet provides business intelligence software development services in China. The Company completed the acquisition in order to increase its strength in business intelligence solutions. The purchase price was determined in arms’ length negotiations between the Company and FEnet’s shareholders.
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
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Identifiable intangible assets comprise covenant not to compete, customer relationships, trade name, backlog and developed technology having estimated useful lives of five, twelve, fifteen, one and five years, respectively. The acquired goodwill is not deductible for tax purposes and has been allocated to the software development segment.
b) Sysnet
On May 31, 2009, the Company acquired Sysnet Data Co. Limited and its subsidiary, Sysnet Info-tech Corporation (collectively, “Sysnet”). The purchase price consisted of $20,472 in cash and contingent cash consideration of up to $7,904 which had a fair value of $7,463. The contingent consideration was payable based on Sysnet meeting certain financial and operational milestones during the calendar years ending December 31, 2009 and 2010, respectively. The aggregate purchase price was comprised of the following as of the acquisition date:

Initial cash consideration	$18,701
Pre-acquisition losses paid by the Company	1,771
Fair value of contingent cash consideration	7,463

Total consideration	$27,935

The fair value of the contingent consideration was estimated using a probability-weighted discounted cash flow model. Key assumptions include probablities assigned to potential outcomes of certain financial and operational milestones and a discount rate based on the Company’s estimated borrowing costs.
Sysnet achieved the financial and operational milestones for the calendar year ended December 31, 2009. Accordingly, contingent consideration of $3,659 was paid prior to March 31, 2010. In January 2010, the Company agreed to cancel the requirement that Sysnet achieve financial and operational milestones for the year ended December 31, 2010 and agreed to pay the full amount of the remaining $586 and $3,659 contingent consideration in April 2010 and 2011, respectively, as originally scheduled. The change in the estimated fair value of the contingent consideration through January 2010 was insignificant and was recorded in the statement of operations. As of March 31, 2010, $3,509 of purchase consideration related to the Sysnet acquisition was included in other non-current liabilities.
The Company completed the acquisition in order to increase its market share in providing IT related services to the insurance industry in China.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The acquisition was accounted for as a purchase business combination and the results of operations from the acquisition date were included in the Company’s consolidated financial statements subsequent to the acquisition date. The Company allocated the purchase price of $27,935 as follows:

		Estimated useful life
Current assets	$10,871
Fixed assets	404
Identifiable intangible assets
Covenants not to compete	52	5 years
Customer relationships	13,024	12 years
Backlog	1,099	1 year
Trade names	2,711	20 years
Developed technology	356	5 years
Goodwill	12,708
Liabilities	(13,290)

Total	$27,935

The excess of purchase price over tangible assets, identified intangible assets and liabilities assumed was recorded as goodwill. The acquired goodwill is not deductible for tax purposes and has been allocated to the software development segment.
The Company measured the fair value of the covenants not to compete based on incremental discounted cash flows computed with and without assumed competition. Key assumptions included discounted cash flow with and without assumed competition and probability of competition. The trade name was valued using the relief from royalty method, which is the discounted cash flow savings accruing to the owner by virtue of the fact that the owner does not have to pay the royalty. Key assumptions included attrituable revenue expected from the trade name, royalty rates and assumed asset life. Customer relationships were valued using the multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumption included discounted cash flow, estimated life cycle and customer attrition rates. Backlog was valued using the multi-period excess earnings method based on the discounted cash flow to be generated from acquired customer contracts. Developed technology was valued using the multi-period excess earnings method based on the discounted cash flow and technology attrituion rate. The discounted cash flow requires the use of significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on long-term government bond yields adjusted for various risks, including the size of the acquiree, industry risk and other risk factors.
Acquistion-related costs amounted to $162 and were included in general and administrative expenses in the consolidated statements of operations.
The following unaudited pro forma information summarizes the results of operations of the combined entity for the years ended March 31, 2009 and 2010, as if the acquisition of Sysnet had occurred on April 1, 2008 and April 1, 2009, respectively. Sysnet’s results included in the pro forma are based on Sysnet’s fiscal year that ends on December 31. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition of Sysnet been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Revenue	Net income

Supplemental pro forma from 4/1/2009 to 3/31/2010	$169,171	$57,323
Supplemental pro forma from 4/1/2008 to 3/31/2009	$116,347	$42,470

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Revenue and net income from Sysnet since the acquisition date included in the consolidated statement of operations for the year ended March 31, 2010 were $12,884 and $1,743, respectively.
c)	Giantstone
On January 15, 2010, the Company acquired 100% of Beijing Giantstone Information Technology Co., Limited (“Giantstone”), a PRC company. The purchase price consisted of fixed cash consideration of $50,387 and contingent earnout payments and other contingent consideration. Base earnout payments are payable if Giantstone meets certain post-tax net profit performance targets for the years ending December 31, 2010 and 2011. Additional earnout payments are payable to the extent the aforementioned base post-tax net profit performance targets are exceeded, with no limit on the additional earnout amount. Other contingent consideration up to $879 will be payable in 2015 if Giantstone achieves other operational milestones during the period from 2010 to 2014. The aggregate purchase price was comprised of the following as of the acquisition date:

Initial fixed cash consideration	$48,337
Fair value of fixed cash consideration payable in 2015	1,584
Fair value of earnout payments payable in 2011 and 2012	32,544
Fair value of contingent cash consideration payable in 2015	679

Total consideration	$83,144

The Company estimated the fair value of the contingent consideration using a probability-weighted discounted cash flow model. Key assumptions include probablities assigned to potential outcomes of certain financial and operational milestones and a discount rate based on the Company’s estimated borrowing costs.
Total consideration payable as of March 31, 2010 was $38,084, of which 17,577, $17,577 and $2,930 is payable in fiscal year 2011, 2012 and 2015, respectively. As of March 31, 2010, $18,366 of purchase consideration related to the Giantstone acquisition was included in other non-current liabilities.
The Company completed the acquisition in order to increase its market share in providing core banking IT related services to the banking industry in China.
The acquisition has been accounted for as a purchase business combination and the results of operations from the acquisition date have been included in the Company’s consolidated financial statements subsequent to the acquisition date. The Company allocated the purchase price of $83,144 as follows:

		Estimated useful life
Current assets	$3,826
Fixed assets	243
Identifiable intangible assets
Convenant not to compete	226	7 years
Developed technology	103	5 years
Customer relationships	22,483	12 years
Goodwill	62,437
Liabilities	(6,174)

Total	$83,144

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The excess of purchase price over tangible assets, identified intangible assets and liabilities assumed was recorded as goodwill. The acquired goodwill is not deductible for tax purposes and has been allocated to the software development segment.
In addition, the Company is contingently liable to pay up to $3,662 if certain former Giantstone employees, including the selling shareholders, fulfill employment obligations with the Company over a period of two to five years. Such amounts are recorded as compensation expense over the requisite service period.
The Company measured the fair value of the covenants not to compete based on incremental discounted cash flows computed with and without assumed competition. Key assumptions included discounted cash flow with and without assumed competition and probablitiies of compention. Customer relationships were valued using the multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets necessary to realize the projected earnings attributable to the intangible asset. Key assumption used include discounted cash flow, estimated life cycle and customer attrition rates. Developed technology was valued using the multi-period excess earnings method based on the discounted cash flow and technology attrituion rate. The discounted cash flow requires the use of significant unobservable inputs, including projected revenue, expenses, capital expenditures and other costs, and discount rates calculated based on long-term government bond yields adjusted for various risks, including the size of the acquiree, industry risk and other risk factors.
Acquisition-related costs amounted to $985 and were included in general and administrative expenses in the consolidated statements of operations.
The following unaudited pro forma information summarizes the results of operations of the combined entity for the years ended March 31, 2009 and 2010, as if the acquisition of Giantstone had occurred on April 1, 2008 and April 1, 2009, respectively. Giantstone’s results included in the pro forma are based on Giantstone’s fiscal year that ends on December 31. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition of Giantstone been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Revenue	Net income

Supplemental pro forma from 4/1/2009 to 3/31/2010	$172,387	$53,783
Supplemental pro forma from 4/1/2008 to 3/31/2009	$112,047	$43,327
Revenue and net loss from Giantstone since the acquisition date included in the consolidated statement of operations for the year ended March 31, 2010 was nil and $1,868, respectively.
d)	Other acquisitions
During the year ended March 31, 2009, the Company acquired four businesses, which provide ATM maintenance services, software technology services and an internet services VIE for cash consideration of $10,468 and incurred acquisition costs of $417. The Company recognized acquired intangible assets of $5,564 and recognized goodwill of $9,464, which was assigned to the software development, ATM maintenance and other services segments in the amount of $4,880, $866 and $3,718, respectively. Additional purchase consideration of $2,983 which was contingent on the achievement of certain financial and operational milestones for the year ended March 31, 2009 was paid and recorded as additional goodwill. The goodwill is not deductible for tax purposes.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
In addition, the Company paid $1,164, which will be refunded by the sellers unless they fulfill employment obligations with the Company over a two to five year period. Such amount is recorded as compensation expense over the requisite service period.
During the year ended March 31, 2010, excluding Sysnet and Giantstone, the Company acquired one other business, which provides ATM maintenance services for fixed cash consideration of $1,085 and contingent consideration up to $103. The Company recognized acquired intangible assets of $459 and recognized goodwill of $90, which has been assigned to the ATM maintenance services segment. The goodwill is not deductible for tax purposes.
8)	Short-term Borrowings
Short-term borrowings as of March 31, 2009 and 2010 represent the current portion of capital lease obligations in the amount of $486 and $169, respectively.
As of March 31, 2010, the Company had short-term revolving credit facilities evidenced by agreements with financial institutions totaling $61,527, which will expire on various dates prior to March 31, 2011. These revolving credit facilities are for working capital purposes and can be drawn in the form of loans, letters of credit, bankers’ guarantees and bank acceptance drafts. As of March 31, 2010, unused short-term revolving credit facilities were $58,869 and used facilities were $2,658. There were no outstanding loans under the facilities. In addition to these short-term revolving credit facilities evidenced by agreements, the Company had outstanding letters of credit, bankers’ guarantee and bank acceptance drafts (Note 9) with other banks of $9,461 as of March 31, 2010.
As of March 31, 2009, the Company had short-term revolving credit facilities available for working capital purposes, letters of credit and bankers’ guarantee facilities totaling $23,624, which expired at different times prior to December 2009. None of the facilities had been drawn as of March 31, 2009.
The Company placed deposits of $463 and $8,904 against outstanding letters of credit and bankers’ guarantee as of March 31, 2009 and 2010, respectively, which are included in restricted cash on the consolidated balance sheets.
9)	Accounts payable
Accounts payable as of March 31, 2009 and 2010 includes bank acceptance drafts payable of $1,197 and $6,767. These bank acceptance drafts are non-interest bearing and are due within three months of issuance.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
10)	Accrued and other current liabilities

	March 31
	2009	2010

Payable for acquisitions	$4,724	$18,178
Accrued employee compensation	4,636	7,025
Accrued other expenses	1,879	4,451
Employee benefits payable	2,855	3,155
Other taxes payable	2,285	2,338
Income taxes payable	1,446	1,962
Prepayments from customers	1,337	1,938
Due to employees for RSUs and stock options	2,489	388
Individual income tax withheld	1,401	293
Other current liabilities	758	4,652

Total accrued and other current liabilities	$23,810	$44,380

The Company’s subsidiaries in the PRC are subject to a 17% value added tax on revenues from sales of third party hardware and third party software to customers. In addition, they are subject to business tax and value added tax (“VAT”) at the rates of 5% and 3%-6%, respectively, on certain types of service revenues from software development and ATM maintenance and other services. VAT payable on revenues is presented as an amount net of the VAT paid on inventory purchases as such amounts are legally allowed to be offset. The Company is also required to withhold PRC individual income tax on employee’s compensation for remittance to the tax authorities.
11)	Convertible redeemable preferred shares
In June 2006, the Company issued 6,360,001 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) for $3.68 per share for gross proceeds of $23,416, less issuance costs of $202.
In December 2006, the Company issued 3,858,005 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) for $6.43 per share for gross proceeds of $24,826 less issuance costs of $153. In addition, in September 2007, the Company issued additional 95,856 Series B Shares on a pro rata basis to the Series B shareholders of the Company, which represents a correction to the number of the Series B Shares outstanding to reflect the intended capitalization of the Company at the time of the Series B Share issuance in December 2006. The redemption value of the Series B Shares was changed from $6.43 per share to $6.28 per share. The gross proceeds of $24,826 remain unchanged. The accounting impact of this corrective issuance was immaterial.
Upon completion of the Company’s initial public offering on October 29, 2007, each Series A and Series B Preferred Share automatically converted into one ordinary share for a total of 10,313,862 ordinary shares.
12)	Income taxes
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman or British Virgin Islands withholding tax is imposed upon any payment of dividends.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Hong Kong

The profits of the Company’s subsidiaries in Hong Kong are subject to tax at 16.5%. The Company’s subsidiaries in Hong Kong had minimal taxable income.

China

The Company conducts substantially all of its business and earns substantially all of its net income through its PRC operating subsidiaries which have applicable tax rates that range from 10% to 25%, dependent on tax holidays or preferred tax treatment, as discussed below.

Prior to January 1, 2008, the Company’s subsidiaries in China were governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the previous PRC Income Tax Law, wholly-foreign-owned enterprises were subject to tax on PRC taxable income at a statutory rate of 33% (30% state income tax plus 3% local income tax), 15% where the subsidiary was located in a special economic zone or 15% for certain technology enterprises which were classified as “high and new technology enterprises” (“HNTE”) and established in the State High and New Technology Industrial Development Zones designated by the State Council or the New Technology Industrial Development Experimental Zone of Beijing. Furthermore, HNTE were exempted from Chinese state corporate income tax for two years (three years for those established in the New Technology Industrial Development Experimental Zone of Beijing), beginning with their first profitable year of operation after utilizing any tax losses carried forward from prior years, and were entitled to a 50% tax reduction to a rate of 7.5% for the subsequent three years and a reduction to a rate of 15% thereafter. During the nine months ended December 31, 2007, substantially all of the operations of the Company in the PRC were subject to tax at 15% as they were located in a special economic zone.

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations, which were effective January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. HNTE will still enjoy a favorable tax rate of 15% provided they can meet the qualifying criteria. The previous income tax laws and rules, which stipulated income tax rates for domestic and foreign invested enterprises at different rates, expired upon the effectiveness of the Corporate Income Tax Law. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the five-year period beginning on January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. As most of the Company’s income is earned in the Xiamen special economic zone, during the three months ended March 31, 2008, the Company applied an effective tax rate of 18% for income subject to taxation in China.

Longtop System, which accounts for the majority of Longtop’s taxable income, FEnet, Sysnet and Gianstone have been designated as a HNTE effective January 1, 2008, and will be subject to an income tax rate of 15% as long as they qualify as a HNTE. The Company has applied a 15% tax rate in the calculation of deferred taxes as the Company expects to retain the HNTE status for the foreseeable future. During fiscal year 2010, other than subsidiaries qualified as HNTE, the Company’s subsidiaries in the PRC were subject to tax at rates ranging from 20% to 25% depending on their location within China.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
In December 2009, the Company received a notification from the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Commerce, and the State Administration of Taxation that its subsidiary, Longtop System, qualified as a “Key Software Enterprise” for calendar year 2009, providing a 10% tax rate for income earned during calendar year 2009. In 2008, Longtop System received a similar preferential tax rate for the 2008 and 2007 calendar years. However, due to the significant uncertainty of obtaining similar preferential tax rates for future years, the Company did not assume Longtop System would continue to enjoy the 10% tax rate after January 1, 2010. Instead, it has used the 15% preferential tax rate in calculation of deferred taxes of Longtop System.
The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to a non-resident enterprise outside of China, which arise from profits earned after January 1, 2008. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction or region of the non-resident enterprise. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax (for a Hong Kong holding company which directly holds at least 25% of the capital of the foreign invested enterprise) on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to further expand its businesses in mainland China, the Company’s foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies in the foreseeable future. Accordingly, as of March 31, 2010, the Company has not recorded any withholding tax on $125,099 in retained earnings of its foreign invested enterprises in China.
Uncertainties exist with respect to how China’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The Corporate Income Tax Law includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the Corporate Income Tax Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply the rules to taxpayers. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of China are residents for Corporate Income Tax Law purposes.
Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The Company did not record any such deferred tax liability attributable to the undistributed earnings of its financial interest in the VIE because the VIE was in an accumulated loss position as of March 31, 2009 and 2010.
The Company has made its assessment of the level of tax authority for each of its tax positions (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. These liabilities are recorded in other non-current liabilities in the consolidated balance sheets. The Company has no additional material uncertain tax positions as of March 31, 2010 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. Interest and penalties as of March 31, 2008, 2009 and 2010 were approximately $247, $90 and $98, respectively. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)

Unrecognized tax benefit as of April 1, 2007	$500
Lapse of statute of limitations	(83)
Translation difference	28

Unrecognized tax benefit as of March 31, 2008	$445
Addition	50
Lapse of statute of limitations	(284)
Settlements of taxes	(37)
Translation difference	13

Unrecognized tax benefit as of March 31, 2009	$187
Addition	18
Lapse of statute of limitations	(17)
Translation difference	(1)

Unrecognized tax benefit as of March 31, 2010	$187

According to the PRC Tax Administration and Collection Law, the statute of limitations is generally three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100 ($14.6) is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The statue of limitations in Hong Kong is six years.
The provision for income tax expense consists of the following:

	Year Ended March 31,
	2008	2009	2010

Current
China	$(4,218)	$(7,439)	$(5,643)
Other jurisdiction	—	—	—

Total current income tax expense	$(4,218)	$(7,439)	$(5,643)

Deferred
China	$679	$1,354	$(56)
Other jurisdiction	—	—	—

Total deferred income tax benefit	$679	$1,354	$(56)

Total income tax expense	$(3,539)	$(6,085)	$(5,699)

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
The principal components of the deferred tax assets are as follows:

	March 31,
	2009	2010

Deferred tax assets:
Deferred revenue	$1,165	$539
Depreciation and amortisation	353	600
Net operating losses carried forward	3,401	5,695
Others	453	550

Gross deferred tax assets	5,372	7,384
Valuation allowance	(2,914)	(5,691)

Total deferred tax assets	$2,458	$1,693

Reported as:
Current deferred tax assets	$979	$250
Long term deferred tax assets	$1,479	$1,443

Deferred tax liabilities:
Unbilled receivable	$(826)	$(1,430)
Depreciation and amortisation	(1,207)	(6,807)
Others	(76)	(35)

Total deferred tax liabilities	$(2,109)	$(8,272)

Reported as:
Current deferred tax liabilities	$(867)	$(1,430)
Long term deferred tax liabilities	$(1,242)	$(6,842)
Movement of the deferred tax valuation allowance is as follows:

Balance as of April 1, 2008	$(969)
Addition	(1,945)

Balance as of March 31, 2009	$(2,914)
Addition	(2,777)

Balance as of March 31, 2010	$(5,691)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.
As of March 31, 2010, the Company’s subsidiaries had net operating loss carryforwards (“NOLs”) of $21,483 which will expire in 2012 to 2015. The Company placed a valuation allowance on these NOLs as some of the related subsidiaries have become inactive companies. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
A reconciliation between the provision for income tax computed by applying the statutory PRC corporate income tax rate to income before income tax expense and the actual provision for income tax is as follows:

	Year Ended March 31,
	2008	2009	2010
Statutory rate	15.5%	25.0%	25.0%
Share-based compensation expenses not deductible for tax purposes	56.4%	2.8%	3.0%
Effect of different tax rate of group entity operating in other jurisdiction or region	(1.9%)	(0.1%)	0.7%
Effect of different tax rate of subsidiaries	(0.8%)	—	—
PRC new income tax law impact	(5.9%)	0.6%	—
Effect of tax relief granted to the company	—	(12.2%)	(12.0%)
Expenses not deductible for tax purposes	1.9%	0.2%	1.2%
Valuation allowance	12.5%	3.9%	4.3%
Income tax refund	(25.4%)	(3.8%)	(10.5%)
R&D expense additional deduction	(1.9%)	(1.1%)	(0.4%)
Non-taxable income	(4.8%)	(1.9%)	(2.0%)
Other reconciling items	—	(1.1%)	(0.5%)

	45.6%	12.3%	8.8%

In 2008, Longtop System received the Key Software Enterprise status qualifying for the 10% tax rate for the 2007 and 2008 calendar years. Due to significant uncertainties around implementation of the Corporate Income Tax Law and the requirement of local tax authority’s endorsement, the Company’s uncertain tax position and significant delays in receipt of tax refunds in prior years, the Company recorded the calendar year 2007 and 2008 income tax refunds in the statement of operations upon receipt of the refunds in the years ended March 31, 2009 and 2010, respectively. For the year ended March 31, 2010, the Company recorded in the statement of operations the income tax refund for calendar year 2009 upon receipt of the Key Software Enterprise status in December 2009 given its aforementioned historical experience.
13)	China Employee Benefit Plan
The Company’s subsidiaries in China participate in a government-mandated multi-employer defined contribution plan for its full time employees pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to contribute an amount based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations and the Company has no further commitments beyond its contribution. During the years ended March 31, 2008, 2009 and 2010, the Company recorded an expense of $1,591, $4,168 and $7,714, respectively, for such benefits and had an accrued liability of $146 and $216 as of March 31, 2009 and 2010, respectively, for liabilities to these funds.
14)	Share-Based Compensation
The Company recorded the following share-based compensation expenses:

	Year ended March 31
	2008	2009	2010
Total share-based compensation expense	$28,188	$5,648	$7,681

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
As of March 31, 2010, there was $24,502 of total unrecognized share-based compensation expense, net of estimated forfeitures, which is expected to be recognized over a weighted-average period of approximately 3.2 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expense related to these awards may vary. No income tax benefit has been recognized in the consolidated statement of operations for share-based compensation arrangements.

2005 Long Term Incentive Plan
Effective July 1, 2005, the Company adopted the Longtop Financial Technologies Limited 2005 Long Term Incentive Plan or (the “2005 Incentive Plan”) under which the Company may grant to its employees, directors and consultants options to purchase ordinary shares of the Company at prices not less than the fair market value at the date of grant and restricted share units (or “RSUs”) representing the right, upon vesting, to receive from the Company, at the Company’s election, either (x) the number of ordinary shares equal to the number of RSUs then vested or (y) cash equal to the then fair market value of the number of ordinary shares equal to the number of RSUs then vested. At March 31, 2009 and 2010, 8,550,000 options and RSUs to purchase ordinary shares of the Company were authorized.
The vesting periods of the options under the 2005 Incentive Plan are determined based on individual stock option agreements and range from one to four years with generally one vesting period per year.
The vesting periods of the RSUs under the 2005 Incentive Plan are determined based on individual agreements and generally are four to five years. The 4,800,000 RSUs granted in 2005 and 203,250 RSUs granted in 2006 could only be sold when the Company’s shares became publicly tradable in an initial public offering (“IPO”). As the RSUs would be forfeited if an employee left 30 days prior to the IPO, the RSUs were accounted for as if they were unvested. No share-based compensation expense was recorded in 2006 on the RSUs as the IPO was considered a performance condition which was not considered probable until it occurred.
In February 2006, with the approval of the Company, Bloomwell International Limited (“Bloomwell”), a company controlled by Hiu Kung Ka, the Company’s Chairman, transferred 6,000,000 of its ordinary shares to Well Active International Limited (“Well Active”), a company incorporated in the British Virgin Islands, for purposes of holding the shares and distributing some of these shares to employees and consultants. Well Active is owned by three of the Company’s employees who act as nominee shareholders at the direction of Mr. Ka. In November 2006, the Company cancelled, with the agreement of the various holders, 4,890,750 units of RSU equity awards, being all the RSUs outstanding, which had been previously issued by the Company. At the same time, Well Active granted interests, at a cost of $4.83 per ordinary share, in 4,890,750 ordinary shares of the Company with immediate vesting and without sale restrictions to the holders of the RSUs (“Beneficiaries”), whose RSUs had been cancelled, and granted interests in 30,000 shares without any cost. As consideration for the transfer of 4,890,750 of the ordinary shares, Well Active received from each Beneficiary a promissory note (“Promissory Note”) of $4.83 per ordinary share which bears interest at 150 basis points above the Bank of China lending rate. In December 2006, Well Active granted interests at a cost of $4.83 per ordinary share in an additional 60,000 ordinary shares of the Company to employees. Well Active received a Promissory Note as consideration for the 60,000 ordinary shares. Compensation expense was calculated as the excess of the fair value of the ordinary share on the grant date over the Promissory Note obtained by Well Active. As a result of these grants, during the year ended December 31, 2006, the Company recorded $2,904 in compensation expense as Bloomwell was considered a significant shareholder of the Company. In October 2007, Well Active cancelled Promissory Notes and accrued interest for 4,790,550 shares, which resulted in share-based compensation expense of $24,811 during the year ended March 31, 2008. During the year ended March 31, 2008, 160,200 ordinary shares were returned by employees to Well Active in consideration for cancellation of the related Promissory Notes and accrued interest. No amounts under Promissory Notes were due by employees to Well Active as of March 31, 2009 and 2010.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
In September 2007, the Company granted to employees and a consultant, subject to the closing of its initial public offering, 541,650 RSUs vesting over four years.
A summary of the share option activity is as follows:

			Weighted
		Weighted	average
		average exercise	remaining	Total intrinsic
	Number of options	price	contract term	value
Outstanding at April 1, 2009	2,325,066	$5.47	3.14	$36,635
Granted	—	—
Exercised	(804,777)	$4.77
Forfeited or cancelled	(109,200)	$6.43

Outstanding at March 31, 2010	1,411,089	$5.80	1.82	$37,270

Share options vested or expected to vest at March 31, 2010	1,373,042	$5.88	1.81	$36,146
Share options exercisable at March 31, 2010	686,643	$5.34	1.61	$18,453
The weighted-average grant-date fair value of options granted for the years ended March 31, 2008, 2009 and 2010 was $12.34, nil and nil, respectively.
The total intrinsic value of options exercised for the years ended March 31, 2008, 2009 and 2010 was $4,444, $9,974 and $19,270, respectively.
A summary of the RSU activity is as follows:

			Weighted
		Weighted	average
		average grant-	remaining	Total intrinsic
	Number of RSUs	date fair value	contract term	value
Outstanding at April 1, 2009	911,585	$17.25	3.82	$19,353
Granted	775,500	$26.90
Exercised	(134,595)	$17.57
Forfeited or cancelled	(26,550)	$21.62

Outstanding at March 31, 2010	1,525,940	$22.05	3.71	$49,151

RSUs vested or expected to vest at March 31, 2010	1,383,303	$21.94	3.69	$44,556
RSUs exercisable at March 31, 2010	90,075	$17.95	2.79	$2,901
Total intrinsic value of RSUs exercised for the years ended March 31, 2008, 2009 and 2010 was nil, $388 and $4,178, respectively.
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
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

	Year ended March 31
	2008	2009	2010
Average risk-free rate of return	3.36%	—	—
Contractual term of option	5 years	—	—
Volatility rate	55.10%	—	—
Dividend yield	0%	—	—

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
15)	Earnings per share
The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations:

	Year Ended March 31,
	2008	2009	2010
Income from continuing operations	$4,220	$43,472	$59,091
Loss from discontinued operations	(1,293)	—	—
Amount allocated to participating securities-income from continuing operations	(4,665)	—	—
Amount allocated to participating securities-loss from discontinued operations	331	—	—

Net income (loss) attributable to ordinary shareholders	$(1,407)	$43,472	$59,091

Shares (denominator):
Weighted average ordinary shares outstanding — basic	38,692,405	50,545,151	53,102,841
Weighted average preferred shares outstanding — basic	5,767,286	—	—
Dilutive effect of RSUs and employee stock options	—	1,823,166	2,071,627

Diluted shares outstanding	38,692,405	52,368,317	55,174,468

Net income (loss) per share:
Continuing operations	$(0.01)	$0.86	$1.11
Discontinued operations	$(0.03)	$0.00	$0.00

Basic ordinary share	$(0.04)	$0.86	$1.11

Continuing operations	$0.81	$0.00	$0.00
Discontinued operations	$(0.06)	$0.00	$0.00

Basic preferred share	$0.75	$0.00	$0.00

Continuing operations	$(0.01)	$0.83	$1.07
Discontinued operations	$(0.03)	$0.00	$0.00

Diluted	$(0.04)	$0.83	$1.07

For the year ended March 31, 2008, 5,767,286 preferred shares and 1,965,032 RSUs and employee stock options have been excluded from the diluted net income (loss) per share calculation because their inclusion would have been antidilutive. All securities were dilutive for the years ended March 31, 2009 and March 31, 2010.
16)	Commitments and Contingencies
The Company has non-cancelable operating leases, primarily comprised of leases for office premises and building areas. Rent expense under operating leases for the years ended March 31, 2008, 2009 and 2010 was $1,315, $1,927 and $2,964, respectively. As of March 31, 2010, the minimal contractual payments are as follows:
For fiscal year ending March 31,

2011	$1,413
2012	1,009
2013	350
2014	364
2015	132

$3,268

The Company has outstanding standby letters of credit and bankers’ guarantee issued to vendors (Note 8).
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

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
17)	Certain significant risks and uncertainties
The Company’s business activities and accounts receivable are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total revenue are as follows:

	Year Ended March 31,
	2008	2009	2010
Customer A as a percentage of total revenue	24%	22%	22%
Customer B as a percentage of total revenue	11%	12%	13%
Customer C as a percentage of total revenue	16%	10%	*

*	Less than 10%.
The accounts receivable from these three customers represents 36% and 30% of the Company’s accounts receivable as of March 31, 2009 and 2010, respectively.
18)	Related parties balances and transactions
In July 2007, the Company disposed of Longtop International Holdings Limited (“LTI”), its wholly-owned subsidiary, to the Company’s existing shareholders by way of a pro rata dividend in kind. The Company entered into a management and service agreement with LTI, under which the Company provides LTI with certain managerial, finance, and accounting services in return for a fixed monthly service fee and technology outsourcing services in return for fees at market rates. In addition, LTI is entitled to use the Company’s trade name in its business free of charge, subject to the Company’s right to reconsider the royalty-free nature of its use.
Other services revenue for the years ended March 31, 2008, 2009 and 2010 included $125, $1,936 and $2,814, respectively, for services the Company provided to LTI. The amounts due from related parties of $1,029 as of March 31, 2010 and $682 as of March 31, 2009 were due from LTI for services provided by the Company.
The amounts due to related parties of $17 and $156 at March 31, 2009 and March 31, 2010 were due to LTI for travel expenses LTI paid on behalf of the Company. Balances due to related parties are unsecured, interest-free and have no fixed repayment terms.
19)	Restricted net assets
Pursuant to laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of the respective subsidiaries. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles and the relevant financial regulations of the PRC applicable to enterprises with foreign investment (“PRC GAAP”) at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the discretion of the respective subsidiaries. These reserve funds can only be used for the specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital of $105,549 and $212,844 at March 31, 2009 and 2010, respectively, is considered restricted. As a result of these PRC laws and regulations, as of March 31, 2009 and 2010, approximately $122,572 and $237,720, respectively, is not available for distribution to the Company by its PRC subsidiaries.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
20)	Segment and geographic information
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
As of March 31, 2010, the Company has three reportable segments: software development, ATM maintenance and ancillary services. The software development segment is responsible for the development, customization, testing, implementation and licensing of software, consulting and post-contract customer support. The ATM maintenance segment is engaged in the maintenance of ATM machines. The ancillary services segment is engaged in the provision of system integration services which assisting customers with the procurement and installation of hardware and software licenses and other IT and technology related services. The system integration is considered an operating segment and has been included in the ancillary services segment because it is not material for separate disclosure.
Assets are not allocated to segments for internal reporting purposes. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.
The Company does not allocate operating expenses to its segments and reviews the performance based on the gross margin of that segment.
Analysis of reportable segments (management information):

	Year Ended March 31, 2008
	Software	ATM maintenance	Ancillary
	development	services	services	Total
Revenues from external customers	$55,147	$4,275	$6,494	$65,916
Segment gross profit	$34,009	$2,285	$3,967	$40,261

	Year Ended March 31, 2009
	Software	ATM maintenance	Ancillary
	development	services	services	Total
Revenues from external customers	$89,559	$7,655	$9,082	$106,296
Segment gross profit	$63,265	$2,978	$3,636	$69,879

	Year Ended March 31, 2010
	Software	ATM maintenance	Ancillary
	development	services	services	Total
Gross revenues from external customers	$145,200	$8,727	$15,130	$169,057
Segment gross profit	$99,320	$1,948	$4,444	$105,712
Substantially all of the Company’s long-lived assets are located in the PRC. In addition, substantially all of the Company’s revenues are generated in the PRC.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
21)	Discontinuance of Outsourcing Operation
In February 2006, the Company invested $1,500 for a 51.25% equity interest in LTI, a newly formed company engaged in IT outsourcing services. The Company initially accounted for its investment in LTI under the equity method because the Company and the other shareholders of LTI (“LTI Founders”) had joint control in the operations of LTI. In January 2007, the Company purchased the remaining 48.75% equity interest in LTI for a purchase price of $2,437. Additional consideration of $821 in cash and 423,665 ordinary shares was contingently payable in 2008 and 2009 upon LTI’s achievement of certain financial milestones for the twelve months ended December 31, 2007 and December 31, 2008, respectively.
In March 2007, the Company acquired 100% of Minecode for a total purchase price of $6,466. Additional consideration of up to $4,060 in cash and 108,810 ordinary shares were contingently payable upon Minecode’s achievement of certain financial milestones for the period from March 2007 to March 2009. Minecode provides technology outsourcing services in the United States, primarily for Microsoft. After the acquisition, Minecode became a wholly-owned subsidiary of LTI.
In July 2007, in order to focus on its China software development and IT services business, the Company discontinued its outsourcing operations, which included LTI and its subsidiaries. The disposal of LTI and its subsidiaries was undertaken by way of a pro rata dividend in kind to the Company’s shareholders in the amount of $12,194 at the carrying value of the net assets on the dividend date. In addition, the Company undertook the following transactions:
On September 12, 2007, the LTI Founders and the Company agreed to modify certain LTI Founder equity and other arrangements and agreed to other matters, including: (i) existing rights of the LTI Founders to acquire, in total, 315,000 of the Company’s ordinary shares at $6.43 per share pursuant to existing stock options and existing agreements to acquire 300,000 of the Company’s ordinary shares for no consideration from Well Active were cancelled; (ii) it was confirmed that the LTI Founders’ unvested options to acquire 107,250 ordinary shares of the Company with a $3.00 per share exercise price would be permitted to continue to vest; (iii) the LTI Founders exercised 107,250 vested options to purchase ordinary shares of the Company and the Company purchased the ordinary shares for a net purchase price of $930, payable no later than January 31, 2008; and (iv) the Company provided a guarantee that LTI would pay $1,225 (the “1,225 Obligation”) to the LTI Founders. The Company recorded the $1,225 as loss from discontinued operations during the year ended March 31, 2008.
In addition, on September 12, 2007, the Company’s Board of Directors:
1) Declared a cash dividend of $1,225 to the Company’s shareholders (the “$1,225 Dividend”) subject to approval of the Company’s shareholders payable prior to Company’s initial public offering. The $1,225 Dividend was subsequently approved by the shareholders and paid in the year ended March 31, 2008. In the same year, the Company’s shareholders contributed the $1,225 Dividend to LTI, which was used to settle the $1,225 Obligation to the LTI Founders.
2) Declared a share dividend of 150,000 ordinary shares payable to the Company’s shareholders, subject to the approval of the shareholders, to in turn be contributed by the shareholders to LTI for future LTI employee and consultant equity incentives. The dividend was subsequently approved by the shareholders and paid in the year ended March 31, 2008.
3) Approved the terms of a management and services agreement between LTI and the Company, which took effect upon the closing of the Company’s initial public offering. Under this agreement, the Company provides certain managerial, finance and accounting services to LTI, in return for (i) $15,000 per month for accounting services; (ii) $10,000 per month for assistance from certain members of the Company’s senior management, including its chief executive officer and chief financial officer; and (iii) market rates for outsourcing services to be provided by the Company. In addition, LTI is entitled to use the name “Longtop” in its business without charge, subject to the Company’s right to reconsider from time to time the royalty-free nature of this use.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010
(in U.S. dollar thousands, except share and per share data)
Subsequent to the completion of the foregoing arrangements, the Company’s contingent obligations in relation to LTI consisted of (i) $4,006 in cash, consisting of (a) $1,225 for the $1,225 Obligation, (b) $821 in contingent consideration related to the 48.75% acquisition of LTI and (c) $1,960 for the unescrowed portion of the contingent consideration and compensation arrangements related to the acquisition of Minecode and (ii) 728,973 ordinary shares, consisting of (a) 423,665 ordinary shares in contingent consideration related to the 48.75% acquisition of LTI, (b) 155,308 ordinary shares in contingent consideration and retention shares related to the acquisition of Minecode and (c) 150,000 ordinary shares to be issued to LTI for its future use in connection with LTI incentive grants. These contingent obligations were provided for in full by the above-described dividends and contributions.
As of March 31, 2010, the Company had no contingent obligations related to LTI for cash payments except for $78 which was paid by LTI subsequent to March 31, 2010. As of March 31, 2010, the Company had no contingent obligations related to LTI for the issuance of ordinary shares.
Prior to the Company’s distribution of LTI to the Company’s shareholders, the Company had issued to LTI employees options to purchase 581,850 Longtop ordinary shares at a $6.43 per share exercise. At March 31, 2009 and 2010, 154,325 and 108,980, respectively, of the options issued to LTI employees were outstanding. As a result of the disposal described above, the outsourcing business was reported as a discontinued operation. There were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at March 31, 2008.
Accordingly, the Company’s consolidated statements of operations separate the discontinued operation for all years presented. Summarized operating results reported as discontinued operations in the accompanying consolidated statements of operations were as follows for the years ended March 31, 2008, 2009, and 2010:

	Year Ended March 31,
	2008	2009	2010
Revenues	$4,543	$—	$—
Pre-tax loss from discontinued operations	$(1,178)	$—	$—
Provision for income taxes	$(115)	$—	$—
Loss from discontinued operations, net of taxes	$(1,293)	$—	$—
22)	Subsequent Events
In April and June 2010, the Company acquired two businesses in China, which provide risk management technology services and outsourcing services, respectively, for aggregated fixed consideration of $7,978, of which $3,027 was paid prior to March 31, 2010, and future contingent payments of up to $6,279. The Company completed the acquisitions in order to increase its market share in providing risk management services to the financial industry in China and IT outsourcing related services in China. The acquisitions will be accounted for using the acquisition method and the results of operations will be included in the Company’s consolidated financial statements subsequent to the acquisition date. The Company has not completed the allocations of the purchase price. The goodwill is not expected to be fully deductible for tax purposes.
On June 30, 2010, the Company granted 579,250 RSU to employees and a consultant, having vesting periods of zero to 5 years. The fair value of the RSU’s as of the grant date was $18,467, which will be recognized as compensation expense ratably over the vesting period, net of expected forfeitures.
* * * * * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
BALANCE SHEETS

	March 31,	March 31,
	2009	2010

Assets
Current assets:
Cash and cash equivalents	$6,743	$1,908
Amounts due from related parties	3	—
Other current assets	261	224

Total current assets	7,007	2,132
Intangible assets, net	2	1
Amounts due from subsidiaries	117,232	248,689
Investment in subsidiaries	173,862	241,829

Total assets	$298,103	$492,651

Liabilities and equity
Current liabilities:
Accrued and other current liabilities	$3,932	$836

Total current liabilities	3,932	836
Long-term liabilities:
Amounts due to subsidiaries	1,813	1,813

Total liabilities	5,745	2,649

Equity:
Ordinary shares $0.01 par value (1,500,000,000 shares authorized, 51,036,816 and 56,231,188 shares issued and outstanding as of March 31, 2009 and March 31, 2010, respectively)	$510	$562
Additional paid-in capital	243,194	381,262
Retained earnings	29,451	88,542
Accumulated other comprehensive income	19,203	19,636

Total equity	292,358	490,002

Total liabilities and equity	$298,103	$492,651

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
STATEMENTS OF OPERATIONS

	Year Ended
	March 31,	March 31,	March 31,
	2008	2009	2010

Revenues:	$125	$228	$12

Operating expenses:
General and administrative	30,871	6,152	8,470

Total operating expenses	30,871	6,152	8,470

Loss from operations	(30,746)	(5,924)	(8,458)

Profit from investment in subsidiaries	32,089	49,293	67,534

Interest income	1,584	103	5
Other income	—	—	10

Income before income tax expense	2,927	43,472	59,091

Income tax expense	—	—	—

Net income	$2,927	$43,472	$59,091

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
(In US dollars thousands, except share and per share data)
STATEMENTS OF CASH FLOW

	Year Ended
	March 31,	March 31,	March 31,
	2008	2009	2010

Cash flows from operating activities:
Net income	$2,927	$43,472	$59,091

Adjustments to reconcile net income to net cash provided by operating activities:
Profit from investment in subsidiaries	(32,089)	(49,293)	(67,534)
Amortization of intangible assets	—	1	1
Share-based compensation	28,188	5,648	7,681

Changes in assets and liabilities, net of effects of acquisitions:
Amounts due from subsidiaries	(105,359)	(11,604)	(131,457)
Amounts due from related parties	—	(3)	3
Other current assets	685	4	37
Amounts due to subsidiaries	(139)	(15)	—
Accrued and other current liabilities	(6,665)	3,282	(3,096)

Net cash used in operating activities	(112,452)	(8,508)	(135,274)

Cash flows from investing activities:
Change in restricted cash	(84)	84	—
Purchase of intangible assets	—	(3)	—

Net cash provided by (used in) investing activities	(84)	81	—

Cash flows from financing activities:
Proceeds from sale of ordinary shares	157,495	—	132,969
Payment of share issuance costs	(11,025)	—	(6,344)
Dividend paid	(32,781)	—	—
Stock options exercised	478	2,783	3,814
Amounts due to related parties	42	(42)	—

Net cash provided by financing activities	114,209	2,741	130,439

Net increase (decrease) in cash and cash equivalents	1,673	(5,686)	(4,835)

Cash and cash equivalents, beginning of period	10,756	12,429	6,743

Cash and cash equivalents, end of period	$12,429	$6,743	$1,908

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
2. As of March 31, 2009 and 2010, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.
3. For the years ended March 31, 2008, 2009 and 2010, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

EXHIBIT INDEX

4.34	Supplementary Agreement October 14, 2009 among Longtop Financial Technologies (BVI) Limited, Fully Pacific Ltd. (BVI) and Shen Xiwu, in connection with the company’s acquisition of Sysnet.

4.35
Equity Transfer Agreement dated December 18, 2009 among Xiamen Longtop System Co. Ltd., Tianjin Xinjie Investments Co. Ltd., Zhou Bangjian and Wang Jie, in connection with the company’s acquisition of Giantstone.

4.36	Human Resource Service Contract dated March 20, 2010 between Longtop (China) System Co. Ltd. and Xiamen Longtop Human Resource Service Co. Ltd.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm.